2012 ANNUAL REPORT | BIOGENIDEC.COM/AR2012

biogen idec

LISA SINDONI
Mother, Dog Lover, Inspiration

A Company Aligned.
A Mission Defined.


Revenues
$ in millions
$4,089
$4,377
$4,716
$5,049
$5,516
08
09
10
11
12


Non-GAAP Diluted EPS*
$
$3.66
$4.12
$5.15
$5.90
$6.53**
08
09
10
11
12


Free Cash Flow*
$ in millions
$1,286
$909
$1,452
$1,520
$1,625
08
09
10
11
12

*Non-GAAP diluted EPS and free cash flow are non-GAAP financial measures. A reconciliation of GAAP to non-GAAP diluted EPS and free cash flow amounts are set forth on pages 14 and 15 of this annual report.

**2012 Non-GAAP diluted EPS was impacted by a tax correction which increased tax expense by $29 million and reduced EPS by approximately 12 cents



GEORGE A. SCANGOS, PH.D. | Chief Executive Officer

Dear Fellow Shareholders:

For everyone who counts on Biogen Idec, 2012 was an extraordinary year -- a period of significant transformation and remarkable accomplishments across the organization.

Since our last annual report, Biogen Idec has matured as a vibrant organization.

Our core business has grown, we are preparing for several potential product launches in the near future, and we have made real progress in enhancing our early stage research and development (R&D) pipeline.

Since the beginning of 2012, we reported results from five pivotal clinical trials – four of which met their endpoints, and all of which were scientifically valuable.

We substantially improved our R&D platform while developing a new approach to the way in which innovation is generated and nurtured in the biopharmaceutical sector. We have strengthened our production capabilities and continued our internal cultural transformation.

Today we are fully aligned behind a crisply defined mission and business strategy.

As we enter Biogen Idec's 35th year, we have positioned our company squarely at the intersection of science, medicine and economics.

Our goal is to discover, develop and deliver new therapeutics that lead to a meaningful improvement in the lives of patients, and to demonstrate the real-world economic impact of those therapies in order to gain appropriate reimbursement from payors around the world. In so doing, we will define our future.

Our efforts in 2012 generated strong financial results. Revenue for the year was $5.5 billion, a 9 percent increase over 2011, and we enjoyed growth in both EPS and free cash flow.

Biogen Idec delivered real rewards to you, our shareholders, and entered 2013 on solid financial footing with significant momentum.

Advancing Commercial Success

Biogen Idec's leadership in multiple sclerosis (MS) treatment continues to be the foundation of our commercial strength; in 2012 this core franchise performed exceptionally well, delivering full-year revenue growth of 9 percent over 2011.

AVONEX®, one of the most prescribed treatments for relapsing forms of multiple sclerosis worldwide, gained global market share within the class of injectable front-line therapies, thanks to strong commercial execution and the introduction of two improvements: the AVONEX PEN® auto-injector, and the AVOSTARTGRIP® titration kit, which helps reduce the frequency and severity of flu-like symptoms. For the first time in many years, there were more patients taking AVONEX at the end of the year than at the beginning of the year.

We also made considerable investments in TYSABRI®, our highly effective treatment for relapsing forms of multiple sclerosis. In January 2012, the U.S. Food and Drug Administration (FDA) approved a product label change that identifies anti-JCV antibody status as a risk factor for developing an infrequent but serious brain infection known as progressive multifocal leukoencephalopathy (PML). This label change was the foundation of our application to the FDA and European Medicines Agency (EMA) in early 2013 requesting updates to the TYSABRI label for an expanded indication that would include first-line use in patients who test negative for JC virus antibodies. It is our hope that TYSABRI will be approved for this patient population. We continue to conduct research, both internal and external, intended to identify further risk-stratification tools.

Also last year, we began a global Phase 3b study, ASCEND, to evaluate the effectiveness of TYSABRI as a treatment for secondary progressive multiple sclerosis (SPMS).

Approximately 35 percent of MS patients have the secondary progressive form of the disease, and currently there is no effective therapy to treat them. Preliminary data from small observational studies suggest that TYSABRI may provide a benefit to these patients, and we are testing that hypothesis in the ASCEND trial.

In February 2013, we reached an agreement with our partner Elan to acquire full ownership of TYSABRI. This transaction, which closed in April 2013, is a pivotal event in our stewardship of TYSABRI that began even before launch in 2004. This acquisition provides us with a greater share of TYSABRI profits, operational and strategic control, and eliminates the change of control provision that was part of the original agreement. We believe full ownership also improves our ability to optimally position TYSABRI within our MS portfolio.

From Pipeline to Patients

The excellent performance of our marketed products portfolio was mirrored by the success of our R&D and regulatory organizations. 2012 was a year of significant achievements, spanning the entire pipeline, from early research to clinical support for marketed therapies.

I'll start with our most recent accomplishment: TECFIDERA™ (dimethyl fumarate), a new first-line oral treatment for people with relapsing forms of multiple sclerosis, including relapsing-remitting multiple sclerosis (RRMS), which is the most common form of this disease. In March 2013, the FDA approved TECFIDERA, and the Committee for Medicinal Products for Human Use issued a positive opinion recommending a marketing authorization be granted for TECFIDERA in the European Union.

Results of our Phase 3 DEFINE and CONFIRM studies – which form the foundation for TECFIDERA's regulatory filings around the world – were published in The New England Journal of Medicine in September, 2012.

Additionally, in March 2013, the U.S. Patent and Trademark Office issued us a patent for the TECFIDERA dosing regimen of 480 mg daily. This patent, which expires in 2028, adds to our growing portfolio of patents covering TECFIDERA, which includes patents claiming formulations of its active ingredient, dimethyl fumarate, to treat multiple sclerosis and methods for treating multiple sclerosis using dimethyl fumarate. Those patents will expire in 2019 and 2020, respectively, but could be eligible for additional extension.

In Europe, the European Patent Office determined that our application for a patent covering the same 480 mg daily dosing regimen of TECFIDERA is allowable. Once granted, this patent will also expire in 2028. The European Patent Office has already issued a patent that covers the TECFIDERA formulation and the method of treating MS and other autoimmune diseases. This patent will expire in 2019 but may be eligible for term extensions in some countries.

TECFIDERA offers the MS community a treatment with strong efficacy and a favorable safety profile in the convenience of a pill – a combination we believe will have a significant, positive impact on the way people live with this chronic disease. TECFIDERA raises expectations for what patients can achieve with their therapy, and Biogen Idec is committed to setting a new standard for the next generation of medicines.

We also continued to advance our late-stage development program for PLEGRIDY™ (peginterferon beta-1a) for the treatment of relapsing forms of MS. We reported positive top-line data from the Phase 3 registrational study in January 2013, and expect to file our Biologics License Application (BLA) with the FDA in mid-2013. If approved, PLEGRIDY is expected to represent an innovation that offers patients solid efficacy, with a dosing schedule that compares favorably to the more frequent injection schedules with other drugs in the injectable class of treatment. We believe that convenience will be an increasingly important differentiator in this segment of the MS market, and that the less frequent dosing schedule of PLEGRIDY, with a convenient auto-injector, will allow us to capture an increasing share of this market segment.

We also advanced daclizumab high-yield process (DAC HYP), an investigational, once-monthly subcutaneous therapy in the treatment of RRMS. We reported data from our Phase 2b SELECT trial at the American Academy of Neurology in April 2012 and the full data set was recently published in an online article in *The Lancet*. In addition, we fully enrolled our Phase 3 DECIDE registrational clinical trial in mid-2012. We expect a read-out from this trial in 2014.

As we intensify our commitment to MS, we are leading what we believe will be a transformation in the standard of care in hemophilia. In 2012, we reported positive clinical data from Phase 3 trials for long-lasting recombinant factor VIII Fc fusion protein (rFVIIIFc) for the treatment of hemophilia A and long-lasting recombinant factor IX Fc fusion protein (rFIXFc) for the treatment of hemophilia B.

These two therapies, the first true innovations in hemophilia in two decades, have the potential to change the way people with hemophilia think about treatment – reducing the burden of treatment and improving long-term health outcomes at the same time. As of this writing, the FDA has accepted our BLA for marketing approval of rFIXFc, and we have submitted a BLA for rFVIIIFc. We anticipate launches for both therapies over the next 12 months.

Early-stage Pipeline

Biogen Idec advanced its early-stage pipeline in 2012 through identification and validation of new targets, discovery of first-in-class drug candidates, and business development agreements. We moved several compounds into Phase 1 and 2 clinical trials in neurodegenerative and immunological diseases. MS, Alzheimer's disease, neuropathic pain, and lupus nephritis were among the diseases targeted in these studies, which include:

- A Phase 2a study of our anti-LINGO molecule in acute optic neuritis. We expect to initiate a second Phase 2 trial of anti-LINGO in relapsing MS during the second half of 2013.
- A Phase 2b study of anti-TWEAK, our monoclonal antibody in lupus nephritis.
- A Phase 1b clinical trial for BIIB037, our first clinical study in Alzheimer's disease.
- A Phase 2a study of STX-100 in patients with idiopathic pulmonary fibrosis.

We expect to initiate a Phase 2 study of neublastin for neuropathic pain in the coming months.

In addition to these milestones, Biogen Idec signed three development agreements with Isis Pharmaceuticals (Isis), a leader in antisense, or RNA-targeted, drug discovery and development. Through these agreements we will:

- Jointly develop and commercialize Isis' antisense investigational drug, Isis-SMNRx, for the treatment of spinal muscular atrophy (SMA) in children. Isis reported full data from a Phase 1b clinical trial at the American Academy of Neurology meeting in March 2013;
- Collaborate to develop and commercialize a novel antisense drug for the treatment of myotonic dystrophy type 1 (DM1), the most common form of muscular dystrophy in adults; and
- Combine our resources to discover and develop antisense drugs against three undisclosed targets to treat neurological or neuromuscular disorders.

Our relationship with Isis reflects our respect for them as a partner. By combining Isis' knowledge of antisense science with Biogen Idec's leadership in neurology, we believe these collaborations hold great potential for discovery and development of innovative approaches to treating neurological diseases.

In 2012, our organization continued to build world-class science focused on some of the most heart-rending medical issues facing individuals. Our alignment and focus allow us to continually innovate and take on very complex patient challenges and push into disease areas where little or no therapy is currently available.

This commitment to stellar biomedical research in the interest of serving people is reflected in our only clinically unsuccessful project of 2012. In January 2013, we discontinued development of dexpramipexole, a compound that was being tested in people with amyotrophic lateral sclerosis (ALS). Dexpramipexole failed to meet any endpoints in a pivotal Phase 3 trial, either in the general study population or in multiple subpopulations.


Mother, Dog Lover, Inspiration

Meet Lisa Sindoni

In 2007, Lisa Sindoni went to the ER with left-sided weakness, difficulty finding words, and issues with hand-eye coordination. After several tests and opinions, doctors diagnosed Lisa with relapsing-remitting multiple sclerosis and recommended immediate treatment.

Today, Lisa still mourns her lost abilities, but she has learned how to develop other abilities. With TYSABRI® on her side, Lisa engages in daily crosswords, Sudoku, and reading to help challenge her brain and coordination. When she can, she adds physical activity to her routine, including going to the gym, and doing yoga, Pilates, and ballet workouts via DVD.

MS ActiveSource® Mentors have chosen to share their stories with other people living with MS.

Each of these stories reflects the personal experiences of one person, and stories are not intended to imply any therapeutic benefit, results or experiences with Biogen Idec products.

"The greatest lesson I learned from my diagnosis, and am constantly reinforcing, is that I have to think about what's best for me. I spent my entire life taking care of others, both personally and professionally. I didn't know how to take care of me."

Lisa gives back to others as a mentor in the Biogen Idec ActiveVoices℠ (msactivesource.com) program, a mentoring program in which a newly-diagnosed patient is teamed with a "veteran" multiple sclerosis patient for support and assistance.

While this was terribly disappointing to everyone dedicated to helping the ALS community, we believe the dexpramipexole trial represents a significant contribution to ALS research. One of the most comprehensive ALS studies ever conducted, the EMPOWER trial created a robust clinical database that we expect will provide an important contribution to future research and also established a novel endpoint for ALS that combines function and survival.

Through EMPOWER, we developed criteria for early diagnosis and disease progression of ALS; we better characterized its epidemiology, medical co-morbidities and natural history; and we quantified the impact of treatment based on changes in function. These innovations enabled us to contribute to an EMA white paper for ALS clinical development.

Biogen Idec remains committed to advancing ALS science, and we are working with researchers around the world to further understand the disease.

A Passion for Innovation

In 2012, we established a research collaboration with Duke University and HudsonAlpha Institute for Biotechnology to sequence the genomes of up to 1,000 people with ALS over the next five years. This ambitious undertaking may lead to important new insights into the genetic causes of ALS.

Additionally, just before the end of 2012, we announced the formation of a consortium in collaboration with several leading academic research centers to identify new approaches to treating ALS.

The consortium, which includes some of the most renowned neuroscientists and ALS scientists in the world, is led by our chief scientific officer, Spyros Artavanis-Tsakonas, who joined Biogen Idec during 2012 from his position as professor of cell biology at Harvard University. This research consortium is an innovative way for Biogen Idec to interact with world-class academic researchers to pursue a common goal of finding treatments for difficult-to-treat diseases. Diseases like ALS are complicated and it has proven very challenging to find treatments.

By combining our expertise with that of leading academic researchers, and assembling a complementary group of researchers, we hope to be able to make progress in defining the causes of ALS and ultimately in developing novel therapeutics to treat the disease.

We have embraced academic collaborations as a part of our strategy to maintain a vibrant and innovative research organization and better understand the underlying biology of disease.

Our research agreement with Harvard Medical School to produce the first large-scale map of the human interactome is an excellent example of that strategy.

This initiative is expected to provide an in-depth portrait of how proteins in the human body communicate and interact with each other, and promises to yield a wealth of new targets for potential therapies.

With our partners in the hemophilia community, we created an initiative, My Life, Our Future: Genotyping for Progress in Hemophilia, to help uncover genetic information that can be used by physicians to individualize the care of people with hemophilia, as well as generate data that may lead to new scientific discoveries. This initiative fits perfectly with our mission because it offers knowledge to patients, their families, healthcare providers and researchers that can improve care and advance science.

Preparing for Long-term Growth

As I wrote to you in our 2011 annual report, the environment for biomedical innovation, patient care and the provision of health services remains in a period of dramatic change. We are undertaking several initiatives to help position us strongly in the evolving environment.

We continue to navigate the challenging fiscal environment in major markets around the globe. Like others in the industry, in Europe we are wrestling with the realities of continuing economic pressures. Nations under severe financial stress have taken measures that threaten healthcare and innovation.


Student, Camp Counselor, Volunteer

Meet Jetty Sapinoso

2012 BIOGEN IDEC HEMOPHILIA SCHOLARSHIP WINNER

biogenidechemophilia.com

Jetty is on a career path to become a dental hygienist – a natural choice considering that he's always looking for opportunities to make people smile. According to Jetty, "Everybody has the ability to lend a helping hand. If people lived their lives doing one good deed a day, the world would be a better place."

Jetty has extended his hand to help the younger generation with hemophilia. He was once a camp counselor for the Hemophilia Foundation of San Diego and let the campers practice their vein-finding skills on him. Now, he wants to share his passion for healthy living with the younger generation to reinforce the importance of regular physical activity.

"Parents are scared for their children to have bleeds. I want to promote being active without going overboard, so kids can build muscle."

Always looking to help others in need, Jetty tries to find time to volunteer during his busy days that usually include working, exercising, and restoring cars to bring to the racetrack.

Each of these stories reflects the personal experiences of one person, and stories are not intended to imply any therapeutic benefit, results or experiences with Biogen Idec products.

Even countries with healthier economies present a changing landscape for health technology assessments, particularly in key markets like Germany and the U.K. Despite these complexities, we have continued to be successful and grow our operations throughout Europe, and believe that we are well-poised to continue to do so.

In the United States, we are preparing for the implementation of the Affordable Care Act and the changes it will bring to the healthcare landscape. We are also investigating the opportunities presented by the Food and Drug Administration Safety and Innovation Act (FDASIA), with the enhancement of the accelerated approval mechanism and the creation of the breakthrough therapy designation.

Our R&D group has targeted medical problems that are difficult but that we believe are not intractable – and where our expertise can make a meaningful difference for patients. To support these efforts, we are building world-class capabilities in market access, health economics, and research and development to enhance scientific and real-world understanding of the diseases we seek to treat, with a goal of improving pipeline decisions and patient outcomes.

Our mission is to discover and develop drugs that provide real value to patients and payors, and to generate the economic and outcomes data to support our value proposition.

In the global marketplace, we are supplementing our core commercial operations in the U.S. and Europe with a robust strategy for entering emerging markets based on local needs and our ability to meet them. In the coming years, we expect to enter new and emerging markets through a strategy of "smart growth": optimizing immediate opportunities while mitigating risks through a combination of distributor networks and direct investment, and staging expansion to participate appropriately now – while positioning ourselves to capture long-term potential.

Our Pharmaceutical Operations and Technology (PO&T) organization is enhancing its already strong capabilities to focus on strategies to improve production efficiency, strengthen supply chains and enable quality-of-life improvements to Biogen Idec therapies – such as improved dosing, user-friendly packaging and delivery systems that offer meaningful benefits to patients. Here are a few examples of these efforts:

- We formalized our joint venture with Samsung, creating Samsung Bioepis. This joint venture leverages our expertise and capabilities in protein engineering, cell line development and recombinant biologics manufacturing to position the company to participate in the emerging market for biosimilars.

- We completed construction on our Hillerød, Denmark, international manufacturing site and completed the FDA validation process for TYSABRI production in 2012. We expect to receive licensing to manufacture in 2013. Once licensed, this facility will perform large-scale manufacturing, packaging, labeling and quality control and assurance for products sold outside the U.S.

- We opened a new facility in Research Triangle Park, North Carolina, which unites on one site more than 1,000 Biogen Idec employees dedicated to patient care – from manufacturing high quality therapies to providing patient services, including financial assistance where necessary.

- We created a strategic alliance with Eisai, Inc., to bolster our manufacturing capabilities in Research Triangle Park, North Carolina. This alliance expands our expertise in small and large molecule production and creates an additional manufacturing facility for TECFIDERA production. The agreement also provides us with the option to purchase the Eisai facility in the future.



Father, Mechanic, Patient Advocate

Meet Willie Martin

Willie was diagnosed with multiple sclerosis in March 2008. His first symptoms included slurred speech, an inability to finish sentences, lack of balance when walking, blurred vision, and feeling anxious. His symptoms progressed quickly over a few days. After diagnosis, he chose to begin his therapy with AVONEX® because of the convenient once-a-week dosing schedule.

Willie works as a machinist and enjoys drag racing. He is a crew member, builds cars, races every other weekend, and attends all-day events and car shows. He is also a volunteer and a patient advocate so he can help other people living with MS.

"Life matured me so I can deal with problems and continue living. I have something to offer others, and I hope my experiences can help others in their journey living with multiple sclerosis."

MS ActiveSource® Mentors have chosen to share their stories with other people living with MS.

Each of these stories reflects the personal experiences of one person, and stories are not intended to imply any therapeutic benefit, results or experiences with Biogen Idec products.

Our Responsibility as a Global Citizen

As Biogen Idec grows, we continue to invest deeply and strengthen our partnerships and support the communities in which we operate. We reinvigorated and restructured The Biogen Idec Foundation to ensure that our philanthropic efforts keep pace with our corporate growth. The result is that our foundation made a stronger impact on our communities through significant programs. Biogen Idec made the following contributions through both foundation and corporate initiatives in 2012:

- A $100,000 grant to Teach for America programs in Massachusetts and Eastern North Carolina in support of Science, Technology, Engineering, and Math (STEM) education.

- A commitment of significant funds to the University of Massachusetts Medical School ALS Champion Fund to increase awareness of ALS and support basic and clinical science research into potential treatments for ALS and other neurodegenerative diseases.

- A renewed pledge of employee volunteerism and diversity through our Care Deeply Volunteer Day, designed to encourage Biogen Idec employees to give back to their local communities. From Zug, Switzerland, to Greater Boston, Care Deeply Volunteer Day annually draws over 1,100 employees to assist more than 40 nonprofit projects, logging some 3,500 hours.

We also remain focused in support for education and public policy engagement to address the future of biomedical science at fundamental levels:

- Through support for organizations such as the Museum of Science in Boston, the Museum of Life and Science in Durham, North Carolina, and the KinderUniversität Zurich, we have developed partnerships with organizations that inspire young people to gain an interest in science careers.

- Our Community Lab facilitates the engagement of students in middle school and high school, to introduce scientific methods and experience hands-on, real-world science at our research facility. Our Cambridge, Massachusetts lab is considered the gold standard and in 2012 celebrated 10 years of providing hands-on learning opportunities.

- Our support of Room to Read has resulted in the building of two libraries and a school in Sri Lanka as well as the publication of a book in the local language of Nepal. By helping children become life-long learners with access to quality education, we believe we can pique their interest in science and innovation.

- We underwrite organizations, such as the Biomedical Science Careers Program, which enables high-potential minority undergraduate and graduate students to complete their academic work and enter the science-based workforce.

- We foster basic research at the highest intellectual levels through academic collaborations, partnerships, and programs such as the ALS Consortium noted above.

- And we participate in the public discourse about the future of innovation. In fact, I am proud to note that Doug Williams, our R&D leader, and I had the privilege of providing input to the President's Council of Advisors on Science and Technology, better known in public policy circles as PCAST – and Doug served as a formal member of the Council's PCAST Drug Innovation Invited Experts. This year, Biogen Idec is one of three corporate supporters of the FDA-Aspen Institute initiative, National Strategy for Biomedical Innovations, which will integrate academia, industry and government to align scientific policy and priorities with society's health needs.

Individually these efforts are noteworthy but not unusual for a successful organization. Taken collectively, though, they represent an important investment in human capital and in the legacy that the current leadership of Biogen Idec will leave to future generations.

A Company Aligned. A Mission Defined.

At the beginning of 2013, we find ourselves with great opportunity and a clear mission. Our opportunity is based on a foundation driven by and rooted in great science, our focus on treatments that are enabling a better quality of life for patients challenged by some of the most difficult medical conditions, and a global organization that is fully aligned around our mission to clearly pursue opportunities within focused therapeutic areas. We are an organization that is wholly committed to attracting the best talent and the best leaders, while effectively responding to evolving regulatory and economic realities so we can work to deliver treatments to patients around the world in the most efficient way possible.

Biogen Idec has come off a solid year of revenue growth and profitability, while advancing our late-stage pipeline and investing in upcoming product launches.

We have kept our promises.

But we know we have a lot of work to do to meet the opportunity that stands before us.

With the foundation we have built, we are well-prepared for the leadership challenges ahead: attend to today's business while preparing for tomorrow, and pursue a vision where Biogen Idec invests enthusiastically to prolong and improve lives, is valued for its contributions to society and generates sustainable returns for those who have invested resources in us. Regardless of what comes our way, our fundamental business belief remains unchanged: If we invest smartly in therapies that offer true benefit to patients and market them thoughtfully, we will do well … and so will you, our shareholders.

Sincerely,
George A. Scangos, Ph.D.
Chief Executive Officer



PRODUCT PIPELINE

Phase One

Product	Indication	PHASE 1	PHASE 2	PHASE 3	FILING	APPROVED
CD40L	Systemic Lupus Erythematosus	●				
BIIB037 (HUMAN ANTI-AMYLOID BETA MAB)	Alzheimer's Disease	●				
SMNRX	Spinal Muscular Atrophy	●				
NEUBLASTIN	Neuropathic Pain	●				

Phase Two

Product	Indication	PHASE 1	PHASE 2	PHASE 3	FILING	APPROVED
OCRELIZUMAB (HUMANIZED ANTI-CD20 MAB)	Multiple Sclerosis, Relapsing-Remitting	●	●			
ANTI-TWEAK	Lupus Nephritis	●	●			
ANTI-LINGO	Multiple Sclerosis	●	●			
STX-100	Idiopathic Pulmonary Fibrosis	●	●			

Phase Three

Product	Indication	PHASE 1	PHASE 2	PHASE 3	FILING	APPROVED
PLEGRIDY (PEGINTERFERON BETA-1A)	Multiple Sclerosis, Relapsing Forms	●	●	●		
DACLIZUMAB	Multiple Sclerosis, Relapsing Forms	●	●	●		
GA101 (HUMANIZED ANTI-CD20 MAB)	Chronic Lymphocytic Leukemia	●	●	●		
GA101 (HUMANIZED ANTI-CD20 MAB)	Non-Hodgkin's Lymphoma	●	●	●		
TYSABRI (NATALIZUMAB)	Secondary-Progressive MS	●	●	●		

Filing

	PHASE 1	PHASE 2	PHASE 3	FILING	APPROVED
RECOMBINANT FACTOR VIII FC (RFVIIIFC) Hemophilia A	●	●	●	●	
RECOMBINANT FACTOR IX FC (RFIXFC) Hemophilia B	●	●	●	●	

Approved

	PHASE 1	PHASE 2	PHASE 3	FILING	APPROVED
AVONEX (INTERFERON BETA-1A) Multiple Sclerosis, Relapsing-Remitting	●	●	●	●	●
TYSABRI (NATALIZUMAB) Multiple Sclerosis, Relapsing-Remitting	●	●	●	●	●
TYSABRI (NATALIZUMAB) Crohn's Disease (U.S.)	●	●	●	●	●
RITUXAN (RITUXIMAB) Non-Hodgkin's Lymphoma	●	●	●	●	●
RITUXAN (RITUXIMAB) ANCA-Associated Vasculitis	●	●	●	●	●
RITUXAN (RITUXIMAB) Anti-TNF Refractory Rheumatoid Arthritis	●	●	●	●	●
RITUXAN (RITUXIMAB) Chronic Lymphocytic Leukemia	●	●	●	●	●
FUMADERM (FUMARIC ACID ESTERS) Psoriasis (Germany)	●	●	●	●	●
FAMPYRA (PROLONGED-RELEASE FAMPRIDINE TABLETS) Multiple Sclerosis (Walking Ability)	●	●	●	●	●
TECFIDERA (DIMETHYL FUMARATE) Multiple Sclerosis, Relapsing Forms (FDA-approved)*	●	●	●	●	●

*Under review with EMA.

GAAP to Non-GAAP Reconciliation

Condensed Consolidated Statements of Income – Operating Basis

(unaudited, $ in millions except per share amounts)	FY 08	09	10	11	12
GAAP diluted EPS	**$2.65**	**$3.35**	**$3.94**	**$5.04**	**$5.76**
Adjustment to net income attributable to Biogen Idec Inc. (see below)	$1.01	$0.77	$1.21	$0.86	$0.77
Non-GAAP diluted EPS	**$3.66**	**$4.12**	**$5.15**	**$5.90**	**$6.53**
GAAP Net Income Attributable to Biogen Idec Inc.	**$783**	**$970**	**$1,005**	**$1,234**	**$1,380**
R&D – Severance and restructuring	1	3	1	–	9
R&D – Expenses paid by Cardiokine	5	8	5	–	–
SG&A – Severance and restructuring	4	–	6	–	–
2010 Restructuring initiatives	–	–	75	19	2
Amortization of intangible assets	333	290	209	207	194
Fair value adjustment of contingent consideration associated with 2010 Panima acquisition and 2011 purchase of Dompe's noncontrolling interest	–	–	–	36	27
Contingent consideration payments made in 2008 associated with the 2006 Conforma acquisition and in 2010 associated with the 2007 Syntonix acquisition, and the 2010 IPR&D charge related to the consolidation of Knopp	25	–	245	–	–
Gain/(loss) on sale of long-lived assets	(9)	–	–	–	–
Net income attributable to non-controlling interests: consolidation of Knopp in 2010 and expenses paid by Cardiokine in 2008, 2009 and 2010	(5)	(8)	(149)	–	–
Income tax effect primarily related to reconciling items	(82)	(97)	(116)	(62)	(53)
Stock option expense	26	29	33	12	8
Non-GAAP Net Income Attributable to Biogen Idec Inc.	**$1,081**	**$1,195**	**$1,315**	**$1,446**	**$1,567**

Numbers may not foot due to rounding.

Free Cash Flow Reconciliation

(unaudited, $ in millions)	FY 08	09	10	11	12
Net cash flows provided by operating activities	$1,562	$1,075	$1,625	$1,728	$1,880
Purchases of property, plant and equipment (Capital Expenditures)	276	166	173	208	255
Free Cash Flow	**$1,286**	**$909**	**$1,452**	**$1,520**	**$1,625**

NOTES: The non-GAAP net income attributable to Biogen Idec Inc. and non-GAAP diluted EPS presented are defined as reported, or GAAP, values excluding (1) certain purchase accounting and merger-related adjustments, (2) stock option expense and the cumulative effect of an accounting change relating to the initial adoption of a new accounting standard for share-based payments, (3) other select items and (4) their related tax effects. Free cash flow is defined as net cash flows provided by operating activities less purchases of property, plant and equipment, as disclosed within our Form 10-K. We believe the disclosure of these non-GAAP financial measures provides investors additional insight into the ongoing economics of our business and reflects how we manage our business internally, set operational goals and form the basis of our management incentive programs. These non-GAAP financial measures are not in accordance with GAAP and should not be viewed in isolation or as a substitute for comparable reported, or GAAP financial measures. Numbers may not foot due to rounding. Additional reconciliations of our non-GAAP financial measures can be found in the Investors section of www.biogenidec.com.

SAFE HARBOR: This annual report contains forward-looking statements, including statements about our 2013 goals, growth prospects and strategies, regulatory filings and agency actions, product launch plans, the anticipated development of and data readouts from programs in our clinical pipeline, and the expectation and anticipated benefits of our collaboration and research efforts. These forward-looking statements may be accompanied by such words as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "potential," "project," "target," "will" and other words and terms of similar meaning. You should not place undue reliance on these statements. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements, including our dependence on our three principal products, AVONEX®, RITUXAN® and TYSABRI®; the importance of TYSABRI's sales growth; uncertainty of success in executing our commercial launch of TECFIDERA™; uncertainty of success in commercializing other product candidates; product competition; occurrence of adverse safety events with our products; changes in the availability of reimbursement for our products; adverse market and economic conditions; our dependence on collaborations and other third parties over which we may not always have full control; failure to comply with government regulation and legal and regulatory requirements; our ability to protect our intellectual property rights, and have sufficient rights to market our products and services, and the cost of doing so; problems with our manufacturing processes and our reliance on third parties; the risks of doing business internationally; failure to execute our growth initiatives; charges and other costs relating to our properties; fluctuations in our effective tax rate; our ability to attract and retain qualified personnel; fluctuations in our operating results; the market, interest and credit risks associated with our portfolio of marketable securities; environmental risks; change of control provisions in our collaborations; and the other risks and uncertainties that are described in the Risk Factors section of our most recent annual or quarterly report and in other reports we have filed with the SEC. These statements are based on our current beliefs and expectations and speak only as of April 19, 2013. We do not undertake any obligation to publicly update any forward-looking statements.

NOTE REGARDING TRADEMARKS: AVONEX®, AVONEX PEN®, AVOSTARTGRIP®, MS ACTIVESOURCE®, RITUXAN®, and TYSABRI® are registered trademarks of Biogen Idec or its subsidiaries. FUMADERM™, PLEGRIDY™, and TECFIDERA™ are trademarks of Biogen Idec or its subsidiaries. FAMPYRA® is a registered trademark of Acorda Therapeutics, Inc.



MANAGEMENT TEAM

Executive Management (left to right):

- Steven H. Holtzman, Executive Vice President, Corporate Development
- John G. Cox, Executive Vice President, Pharmaceutical Operations and Technology
- George A. Scangos, Ph.D., Chief Executive Officer
- Tony Kingsley, Executive Vice President, Global Commercial Operations
- Susan H. Alexander, Executive Vice President, Chief Legal Officer and Corporate Secretary
- Douglas E. Williams, Ph.D., Executive Vice President, Research and Development
- Kenneth DiPietro, Executive Vice President, Human Resources
- Paul J. Clancy, Executive Vice President, Finance and Chief Financial Officer
- Ray Pawlicki, Senior Vice President and Chief Information Officer

CORPORATE INFORMATION

Board of Directors

William D. Young
Chairman, Biogen Idec
Venture Partner,
Clarus Ventures, LLC

George A. Scangos, Ph.D.
Chief Executive Officer,
Biogen Idec

Alexander J. Denner, Ph.D.
Private Investor and Founding Partner,
Sarissa Capital

Caroline D. Dorsa
Executive Vice President and Chief Financial Officer,
Public Service Enterprise
Group Incorporated

Nancy L. Leaming
Retired Chief Executive Officer and President,
Tufts Health Plan

Richard C. Mulligan, Ph.D.
Mallinckrodt Professor of Genetics,
Harvard Medical School and
Founding Partner,
Sarissa Capital

Robert W. Pangia
Chief Executive Officer,
Ivy Sports Medicine, LLC

Stelios Papadopoulos, Ph.D.
Chairman, Exelixis, Inc.

Brian S. Posner
Private Investor and President,
Point Rider Group LLC

Eric K. Rowinsky, M.D.
Head of R&D and Chief Medical Officer,
Stemline Therapeutics, Inc.

The Honorable Lynn Schenk
Attorney, former Chief of Staff to the
Governor of California and former
U.S. Congresswoman

Stephen A. Sherwin, M.D.
Chairman, Ceregene, Inc.

Shareholder Information

Corporate Headquarters
Biogen Idec Inc.
133 Boston Post Road
Weston, MA 02493
Phone: (781) 464-2000

SEC Form 10-K
A copy of Biogen Idec's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available at **www.sec.gov** and upon request to:
Investor Relations Department
Biogen Idec Inc.
133 Boston Post Road
Weston, MA 02493
Phone: (781) 464-2000

Transfer Agent
For shareholder questions regarding lost stock certificates, address changes and changes of ownership or names in which the shares are held, direct inquiries to:
Computershare Trust Company NA
250 Royall Street
Canton, MA 02021
(781) 575-2879
www. computershare.com

Independent Accountants
PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

News Releases
As a service to our shareholders and prospective investors, copies of Biogen Idec news releases issued in the last 12 months are now available almost immediately 24 hours a day, seven days a week, on the Web at **www.businesswire.com**. Biogen Idec's news releases are usually posted within one hour of being issued and are available at no cost at **www.biogenidec.com**.

Market Information
Our common stock trades on the NASDAQ Global Select Market under the Symbol "BIIB."

The following table shows the high and low sales price for our common stock as reported by the NASDAQ Global Select Market for each quarter in the years ended December 31, 2012 and 2011.

Common Stock Price

2011

Quarter	HIGH	LOW
1	$73.53	$64.28
2	$109.63	$72.70
3	$109.14	$83.83
4	$120.66	$87.72

2012

Quarter	HIGH	LOW
1	$127.85	$111.44
2	$144.38	$124.23
3	$157.18	$137.88
4	$155.30	$134.00

biogen idec

2012 ANNUAL REPORT | BIOGENIDEC.COM/AR2012




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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-19311

BIOGEN IDEC INC.

(Exact name of registrant as specified in its charter)

Delaware	**33-0112644**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

133 Boston Post Road, Weston, Massachusetts 02493

(781) 464-2000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.0005 par value	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files): Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) computed by reference to the price at which the common stock was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $34,138,379,832.

As of January 31, 2013, the registrant had 236,312,191 shares of common stock, $0.0005 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for our 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

BIOGEN IDEC INC.

ANNUAL REPORT ON FORM 10-K

For the Year Ended December 31, 2012

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our current beliefs and expectations. These forward-looking statements may be accompanied by such words as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "potential," "project," "target," "will" and other words and terms of similar meaning. Reference is made in particular to forward-looking statements regarding:

- the anticipated amount, timing and accounting of revenues, contingency payments, milestone, royalty and other payments under licensing, collaboration or acquisition agreements, tax positions and contingencies, doubtful accounts, cost of sales, research and development costs, compensation and other expenses, amortization of intangible assets, and foreign currency forward contracts;
- the anticipated regulatory actions relating to and the commercial launch of TECFIDERA (BG-12);
- our plans to develop further risk stratification protocols for TYSABRI and the impact of such protocols;
- anticipated regulatory filings for, regulatory actions relating to, and commercial launch of our long-lasting blood clotting factor candidates;
- additional planned launches and future development costs of FAMPYRA;
- the timing, outcome and impact of proceedings related to: patents and other intellectual property rights; tax audits, assessments and settlements; product liability and other legal proceedings;
- loss to be incurred in connection with Genentech's ongoing arbitration with Hoechst;
- the deferral of TYSABRI revenue in Italy;
- the expected lifetime revenue of AVONEX and amortization recorded in relation to its core technology;
- the costs, timing and therapeutic scope of the development and commercialization of our pipeline products;
- our arrangement with Knopp Neurosciences related to dexpramipexole;
- the timing and impact of U.S. healthcare reform, including the annual fee on prescription drug manufacturers, and other measures worldwide designed to reduce healthcare costs;
- the impact of the deterioration of the credit and economic conditions in certain countries in Europe and our collection of accounts receivable in such countries;
- patent terms, patent term extensions, patent office actions and market exclusivity rights;
- fair value estimates in connection with our acquisitions of Stromedix and other entities;
- lease commitments and purchase obligations;
- our ability to finance our operations and business initiatives and obtain funding for such activities;
- the impact of new laws and accounting standards;
- the availability of our unrepatriated foreign earnings and dividend activity;
- repayment of outstanding debt;
- the timing and expected financial impact of relocating our corporate headquarters from our facility in Weston, Massachusetts to Cambridge, Massachusetts;
- manufacturing capacity;
- the licensure of and plans for our manufacturing facility in Hillerød, Denmark; and
- the drivers for growing our business, including our plans to pursue business development and research opportunities, and competitive conditions.

These forward-looking statements involve risks and uncertainties, including those that are described in the "*Risk Factors*" section of this report and elsewhere within this report that could cause actual results to differ materially from those reflected in such statements. You should not place undue reliance on these statements. Forward-looking statements speak only as of the date of this report. We do not undertake any obligation to publicly update any forward-looking statements.

NOTE REGARDING COMPANY AND PRODUCT REFERENCES

Throughout this report, "Biogen Idec," the "Company," "we," "us" and "our" refer to Biogen Idec Inc. and its consolidated subsidiaries. References to "RITUXAN" refer to both RITUXAN (the trade name for rituximab in the U.S., Canada and Japan) and MabThera (the trade name for rituximab outside the U.S., Canada and Japan), and "ANGIOMAX" refers to both ANGIOMAX (the trade name for bivalirudin in the U.S., Canada and Latin America) and ANGIOX (the trade name for bivalirudin in Europe).

NOTE REGARDING TRADEMARKS

AVONEX®, AVONEX PEN® and RITUXAN® are registered trademarks of Biogen Idec. FUMADERM™ and TECFIDERA™ are trademarks of Biogen Idec. TYSABRI® and TOUCH® are registered trademarks of Elan Pharmaceuticals, Inc. The following are trademarks of the respective companies listed: ACTEMRA® — Chugai Seiyaku Kabushiki Kaisha; AUBAGIO® — Sanofi Societe Anonyme France; ANGIOMAX® and ANGIOX® — The Medicines Company; ARZERRA® — Glaxo Group Limited; BENLYSTA® — Human Genome Sciences, Inc.; BETASERON® and BETAFERON® — Bayer Schering Pharma AG; CAMPATH® and LEMTRADA® — Genzyme Corporation; CIMZIA® — UCB Pharma, S.A.; COPAXONE® — Teva Pharmaceutical Industries Limited; ENBREL® — Immunex Corporation; EXTAVIA® and GILENYA® — Novartis AG; FAMPYRA® — Acorda Therapeutics, Inc.; HUMIRA® — AbbVie Biotechnology Ltd.; ORENCIA® — Bristol-Myers Squibb Company; REBIF® — Ares Trading S.A.; REMICADE® — Centocor Ortho Biotech Inc.; SIMPONI® — Johnson & Johnson; and TREANDA® — Cephalon, Inc.

PART I

Item 1. *Business*

Overview

Biogen Idec is a global biotechnology company focused on discovering, developing, manufacturing and marketing therapies for the treatment of multiple sclerosis (MS) and other autoimmune disorders, neurodegenerative diseases and hemophilia. We also collaborate on the development and commercialization of RITUXAN and anti-CD20 product candidates for the treatment of non-Hodgkin's lymphoma and other conditions. Summary information about our marketed products is set forth in the table below.

			Product Revenues to Biogen Idec (in millions)		
Product	**Indications**	**Development or Marketing Collaborator**	**2012**	**2011**	**2010**
AVONEX (1)	Multiple sclerosis	None	$ 2,913.1	$ 2,686.6	$ 2,518.4
TYSABRI (2)	Multiple sclerosis Crohn's disease	Elan Pharma International	$ 1,135.9	$ 1,079.5	$ 900.2
FAMPYRA (3)	Multiple sclerosis (walking ability)	Acorda Therapeutics	$ 57.4	$ 13.6	$ —
FUMADERM (4)	Psoriasis	None	$ 59.7	$ 54.7	$ 51.2
			Unconsolidated Joint Business Revenues to Biogen Idec (in millions)		
Product	**Indications**	**Development or Marketing Collaborator**	**2012**	**2011**	**2010**
RITUXAN (5)	Non-Hodgkin's lymphoma Rheumatoid arthritis Chronic lymphocytic leukemia ANCA-associated vasculitis	Genentech (Roche Group)	$ 1,137.9	$ 996.6	$ 1,077.2

(1) AVONEX (interferon beta-1a) is indicated for the treatment of patients with relapsing forms of MS to slow the accumulation of physical disability and decrease the frequency of clinical exacerbations.

(2) TYSABRI (natalizumab) is indicated (1) for the treatment of relapsing forms of MS as a monotherapy to delay the accumulation of physical disability and reduce the frequency of clinical exacerbations and (2) in the U.S. for inducing and maintaining clinical response and remission in adult patients with moderately to severely active Crohn's disease with evidence of inflammation who have had an inadequate response to, or are unable to tolerate, conventional Crohn's disease therapies and TNF inhibitors.

(3) FAMPYRA (prolonged-release fampridine tablets) is indicated for the improvement of walking ability in adult patients with MS who have walking disability.

(4) FUMADERM (fumaric acid esters) is only approved in Germany and is indicated for the treatment of adult patients with moderate to severe plaque psoriasis for whom topical therapy is ineffective.

(5) RITUXAN (rituximab) is indicated for the treatment of (1)(a) relapsed or refractory, low-grade or follicular, CD20-positive, B-cell Non-Hodgkin's lymphoma (NHL) as a single agent, (b) previously untreated follicular, CD20-positive, B-cell NHL in combination with first line chemotherapy and, in patients achieving a complete or partial response to RITUXAN in combination with chemotherapy, as a single-agent maintenance therapy, (c) non-progressing (including stable disease), low-grade, CD20-positive, B-cell NHL, as a single agent, after first-line CVP chemotherapy, and (d) previously untreated diffuse large B-cell, CD20-positive NHL in combination with CHOP or other anthracycline-based chemotherapy regimens, (2) CD20-positive chronic lymphocytic leukemia in combination with fludarabine and cyclophosphamide, (3) moderately- to severely-active rheumatoid arthritis, in combination with methotrexate, in adult patients who have had an inadequate response to one or more TNF antagonist therapies, and (4) Wegener's Granulomatosis and Microscopic Polyangiitis, in combination with glucocorticoids, in adult patients.

Additional financial information about our product revenues, other revenues and geographic areas in which we operate is set forth in our consolidated financial statements, in Note 26, *Segment Information* to our consolidated financial statements, and in Item 6. *Selected Consolidated Financial Data* included in this report. A discussion of the risks attendant to our international operations is set forth in the "*Risk Factors*" section of this report.

We devote significant resources to research and development programs and external business development opportunities, as summarized in the table below:

(In millions)	2012	2011	2010
Research and development	$ 1,334.9	$ 1,219.6	$ 1,248.6
Amortization of acquired intangible assets	$ 202.2	$ 208.6	$ 208.9
Fair value adjustment of contingent consideration	$ 27.2	$ 36.1	$ —
Acquired in-process research and development	$ —	$ —	$ 245.0 *

* $145.0 million attributed to noncontrolling interests, net of tax.

Additional information about our research and development programs and business development activity during 2012 is set forth below under the subsections entitled "*Research and Development Programs*" and "*Business Development.*"

We were formed as a California corporation in 1985 and became a Delaware corporation in 1997. In 2003, we acquired Biogen, Inc. and changed our corporate name from IDEC Pharmaceuticals Corporation to Biogen Idec Inc. Our principal executive offices are located at 133 Boston Post Road, Weston, MA 02493 and our telephone number is (781) 464-2000. Our website address is www.biogenidec.com. We make available free of charge through the Investors section of our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). We include our website address in this report only as an inactive textual reference and do not intend it to be an active link to our website. The contents of our website are not incorporated into this filing.

Marketed Products

AVONEX

AVONEX is one of the most prescribed treatments for relapsing forms of MS worldwide. MS is a progressive neurological disease in which the body loses the ability to transmit messages along nerve cells, leading to a loss of muscle control, paralysis and, in some cases, death. Patients with active relapsing MS experience an uneven pattern of disease progression characterized by periods of stability that are interrupted by flare-ups of the disease after which the patient returns to a new baseline of functioning. AVONEX is a recombinant form of the interferon beta protein produced in the body in response to viral infection.

2012 Developments

- In February 2012, the U.S. Food and Drug Administration (FDA) approved two separate dosing innovations designed to improve the treatment experience for patients receiving once-a-week AVONEX for relapsing forms of MS: AVONEX PEN and a new dose titration regimen. AVONEX PEN is the first intramuscular autoinjector approved for MS and is designed to enhance the self-injection process for patients receiving AVONEX therapy. A new dose titration regimen, facilitated by the AVOSTARTGRIP titration devices, provides patients with the option to gradually increase the dose of AVONEX at treatment initiation to reduce the incidence and severity of flu-like symptoms that patients may experience with therapy. These AVONEX dosing innovations are commercially available in the E.U., U.S. and other countries.

TYSABRI

TYSABRI has advanced the treatment of MS patients with its established efficacy. TYSABRI is a monoclonal antibody approved in numerous countries as a monotherapy for relapsing MS and is also approved in the U.S. to treat Crohn's disease, an inflammatory disease of the intestines.

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic infection of the brain by the JC virus that usually leads to death or severe disability. Infection by the JC virus (JCV) is required for the development of PML and patients who are anti-JCV antibody positive have a higher risk of developing PML. Factors that increase the risk of PML are presence of anti-JCV antibodies, prior immunosuppressant use, and longer TYSABRI treatment duration. Patients who have all three risk factors have the highest risk of developing PML. Reports of cases of PML in patients treated with TYSABRI in clinical studies led us to voluntarily suspend the marketing and commercial distribution of TYSABRI in February 2005 until its reintroduction to the market in July 2006. Because of the risk of PML, TYSABRI has a boxed warning and is marketed under risk management or minimization plans approved by regulatory authorities. In the U.S., for example, TYSABRI is marketed under the TOUCH Prescribing Program, a restricted distribution program designed to assess and minimize the risk of PML, minimize death and disability due to PML, and promote informed benefit-risk decisions regarding TYSABRI use.

U.S. and E.U. regulators continue to monitor and assess on an ongoing basis the criteria for confirming PML diagnosis, the number of PML cases, the incidence of PML in TYSABRI patients, the risk factors for PML, and TYSABRI's benefit-risk profile, which could result in modifications to the approved labels or other restrictions on TYSABRI treatment. We continue to research and develop protocols and therapies that may reduce risk and improve outcomes of PML in patients.

We collaborate with Elan Pharma International, Ltd (Elan) on the development and commercialization of TYSABRI. For information about this collaboration, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

2012 - 2013 Developments

- In January 2013, we and Elan Corporation, plc announced the submission of applications to the FDA and European Medicines Agency (EMA) requesting updates to the TYSABRI product labels. The applications request an expanded indication that would include first-line use for people living with certain relapsing forms of MS who have tested negative for antibodies to the JC virus.
- In January 2012, the FDA approved the inclusion in the U.S. product label for TYSABRI of anti-JCV antibody status as an additional factor in stratifying patients for developing PML. The FDA also approved the inclusion of a table summarizing the estimated incidence of PML according to the duration of TYSABRI treatment, prior immunosuppressant use and anti-JCV antibody status. In addition, the FDA granted Quest Diagnostics a de novo classification petition for the STRATIFY JCV Antibody ELISA testing service, which allows neurologists to determine their MS patients' anti-JCV antibody status.

RITUXAN

RITUXAN is a widely prescribed monoclonal antibody used to treat non-Hodgkin's lymphoma, rheumatoid arthritis, chronic lymphocytic leukemia and two forms of ANCA-associated vasculitis. Non-Hodgkin's lymphoma and chronic lymphocytic leukemia are cancers that affect lymphocytes, which are a type of white blood cell that help to fight infection. Rheumatoid arthritis is a chronic disease that occurs when the immune system mistakenly attacks the body's joints, resulting in inflammation, pain and joint damage. ANCA-associated vasculitis is a rare autoimmune disease that largely affects the small blood vessels of the kidneys, lungs, sinuses, and a variety of other organs.

We collaborate with Genentech, a wholly-owned member of the Roche Group, on the development and commercialization of RITUXAN. For information about this collaboration, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

FAMPYRA

FAMPYRA is the first treatment that addresses the unmet medical need of walking improvement in adult patients with MS who have walking disability. FAMPYRA is a prolonged-release tablet formulation of the drug fampridine. FAMPYRA is commercially available throughout the European Union and in Canada, Australia, New Zealand, Israel and South Korea, and we anticipate making FAMPYRA commercially available in additional markets in 2013.

We have a license from Acorda Therapeutics, Inc. to develop and commercialize FAMPYRA in all markets outside the U.S. For information about this relationship, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

2012 Developments

- The European Commission previously granted a conditional marketing authorization for FAMPYRA in the E.U. in July 2011. A conditional marketing authorization is renewable annually and is granted to a medicinal product with a positive benefit-risk assessment that fulfills an unmet medical need when the benefit to public health of immediate availability outweighs the risk inherent in the fact that additional data are still required. This marketing authorization was renewed as of July 2012. To meet the conditions of this marketing authorization, we will provide additional data from on-going clinical studies regarding FAMPYRA's benefits and safety in the long term.

FUMADERM

FUMADERM is approved for the treatment of moderate to severe psoriasis in Germany. Psoriasis is a skin disease in which cells build up on the skin surface and form scales and red patches.

Other Sources of Revenue

Our other sources of revenue consist of royalties we receive from net sales of products related to patents that we licensed (royalty revenues) and revenues from our contract manufacturing, product supply and biosimilar arrangements (corporate partner revenues). Summary information about our other sources of revenue is set forth in the table below:

(In millions)		2012		2011		2010
Royalty revenues	$	168.7	$	158.5	$	137.4
Corporate partner revenues	$	43.8	$	57.4	$	31.7

Our most significant source of royalty revenue is derived from net worldwide sales of ANGIOMAX, which is licensed to The Medicines Company (TMC). TMC markets ANGIOMAX primarily in the U.S. and Europe for use as an anticoagulant in patients undergoing percutaneous coronary intervention. For a description of this royalty arrangement, please read the subsection entitled "*Other Revenues - Royalty Revenues*" in the "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" section of this report.

2012 Developments

- In March 2012, the U.S. Patent and Trademark Office granted the extension of the term of the principal U.S. patent that covers ANGIOMAX to December 15, 2014. Under the terms of our royalty arrangement for ANGIOMAX, TMC is obligated to pay us royalties earned, on a country-by-country basis, until the later of (1) twelve years from the date of the first commercial sale of ANGIOMAX in such country or (2) the date upon which the product is no longer covered by a licensed patent in such country. The annual royalty rate is reduced by a specified percentage in any country where the product is no longer covered by a licensed patent and where sales have been reduced to a certain volume-based market share. TMC began selling ANGIOMAX in the U.S. in January 2001.

Research and Development Programs

A commitment to research is fundamental to our mission at Biogen Idec. Our research and development strategy is to discover and develop first-in-class molecules or best-in-class molecules that improve safety or efficacy for unmet medical needs. By applying our expertise in biologics and our growing capabilities in small-molecule drug discovery and development, we target specific medical needs where new or better treatments are needed.

We intend to continue committing significant resources to research and development opportunities and business development activity. As part of our ongoing research and development efforts, we have devoted significant resources to conducting clinical studies to advance the development of new pharmaceutical products and to explore the utility of our existing products in treating disorders beyond those currently approved in their labels. The table below highlights our current research and development programs. Drug development involves a high degree of risk and investment, and the status, timing and scope of our development programs are subject to change. Important factors that could adversely affect our drug development efforts are discussed in the "*Risk Factors*" section of this report.

Therapeutic Area	Product Candidate	Targeted Indications	Status
Neurology	TECFIDERA (BG-12)	MS	Marketing applications submitted and under regulatory review
	Peginterferon beta-1a	MS	Expect to submit marketing applications by mid - 2013
	Daclizumab	MS	Phase 3
	TYSABRI	Secondary-progressive MS	Phase 3
	Anti-LINGO	Optic Neuritis	Phase 2
		MS	Phase 1
	BIIB037	Alzheimer's disease	Phase 1
	ISIS - SMN_{Rx}	Spinal muscular atrophy	Phase 1b/2a
	Neublastin	Neuropathic pain	Phase 1
Hemophilia	Factor IX	Hemophilia B	U.S. BLA submitted and under regulatory review
	Factor VIII	Hemophilia A	Expect to submit U.S. BLA in 1H 2013
Immunology	STX-100	Idiopathic pulmonary fibrosis	Phase 2
	Anti-TWEAK	Lupus nephritis	Phase 2
	Anti-CD40 Ligand	General lupus	Phase 1
Other	GA101	Chronic lymphocytic leukemia	Phase 3
	GA101	Non-Hodgkin's lymphoma	Phase 3

Late Stage Product Candidates

Additional information about our late stage product candidates is set forth below.

TECFIDERA (BG-12)

In February 2012, we submitted a New Drug Application to the FDA for marketing approval of TECFIDERA, our oral small molecule candidate for the treatment of MS. The regulatory submission was based on TECFIDERA's comprehensive development program, in which TECFIDERA demonstrated significant reductions in MS disease activity coupled with favorable safety and tolerability in the Phase 3 DEFINE and CONFIRM studies. The FDA accepted our application for TECFIDERA and granted us a standard review timeline. In October 2012, we announced that the FDA extended the initial PDUFA date for its review of our application by three months, which is a standard extension period. The extended PDUFA target date is in late March 2013. The FDA has indicated that the extension of the PDUFA date is needed to allow additional time for review of our application. The agency has not asked for additional studies.

In March 2012, we submitted a Marketing Authorisation Application for TECFIDERA to the EMA. The EMA has validated our application for review of TECFIDERA in the E.U. We have submitted additional regulatory applications for TECFIDERA in Australia, Canada and Switzerland.

We acquired TECFIDERA as part of our acquisition of Fumapharm AG in 2006. For more information about this acquisition and associated milestone obligations, please read the subsection entitled "*Contractual Obligations and Off-Balance Sheet Arrangements-Contingent Consideration*" in the "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" section of this report.

Peginterferon beta-1a

Peginterferon beta-1a (Peginterferon) is designed to prolong the effects and reduce the dosing frequency of interferon beta-1a. The FDA has granted Peginterferon fast track status, which may result in priority review.

In January 2013, we released the primary efficacy analysis and safety data from our Phase 3 study, ADVANCE. Results support Peginterferon as a potential treatment dosed every two weeks or every four weeks for relapsing-remitting MS. The primary endpoint of ADVANCE, annualized relapse rate at one year, was met for both the two-week and four-week dosing regimens. Results showed that Peginterferon also met the secondary endpoints of risk of 12-week confirmed disability progression, proportion of patients who relapsed and magnetic resonance imaging assessments for both dose regimens. We plan to submit marketing applications for Peginterferon in the U.S. and E.U. by mid - 2013.

Daclizumab

Daclizumab is a monoclonal antibody that is being tested in relapsing MS. In May 2010, we began patient enrollment in a Phase 3 study of daclizumab in relapsing MS, known as DECIDE, evaluating the efficacy and safety of daclizumab compared to interferon beta-1a (AVONEX). The DECIDE study is designed to have a two year endpoint and is expected to involve approximately 1,800 patients.

In August 2011, we announced positive results from SELECT, a global, registrational Phase 2b study designed to evaluate daclizumab in relapsing MS over one year. Results showed that daclizumab, administered subcutaneously once every four weeks, met primary and key secondary study endpoints, compared to placebo.

We collaborate with AbbVie Biotherapuetics, Inc., a subsidiary of AbbVie, Inc. on the development and commercialization of daclizumab. For information about this collaboration, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

TYSABRI (SPMS)

As part of our efforts with Elan to identify additional applications for TYSABRI, in September 2011 we began patient enrollment in a Phase 3b study of TYSABRI in secondary progressive MS, known as ASCEND. The study is designed to have an endpoint of approximately two years and involve approximately 850 patients. Secondary progressive MS is characterized by a steady progression of nerve damage, symptoms and disability.

Long-Lasting Recombinant Factors VIII and IX

In October 2012, we announced positive top-line results from the Phase 3 study, known as A-LONG, investigating our long-lasting recombinant Factor VIII-Fc fusion protein in hemophilia A, a rare inherited disorder which inhibits blood coagulation. We plan to submit a Biologics License Application to the FDA for our long-lasting Factor VIII product candidate in the first half of 2013.

We submitted a Biologics License Application to the FDA for marketing approval of our long-lasting recombinant Factor IX-Fc fusion protein in hemophilia B, a rare inherited disorder which inhibits blood coagulation, in the fourth quarter of 2012. The regulatory submission was based on the positive top-line results from the Phase 3 study known as B-LONG.

Pediatric data will be required as part of the Marketing Authorization Applications for our long-lasting Factor VIII and IX product candidates that we plan to submit to the EMA, and we have initiated two global pediatric studies of our long-lasting Factor VIII and IX product candidates.

We collaborate with Swedish Orphan Biovitrum AB on the commercialization of long-lasting recombinant Factors VIII and IX. For information about this collaboration, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

GA101

We collaborate with Genentech, Inc., a wholly-owned member of the Roche Group, on the development and commercialization of GA101, a monoclonal antibody. Genentech and Roche are managing the following Phase 3 studies of GA101:

- *GOYA*: investigating the efficacy and safety of GA101 in combination with CHOP chemotherapy compared to RITUXAN with CHOP chemotherapy in previously untreated patients with CD20-positive diffuse large B-cell lymphoma.
- *GALLIUM*: investigating the efficacy and safety of GA101 in combination with chemotherapy followed by maintenance with GA101 compared to RITUXAN in combination with chemotherapy followed by maintenance with RITUXAN in previously untreated patients with indolent non-Hodgkin's lymphoma.
- *GADOLIN*: investigating the efficacy and safety of GA101 plus bendamustine compared with bendamustine alone in patients with RITUXAN-refractory, indolent non-Hodgkin's lymphoma.
- *CLL11*: investigating the safety and efficacy of GA101 plus chlorambucil, a chemotherapy, compared to RITUXAN plus chlorambucil or chlorambucil alone in previously untreated chronic lymphocytic leukemia patients with co-morbidities.

In January 2013, the Roche Group announced that stage 1 of the CLL11 study met its primary endpoint with an improvement in progression-free survival (PFS): GA101 plus chlorambucil significantly reduced the risk of disease worsening or death compared to chlorambucil alone. The CLL11 study includes two separate stages. Stage 1 evaluated GA101 plus chlorambucil compared to chlorambucil alone and included a pre-planned PFS futility analysis comparing GA101 plus chlorambucil to RITUXAN plus chlorambucil. The goal of the futility analysis was to evaluate the likelihood that the study would meet its pre-specified endpoint criteria during stage 2 analysis: improved efficacy (PFS) in the direct comparison of GA101 plus chlorambucil versus RITUXAN plus chlorambucil. The independent Data and Safety Monitoring Board assessment concluded that stage 2 of the study should continue until its final analysis.

For information about our collaboration with Genentech, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

Former Registrational Program

At the end of December 2012, we learned that a Phase 3 trial investigating dexpramipexole in people with amyotrophic lateral sclerosis (ALS) did not meet its primary endpoint, a joint rank analysis of function and survival, and no efficacy was seen in the individual components of function or survival. The trial also failed to show efficacy in its key secondary endpoints. Based on these results, we have discontinued development of dexpramipexole in ALS.

Dexpramipexole was being developed pursuant to a license agreement with Knopp Neurosciences, Inc. For more information about this relationship, please read Note 20, *Investments in Variable Interest Entities* to our consolidated financial statements included in this report.

Business Development

In December 2012, we entered into an arrangement with Eisai, Inc. to lease a portion of their facility in Research Triangle Park, North Carolina (RTP) to manufacture our and Eisai's oral solid dose products and for Eisai to provide us with vial-filling services for biologic therapies and packaging services for oral solid dose products. For additional information about this transaction, please read Note 12, *Property, Plant and Equipment* to our consolidated financial statements included in this report.

In December, June and January 2012, we entered into three separate exclusive, worldwide option and collaboration agreements with Isis Pharmaceuticals, Inc. (Isis) under which both companies will develop and commercialize antisense therapeutics for up to three gene targets, Isis' product candidates for the treatment of myotonic dystrophy type 1 (DM1) and the treatment of spinal muscular atrophy (SMA), respectively. For additional information about these transactions, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

In March 2012, we acquired Stromedix, Inc., a privately held biotechnology company involved in the discovery of antibodies designed to treat fibrosis disorders. Stromedix' lead candidate, STX-100, is in a Phase 2 study for idiopathic pulmonary fibrosis, a disease in which lung tissue becomes scarred over time. There is no FDA-approved treatment for idiopathic pulmonary fibrosis at this time. For additional information about this transaction, please read Note 2, *Acquisitions* to our consolidated financial statements included in this report.

In February 2012, we finalized an agreement with Samsung Biologics that established an entity, Samsung Bioepis, to develop, manufacture and market biosimilar pharmaceuticals. For additional information about this transaction, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

Patents and Other Proprietary Rights

Patents are important to developing and protecting our competitive position. We regularly seek patent protection in the U.S. and in selected countries outside the U.S. for inventions originating from our research and development efforts. In addition, we license rights to various patents and patent applications, generally, in return for the payment of royalties to the patent owner. U.S. patents, as well as most foreign patents, are generally effective for 20 years from the date the earliest (priority) application was filed; however, U.S. patents that issue on applications filed before June 8, 1995 may be effective until 17 years from the issue date, if that is later than the 20 year date. In some cases, the patent term may be extended to recapture a portion of the term lost during FDA regulatory review or because of U.S. Patent and Trademark Office (USPTO) delays in prosecuting the application. The duration of foreign patents varies similarly, in accordance with local law.

Regulatory data protection also can provide meaningful protection for our products. Regulatory data protection provides to the holder of a drug or biologic marketing authorization, for a set period of time, the exclusive use of the proprietary pre-clinical and clinical data that it compiled at significant cost and submitted to the applicable regulatory authority to obtain approval of its product. After the set period of time, third parties are then permitted to rely upon the data to obtain approval of their abbreviated applications to market generic drugs and biosimilars. Although the World Trade Organization's agreement on trade-related aspects of intellectual property rights (TRIPS) requires signatory countries to provide regulatory data protection to innovative pharmaceutical products, implementation and enforcement varies widely from country to country.

We also rely upon other forms of unpatented confidential information to remain competitive. We protect such information principally through confidentiality agreements with our employees, consultants, outside scientific collaborators, scientists whose research we sponsor and other advisers. In the case of our employees, these agreements also provide, in compliance with relevant law, that inventions and other intellectual property conceived by such employees during their employment shall be our exclusive property.

Our trademarks, including RITUXAN and AVONEX, are important to us and are generally covered by trademark applications or registrations in the USPTO and the patent or trademark offices of other countries. We also use trademarks licensed from third parties, such as the mark TYSABRI which we license from Elan. Trademark protection varies in accordance with local law, and continues in some countries as long as the mark is used and in other countries as long as the mark is registered. Trademark registrations generally are for fixed but renewable terms.

A discussion of certain risks and uncertainties that may affect our patent position and proprietary rights is set forth in the "*Risk Factors*" section of this report.

Additional information about the patents and other proprietary rights covering our marketed products and several of our late-stage product candidates is set forth below.

AVONEX and Pegylated Beta Interferon

Our U.S. patent No. 7,588,755, granted in September 2009, claims the use of recombinant beta interferon for immunomodulation or treating a viral condition, viral disease, cancers or tumors. This patent, which expires in September 2026, covers, among other things, the treatment of MS with our product AVONEX, as well as the treatment of MS with pegylated beta interferon. A discussion of legal proceedings related to this patent is set forth in Note 22, *Litigation* to our consolidated financial statements included in this report.

We have non-exclusive rights under certain third-party patents and patent applications to manufacture, use and sell AVONEX, including a patent owned by the Japanese Foundation for Cancer Research, which expires in 2013 in the U.S. Additionally, we and third parties own pending U.S. patent applications related to recombinant interferon-beta protein and nucleic acid. These applications, which fall outside of the GATT amendments to the U.S. patent statute, are not published by the USPTO and, if they mature into granted patents, may be entitled to a term of seventeen years from the grant date. There are two pending interference proceedings in the USPTO involving such third party applications, and additional interferences could be declared in the future. We do not know which, if any, such applications will mature into patents with claims relevant to our AVONEX product or to pegylated beta interferon.

Additional protection for our pegylated beta interferon is provided by patents and patent applications with expiration dates in 2021 in the U.S. and 2019 in the E.U., with the potential for patent term extension. We also expect our pegylated beta interferon to be granted regulatory exclusivity until 2026 in the U.S. and 2024 in the E.U.

TYSABRI

We and our collaborator, Elan, have patents and patent applications covering TYSABRI in the U.S. and other countries. These patents and patent applications cover TYSABRI and related manufacturing methods, as well as various methods of treatment using the product. In the U.S., the principal patents covering the product and use of the product to treat MS generally expire between 2015 and 2020. Additional U.S. patents and applications covering other indications, including treatment of inflammatory bowel disease, and methods of manufacturing, generally expire between 2012 and 2020. In the rest of world, patents on the product and methods of manufacturing the product generally expire between 2015 and 2020, subject to any supplemental protection (i.e., patent term extension) certificates that may be obtained. In the rest of world, patents and patent applications covering methods of treatment using TYSABRI generally expire between 2012 and 2020.

RITUXAN and Anti-CD20 Antibodies

We have several U.S. patents and patent applications, and numerous corresponding foreign counterparts, directed to anti-CD20 antibody technology, including RITUXAN. The principal patents with claims to RITUXAN or its uses expire in the U.S. between 2015 and 2018 and in the rest of the world in 2013, subject to any available patent term extensions. In addition, we and our collaborator, Genentech, have filed numerous patent applications directed to anti-CD20 antibodies and their uses to treat various diseases. These pending patent applications have the potential of issuing as patents in the U.S. and in the rest of world with claims to anti-CD20 antibody molecules for periods beyond those stated above for RITUXAN. In 2008, a European patent of ours claiming the treatment with anti-CD20 antibodies of certain auto-immune indications, including RA, was revoked by the European Patent Office. We are appealing that decision.

Genentech, our collaborator on RITUXAN, has secured an exclusive license to five U.S. patents and counterpart U.S. and foreign patent applications assigned to Xoma Corporation that relate to chimeric antibodies against the CD20 antigen. These patents expire between 2007 and 2014. We, along with Genentech, share the cost of any royalties due to Xoma in our co-promotion territory on sales of RITUXAN.

FAMPYRA

We have an exclusive license under two European granted patents, several pending European patent applications and numerous corresponding non-U.S. counterpart applications related to FAMPYRA. European patent EP0484186B1 claims pharmaceutical formulations containing aminopyridines including fampridine. This patent expired in November 2011 but is subject to pending and granted supplemental protection (i.e., patent term extension) certificates which, if granted, will extend the patent term to 2016 on a country-by-country basis. European patent EP1732548B1, which claims sustained-release aminopyridine compositions for increasing walking speed in patients with MS, expires in 2025 but is subject to pending and granted supplemental protection certificates which, if granted, will extend the patent term to 2026 on a country-by-country basis. In addition to these patent rights, FAMPYRA is covered by regulatory data protection in Europe until 2021.

TECFIDERA

We have several U.S. patents and patent applications, and a number of corresponding foreign counterparts, related to TECFIDERA. The principal U.S. patents are U.S. 6,509,376, having claims to formulations of dimethyl fumarate (the active ingredient of TECFIDERA) for use in the treatment of autoimmune diseases including MS, and U.S. 7,320,999 having claims to a method of treating MS using dimethyl fumarate. U.S. 6,509,376 and U.S. 7,320,999, expire in 2019 and 2020, respectively, subject to any available patent term extension following product approval. We also own a patent application, recently determined to be allowable by the USPTO, that covers the dosing regimen (240 mg of dimethyl fumarate administered twice a day) stated on our label under current review at the FDA. Once granted, this patent will expire in 2028. The granted European patent, EP 1131065, is directed to formulations of dimethyl fumarate and to uses thereof for treating autoimmune diseases, including MS. EP 1131065 expires in 2019, subject to any potential supplemental patent certificates that may be available. The E.U. counterpart to our recently allowed dosing regimen application is pending at the European Patent Office. Our pending patent applications, if granted, would expire as late as 2033, subject to any potential patent term adjustments or extensions that may be available.

In addition to patent protection, TECFIDERA is entitled to regulatory data protection in both the U.S. and the E.U. In the U.S., TECFIDERA is entitled to the 5 year data exclusivity given to new chemical entities. In the E.U. there are a number of ways to obtain data exclusivity and the EMA has informed us that TECFIDERA is, in principle, eligible for 8 years data exclusivity plus 2 years market exclusivity through the European centralized filing pathway. In both the US and the EU, the period of data exclusivity runs from the date of approval of the marketing application.

Long-Lasting Recombinant Factors VIII and IX

We have several U.S. patents and patent applications, and a number of corresponding foreign counterparts, related to our long-lasting recombinant Factor VIII and Factor IX product candidates and their use, including U.S. patents nos. U.S. 7,404,956; U.S. 8,329,182; U.S. 7,348,004; and U.S. 7,862,820. These patents will expire in 2024 - 2025, and some may be entitled to additional patent term pursuant to the patent term adjustment or patent term extension provisions of the U.S. patent laws. A related European patent, EP 1624891, expires in 2024 and may be entitled to additional patent term in at least some countries. Additionally, pending patent applications, if granted, would provide additional patent protection through 2033.

Sales, Marketing and Distribution

We focus our sales and marketing efforts on specialist physicians in private practice or at major medical centers. We use customary pharmaceutical company practices to market our products and to educate physicians, such as sales representatives calling on individual physicians, advertisements, professional symposia, direct mail, public relations and other methods. We provide customer service and other related programs for our products, such as disease and product-specific websites, insurance research services and order, delivery and fulfillment services. We have also established programs in the U.S. which provide qualified uninsured or underinsured patients with marketed products at no or reduced charge, based on specific eligibility criteria. Additional information about our sales, marketing and distribution efforts for our marketed products is set forth below.

AVONEX

We continue to focus our marketing and sales activities on maximizing the potential of AVONEX in the U.S. and the rest of world in the face of increased competition. The principal markets for AVONEX are the U.S., Germany, France, Italy and the United Kingdom. In the U.S., Canada, Brazil, Argentina, Australia, Japan and most of the major countries of the E.U., we market and sell AVONEX through our own sales forces and marketing groups and distribute AVONEX principally through wholesale distributors of pharmaceutical products, mail order specialty distributors or shipping service providers. In other countries, we sell AVONEX to distribution partners who are then responsible for most marketing and distribution activities.

TYSABRI

The principal markets for TYSABRI are the U.S., the United Kingdom, France, Germany, Italy and Spain.

In the U.S., we are principally responsible for marketing TYSABRI for MS and use our own sales force and marketing group for this. Elan is responsible for TYSABRI distribution in the U.S. and uses a third party distributor to ship TYSABRI directly to customers.

In the rest of world, we are responsible for TYSABRI marketing and distribution and we use a combination of our own sales force and marketing group and third party service providers.

RITUXAN

The Roche Group and its sub-licensees market and sell RITUXAN worldwide. We collaborate with Genentech, a wholly-owned member of the Roche Group, on the development and commercialization of RITUXAN, but Genentech maintains sole responsibility for the U.S. sales and marketing efforts related to RITUXAN. RITUXAN is generally sold to wholesalers, specialty distributors and directly to hospital pharmacies.

FAMPYRA

We market and sell FAMPYRA outside the U.S. through our own sales forces and marketing groups. Our development and commercialization rights do not include the U.S. market.

FUMADERM

FUMADERM is marketed only in Germany, through our own sales force and marketing group.

Competition

Competition in the biotechnology and pharmaceutical industries is intense and comes from many and varied sources, including specialized biotechnology firms and large pharmaceutical companies. Many of our competitors are working to develop products similar to those we are developing or already market and have considerable experience in undertaking clinical trials and in obtaining regulatory approval to market pharmaceutical products. Certain of these companies have substantially greater financial, marketing and research and development resources than we do.

We believe that competition and leadership in the industry is based on managerial and technological superiority and establishing patent and other proprietary positions through research and development. The achievement of a leadership position also depends largely upon our ability to identify and exploit commercially the products resulting from research and the availability of adequate financial resources to fund facilities, equipment, personnel, clinical testing, manufacturing and marketing. Another key aspect of remaining competitive within the industry is recruiting and retaining qualified scientists and technicians. We believe that we have been successful in attracting skilled and experienced scientific personnel.

Competition among products approved for sale may be based, among other things, on patent position, product efficacy, safety, convenience, reliability, availability and price. In addition, early entry of a new pharmaceutical product into the market may have important advantages in gaining product acceptance and market share. Accordingly, the relative speed with which we can develop products, complete the testing and approval process and supply commercial quantities of products will have an important impact on our competitive position.

We may face increased competitive pressures as a result of the emergence of biosimilars. In the U.S., most of our marketed products, including AVONEX, TYSABRI and RITUXAN, are licensed under the Public Health Service Act (PHSA) as biological products. In March 2010, U.S. healthcare reform legislation amended the PHSA to authorize the FDA to approve biological products, known as biosimilars or follow-on biologics, that are shown to be highly similar to previously approved biological products based upon potentially abbreviated data packages. The approval pathway for biosimilars does, however, grant a biologics manufacturer a 12 year period of exclusivity from the date of approval of its biological product before biosimilar competition can be introduced. Biosimilars legislation has also been in place in the E.U. since 2003. In December 2012, guidelines issued by the EMA for approving biosimilars of marketed monoclonal antibody products became effective. If a biosimilar version of one of our products were approved, it could reduce our sales of that product.

Additional information about the competition that our marketed products face is set forth below.

AVONEX AND TYSABRI

Each of AVONEX and TYSABRI competes with the following products:

- COPAXONE (glatiramer acetate), which is marketed by Teva Pharmaceutical Industries Ltd. COPAXONE generated worldwide revenues of approximately $3.9 billion in 2011.
- REBIF (interferon-beta-1a), which is marketed by Merck (and co-promoted with Pfizer Inc. in the U.S.). REBIF generated worldwide revenues of approximately $2.2 billion in 2011.
- BETASERON/BETAFERON (interferon-beta-1b), which is marketed by the Bayer Group. BETASERON/BETAFERON generated worldwide revenues of approximately $1.4 billion in 2011.
- EXTAVIA (interferon-beta-1b), which is marketed by Novartis AG. EXTAVIA generated worldwide revenues of approximately $154.0 million in 2011.
- GILENYA (fingolimod), which is marketed by Novartis AG. GILENYA generated worldwide revenues of approximately $494.0 million in 2011.
- AUBAGIO (teriflunomide), which is marketed by Sanofi-Aventis. AUBAGIO was approved in the U.S. in September 2012.

Along with us, a number of companies are working to develop additional treatments for MS that may in the future compete with AVONEX, TYSABRI or both. For example, a marketing application for LEMTRADA (alemtuzumab) (developed by Sanofi-Aventis) has been filed as a potential treatment for MS. In addition, the commercialization of certain of our own pipeline product candidates, such as TECFIDERA, may also negatively impact future sales of AVONEX, TYSABRI or both.

FAMPYRA

FAMPYRA is indicated as a treatment to improve walking in adult patients with MS who have walking disability and is the first treatment that addresses this unmet medical need with demonstrated efficacy in people with all types of MS. The product benefits from exclusivity rights that prohibit generic versions from being manufactured. However, the exclusivity rights are set to expire in 2017, which is the earliest predictable date that a generic version may be available. There are no commercially available generic versions of FAMPYRA.

FUMADERM

FUMADERM competes with several different types of therapies in the psoriasis market within Germany, including oral systemics such as methotrexate and cyclosporine.

RITUXAN IN ONCOLOGY

RITUXAN competes with several different types of therapies in the oncology market, including:

- TREANDA (bendamustine HCL) (marketed by Cephalon), which is indicated for patients with indolent B-cell NHL that has progressed within 6 months of treatment with RITUXAN and for CLL.
- ARZERRA (ofatumumab) (marketed by GenMab in collaboration with GlaxoSmithKline), which is indicated for refractory CLL patients to both alemtuzumab and fludarabine.

We are also aware of other anti-CD20 molecules in development, including our own product candidate GA101, that, if successfully developed and registered, may compete with RITUXAN in the oncology market.

RITUXAN IN RHEUMATOID ARTHRITIS (RA)

RITUXAN competes with several different types of therapies in the RA market, including:

- traditional therapies for RA, including disease-modifying anti-rheumatic drugs such as steroids, methotrexate and cyclosporine, and pain relievers such as acetaminophen.
- TNF inhibitors, such as REMICADE (infliximab) and SIMPONI (golimumab) (marketed by Johnson & Johnson), HUMIRA (adalimumab) (marketed by AbbVie, Inc.), ENBREL (etanercept) (marketed by Amgen, Inc. and Pfizer) and CIMZIA (certolizumab pegol) (marketed by UCB, S.A.).
- ORENCIA (abatacept) (marketed by Bristol-Myers Squibb Company).
- ACTEMRA (tocilizumab) (marketed by the Roche Group).

We are also aware of other products in development that, if successfully developed and registered, may compete with RITUXAN in the RA market.

Regulatory

Our current and contemplated activities and the products and processes that will result from such activities are subject to substantial government regulation.

Regulation of Pharmaceuticals

Product Approval and Post-Approval Regulation in the United States

Before new pharmaceutical products may be sold in the U.S., preclinical studies and clinical trials of the products must be conducted and the results submitted to the FDA for approval. With limited exceptions, the FDA requires companies to register both pre-approval and post-approval clinical trials and disclose clinical trial results in public databases. Failure to register a trial or disclose study results within the required time periods could result in penalties, including civil monetary penalties. Clinical trial programs must establish efficacy, determine an appropriate dose and dosing regimen, and define the conditions for safe use. This is a high-risk process that requires stepwise clinical studies in which the candidate product must successfully meet predetermined endpoints. The results of the preclinical and clinical testing of a product are then submitted to the FDA in the form of a Biologics License Application (BLA) or a New Drug Application (NDA). In response to a BLA or NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval.

The receipt of regulatory approval often takes a number of years, involves the expenditure of substantial resources and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments, potential safety signals observed in preclinical or clinical tests, and the risks and benefits of the product as demonstrated in clinical trials. The FDA has substantial discretion in the product approval process, and it is impossible to predict with any certainty whether and when the FDA will grant marketing approval. The agency may on occasion require the sponsor of a BLA or NDA to conduct additional clinical studies or to provide other scientific or technical information about the product, and these additional requirements may lead to unanticipated delay or expense. Furthermore, even if a product is approved, the approval may be subject to limitations based on the FDA's interpretation of the existing pre-clinical or clinical data.

The FDA has developed four distinct approaches intended to make therapeutically important drugs available as rapidly as possible, especially when the drugs are the first available treatment or have advantages over existing treatments: accelerated approval, fast track, breakthrough therapy, and priority review.

The FDA may grant "accelerated approval" status to products that treat serious or life-threatening illnesses and that provide meaningful therapeutic benefits to patients over existing treatments. Under this pathway, the FDA may approve a product based on surrogate endpoints, or clinical endpoints other than survival or irreversible morbidity. When approval is based on surrogate endpoints or clinical endpoints other than survival or morbidity, the sponsor will be required to conduct additional post-approval clinical studies to verify and describe clinical benefit. Under the agency's accelerated approval regulations, if the FDA concludes that a drug that has been shown to be effective can be safely used only if distribution or use is restricted, it may require certain post-marketing restrictions as necessary to assure safe use. In addition, for products approved under accelerated approval, sponsors may be required to submit all copies of their promotional materials, including advertisements, to the FDA at least thirty days prior to initial dissemination. The FDA may withdraw approval under accelerated approval after a hearing if, for instance, post-marketing studies fail to verify any clinical benefit, it becomes clear that restrictions on the distribution of the product are inadequate to ensure its safe use, or if a sponsor fails to comply with the conditions of the accelerated approval.

In addition, the FDA may grant "fast track" status to products that treat serious diseases or conditions and fill an unmet medical need. Fast track is a process designed to expedite the review of such products by providing, among other things, more frequent meetings with the FDA to discuss the product's development plan, more frequent written correspondence from the FDA about trial design, eligibility for accelerated approval, and rolling review, which allows submission of individually completed sections of a NDA or BLA for FDA review before the entire filing is completed. Fast track status does not ensure that a product will be developed more quickly or receive FDA approval.

The FDA may also grant "breakthrough therapy" status to drugs designed to treat, alone or in combination with another drug or drugs, a serious or life-threatening disease or condition and for which preliminary evidence suggests a substantial improvement over existing therapies. Such drugs need not address an unmet need, but are nevertheless eligible for expedited review if they offer the potential for an improvement. Breakthrough therapy status entitles the sponsor to earlier and more frequent meetings with the FDA regarding the development of nonclinical and clinical data and permits the FDA to offer product development or regulatory advice for the purpose of shortening the time to product approval. Breakthrough therapy status does not guarantee that a product will be developed or reviewed more quickly and does not ensure FDA approval.

Finally, the FDA may grant "priority review" status to products that offer major advances in treatment or provide a treatment where no adequate therapy exists. Priority review is intended to reduce the time it takes for the FDA to review a NDA or BLA, with the goal for completing a priority review being six months (compared to ten months under standard review).

Regardless of the approval pathway employed, the FDA may require a sponsor to conduct additional post-marketing studies as a condition of approval to provide data on safety and effectiveness. If a sponsor fails to conduct the required studies, the agency may withdraw its approval. In addition, regardless of the approval pathway, if the FDA concludes that a drug that has been shown to be effective can be safely used only if distribution or use is restricted, it can mandate post-marketing restrictions as necessary to assure safe use. In such a case, the sponsor may be required to establish rigorous systems to assure use of the product under safe conditions. These systems are usually referred to as Risk Evaluation and Mitigation Strategies (REMS). The FDA can impose financial penalties for failing to comply with certain post-marketing commitments, including REMS. In addition, any changes to an approved REMS must be reviewed and approved by the FDA prior to implementation.

The FDA tracks information on side effects and adverse events reported during clinical studies and after marketing approval. Non-compliance with the FDA's safety reporting requirements may result in civil or criminal penalties. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing approval. Based on new safety information that emerges after approval, the FDA can mandate product labeling changes, impose a new REMS or the addition of elements to an existing REMS, require new post-marketing studies (including additional clinical trials), or suspend or withdraw approval of the product. These requirements may affect our ability to maintain marketing approval of our products or require us to make significant expenditures to obtain or maintain such approvals.

If we seek to make certain types of changes to an approved product, such as adding a new indication, making certain manufacturing changes, or changing manufacturers or suppliers of certain ingredients or components, the FDA will need to review and approve such changes in advance. In the case of a new indication, we are required to demonstrate with additional clinical data that the product is safe and effective for a use other than that initially approved. FDA regulatory review may result in denial or modification of the planned changes, or requirements to conduct additional tests or evaluations that can substantially delay or increase the cost of the planned changes.

In addition, the FDA regulates all advertising and promotion activities and communications for products under its jurisdiction both before and after approval. A company can make only those claims relating to safety and efficacy that are approved by the FDA. However, physicians may prescribe legally available drugs for uses that are not described in the drug's labeling. Such off-label uses are common across medical specialties, and often reflect a physician's belief that the off-label use is the best treatment for patients. The FDA does not regulate the behavior of physicians in their choice of treatments, but the FDA regulations do impose stringent restrictions on manufacturers' communications regarding off-label uses. Failure to comply with applicable FDA requirements may subject a company to adverse publicity, enforcement action by the FDA, corrective advertising, and the full range of civil and criminal penalties available to the FDA.

Product Approval and Post-Approval Regulation Outside the United States

We market our products in numerous jurisdictions outside the U.S. Most of these jurisdictions have product approval and post-approval regulatory processes that are similar in principle to those in the U.S. In Europe, where most of our ex-U.S. efforts are focused, there are several tracks for marketing approval, depending on the type of product for which approval is sought. Under the centralized procedure, a company submits a single application to the EMA. The marketing application is similar to the NDA or BLA in the U.S. and is evaluated by the Committee for Medicinal Products for Human Use (CHMP), the expert scientific committee of the EMA. If the CHMP determines that the marketing application fulfills the requirements for quality, safety, and efficacy, it will submit a favorable opinion to the European Commission (EC). The CHMP opinion is not binding, but is typically adopted by the EC. A marketing application approved by the EC is valid in all member states. The centralized procedure is required for all biological products, orphan medicinal products, and new treatments for neurodegenerative disorders, and it is available for certain other products, including those which constitute a significant therapeutic, scientific or technical innovation.

In addition to the centralized procedure, Europe also has: (1) a nationalized procedure, which requires a separate application to and approval determination by each country; (2) a decentralized procedure, whereby applicants submit identical applications to several countries and receive simultaneous approval; and (3) a mutual recognition procedure, where applicants submit an application to one country for review and other countries may accept or reject the initial decision. Regardless of the approval process employed, various parties share responsibilities for the monitoring, detection, and evaluation of adverse events post-approval, including national authorities, the EMA, the EC, and the marketing authorization holder. In some regions, it is possible to receive an "accelerated" review whereby the national regulatory authority will commit to truncated review timelines for products that meet specific medical needs.

Good Manufacturing Practices

Regulatory agencies regulate and inspect equipment, facilities, and processes used in the manufacturing and testing of pharmaceutical and biologic products prior to approving a product. If, after receiving clearance from regulatory agencies, a company makes a material change in manufacturing equipment, location, or process, additional regulatory review and approval may be required. We also must adhere to current Good Manufacturing Practices (cGMP) and product-specific regulations enforced by regulatory agencies following product approval. The FDA, the EMA and other regulatory agencies also conduct periodic visits to re-inspect equipment, facilities, and processes following the initial approval of a product. If, as a result of these inspections, it is determined that our equipment, facilities, or processes do not comply with applicable regulations and conditions of product approval, regulatory agencies may seek civil, criminal, or administrative sanctions or remedies against us, including significant financial penalties and the suspension of our manufacturing operations.

Good Clinical Practices

The FDA, the EMA and other regulatory agencies promulgate regulations and standards for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the rights and welfare of trial participants are adequately protected (commonly referred to as current Good Clinical Practices (cGCP)). Regulatory agencies enforce cGCP through periodic inspections of trial sponsors, principal investigators and trial sites, contract research organizations (CROs), and institutional review boards. If our studies fail to comply with applicable cGCP, the clinical data generated in our clinical trials may be deemed unreliable and relevant regulatory agencies may require us to perform additional clinical trials before approving our marketing applications. Noncompliance can also result in civil or criminal sanctions. We rely on third parties, including CROs, to carry out many of our clinical trial-related activities. Failure of such third parties to comply with cGCP can likewise result in rejection of our clinical trial data or other sanctions.

Orphan Drug Act

Under the U.S. Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product is shown to be clinically superior to the orphan product. Legislation similar to the U.S. Orphan Drug Act has been enacted in other countries to encourage the research, development and marketing of medicines to treat, prevent or diagnose rare diseases. In the E.U., medicinal products intended for diagnosis, prevention or treatment of life-threatening or very serious diseases affecting less than five in 10,000 people receive 10-year market exclusivity, protocol assistance, and access to the centralized procedure for marketing authorization.

Regulation Pertaining to Pricing and Reimbursement

In both domestic and foreign markets, sales of our products depend, in part, on the availability and amount of reimbursement by third party payers, including governments and private health plans. Governments may regulate coverage, reimbursement and pricing of our products to control cost or affect utilization of our products. Private health plans may also seek to manage cost and utilization by implementing coverage and reimbursement limitations. Substantial uncertainty exists regarding the reimbursement by third party payors of newly approved health care products. The U.S. and foreign governments regularly consider reform measures that affect health care coverage and costs. Such reforms may include changes to the coverage and reimbursement of our products which may have a significant impact on our business.

Within the U.S.

Medicaid is a joint federal and state program that is administered by the states for low income and disabled beneficiaries. Under the Medicaid Drug Rebate Program, we are required to pay a rebate for each unit of product reimbursed by the state Medicaid programs. The amount of the rebate for each product is set by law as the greater of 23.1% of the average manufacturer price (AMP) or the difference between AMP and the best price available from us to any customer (with limited exceptions). The rebate amount must be adjusted upward if AMP increases more than inflation (measured by the Consumer Price Index - Urban). The adjustment can cause the rebate amount to exceed the minimum 23.1% rebate amount. The rebate amount is calculated each quarter based on our report of current AMP and best price for each of our products to the Centers for Medicare & Medicaid Services. The requirements for calculating AMP and best price are complex. We are required to report any revisions to AMP or best price previously reported within a certain period, which revisions could affect our rebate liability for prior quarters. In addition, if we fail to provide information timely or we are found to have knowingly submitted false information to the government, the statute governing the Medicaid Drug Rebate Program provides for civil monetary penalties.

Medicare is a federal program that is administered by the federal government that covers individuals age 65 and over as well as those with certain disabilities. Medicare Part B generally covers drugs that must be administered by physicians or other health care practitioners; are provided in connection with certain durable medical equipment; or are certain oral anti-cancer drugs and certain oral immunosuppressive drugs. Medicare Part B pays for such drugs under a payment methodology based on the average sales price (ASP) of the drugs. Manufacturers, including us, are required to provide ASP information to the Centers for Medicare & Medicaid Services on a quarterly basis. The manufacturer-submitted information is used to calculate Medicare payment rates. The current payment rate for Medicare Part B drugs is ASP plus 6% outside the hospital outpatient setting and ASP plus 4% for most drugs in the hospital outpatient setting. The payment rates for drugs in the hospital outpatient setting are subject to periodic adjustment. The Centers for Medicare & Medicaid Services also has the statutory authority to adjust payment rates for specific drugs outside the hospital outpatient setting based on a comparison of ASP payment rates to widely available market prices or to AMP, which could decrease Medicare payment rates, but the authority has not yet been implemented. If a manufacturer is found to have made a misrepresentation in the reporting of ASP, the governing statute provides for civil monetary penalties.

Medicare Part D provides coverage to enrolled Medicare patients for self-administered drugs (i.e., drugs that do not need to be injected or otherwise administered by a physician). Medicare Part D is administered by private prescription drug plans approved by the U.S. government and each drug plan establishes its own Medicare Part D formulary for prescription drug coverage and pricing, which the drug plan may modify from time-to-time. The prescription drug plans negotiate pricing with manufacturers and may condition formulary placement on the availability of manufacturer discounts. Manufacturers, including us, are required to provide a 50% discount on brand name prescription drugs utilized by Medicare Part D beneficiaries when those beneficiaries reach the coverage gap in their drug benefits.

Our products are subject to discounted pricing when purchased by federal agencies via the Federal Supply Schedule (FSS). FSS participation is required for our products to be covered and reimbursed by the Veterans Administration, Department of Defense, Coast Guard, and Public Health Service (PHS). Coverage under Medicaid, the Medicare Part B program and the PHS pharmaceutical pricing program is also conditioned upon FSS participation. FSS pricing is negotiated periodically with the Department of Veterans Affairs. FSS pricing is intended not to exceed the price that we charge our most-favored non-federal customer for a product. In addition, prices for drugs purchased by the Veterans Administration, Department of Defense (including drugs purchased by military personnel and dependents through the TriCare retail pharmacy program), Coast Guard, and PHS are subject to a cap on pricing equal to 76% of the non-federal average manufacturer price (non-FAMP). An additional discount applies if non-FAMP increases more than inflation (measured by the Consumer Price Index - Urban). In addition, if we fail to provide information timely or we are found to have knowingly submitted false information to the government, the governing statute provides for civil monetary penalties in addition to other penalties available to the government.

To maintain coverage of our products under the Medicaid Drug Rebate Program and Medicare Part B, we are required to extend discounts to certain purchasers under the PHS pharmaceutical pricing program. Purchasers eligible for discounts include hospitals that serve a disproportionate share of financially needy patients, community health clinics and other entities that receive health services grants from the PHS.

Outside the U.S.

Outside the U.S., the E.U. represents our major market. Within the E.U., our products are paid for by a variety of payors, with governments being the primary source of payment. Governments may determine or influence reimbursement of products. Governments may also set prices or otherwise regulate pricing. Negotiating prices with governmental authorities can delay commercialization of our products. Governments may use a variety of cost-containment measures to control the cost of products, including price cuts, mandatory rebates, value-based pricing, and reference pricing (i.e., referencing prices in other countries and using those reference prices to set a price). Recent budgetary pressures in many E.U. countries are causing governments to consider or implement various cost-containment measures, such as price freezes, increased price cuts and rebates, and expanded generic substitution and patient cost-sharing. If budget pressures continue, governments may implement additional cost-containment measures. For additional information related to our concentration of credit risk associated with certain international accounts receivable balances, please read the subsection below entitled "*Market Risk-Credit Risk*" in the "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" section of this report.

Regulation Pertaining to Sales and Marketing

We are subject to various federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claims laws. Anti-kickback laws generally prohibit a prescription drug manufacturer from soliciting, offering, receiving, or paying any remuneration to generate business, including the purchase or prescription of a particular drug. Although the specific provisions of these laws vary, their scope is generally broad and there may be no regulations, guidance or court decisions that clarify how the laws apply to particular industry practices. There is therefore a possibility that our practices might be challenged under the anti-kickback or similar laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws. Violations of fraud and abuse laws may be punishable by criminal or civil sanctions, including fines and civil monetary penalties, and exclusion from federal health care programs (including Medicare and Medicaid). Federal and state authorities are paying increased attention to enforcement of these laws within the pharmaceutical industry and private individuals have been active in alleging violations of the laws and bringing suits on behalf of the government under the federal civil False Claims Act. If we were subject to allegations concerning, or were convicted of violating, these laws, our business could be harmed.

Laws and regulations have been enacted by the federal government and various states to regulate the sales and marketing practices of pharmaceutical manufacturers. The laws and regulations generally limit financial interactions between manufacturers and health care providers or require disclosure to the government and public of such interactions. The laws include federal "sunshine" provisions enacted in 2010 as part of the comprehensive federal health care reform legislation. The sunshine provisions apply to pharmaceutical manufacturers with products reimbursed under certain government programs and require those manufacturers to disclose annually to the federal government (for re-disclosure to the public) certain payments made to physicians and certain other healthcare practitioners or to teaching hospitals. State laws may also require disclosure of pharmaceutical pricing information and marketing expenditures. Many of these laws and regulations contain ambiguous requirements. Given the lack of clarity in laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations. Outside the U.S., other countries have implemented requirements for disclosure of financial interactions with healthcare providers and additional countries may consider or implement such laws.

Other Regulations

Foreign Anti-Corruption

We are subject to various federal and foreign laws that govern our international business practices with respect to payments to government officials. Those laws include the U.S. Foreign Corrupt Practices Act (FCPA), which prohibits U.S. companies and their representatives from paying, offering to pay, promising, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate for the purpose of obtaining or retaining business or to otherwise obtain favorable treatment or influence a person working in an official capacity. In many countries, the health care professionals we regularly interact with may meet the FCPA's definition of a foreign government official. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls.

The laws to which we are subject also include the U.K. Bribery Act 2010 (Bribery Act) which proscribes giving and receiving bribes in the public and private sectors, bribing a foreign public official, and failing to have adequate procedures to prevent employees and other agents from giving bribes. U.S. companies that conduct business in the United Kingdom generally will be subject to the Bribery Act. Penalties under the Bribery Act include potentially unlimited fines for companies and criminal sanctions for corporate officers under certain circumstances.

NIH Guidelines

We conduct research at our U.S. facilities in compliance with the current U.S. National Institutes of Health Guidelines for Research Involving Recombinant DNA Molecules (NIH Guidelines). By local ordinance, we are required to, among other things, comply with the NIH Guidelines in relation to our facilities in Cambridge, Massachusetts and RTP and are required to operate pursuant to certain permits.

Other Laws

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work are or may be applicable to our activities. Certain agreements entered into by us involving exclusive license rights may be subject to national or international antitrust regulatory control, the effect of which cannot be predicted. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.

Manufacturing and Raw Materials

We have two "state-of-the-art" licensed biologics manufacturing facilities in RTP and Cambridge, Massachusetts. The RTP site includes a 100,000 square foot manufacturing plant, which contains 6,000 (3 x 2,000) liters of bioreactor capacity, as well as a 250,000 square foot Large-Scale Manufacturing (LSM) plant which contains 90,000 (6 x 15,000) liters of bioreactor capacity. The Cambridge site is a 70,000 square foot facility that contains 10,000 (5 x 2,000) liters of bioreactor capacity. We also have a large-scale biologics manufacturing facility in Hillerød, Denmark which contains 90,000 liters of bioreactor capacity and, based on our current global manufacturing strategy, is expected to begin commercial operations in 2013, upon completion of the facility's validation activities. In December 2012, we entered into an arrangement with Eisai, Inc. to lease a portion of their facility in RTP to manufacture our and Eisai's oral solid dose products and for Eisai to provide us with vial-filling services for biologic therapies and packaging services for oral solid dose products. We also utilize an outsourced network to manufacture our small molecule products.

We currently manufacture AVONEX drug substance at our RTP and Cambridge facilities and TYSABRI drug substance at our RTP facility, and plan to also manufacture TYSABRI drug substance in our Hillerød facility in 2013. Genentech is responsible for all worldwide manufacturing activities for bulk RITUXAN and has sourced the manufacture of certain bulk RITUXAN requirements to a third party. Acorda Therapeutics supplies FAMPYRA to us pursuant to its supply agreement with Alkermes, Inc. We use third parties to manufacture the active pharmaceutical ingredient and the final product for FUMADERM.

We source all of our fill-finish and the majority of final product storage operations for our products, along with a substantial part of our packaging operations, to a concentrated group of third party contractors. We have internal label and pack capability for clinical and commercial products at our Cambridge and Hillerød facilities. Raw materials and supplies required for the production of AVONEX, TYSABRI, FAMPYRA and FUMADERM are procured from various suppliers in quantities adequate to meet our needs. Continuity of supply of raw materials is assured using a strategy of dual sourcing where possible or by a risk-based inventory strategy. Our third party service providers, suppliers and manufacturers may be subject to routine cGMP inspections by the FDA or comparable agencies in other jurisdictions and undergo assessment and certification by our quality management group.

We believe that our manufacturing facilities represent sufficient capacity for our own growing pipeline of products, as well as the products of potential partners. In February 2012, we finalized an agreement with Samsung Biologics that established an entity based in Korea to develop, manufacture and market biosimilars. Samsung will take a leading role in the entity, which has contracted with us for technical development services and biologics manufacturing.

Important factors that could adversely affect our manufacturing operations are discussed in the "*Risk Factors*" section of this report.

Our Employees

As of December 31, 2012, we had approximately 5,950 employees worldwide.

Our Executive Officers (as of February 5, 2013)

George A. Scangos, Ph.D., 64, is our Chief Executive Officer and has served in this position since July 2010. From 1996 to July 2010, Dr. Scangos served as President and Chief Executive Officer of Exelixis, Inc., a drug discovery and development company, where he continues to serve on the board. From 1993 to 1996, Dr. Scangos served as President of Bayer Biotechnology, where he was responsible for research, business development, process development, manufacturing, engineering and quality assurance of Bayer's biological products. Before joining Bayer in 1987, Dr. Scangos was a Professor of Biology at Johns Hopkins University for six years. Dr. Scangos served as non-executive Chairman of Anadys Pharmaceuticals, Inc., a biopharmaceutical company, from 2005 to July 2010 and was a director of the company from 2003 to July 2010. Dr. Scangos served as the Chair of the California Healthcare Institute in 2010 and was a member of the Board of the Global Alliance for TB Drug Developments until 2010. He is also a member of the Board of Visitors of the University of California, San Francisco School of Pharmacy, and the National Board of Visitors of the University of California, Davis School of Medicine. He is currently an Adjunct Professor of Biology at Johns Hopkins. Dr. Scangos received his B.A. in Biology from Cornell University and Ph.D. in Microbiology from the University of Massachusetts, and was a Jane Coffin Childs Post-Doctoral Fellow at Yale University.

Susan H. Alexander, 56, is our Executive Vice President, Chief Legal Officer and Corporate Secretary and has served in these positions since January 2006. From 2003 to January 2006, Ms. Alexander served as the Senior Vice President, General Counsel and Corporate Secretary of PAREXEL International Corporation, a biopharmaceutical services company. From 2001 to 2003, Ms. Alexander served as General Counsel of IONA Technologies, a software company. From 1995 to 2001, Ms. Alexander served as Counsel at Cabot Corporation, a specialty chemicals and performance materials company. Prior to that, Ms. Alexander was a partner at the law firms of Hinckley, Allen & Snyder and Fine & Ambrogne.

Paul J. Clancy, 51, is our Executive Vice President, Finance and Chief Financial Officer and has served in these positions since August 2007. Mr. Clancy joined Biogen, Inc. in 2001 and has held several senior executive positions with us, including Vice President of Business Planning, Portfolio Management and U.S. Marketing, and Senior Vice President of Finance with responsibilities for leading the Treasury, Tax, Investor Relations and Business Planning groups. Prior to that, he spent 13 years at PepsiCo, a food and beverage company, serving in a range of financial and general management positions. Mr. Clancy received his B.S. in Finance from Babson College and M.B.A. from Columbia University.

Gregory F. Covino, 47, is our Vice President, Finance and Chief Accounting Officer and has served in this position since April 2012. Prior to that, Mr. Covino served at Boston Scientific Corporation, a medical device company, as Vice President, Corporate Analysis and Control since March 2010, having responsibility for the company's internal audit function, and as Vice President, Finance, International from February 2008 to March 2010, having responsibility for the financial activities of the company's international division. Prior to that, Mr. Covino held several finance positions at Hubbell Incorporated, an electrical products company, including Vice President, Chief Accounting Officer and Controller from 2002 to January 2008, Interim Chief Financial Officer from 2004 to 2005, and Director, Corporate Accounting from 1999 to 2002.

John G. Cox, 50, is our Executive Vice President, Pharmaceutical Operations and Technology and has served in this position since June 2010. Mr. Cox joined Biogen, Inc. in 2003 and has held several senior executive positions with us, including Senior Vice President of Technical Operations, Senior Vice President of Global Manufacturing, and Vice President of Manufacturing and General Manager of Biogen Idec's operations in RTP. Prior to that, Mr. Cox held a number of senior operational roles at Diosynth, a life sciences manufacturing and services company, where he worked in technology transfer, validation and purification. Prior to that, Mr. Cox focused on the same areas at Wyeth Corporation, a life sciences company, from 1993 to 2000. Mr. Cox received his M.B.A. from the University of Michigan and M.S. in Cell Biology from California State University.

Kenneth Di Pietro, 54, is our Executive Vice President, Human Resources and has served in this position since January 2012. Mr. Di Pietro joined Biogen Idec from Lenovo Group, a technology company, where he served as Senior Vice President, Human Resources from 2005 to June 2011. From 2003 to 2005, he served as Corporate Vice President, Human Resources at Microsoft Corporation, a technology company. From 1999 to 2002, Mr. Di Pietro worked as Vice President, Human Resources at Dell Inc., a technology company. Prior to that, he spent 17 years at PepsiCo, a food and beverage company, serving in a range of human resource and general management positions. Mr. Di Pietro received his B.S. in Industrial and Labor Relations from Cornell University.

Steven H. Holtzman, 58, is our Executive Vice President, Corporate Development and has served in this position since January 2011. Prior to that, Mr. Holtzman was a founder of Infinity Pharmaceuticals, Inc., a drug discovery and development company, where he served as Chair of the Board of Directors from company inception in 2001 to November 2012, Executive Chair of the Board of Directors in 2010 and as Chief Executive Officer from 2001 to December 2009. From 1994 to 2001, Mr. Holtzman was Chief Business Officer at Millennium Pharmaceuticals Inc., a biopharmaceutical company. From 1986 to 1994, he was a founder, member of the Board of Directors and Executive Vice President of DNX Corporation, a biotechnology company. From 1996 to 2001, Mr. Holtzman served as presidential appointee to the national Bioethics Advisory Commission. Mr. Holtzman received his B.A. from Michigan State University and B.Phil. graduate degree from Oxford University which he attended as a Rhodes Scholar.

Tony Kingsley, 49, is our Executive Vice President, Global Commercial Operations and has served in this position since November 2011. From January 2010 to November 2011, Mr. Kingsley served as our Senior Vice President, U.S. Commercial Operations. Prior to that, he served as Senior Vice President and General Manager of the Gynecological Surgical Products business at Hologic, Inc., a provider of diagnostic and surgical products, from October 2007 to November 2009, and as Division President, Diagnostic Products at Cytyc Corp., a provider of diagnostic and medical device products, from July 2006 to October 2007. In those roles, Mr. Kingsley ran commercial, manufacturing and research and development functions. From 1991 to 2006, he was a Partner at McKinsey & Company focusing on the biotechnology, pharmaceutical and medical device industries. Mr. Kingsley received his B.A. in Government from Dartmouth College and M.B.A. from Harvard Graduate School of Business Administration.

Ray Pawlicki, 52, is our Senior Vice President and Chief Information Officer and has served in this position since September 2008. From 2004 to September 2008, Mr. Pawlicki served as the Chief Information Officer of Novartis Pharmaceuticals, a pharmaceutical company. From 2000 to 2004, he served as Vice President and Chief Information Officer for the U.S. affiliate of Novartis Pharmaceuticals. Prior to that, Mr. Pawlicki held several positions of increasing responsibility with PepsiCo, a food and beverage company, and CitiGroup Inc., a financial services company, where he focused on innovative uses of technology to help drive the business. Mr. Pawlicki received his B.S. in Computer Science from Montclair State University.

Douglas E. Williams, Ph.D., 54, is our Executive Vice President, Research and Development and has served in this position since January 2011. Prior to that, Dr. Williams held several senior executive positions at ZymoGenetics Inc., a biopharmaceutical company, including Chief Executive Officer and a director from January 2009 to October 2010, President and Chief Scientific Officer from July 2007 to January 2009, and Executive Vice President, Research and Development and Chief Scientific Officer from 2004 to July 2007. Prior to that, he held leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics Inc., a biotechnology company, from 2003 to 2004, and Senior Vice President and Washington Site Leader at Amgen Inc., a biotechnology company, in 2002. Dr. Williams also served in a series of scientific and senior leadership positions over a decade at Immunex Corp., a biopharmaceutical company, including Executive Vice President and Chief Technology Officer, Senior Vice President of Discovery Research, Vice President of Research and Development and as a director. Prior to that, Dr. Williams served on the faculty of the Indiana University School of Medicine and the Department of Laboratory Medicine at the Roswell Park Memorial Institute in Buffalo, New York.

Item 1A. *Risk Factors*

We are substantially dependent on revenues from our three principal products.

Our current and future revenues depend upon continued sales of our three principal products, AVONEX, TYSABRI and RITUXAN, which represented substantially all of our total revenues during 2012. Although we have developed and continue to develop additional products for commercial introduction, we may be substantially dependent on sales from these three products for many years. Any negative developments relating to any of these products, such as safety or efficacy issues, the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments, may reduce our revenues and adversely affect our results of operations. We and our competitors are introducing additional multiple sclerosis products in an increasingly crowded market and if they have a similar or more attractive profile in terms of efficacy, convenience or safety, future sales of AVONEX, TYSABRI or both could be adversely affected.

TYSABRI's sales growth is important to our success.

We expect that our revenue growth over the next several years will be dependent in part upon sales of TYSABRI. If we are not successful in growing sales of TYSABRI, our future business plans, revenue growth and results of operations may be adversely affected.

TYSABRI's sales growth cannot be certain given the significant restrictions on use and the significant safety warnings in the label, including the risk of developing progressive multifocal leukoencephalopathy (PML), a serious brain infection. The risk of developing PML increases with prior immunosuppressant use, which may cause patients who have previously received immunosuppressants or their physicians to refrain from using or prescribing TYSABRI. The risk of developing PML also increases with longer treatment duration, which may cause prescribing physicians or patients to suspend treatment with TYSABRI. The risk of developing PML also increases with exposure to JC virus, which may be indicated by the presence of anti-JCV antibodies. Patients testing positive for anti-JCV antibodies or their physicians may refrain from using or prescribing TYSABRI. Increased incidences of PML could limit sales growth, prompt regulatory review, require significant changes to the label or result in market withdrawal. Additional regulatory restrictions on the use of TYSABRI or safety-related label changes, including enhanced risk management programs, whether as a result of additional cases of PML, changes to the criteria for confirming PML diagnosis or otherwise, may significantly reduce expected revenues and require significant expense and management time to address the associated legal and regulatory issues.

As we continue to research and develop protocols and therapies intended to reduce risk and improve outcomes of PML in patients, regulatory authorities may not agree with our perspective on such protocols and therapies. Our efforts at stratifying patients into groups with lower or higher risk for developing PML may not result in corresponding changes to the TYSABRI label. Furthermore, our risk stratification efforts may have an adverse impact on prescribing behavior and reduce sales of TYSABRI. The potential utility of the JC virus antibody assay as a risk stratification tool may be diminished as a result of both the assay's false negative rate as well as the possibility that a patient who initially tests negative for the JC virus antibody may acquire the JC virus after testing. An increase in the recommended frequency of retesting with the assay or in the assay's sensitivity may exacerbate these risks or otherwise adversely impact prescribing behavior. In addition, new data may challenge the assumptions or estimates underlying our risk stratification tools, including estimates of the prevalence of JC virus in the general population.

We may be unable to successfully commercialize new product candidates.

We have filed or are preparing to file applications for marketing approval for multiple product candidates. These late-stage product candidates will impact our prospects for additional revenue growth and will require significant pre-launch investments that may not be recovered if they do not receive marketing approval.

Our ability to successfully commercialize a product candidate that does receive marketing approval depends on a number of factors, including the medical community's acceptance of the product, the effectiveness of our sales force and marketing efforts, the size of the patient population and our ability to identify new patients, pricing and the extent of reimbursement from third party payors, the ability to obtain and maintain data or market exclusivity for our products in the relevant indication(s), the availability or introduction of competing treatments that are deemed more effective, safer, more convenient, or less expensive, manufacturing the product in a timely and cost-effective manner, and compliance with complex regulatory requirements.

We have filed applications for marketing approval for TECFIDERA, our investigational oral compound for the treatment of relapsing MS, based on positive results from two pivotal trials. In addition to the risks described above and throughout these *"Risk Factors,"* other factors that may prevent us from successfully commercializing TECFIDERA, if approved, include:

- there is intense competition in the increasingly crowded MS market, including the possibility of future competition from generic versions of TECFIDERA or related prodrug derivatives;
- we largely rely on third parties to manufacture TECFIDERA and these third parties may not supply TECFIDERA in a timely and cost-effective manner or in compliance with applicable regulations; and
- our sales and marketing efforts may not result in product revenues that meet the investment community's high expectations for TECFIDERA.

In addition, we have filed or are preparing to file applications for marketing approval for our long-lasting blood clotting factor candidates for the treatment of hemophilia. In addition to the risks described above and throughout these *"Risk Factors,"* other factors that may prevent us from successfully commercializing our long-lasting blood clotting factor candidates, if approved, include:

- the hemophilia treatment market is highly competitive, with current treatments marketed by companies that have substantially greater financial resources and marketing expertise, and we may have difficulty penetrating this highly competitive market unless our long-lasting blood clotting factor candidates are regarded as offering substantial benefits over current treatments;
- we do not have marketing experience within the hemophilia treatment market or well-established relationships with the associated medical and scientific community; and
- several companies are working to develop additional treatments for hemophilia and may file for or obtain marketing approval of their treatments before we do or may introduce longer-lasting or more efficacious, safer, cheaper or more convenient treatments than our long-lasting blood clotting factor candidates.

Our long-term success depends upon the successful development of other product candidates.

Our long-term viability and growth will depend upon the successful development of new products from our research and development activities, including products licensed from third parties. Product development is very expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Conducting clinical trials is a complex, time-consuming and expensive process. Our ability to complete our clinical trials in a timely fashion depends in large part on a number of key factors including protocol design, regulatory and institutional review board approval, the rate of patient enrollment in clinical trials, and compliance with extensive current Good Clinical Practices. We have opened clinical sites and are enrolling patients in a number of countries where our experience is more limited, and we are in most cases using the services of third party clinical trial providers. If we fail to adequately manage the design, execution and regulatory aspects of our large, complex and diverse clinical trials, our studies and ultimately our regulatory approvals may be delayed or we may fail to gain approval for our product candidates. Clinical trials may indicate that our product candidates have harmful side effects or raise other safety concerns that may significantly reduce the likelihood of regulatory approval, result in significant restrictions on use and safety warnings in any approved label, adversely affect placement within the treatment paradigm, or otherwise significantly diminish the commercial potential of the product candidate. Also, positive results in a registrational trial may not be replicated in any subsequent confirmatory trials. Even if later stage clinical trials are successful, regulatory authorities may disagree with our view of the data or require additional studies, and may fail to approve or delay approval of our product candidates or may grant marketing approval that is more restricted than anticipated, including indications for a narrower patient population than expected and the imposition of safety monitoring or educational requirements or risk evaluation and mitigation strategies. In addition, if another company is the first to file for marketing approval of a competing orphan drug candidate, that company may ultimately receive marketing exclusivity for its drug candidate, preventing us from commercializing our orphan drug candidate in the applicable market for several years.

If we fail to compete effectively, our business and market position would suffer.

The biotechnology and pharmaceutical industry is intensely competitive. We compete in the marketing and sale of our products, the development of new products and processes, the acquisition of rights to new products with commercial potential and the hiring and retention of personnel. We compete with biotechnology and pharmaceutical companies that have a greater number of products on the market and in the product pipeline, greater financial and other resources and other technological or competitive advantages. One or more of our competitors may benefit from significantly greater sales and marketing capabilities, may develop products that are accepted more widely than ours and may receive patent protection that dominates, blocks or adversely affects our product development or business. In addition, healthcare reform legislation enacted in the U.S. in 2010 has created a pathway for the U.S. Food and Drug Administration (FDA) to approve biosimilars, which could compete on price and differentiation with products that we now or could in the future market. The introduction by our competitors of more efficacious, safer, cheaper, or more convenient alternatives to our products could reduce our revenues and the value of our product development efforts.

Adverse safety events can negatively affect our business and stock price.

Adverse safety events involving our marketed products may have a negative impact on our commercialization efforts. Discovery of safety issues with our products could cause product liability events, additional regulatory scrutiny and requirements for additional labeling, withdrawal of products from the market and the imposition of fines or criminal penalties. Any of these actions could result in material write-offs of inventory, material impairments of intangible assets, goodwill and fixed assets, material restructuring charges and other adverse impacts on our results of operations. Regulatory authorities have been moving towards more active and transparent pharmacovigilance and are making greater amounts of stand-alone safety information directly available to the public through periodic safety update reports, patient registries and other reporting requirements. The reporting of adverse safety events involving our products and public rumors about such events could cause our product sales or stock price to decline or experience periods of volatility.

We depend, to a significant extent, on reimbursement from third party payors and a reduction in the extent of reimbursement could reduce our product sales and revenue.

Sales of our products are dependent, in large part, on the availability and extent of reimbursement from government health administration authorities, private health insurers and other organizations. Changes in government regulations or private third-party payors' reimbursement policies may reduce reimbursement for our products and adversely affect our future results. In addition, when a new medical product is approved, the availability of government and private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict the availability or amount of reimbursement for our product candidates.

In the U.S., federal and state legislatures, health agencies and third-party payors continue to focus on containing the cost of health care. The 2010 Patient Protection and Affordable Care Act encourages the development of comparative effectiveness research and any adverse findings for our products from such research may reduce the extent of reimbursement for our products. In addition, the Budget Control Act of 2011 mandates, among other things, reductions in Medicare payment rates if a sufficient deficit reduction plan is not approved, and a reduction in funding for Medicare, Medicaid or similar government programs may adversely affect our future results. Economic pressure on state budgets may result in states increasingly seeking to achieve budget savings through mechanisms that limit coverage or payment for our drugs. In recent years, some states have considered legislation that would control the prices of drugs. State Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and requiring prior authorization by the state program for use of any drug for which supplemental rebates are not being paid. Managed care organizations continue to seek price discounts and, in some cases, to impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs. This may result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for our products.

In the European Union and some other international markets, the government provides health care at low cost to consumers and regulates pharmaceutical prices, patient eligibility or reimbursement levels to control costs for the government-sponsored health care system. Many countries are reducing their public expenditures and we expect to see strong efforts to reduce healthcare costs in our international markets, including patient access restrictions, suspensions on price increases, prospective and possibly retroactive price reductions and other recoupments and increased mandatory discounts or rebates, recoveries of past price increases, and greater importation of drugs from lower-cost countries to higher-cost countries. These cost control measures likely would reduce our revenues. In addition, certain countries set prices by reference to the prices in other countries where our products are marketed. Thus, our inability to secure adequate prices in a particular country may not only limit the marketing of our products within that country, but may also adversely affect our ability to obtain acceptable prices in other markets. This may create the opportunity for third party cross border trade or influence our decision to sell or not to sell a product, thus adversely affecting our geographic expansion plans and revenues.

Adverse market and economic conditions may exacerbate certain risks affecting our business.

Sales of our products are dependent on reimbursement from government health administration authorities, private health insurers, distribution partners and other organizations. These organizations may reduce the extent of reimbursements, increase their scrutiny of claims, delay payment or be unable to satisfy their reimbursement obligations due to deteriorating global economic conditions, uncertainty about the direction and relative strength of the U.S. economy and resolution of the U.S. budget deficit, the growing European financial crisis, volatility in the credit and financial markets, and other disruptions due to natural disasters, political instability or otherwise.

The European market represents a major part of our business - approximately 39% of our 2012 product revenues were derived from Europe and most of our marketing efforts outside the U.S. are focused on Europe. Thus, the deterioration of the credit and economic conditions in certain European countries may have a significant adverse impact on our results of operations. Our accounts receivable in certain European countries are subject to significant payment delays due to government funding and reimbursement practices. European governments have announced or implemented austerity measures to constrain the overall level of government expenditures, including reforming health care coverage and reducing health care costs. These measures continue to exert pressure on product pricing and may encourage higher levels of third party cross border trade.

These adverse market and economic conditions could reduce our product sales and revenues, result in additional allowances or significant bad debts, or cause us to recognize revenue in certain countries on a cash basis.

We depend on collaborators and other third-parties for both product and royalty revenue and the clinical development of future products, which are outside of our full control.

We have a number of collaborators and partners, and have both in-licensed and out-licensed several products and programs. In addition to the factors described throughout these *"Risk Factors,"* these collaborations are subject to several other risks, including:

- Our RITUXAN revenues are dependent on the efforts of Genentech and the Roche Group. Their interests may not always be aligned with our interests and they may not market RITUXAN in the same manner or to the same extent that we would, which could adversely affect our RITUXAN revenues.
- Under our collaboration agreement with Genentech, the successful development and commercialization of GA101 and certain other anti-CD20 products will decrease our percentage of the collaboration's co-promotion profits.
- Any failure on the part of our collaborators to comply with applicable laws and regulatory requirements in the sale, marketing and maintenance of the market authorization of our products or to fulfill any responsibilities they may have to protect and enforce any intellectual property rights underlying our products could have an adverse effect on our revenues as well as involve us in possible legal proceedings.
- Collaborations often require the parties to cooperate, and failure to do so effectively could have an adverse impact on product sales by our collaborators, and could adversely affect the clinical development or regulatory approvals of products under joint control.

In addition, we rely on third parties for several other aspects of our business. As a sponsor of clinical trials of our products, we rely on third party contract research organizations to carry out most of our clinical trial related activities and accurately report their results. These activities include initiating and monitoring the conduct of studies at clinical trial sites and identifying any noncompliance with the study protocol or current Good Clinical Practices. The failure of a contract research organization to conduct these activities with proper vigilance and competence and in accordance with current Good Clinical Practices can result in regulatory authorities rejecting our clinical trial data or, in some circumstances, the imposition of civil or criminal sanctions against us.

Manufacturing issues could substantially increase our costs and limit supply of our products.

The process of manufacturing our products is complex, highly regulated and subject to several risks:

- The process of manufacturing biologics, such as AVONEX, TYSABRI and RITUXAN, is extremely susceptible to product loss due to contamination, oxidation, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our products or manufacturing facilities, we may need to close our manufacturing facilities for an extended period of time to investigate and remediate the contaminant.
- We rely on third party suppliers and manufacturers for, among other things, RITUXAN manufacturing, the majority of our clinical and commercial requirements for small molecule product candidates such as TECFIDERA, our fill-finish operations, the majority of our final product storage, and a substantial portion of our packaging operations. In addition, due to the unique manner in which our products are manufactured, we rely on single source providers of several raw materials and manufacturing supplies. These third parties are independent entities subject to their own unique operational and financial risks that are outside of our control. These third parties may not perform their obligations in a timely and cost-effective manner or in compliance with applicable regulations, and they may be unable or unwilling to increase production capacity commensurate with demand for our existing or future products. Finding alternative providers could take a significant amount of time and involve significant expense due to the specialized nature of the services and the

need to obtain regulatory approval of any significant changes to our suppliers or manufacturing methods. We cannot be certain that we could reach agreement with alternative providers or that the FDA or other regulatory authorities would approve our use of such alternatives.

- We rely on our manufacturing facility in Research Triangle Park, North Carolina for the production of TYSABRI. Our global bulk supply of TYSABRI depends on the uninterrupted and efficient operation of this facility, which could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors. If we are unable to meet demand for TYSABRI for any reason, we would need to rely on a limited number of qualified third party contract manufacturers.

- We and our third party providers are generally required to maintain compliance with current Good Manufacturing Practices and other stringent requirements and are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm such compliance. Any delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our products as a result of a failure of our facilities or the facilities or operations of third parties to pass any regulatory agency inspection could significantly impair our ability to develop and commercialize our products. Significant noncompliance could also result in the imposition of monetary penalties or other civil or criminal sanctions and damage our reputation.

Any adverse developments affecting our manufacturing operations or the operations of our third-party suppliers and manufacturers may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the commercial supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Such developments could increase our manufacturing costs, cause us to lose revenue or market share as patients and physicians turn to competing therapeutics, diminish our profitability or damage our reputation.

If we fail to comply with the extensive legal and regulatory requirements affecting the health care industry, we could face increased costs, penalties and a loss of business.

Our activities, and the activities of our collaborators and third party providers, are subject to extensive government regulation and oversight both in the U.S. and in foreign jurisdictions. The FDA and comparable agencies in other jurisdictions directly regulate many of our most critical business activities, including the conduct of preclinical and clinical studies, product manufacturing, advertising and promotion, product distribution, adverse event reporting and product risk management. Our interactions in the U.S. or abroad with physicians and other health care providers that prescribe or purchase our products are also subject to government regulation designed to prevent fraud and abuse in the sale and use of the products and place greater restrictions on the marketing practices of health care companies. Healthcare companies are facing heightened scrutiny of their relationships with healthcare providers from anti-corruption enforcement officials. In addition, pharmaceutical and biotechnology companies have been the target of lawsuits and investigations alleging violations of government regulation, including claims asserting submission of incorrect pricing information, impermissible off-label promotion of pharmaceutical products, payments intended to influence the referral of health care business, submission of false claims for government reimbursement, antitrust violations, or violations related to environmental matters. These risks may be heightened as we continue to expand our global operations and introduce additional products to the market.

Regulations governing the health care industry are subject to change, with possibly retroactive effect, including:

- new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to health care availability, pricing or marketing practices, compliance with wage and hour laws and other employment practices, method of delivery, payment for health care products and services, compliance with data privacy laws and regulations, tracking payments and other transfers of value made to physicians and teaching hospitals, and extensive anti-bribery and anti-corruption prohibitions;

- changes in the FDA and foreign regulatory approval processes that may delay or prevent the approval of new products and result in lost market opportunity; and

- changes in FDA and foreign regulations that may require additional safety monitoring, labeling changes, restrictions on product distribution or use, or other measures after the introduction of our products to market, which could increase our costs of doing business, adversely affect the future permitted uses of approved products, or otherwise adversely affect the market for our products.

Examples of previously enacted and possible future changes in laws that could adversely affect our business include the enactment in the U.S. of health care reform, potential regulations easing the entry of competing biosimilars in the marketplace, new legislation or implementation of existing statutory provisions on importation of lower-cost competing drugs from other jurisdictions, and enhanced penalties for and investigations into non-compliance with U.S. fraud and abuse laws.

Violations of governmental regulation may be punishable by criminal and civil sanctions against us, including fines and civil monetary penalties and exclusion from participation in government programs, including Medicare and Medicaid, as well as against executives overseeing our business. In addition to penalties for violation of laws and regulations, we could be required to repay amounts we received from government payors, or pay additional rebates and interest if we are found to have miscalculated the pricing information we have submitted to the government. Whether or not we have complied with the law, an investigation into alleged unlawful conduct could increase our expenses, damage our reputation, divert management time and attention and adversely affect our business.

If we are unable to adequately protect and enforce our intellectual property and other proprietary rights, our competitors may take advantage of our development efforts or our acquired technology.

We have filed numerous patent applications in the U.S. and various other countries seeking protection of the processes, products and other inventions originating from our research and development. Patents have been issued on many of these applications. We have also obtained rights to various patents and patent applications under licenses with third parties, which provide for the payment of royalties by us. The ultimate degree of patent protection that will be afforded to drug and biotechnology products and processes, including ours, in the U.S. and in other important markets remains uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts and lawmakers in these countries. Our patents may not afford us substantial protection or commercial benefit. Similarly, our pending patent applications or patent applications licensed from third parties may not ultimately be granted as patents and we may not prevail if patents that have been issued to us are challenged in court. In addition, court decisions or patent office regulations that place additional restrictions on patent claim scope or that facilitate patent challenges could also reduce our ability to protect our intellectual property rights. If we cannot prevent others from exploiting our inventions, we will not derive the benefit from them that we currently expect.

Our products may qualify for regulatory data protection, which provides to the holder of a marketing authorization, for a set period of time, the exclusive use of the proprietary pre-clinical and clinical data that it compiled at significant cost and submitted to the applicable regulatory authority to obtain approval of its product. Our products also may qualify for market protection from regulatory authorities, pursuant to which a regulatory authority may not permit, for a set period of time, the approval or commercialization of another product containing the same active ingredient(s) as our product. After the set period of time, third parties are then permitted to rely upon our data to obtain approval of their abbreviated applications to market generic drugs and biosimilars. Although the World Trade Organization's agreement on trade-related aspects of intellectual property rights (TRIPS) requires signatory countries to provide regulatory data protection to innovative pharmaceutical products, implementation and enforcement varies widely from country to country and we may not experience the extent or duration of data protection that we expect in each of the markets for our products.

Our drugs and biologics are susceptible to competition from generics and biosimilars in many markets. The legal and regulatory pathways leading to approval of generics and biosimilars vary widely from country to country and are in a state of rapid flux. Manufacturers of generics and biosimilars may choose to launch or attempt to launch their products before the expiration of patent or regulatory data or market protection and to concurrently challenge the patent and regulatory protections covering our products. In the U.S., a high proportion of all approved innovative drugs are met with generic challenge as early as four years following approval. Generic versions of drugs and biosimilars are likely to be sold at substantially lower prices than branded products because the generic or biosimilar manufacturer would not have to recoup the research and development and marketing costs associated with the branded product. Accordingly, the introduction of generic or biosimilar versions of our marketed products likely would significantly reduce both the price that we receive for such marketed products and the volume of products that we sell, which may have an adverse impact on our results of operations.

We also rely upon unpatented proprietary and confidential information and technology in the research, development and manufacture of our products. We cannot ensure that others will not independently develop substantially equivalent information and technology or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect such rights. We protect such information principally through confidentiality agreements with our employees, consultants, outside scientific collaborators, scientists whose research we sponsor and other advisers. These agreements may not provide meaningful protection or adequate remedies for our unpatented confidential information in the event of use or disclosure of such information.

Uncertainty over intellectual property in the biotechnology industry has been the source of litigation and other disputes, which is inherently costly and unpredictable.

We are aware that others, including various universities and companies working in the biotechnology field, have filed patent applications and have been granted patents in the U.S. and in other countries claiming subject matter potentially useful to our business. Some of those patents and patent applications claim only specific products or methods of making such products, while others claim more general processes or techniques useful or now used in the biotechnology industry. There is considerable uncertainty within our industry about the validity, scope and enforceability of many issued patents in the U.S. and elsewhere in the world, and, to date, the law and practice remains in substantial flux both in the agencies that grant patents and in the courts. We cannot currently determine the ultimate scope and validity of patents which may be granted to third parties in the future or which patents might be asserted to be infringed by the manufacture, use and sale of our products, services or technologies.

There has been, and we expect that there may continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation, arbitrations, administrative proceedings and other legal actions with private parties and governmental authorities concerning patents and other intellectual property rights may be protracted, expensive and distracting to management. Competitors may sue us as a way of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents in foreign countries or litigation against our partners, may be costly and time consuming and could harm our business. We expect that litigation may be necessary in some instances to determine the validity and scope of certain of our proprietary rights. Litigation may be necessary in other instances to determine the validity, scope or non-infringement of certain patent rights claimed by third parties to be pertinent to the manufacture, use or sale of our products. Ultimately, the outcome of such litigation could adversely affect the validity and scope of our patent or other proprietary rights, hinder our ability to manufacture and market our products, or result in the assessment of significant monetary damages against us that may exceed amounts, if any, accrued in our financial statements.

To the extent that valid present or future third party patent or other intellectual property rights cover our products, services or technologies, we or our strategic collaborators may seek licenses or other agreements from the holders of such rights in order to avoid or settle legal claims. Such licenses may not be available on acceptable terms, which may hinder our ability to manufacture and market our products and services. Payments under any licenses that we are able to obtain would reduce our profits derived from the covered products and services.

Our sales and operations are subject to the risks of doing business internationally.

We are increasing our presence in international markets, which subjects us to many risks, such as:

- the inability to obtain necessary foreign regulatory or pricing approvals of products in a timely manner;
- fluctuations in currency exchange rates;
- difficulties in staffing and managing international operations;
- the imposition of governmental controls;
- less favorable intellectual property or other applicable laws;
- increasingly complex standards for complying with foreign laws and regulations that may differ substantially from country to country and may conflict with corresponding U.S. laws and regulations;
- the emergence of far-reaching anti-bribery and anti-corruption legislation in the U.K., including passage of the U.K. Bribery Act 2010, and elsewhere and escalation of investigations and prosecutions pursuant to such laws;
- restrictions on direct investments by foreign entities and trade restrictions;
- greater political or economic instability; and
- changes in tax laws and tariffs.

In addition, our international operations are subject to regulation under U.S. law. For example, the Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. In many countries, the health care professionals we regularly interact with may meet the definition of a foreign government official for purposes of the Foreign Corrupt Practices Act. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures or withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

Our business may be adversely affected if we do not manage our current growth and do not successfully execute our growth initiatives.

We have experienced growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We anticipate further growing through both internal development projects as well as external opportunities, which include the acquisition, partnering and in-licensing of products, technologies and companies or the entry into strategic alliances and collaborations. The availability of high quality development opportunities is limited and we are not certain that we will be able to identify candidates that we and our shareholders consider suitable or complete transactions on terms that are acceptable to us and our shareholders. In order to pursue such opportunities, we may require significant additional financing, which may not be available to us on favorable terms, if at all. Even if we are able to successfully identify and complete acquisitions, we may not be able to integrate them or take full advantage of them and therefore may not realize the benefits that we expect.

To effectively manage our current and future potential growth, we will need to continue to enhance our operational, financial and management processes and to effectively expand, train and manage our employee base. Supporting our growth initiatives will require significant capital expenditures and management resources, including investments in research and development, sales and marketing, manufacturing and other areas of our business. If we do not successfully manage our current growth and do not successfully execute our growth initiatives, then our business and financial results may be adversely affected and we may incur asset impairment or restructuring charges.

Our investments in properties, including our manufacturing facilities, may not be fully realizable.

We own or lease real estate primarily consisting of buildings that contain research laboratories, office space, and biologic manufacturing operations. For strategic or other operational reasons, we may decide to further consolidate or co-locate certain aspects of our business operations or dispose of one or more of our properties, some of which may be located in markets that are experiencing high vacancy rates and decreasing property values. If we determine that the fair value of any of our owned properties, including any properties we may classify as held for sale, is lower than their book value we may not realize the full investment in these properties and incur significant impairment charges. If we decide to fully or partially vacate a leased property, we may incur significant cost, including lease termination fees, rent expense in excess of sublease income and impairment of leasehold improvements. In addition, we may not fully utilize our manufacturing facilities, resulting in idle time at facilities or substantial excess manufacturing capacity, due to reduced expectations of product demand, improved yields on production and other factors. Any of these events may have an adverse impact on our results of operations.

Our effective tax rate may fluctuate and we may incur obligations in tax jurisdictions in excess of accrued amounts.

As a global biotechnology company, we are subject to taxation in numerous countries, states and other jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places that we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of such places. Our effective tax rate, however, may be different than experienced in the past due to numerous factors, including changes in the mix of our profitability from country to country, the results of audits of our tax filings, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations.

In addition, our inability to secure or sustain acceptable arrangements with tax authorities and previously enacted or future changes in the tax laws, among other things, may result in tax obligations in excess of amounts accrued in our financial statements.

In the U.S., there are several proposals under consideration to reform tax law, including proposals that may reduce or eliminate the deferral of U.S. income tax on our unrepatriated earnings, scrutinize certain transfer pricing structures, and reduce or eliminate certain foreign tax credits. Our future reported financial results may be adversely affected by tax law changes which restrict or eliminate certain foreign tax credits or our ability to deduct expenses attributable to foreign earnings, or otherwise affect the treatment of our unrepatriated earnings.

The growth of our business depends on our ability to attract and retain qualified personnel and to develop and maintain key relationships.

The achievement of our commercial, research and development and external growth objectives depends upon our ability to attract and retain qualified scientific, manufacturing, sales and marketing and executive personnel and to develop and maintain relationships with qualified clinical researchers and key distributors. Competition for these people and relationships is intense and comes from a variety of sources, including pharmaceutical and biotechnology companies, universities and non-profit research organizations.

Pending and future product liability claims may adversely affect our business and our reputation.

The administration of drugs in humans, whether in clinical studies or commercially, carries the inherent risk of product liability claims whether or not the drugs are actually the cause of an injury. Our products or product candidates may cause, or may appear to have caused, injury or dangerous drug interactions, and we may not learn about or understand those effects until the product or product candidate has been administered to patients for a prolonged period of time.

We are subject from time to time to lawsuits based on product liability and related claims. We cannot predict with certainty the eventual outcome of any pending or future litigation. We may not be successful in defending ourselves in the litigation and, as a result, our business could be materially harmed. These lawsuits may result in large judgments or settlements against us, any of which could have a negative effect on our financial condition and business if in excess of our insurance coverage. Additionally, lawsuits can be expensive to defend, whether or not they have merit, and the defense of these actions may divert the attention of our management and other resources that would otherwise be engaged in managing our business.

Our operating results are subject to significant fluctuations.

Our quarterly revenues, expenses and net income (loss) have fluctuated in the past and are likely to fluctuate significantly in the future due to the timing of charges and expenses that we may take. We have recorded, or may be required to record, charges that include:

- the cost of restructurings;
- impairments with respect to investments, fixed assets, and in-process research and development and other long-lived assets;
- inventory write-downs for failed quality specifications, charges for excess or obsolete inventory and charges for inventory write downs relating to product suspensions;
- bad debt expenses and increased bad debt reserves;
- milestone payments under license and collaboration agreements; and
- payments in connection with acquisitions and other business development activity.

Our revenues are also subject to foreign exchange rate fluctuations due to the global nature of our operations. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. Although we have foreign currency forward contracts to hedge specific forecasted transactions denominated in foreign currencies, our efforts to reduce currency exchange losses may not be successful. As a result, currency fluctuations among our reporting currency, the U.S. dollar, and the currencies in which we do business will affect our operating results, often in unpredictable ways. Our net income may also fluctuate due to the impact of charges we may be required to take with respect to foreign currency hedge transactions. In particular, we may incur higher than expected charges from hedge ineffectiveness or from the termination of a hedge relationship.

These examples are only illustrative and other risks, including those discussed in these "*Risk Factors*," could also cause fluctuations in our reported earnings. In addition, our operating results during any one period do not necessarily suggest the anticipated results of future periods.

Our portfolio of marketable securities is significant and subject to market, interest and credit risk that may reduce its value.

We maintain a significant portfolio of marketable securities. Changes in the value of this portfolio could adversely affect our earnings. In particular, the value of our investments may decline due to increases in interest rates, downgrades of the bonds and other securities included in our portfolio, instability in the global financial markets that reduces the liquidity of securities included in our portfolio, declines in the value of collateral underlying the mortgage and asset-backed securities included in our portfolio, and other factors. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio or sell investments for less than our acquisition cost. Although we attempt to mitigate these risks by investing in high quality securities and continuously monitoring our portfolio's overall risk profile, the value of our investments may nevertheless decline.

Our business involves environmental risks, which include the cost of compliance and the risk of contamination or injury.

Our business and the business of several of our strategic partners, including Genentech and Elan, involve the controlled use of hazardous materials, chemicals, biologics and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with state and federal standards, there will always be the risk of accidental contamination or injury. If we were to become liable for an accident, or if we were to suffer an extended facility shutdown, we could incur significant costs, damages and penalties that could harm our business. Biologics manufacturing also requires permits from government agencies for water supply and wastewater discharge. If we do not obtain appropriate permits, or permits for sufficient quantities of water and wastewater, we could incur significant costs and limits on our manufacturing volumes that could harm our business.

Provisions in our most significant collaboration agreements may discourage a third party from attempting to acquire us.

Provisions in our collaboration agreements with Elan and Genentech might discourage a takeover attempt that could be viewed as beneficial to shareholders who wish to receive a premium for their shares from a potential bidder. Our collaboration agreements with Elan and Genentech respectively allow Elan to purchase our rights to TYSABRI and Genentech to purchase our rights to RITUXAN and certain anti-CD20 products developed under the agreement if we undergo a change of control and certain other conditions are met, which may limit our attractiveness to potential acquirers.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Below is a summary of our owned and leased properties as of December 31, 2012.

Massachusetts

In Cambridge, we own approximately 508,000 square feet of real estate space, consisting of a building that houses a research laboratory, office space and a cogeneration plant totaling approximately 263,000 square feet and a building that contains research, development and quality laboratories which total approximately 245,000 square feet.

In July 2011, we executed leases for two office buildings currently under construction in Cambridge, with a planned occupancy during the second half of 2013. Construction of these facilities began in late 2011. These buildings, totaling approximately 500,000 square feet, will serve as the future location of our corporate headquarters and will provide additional general and administrative and research and development office space.

In addition, we currently lease a total of approximately 648,000 square feet in Massachusetts, which is summarized as follows:

- 357,000 square feet of office space housing our corporate headquarters in Weston, which we expect will be reduced once we relocate our corporate headquarters to Cambridge;
- 220,000 square feet in Cambridge, which is comprised of a 67,000 square foot biologics manufacturing facility and office space of 153,000 square feet;
- 25,000 square feet of office and laboratory space in Waltham covered by a lease that will expire in 2013; and
- 46,000 square feet of warehouse space in Somerville.

Our Massachusetts lease agreements expire at various dates through the year 2028.

North Carolina

We manufacture bulk AVONEX, TYSABRI and other products in our pipeline at our facilities located in Research Triangle Park, North Carolina, where we own approximately 740,000 square feet of real estate space, which is summarized as follows:

- 357,000 square feet of laboratory and office space;
- 175,000 square feet related to a large-scale biologics manufacturing facility;
- 105,000 square feet related to a biologics manufacturing facility;
- 60,000 square feet of warehouse space; and
- 43,000 square feet related to a large-scale purification facility.

In addition, we leased approximately 50,000 square feet of office space in Durham, North Carolina, which expired December 31, 2012.

Denmark

We own approximately 60 acres of land in Hillerød, Denmark, upon which we have completed construction of a large-scale biologics manufacturing facility totaling approximately 225,000 square feet. We began the process of manufacturing clinical products for sale to third parties during 2012. The facility is currently not licensed to produce commercial product, a process we expect to be completed in 2013.

We also own approximately 310,000 square feet of additional space, which is currently in use at this location and is summarized as follows:

- 140,000 square feet of warehouse, utilities and support space;
- 70,000 square feet related to a label and packaging facility;
- 50,000 square feet of administrative space; and
- 50,000 square feet related to a laboratory facility.

Other International

We lease office and laboratory space in Zug, Switzerland, our international headquarters, the United Kingdom, Germany, France, Denmark, and numerous other countries. Our international lease agreements expire at various dates through the year 2023.

Item 3. *Legal Proceedings*

For a discussion of legal matters as of December 31, 2012, please read Note 22, *Litigation* to our consolidated financial statements included in this report, which is incorporated into this item by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market and Stockholder Information

Our common stock trades on The NASDAQ Global Select Market under the symbol "BIIB." The following table shows the high and low sales price for our common stock as reported by The NASDAQ Global Select Market for each quarter in the years ended December 31, 2012 and 2011:

	Common Stock Price			
	2012		2011	
	High	Low	High	Low
First Quarter	$ 127.85	$ 111.44	$ 73.53	$ 64.28
Second Quarter	$ 144.38	$ 124.23	$ 109.63	$ 72.70
Third Quarter	$ 157.18	$ 137.88	$ 109.14	$ 83.83
Fourth Quarter	$ 155.30	$ 134.00	$ 120.66	$ 87.72

As of January 31, 2013, there were approximately 901 stockholders of record of our common stock.

In addition, as of January 31, 2013, 82 stockholders of record of Biogen, Inc. common stock have yet to exchange their shares of Biogen, Inc. common stock for our common stock as contemplated by the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003.

Dividends

We have not paid cash dividends since our inception. We do not anticipate paying any cash dividends in the near term.

Issuer Purchases of Equity Securities

The following table summarizes our common stock repurchase activity during the fourth quarter of 2012:

Period	Total Number of Shares Purchased (#)	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Programs (#)	Maximum Number of Shares That May Yet Be Purchased Under Our Programs ($ in millions)
Oct-12	—	—	—	6,326,521
Nov-12	155,400	138.64	155,400	6,171,121
Dec-12	—	—	—	6,171,121
Total	155,400	138.64		

On February 11, 2011, we announced that our Board of Directors authorized the repurchase of up to 20.0 million shares of common stock. This authorization does not have an expiration date. As of December 31, 2012, approximately 13.8 million shares of our common stock at a cost of $1,482.7 million have been repurchased under this authorization. In 2012, approximately 7.8 million shares were repurchased at a cost of $984.7 million.

Approximately 6.2 million shares of our common stock remain available for repurchase under the 2011 authorization.

Stock Performance Graph

The graph below compares the five-year cumulative total stockholder return on our common stock, the S&P 500 Index and the Nasdaq Pharmaceutical Index, assuming the investment of $100.00 on December 31, 2007 with dividends being reinvested. The stock price performance in the graph below is not necessarily indicative of future price performance.



Biogen Idec Inc.
NASDAQ Pharmaceutical
S&P 500 Index
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80
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2007
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	2007	2008	2009	2010	2011	2012
Biogen Idec Inc.	100.00	83.68	94.02	117.83	193.42	257.27
NASDAQ Pharmaceutical	100.00	93.04	104.54	113.33	121.32	161.39
S&P 500 Index	100.00	63.01	79.67	91.67	93.61	108.59

Item 6. *Selected Consolidated Financial Data*

BIOGEN IDEC INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA

(In millions, except per share amounts)	For the Years Ended December 31, 2012 (10) (11) (12)	2011 (7) (8) (9)	2010 (4) (5) (6)	2009 (2) (3)	2008 (1)
Results of Operations					
Product revenues	$ 4,166.1	$ 3,836.1	$ 3,470.1	$ 3,152.9	$ 2,839.7
Revenues from unconsolidated joint business	1,137.9	996.6	1,077.2	1,094.9	1,128.2
Other revenues	212.5	215.9	169.1	129.5	129.6
Total revenues	5,516.5	5,048.6	4,716.4	4,377.3	4,097.5
Cost and expenses:					
Cost of sales, excluding amortization of acquired intangible assets	545.5	466.8	400.3	382.1	402.0
Research and development	1,334.9	1,219.6	1,248.6	1,283.1	1,072.1
Selling, general and administrative	1,277.5	1,056.1	1,031.5	911.0	925.3
Collaboration profit sharing	317.9	317.8	258.1	215.9	136.0
Amortization of acquired intangible assets	202.2	208.6	208.9	289.8	332.7
Fair value adjustment of contingent consideration	27.2	36.1	—	—	—
Restructuring charge	2.2	19.0	75.2	—	—
Acquired in-process research and development	—	—	245.0	—	25.0
Facility impairments and gain on dispositions, net	—	—	—	—	(9.2)
Total cost and expenses	3,707.4	3,323.9	3,467.5	3,081.9	2,883.9
Gain on sale of rights	46.8	—	—	—	—
Income from operations	1,855.9	1,724.7	1,248.9	1,295.4	1,213.6
Other income (expense), net	(0.7)	(13.5)	(19.0)	37.3	(57.7)
Income before income tax expense and equity in loss of investee, net of tax	1,855.1	1,711.2	1,229.9	1,332.7	1,155.9
Income tax expense	470.6	444.5	331.3	355.6	365.8
Equity in loss of investee, net of tax	4.5	—	—	—	—
Net income	1,380.0	1,266.7	898.6	977.1	790.1
Net income (loss) attributable to noncontrolling interests, net of tax	—	32.3	(106.7)	6.9	6.9
Net income attributable to Biogen Idec Inc.	$ 1,380.0	$ 1,234.4	$ 1,005.3	$ 970.1	$ 783.2
Diluted Earnings Per Share					
Diluted earnings per share attributable to Biogen Idec Inc.	$ 5.76	$ 5.04	$ 3.94	$ 3.35	$ 2.65
Weighted-average shares used in calculating diluted earnings per share attributable to Biogen Idec Inc.	239.7	245.0	254.9	289.5	295.0
Financial Condition					
Cash, cash equivalents and marketable securities	$ 3,742.4	$ 3,107.4	$ 1,950.8	$ 2,457.8	$ 2,262.8
Total assets	$ 10,130.1	$ 9,049.6	$ 8,092.5	$ 8,551.9	$ 8,479.0
Notes payable, line of credit and other financing arrangements, less current portion	$ 687.4	$ 1,060.8	$ 1,066.4	$ 1,080.2	$ 1,085.4
Total Biogen Idec Inc. shareholders' equity	$ 6,961.5	$ 6,425.5	$ 5,396.5	$ 6,221.5	$ 5,806.1

In addition to the following notes, the financial data included within the tables above should be read in conjunction with our consolidated financial statements and related notes and the *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* sections of this report and our previously filed Forms 10-K.

(1) Included in total cost and expenses in 2008 is $25.0 million for in-process research and development related to a milestone payment made to the former shareholders of Conforma Therapeutics pursuant to the terms of our acquisition of Conforma Therapeutics in 2006.

(2) Total cost and expenses in 2009 includes the $110.0 million upfront payment made to Acorda Therapeutics, Inc. pursuant to our June 30, 2009 collaboration and license agreement to develop and commercialize products containing fampridine in markets outside the U.S.

(3) Changes in tax law in certain state jurisdictions in which we operate and the resolution of multiple federal, state and foreign tax audits, including the effective settlement of several uncertain tax positions resulted in a $58.3 million reduction to our 2009 income tax expense.

(4) Included in total cost and expenses in 2010 is a charge to acquired in-process research and development of $40.0 million related to the achievement of a milestone by Biogen Idec Hemophilia, Inc. (formerly Syntonix Pharmaceuticals, Inc.).

(5) Included in total cost and expenses in 2010 is a charge to acquired in-process research and development of $205.0 million incurred in connection with the license agreement entered into with Knopp Neurosciences Inc. (Knopp), which we consolidated as we determined that we are the primary beneficiary of the entity. The $205.0 million charge was partially offset by an attribution of $145.0 million to the noncontrolling interest.

(6) Net income attributable to noncontrolling interest also includes a charge of $25.0 million related to the payment made in 2010 to Cardiokine Biopharma LLC pursuant to the termination of our lixivaptan collaboration.

(7) In the second quarter of 2011 our share of RITUXAN revenues from unconsolidated joint business was reduced by approximately $50.0 million to reflect our share of the approximately $125.0 million compensatory damages and interest that Genentech estimated might be awarded to Hoechst GmbH (Hoechst), in relation to Genentech's ongoing arbitration with Hoechst.

(8) Biogen Idec Inc.'s shareholders' equity in 2011 reflects a reduction in additional paid in capital and noncontrolling interests totaling $187.3 million resulting from our purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH.

(9) Included in total cost and expenses in 2011 is a charge to research and development expense of $36.8 million related to an upfront payment made in connection with our collaboration and license agreement entered into with Portola Pharmaceuticals, Inc.

(10) Included in total cost and expenses in 2012 are charges to research and development expense of $71.0 million related to upfront payments made in connection with our collaboration agreements entered into with Isis Pharmaceuticals, Inc.

(11) Gain on sale of rights of $46.8 million relates to the sale of all of our rights, including rights to royalties, related to BENLYSTA.

(12) Equity in loss of investee, net of tax relates to our agreement with Samsung BioLogics Co. Ltd. that established an entity, Samsung Bioepis, to develop, manufacture and market biosimilar pharmaceuticals. We recognize our share of the results of operations related to our investment in Samsung Bioepis one quarter in arrears.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this report. Certain totals may not sum due to rounding.

Executive Summary

Introduction

Biogen Idec is a global biotechnology company focused on discovering, developing, manufacturing and marketing therapies for the treatment of multiple sclerosis and other autoimmune disorders, neurodegenerative diseases and hemophilia. We also collaborate on the development and commercialization of RITUXAN and anti-CD20 product candidates for the treatment of non-Hodgkin's lymphoma and other conditions.

In the near term, our current and future revenues are dependent upon continued sales of our three principal products, AVONEX, TYSABRI, and RITUXAN as well as the potential approval of TECFIDERA, Factor VIII and Factor IX. In the longer term, our revenue growth will be dependent upon the successful clinical development, regulatory approval and launch of new commercial products, our ability to obtain and maintain patents and other rights related to our marketed products and assets originating from our research and development efforts, and successful execution of external business development opportunities. As part of our on-going research and development efforts, we have devoted significant resources to conducting clinical studies to advance the development of new pharmaceutical products and to explore the utility of our existing products in treating disorders beyond those currently approved in their labels.

Financial Highlights

The following table is a summary of financial results achieved:

(In millions, except per share amounts and percentages)	For the Years Ended December 31, 2012 (4) (5)	For the Years Ended December 31, 2011 (1) (2) (3)	% Change 2012 compared to 2011
Total revenues	$ 5,516.5	$ 5,048.6	9.3%
Income from operations	$ 1,855.8	$ 1,724.7	7.6%
Net income attributable to Biogen Idec Inc.	$ 1,380.0	$ 1,234.4	11.8%
Diluted earnings per share attributable to Biogen Idec Inc.	$ 5.76	$ 5.04	14.3%

(1) Income from operations, as well as net income attributable to Biogen Idec Inc. for 2011, was reduced by a charge of $36.8 million to research and development expense incurred in connection with the collaboration and license agreement entered into with Portola Pharmaceuticals, Inc. in October 2011.

(2) In the second quarter of 2011 our share of RITUXAN revenues from unconsolidated joint business was reduced by approximately $50.0 million to reflect our share of the approximately $125.0 million compensatory damages and interest that Genentech estimated might be awarded to Hoechst GmbH (Hoechst), in relation to Genentech's ongoing arbitration with Hoechst.

(3) Income from operations, as well as net income attributable to Biogen Idec Inc., for 2011 was reduced by $19.0 million resulting from charges associated with our restructuring initiative announced in November 2010.

(4) Income from operations, as well as net income attributable to Biogen Idec Inc. for 2012, was reduced by charges totaling $71.0 million to research and development expense incurred in connection with our collaboration agreements entered into with Isis Pharmaceuticals, Inc. in January, June and December 2012.

(5) Income from operations, as well as net income attributable to Biogen Idec Inc. for 2012, includes $46.8 million from the sale of all of our rights, including rights to royalties, related to BENLYSTA.

As described below under *"Results of Operations,"* our operating results for the year ended December 31, 2012, reflect the following:

- Worldwide AVONEX revenues totaled $2,913.1 million for 2012, representing an increase of 8.4% over 2011.
- Our share of TYSABRI revenues totaled $1,135.9 million for 2012, representing an increase of 5.2% over 2011.

- Our share of RITUXAN revenues totaled $1,137.9 million for 2012, representing an increase of 14.2% from 2011.
- Total cost and expenses increased 11.5% for 2012 compared to 2011. This increase was primarily the result of a 16.9% increase in cost of sales, a 9.5% increase in research and development expense, and a 21.0% increase in selling, general and administrative costs over the same period in 2011. These increases reflect an increase in manufacturing costs driven by higher sales, spending associated with licensing and development of our early stage product candidates and preparing for the potential launches of TECFIDERA, Factor VIII and Factor IX.

We generated $1,879.9 million of net cash flows from operations for 2012, which were primarily driven by earnings. Cash, cash equivalents and marketable securities totaled approximately $3,742.4 million as of December 31, 2012.

Business Environment

We conduct our business within the biotechnology and pharmaceutical industries, which are highly competitive. Many of our competitors are working to develop or have commercialized products similar to those we market or are developing, including oral and other alternative formulations that may compete with AVONEX, TYSABRI or other products we are developing. In addition, the commercialization of certain of our own pipeline product candidates, such as TECFIDERA, may negatively impact future sales of AVONEX, TYSABRI or both. We may also face increased competitive pressures from the emergence of biosimilars. In the U.S., AVONEX, TYSABRI, and RITUXAN are licensed under the Public Health Service Act (PHSA) as biological products. In March 2010, U.S. healthcare reform legislation amended the PHSA to authorize the U.S. Food and Drug Administration (FDA) to approve biological products, known as biosimilars, that are similar to or interchangeable with previously approved biological products based upon potentially abbreviated data packages.

Global economic conditions continue to present challenges for our industry. Governments in many international markets where we operate have announced or implemented austerity measures to constrain the overall level of government expenditures. These measures, which include efforts aimed at reforming health care coverage and reducing health care costs, particularly in certain countries in Europe, continue to exert pressure on product pricing, have delayed reimbursement for our products, and have negatively impacted our revenues and results of operations. For additional information about certain risks that could negatively impact our financial position or future results of operations, please read the *"Risk Factors"* section of this report.

The Affordable Care Act

On June 28, 2012, the United States Supreme Court upheld the constitutionality of the 2010 Patient Protection and Affordable Care Act's mandate to purchase health insurance but rejected specific funding provisions that incentivized states to expand their current Medicaid programs. As a result of this ruling, we currently expect implementation of most of the major provisions of the Act to continue. Changes to the Affordable Care Act, or other federal legislation regarding health care access, financing, or delivery and other actions taken by individual states concerning the possible expansion of Medicaid could impact our financial position or results of operations.

The American Taxpayer Relief Act of 2012

The American Taxpayer Relief Act of 2012 (the "TRA") was passed by the House of Representatives and the Senate on January 1, 2013, and was signed into law by the President on January 2, 2013. The TRA, among other things, extends through 2013 an array of temporary business and individual tax provisions and temporarily delayed the implementation of certain spending reductions (known as "sequestration"). We do not expect that the TRA will have a material impact on our financial position or results of operation.

During 2013 we expect Congress to again consider sequestration and other means of reducing government expenditures, as well as an increase to the government's borrowing authority. Proposals that have been raised to address government finances include changes to the Medicare program, including increases to Part D rebates or co-payments or reductions in premium subsidies, increases to the pharmaceutical fee, changes to the coverage gap and reductions in physician payments for Part B drugs. If enacted, these changes to current policy could have a material impact on our financial position or results of operations.

Key Pipeline Developments

Peginterferon beta-1a

In January 2013, we released the primary efficacy analysis and safety data from our Phase 3 study, ADVANCE. Results support Peginterferon as a potential treatment dosed every two weeks or every four weeks for relapsing-remitting MS. The primary endpoint of ADVANCE, annualized relapse rate at one year, was met for both the two-week and four-week dosing regimens. Results showed that Peginterferon also met the secondary endpoints of risk of 12-week confirmed disability progression, proportion of patients who relapsed and magnetic resonance imaging assessments for both dose regimens. We plan to submit marketing applications for Peginterferon in the U.S. and E.U. by mid - 2013.

Dexpramipexole

At the end of December 2012, we learned that a Phase 3 trial investigating dexpramipexole in people with amyotrophic lateral sclerosis (ALS) did not meet its primary endpoint, a joint rank analysis of function and survival, and no efficacy was seen in the individual components of function or survival. The trial also failed to show efficacy in its key secondary endpoints. Based on these results, we have discontinued development of dexpramipexole in ALS.

Long-Lasting Recombinant Factors VIII and IX

In October 2012, we announced positive top-line results from the Phase 3 study, known as A-LONG, investigating our long-lasting recombinant Factor VIII-Fc fusion protein in hemophilia A, a rare inherited disorder which inhibits blood coagulation. We plan to submit a Biologics License Application to the FDA for Factor VIII in the first half of 2013.

We submitted a Biologics License Application to the FDA for marketing approval of our long-lasting recombinant Factor IX-Fc fusion protein in hemophilia B, a rare inherited disorder which inhibits blood coagulation, during the fourth quarter of 2012. The regulatory submission was based on the positive top-line results from the Phase 3 study known as B-LONG.

Pediatric data will be required as part of the Marketing Authorization Applications for Factor VIII and Factor IX that we plan to submit to the EMA, and we have initiated two global pediatric studies of Factor VIII and Factor IX.

We collaborate with Swedish Orphan Biovitrum AB on the commercialization of Factor VIII and Factor IX. For information about this collaboration, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

TECFIDERA

In February 2012, we submitted a New Drug Application to the FDA for marketing approval of TECFIDERA, our oral small molecule candidate for the treatment of MS. The regulatory submission was based on TECFIDERA's comprehensive development program, in which TECFIDERA demonstrated significant reductions in MS disease activity coupled with favorable safety and tolerability in the Phase 3 DEFINE and CONFIRM studies. The FDA accepted our application for TECFIDERA and granted us a standard review timeline. In October 2012, we announced that the FDA extended the initial PDUFA date for its review of our application by three months, which is a standard extension period. The extended PDUFA target date is in late March 2013. The FDA has indicated that the extension of the PDUFA date is needed to allow additional time for review of our application. The agency has not asked for additional studies.

In March 2012, we submitted a Marketing Authorisation Application for TECFIDERA to the European Medicines Agency (EMA). The EMA has validated our application for review of TECFIDERA in the E.U. We have submitted additional regulatory applications for TECFIDERA in Australia, Canada and Switzerland.

We acquired TECFIDERA as part of our acquisition of Fumapharm AG in 2006. For more information about this acquisition and associated milestone obligations, please read the subsection entitled *"Contractual Obligations and Off-Balance Sheet Arrangements – Contingent Consideration"* subsection of this *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

AVONEX PEN and Dose Titration

In February 2012, the FDA approved two separate dosing innovations designed to improve the treatment experience for patients receiving once-a-week AVONEX for relapsing forms of MS: AVONEX PEN and a new dose titration regimen. AVONEX PEN is the first intramuscular autoinjector approved for MS and is designed to enhance the self-injection process for patients receiving AVONEX therapy. A new dose titration regimen, facilitated by the AVOSTARTGRIP titration devices, provides patients with the option to gradually increase the dose of AVONEX at treatment initiation to reduce the incidence and severity of flu-like symptoms that patients may experience with therapy. These AVONEX dosing innovations are commercially available in the E.U., U.S. and other countries.

Results of Operations

Revenues

Revenues are summarized as follows:

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
Product Revenues:					
United States	$ 2,176.8	$ 1,954.8	$ 1,744.4	11.4 %	12.1 %
Rest of world	1,989.3	1,881.3	1,725.7	5.7 %	9.0 %
Total product revenues	4,166.1	3,836.1	3,470.1	8.6 %	10.5 %
Unconsolidated joint business revenues	1,137.9	996.6	1,077.2	14.2 %	(7.5)%
Other revenues	212.5	215.9	169.1	(1.6)%	27.7 %
Total revenues	$ 5,516.5	$ 5,048.6	$ 4,716.4	9.3 %	7.0 %

Product Revenues

Product revenues are summarized as follows:

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
AVONEX	$ 2,913.1	$ 2,686.6	$ 2,518.4	8.4%	6.7%
TYSABRI	1,135.9	1,079.5	900.2	5.2%	19.9%
Other product revenues	117.1	70.0	51.5	67.3%	35.9%
Total product revenues	$ 4,166.1	$ 3,836.1	$ 3,470.1	8.6%	10.5%

AVONEX

Revenues from AVONEX are summarized as follows:

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
United States	$ 1,793.7	$ 1,628.3	$ 1,491.6	10.2%	9.2%
Rest of world	1,119.4	1,058.3	1,026.8	5.8%	3.1%
Total AVONEX revenues	$ 2,913.1	$ 2,686.6	$ 2,518.4	8.4%	6.7%

For 2012 compared to 2011, as well as for 2011 compared to 2010, the increase in U.S. AVONEX revenues was due to price increases offset by decreased unit sales volume. U.S. AVONEX unit sales volume decreased approximately 2% and 3% for 2012 and 2011, respectively, over the prior year comparative periods.

For 2012 compared to 2011, as well as for 2011 compared to 2010, the increase in rest of world AVONEX revenues was due to increased demand primarily in Europe driven by customer penetration attributable to the AVONEX PEN launch, offset by pricing reductions resulting from austerity measures enacted in some countries. Rest of world AVONEX unit volume primarily in Europe increased 8% and 6% for 2012 and 2011, respectively, over the prior year comparative periods. The increase in rest of world AVONEX revenues for 2012 compared to 2011 also reflects gains recognized in relation to the settlement of certain cash flow hedge instruments under our foreign currency hedging program, which partially offset negative impacts of foreign currency as those gains were less than the impacts of foreign currency exchange rates on sales. The increase in rest of world AVONEX revenues for 2011 compared to 2010 also reflects the favorable impact of foreign currency exchange rates offset by losses recognized in relation to the settlement of certain cash flow hedge instruments under our foreign currency hedging program.

Gains recognized in relation to the settlement of certain cash flow hedge instruments under our foreign currency hedging program totaled $25.4 million in 2012, compared to losses recognized of $30.6 million for 2011 and gains recognized of $35.0 million in 2010.

We expect AVONEX to continue facing increased competition in the MS marketplace in both the U.S. and rest of world. We and a number of other companies are working to develop or have commercialized additional treatments for MS, including oral and other alternative formulations that may compete with AVONEX. In addition, the continued growth of TYSABRI and the commercialization of certain of our own pipeline product candidates, such as TECFIDERA, may negatively impact future sales of AVONEX. Increased competition also may lead to reduced unit sales of AVONEX, as well as increasing price pressures particularly in geographic markets outside the U.S.

TYSABRI

We collaborate with Elan Pharma International, Ltd (Elan) an affiliate of Elan Corporation, plc, on the development and commercialization of TYSABRI. For additional information about this collaboration, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

Revenues from TYSABRI are summarized as follows:

(In millions, except percentages)	**For the Years Ended December 31,**			**% Change**	
	2012	**2011**	**2010**	**2012 compared to 2011**	**2011 compared to 2010**
United States	$ 383.1	$ 326.5	$ 252.8	17.3 %	29.2%
Rest of world	752.8	753.0	647.4	— %	16.3%
Total TYSABRI revenues	$ 1,135.9	$ 1,079.5	$ 900.2	5.2 %	19.9%

For 2012 compared to 2011, as well as for 2011 compared to 2010, the increase in U.S. TYSABRI revenues was due to increased unit sales volume and price increases. U.S. TYSABRI unit sales volume increased approximately 11% and 12% for 2012 and 2011, respectively, over the prior year comparative periods. Net sales of TYSABRI from our collaboration partner, Elan, to third-party customers in the U.S. for 2012, 2011, and 2010 totaled $886.0 million, $746.5 million, and $593.1 million, respectively.

For 2012 compared to 2011, the change in rest of world TYSABRI revenues reflects the deferral of a portion of our revenues recognized on sales of TYSABRI in Italy (as described below) and pricing reductions from austerity measures enacted in some countries offset by an increase in demand. Increased demand resulted in increases of approximately 14% and 19% in rest of world TYSABRI unit sales volume for 2012 and 2011, respectively, over the prior year comparative periods. For 2011 compared to 2010, the increase in rest of world TYSABRI revenues reflects an increase in demand offset by a deferral of a portion of our revenues recognized on sales of TYSABRI in Italy (as described below) and pricing reductions from austerity measures enacted in some countries. The decrease in rest of world TYSABRI revenues for 2012 compared to 2011 also reflects gains recognized in relation to the settlement of certain cash flow hedge instruments under our foreign currency hedging program, which only partially offset negative impacts of foreign currency on sales. The increase in rest of world TYSABRI revenues for 2011 compared to 2010 reflects the favorable impact of foreign currency exchange rates offset by losses recognized in relation to the settlement of certain cash flow hedge instruments under our foreign currency hedging program.

Gains recognized in relation to the settlement of certain cash flow hedge instruments under our foreign currency hedging program totaled $9.7 million in 2012, compared to losses recognized of $6.3 million for 2011 and gains recognized of $10.7 million in 2010.

In the fourth quarter of 2011, Biogen Idec SRL received a notice from the Italian National Medicines Agency (AIFA) stating that sales of TYSABRI for the period from February 2009 through February 2011 exceeded by EUR30.7 million a reimbursement limit established pursuant to a Price Determination Resolution (Price Resolution) granted by AIFA in February 2007. In December 2011, we filed an appeal against AIFA in administrative court seeking a ruling that the reimbursement limit does not apply and that the position of AIFA is unenforceable. As a result of being notified that AIFA believes a reimbursement limit is in effect, we have deferred $62.7 million and $13.8 million of revenue of TYSABRI in Italy for 2012 and 2011, respectively. We expect to continue to defer a portion of our revenues on future sales of TYSABRI in Italy until this matter is resolved. For additional information, please read Note 22, *Litigation* to our consolidated financial statements included within this report.

We expect TYSABRI to continue facing increased competition in the MS marketplace in both the U.S. and rest of world. We and a number of other companies are working to develop or have commercialized additional treatments for MS, including oral and other alternative formulations that may compete with TYSABRI. The commercialization of certain of our own pipeline product candidates, such as TECFIDERA, also may negatively impact future sales of TYSABRI. Increased competition may also lead to reduced unit sales of TYSABRI, as well as increasing price pressure. In addition, safety warnings included in the TYSABRI label, such as the risk of progressive multifocal leukoencephalopathy (PML), and any future safety-related label changes, may limit the growth of TYSABRI unit sales. We continue to research and develop protocols and therapies that may reduce risk and improve outcomes of PML in patients. Our efforts to stratify patients into lower or higher risk for developing PML, including through the JCV antibody assay, and other on-going or future clinical trials involving TYSABRI may have a negative impact on prescribing behavior, which may result in decreased product revenues from sales of TYSABRI.

Other Product Revenues

Other product revenues are summarized as follows:

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
FUMADERM	$ 59.7	$ 54.7	$ 51.2	9.1 %	6.8%
FAMPYRA	57.4	13.6	—	**	**
Other	—	1.7	0.3	(100.0)%	**
Total other product revenues	$ 117.1	$ 70.0	$ 51.5	67.3 %	35.9%

We have a license from Acorda Therapeutics, Inc. (Acorda) to develop and commercialize FAMPYRA in all markets outside the U.S. The European Commission previously granted a conditional marketing authorization for FAMPYRA in the E.U. in July 2011. A conditional marketing authorization is renewable annually and is granted to a medicinal product with a positive benefit-risk assessment that fulfills an unmet medical need when the benefit to public health of immediate availability outweighs the risk inherent in the fact that additional data are still required. To meet the conditions of this marketing authorization, we will provide additional data from on-going clinical studies regarding FAMPYRA's benefits and safety in the long term. This marketing authorization was renewed as of July 2012. FAMPYRA is the first treatment that addresses the unmet medical need of walking improvement in adult patients with MS who have walking disability. FAMPYRA is commercially available throughout the European Union and in Canada, Australia, New Zealand, Israel and South Korea, and we anticipate making FAMPYRA commercially available in additional markets in 2013.

In 2011, the German government implemented new legislation to manage pricing related to new drug products introduced within the German market through a review of each product's comparative efficacy. We launched FAMPYRA in Germany in August 2011. During the second quarter of 2012, the government agency completed its comparative efficacy assessment of FAMPYRA indicating a range of pricing below our initial launch price, which was unregulated for the first 12 months after launch consistent with German law. As of the third quarter of 2012, we have had pricing negotiations with the German authorities which were resolved in 2013. We recognized revenue during the fourth quarter of 2012 based on the lowest point of the initially indicated German pricing authority range. We will recognize revenue at the negotiated fixed price effective upon the signing of the new agreement in 2013.

For information about our relationship with Acorda, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

Unconsolidated Joint Business Revenues

We collaborate with Genentech on the development and commercialization of RITUXAN. For additional information related to this collaboration including information regarding the pre-tax co-promotion profit sharing formula for RITUXAN and its impact on future unconsolidated joint business revenues, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

Revenues from unconsolidated joint business are summarized as follows:

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
Biogen Idec's share of pre-tax co-promotion profits in the U.S.	$ 1,031.7	$ 872.7	$ 848.0	18.2 %	2.9 %
Reimbursement of our selling and development expenses in the U.S.	1.6	6.1	58.3	(73.8)%	(89.5)%
Revenue on sales of RITUXAN in the rest of world	104.6	117.8	170.9	(11.2)%	(31.1)%
Total unconsolidated joint business revenues	$ 1,137.9	$ 996.6	$ 1,077.2	14.2 %	(7.5)%

Biogen Idec's Share of Pre-tax Co-Promotion Profits in the U.S.

The following table provides a summary of amounts comprising our share of pre-tax co-promotion profits in the U.S.:

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
Product revenues, net	$ 3,131.8	$ 2,924.5	$ 2,759.2	7.1 %	6.0%
Cost and expenses	543.7	730.8	626.8	(25.6)%	16.6%
Pre-tax co-promotion profits in the U.S.	$ 2,588.1	$ 2,193.7	$ 2,132.4	18.0 %	2.9%
Biogen Idec's share of pre-tax co-promotion profits in the U.S.	$ 1,031.7	$ 872.7	$ 848.0	18.2 %	2.9%

For 2012 compared to 2011, as well as for 2011 compared to 2010, the increase in U.S. RITUXAN product revenues was primarily due to price increases and an increase in commercial demand. Increased commercial demand was approximately 3% and 4% in U.S. RITUXAN unit sales volume for 2012 and 2011, respectively, over the prior year comparative periods. The increase in demand was driven by numerous factors including a continued uptake in the rheumatoid arthritis and vasculitis indications.

Collaboration costs and expenses for 2012 compared to 2011 decreased primarily due to a decrease in sales and marketing expenses incurred by the collaboration and a decline in expenditures for the development of RITUXAN for use in other indications. For 2012 and 2011, we have increased our share of co-promotion profits in the U.S. by approximately $14.3 million and $12.0 million, respectively, to reflect our interpretation of a proposed rule within the 2010 healthcare reform legislation related to changes in the exclusion of orphan drugs under Section 340B of the Public Health Services Act. The cumulative amount of these adjustments is $26.3 million, which is reflected as an amount due from Genentech in our consolidated balance sheets and may be subject to adjustment when a final rule on the provisions of 340B is issued.

Collaboration cost and expenses for 2011 compared to 2010 were favorably impacted by Genentech assuming responsibility for the U.S. sales and marketing efforts for RITUXAN in the fourth quarter of 2010. The savings realized from the consolidation of the sales force in 2011 were offset by a charge of approximately $125.0 million recorded to the collaboration, representing Genentech's estimate of compensatory damages and interest that might be awarded to Hoechst GmbH (Hoechst), in relation to an intermediate decision by the arbitrator in Genentech's ongoing arbitration with Hoechst. As a result of this charge to the collaboration, our share of RITUXAN revenues from unconsolidated joint business was reduced by approximately $50.0 million in the second quarter of 2011. This $50.0 million amount reflects our share of the estimate of the loss that we may incur in the event of a final arbitration award unfavorable to Genentech. The actual amount of our share of any damages may vary from this estimate depending on the nature or amount of any damages awarded to Hoechst. For additional information related to this matter, please read Note 22, *Litigation* to our consolidated financial statements included within this report.

In addition, total collaboration cost and expenses for 2011 was further negatively impacted by a fee which became payable in 2011 by all branded prescription drug manufacturers and importers. This fee is calculated based upon each organization's percentage share of total branded prescription drug sales to qualifying U.S. government programs (such as Medicare, Medicaid and Veterans Administration (VA) and Public Health Service (PHS) discount programs). We have reduced our share of pre-tax co-promotion profits in the U.S. by approximately $15.0 million in 2012 and 2011 based upon Genentech's estimate of the fee that will be assessed to Genentech on qualifying sales of RITUXAN.

Under our collaboration agreement, our current pre-tax co-promotion profit-sharing formula, which resets annually, provides for a 40% share of pre-tax co-promotion profits if co-promotion operating profits exceed $50.0 million. For 2012, 2011, and 2010, the 40% threshold was met during the first quarter.

Reimbursement of Selling and Development Expense in the U.S.

In the fourth quarter of 2010, we and Genentech made an operational decision under which we eliminated our RITUXAN oncology and rheumatology sales force, with Genentech assuming responsibility for the U.S. sales and marketing efforts related to RITUXAN. As a result of this change, selling and development expense incurred by us in the U.S. and reimbursed by Genentech decreased for 2011 in comparison to 2010. As discussed in Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report, Genentech incurs the majority of continuing development costs for RITUXAN. Expenses incurred by Genentech in the development of RITUXAN are not recorded as research and development expense, but rather reduce our share of pre-tax co-promotion profits recorded as a component of unconsolidated joint business revenues.

For 2012 and 2011, amounts received in reimbursement of selling and development expenses in the U.S. were insignificant.

Revenue on Sales of RITUXAN in the Rest of World

Revenue on sales of RITUXAN in the rest of world consists of our share of pre-tax co-promotion profits in Canada and royalty revenue on sales of RITUXAN outside the U.S. and Canada. For 2012 compared to 2011, revenue on sales of RITUXAN in the rest of world decreased due to the expirations of royalties on a country-by-country basis offset by a portion of the 2011 Hoechst charge, noted above, which was recorded as of June 30, 2011. For 2011 compared to 2010, revenue on sales of RITUXAN in the rest of world decreased due to the expirations of royalties on a country-by-country basis. In addition, revenue on sales of RITUXAN in the rest of world for 2010 were favorably impacted by receipt of $21.3 million representing the cumulative underpayment of past royalties owed to us on sales of RITUXAN in the rest of world.

The royalty period for sales in the rest of world with respect to all products is 11 years from the first commercial sale of such product on a country-by-country basis. The royalty periods for substantially all of the remaining royalty-bearing sales of RITUXAN in the rest of world markets expired during 2012. After 2012, we expect revenue on sales of RITUXAN in the rest of world will primarily be limited to our share of pre-tax co-promotion profits in Canada.

Other Revenues

Other revenues are summarized as follows:

	For the Years Ended December 31,			% Change	
(In millions, except percentages)	**2012**	**2011**	**2010**	**2012 compared to 2011**	**2011 compared to 2010**
Royalty revenues	$ 168.7	$ 158.5	$ 137.4	6.4 %	15.4%
Corporate partner revenues	43.8	57.4	31.7	(23.7)%	81.1%
Total other revenues	$ 212.5	$ 215.9	$ 169.1	(1.6)%	27.7%

Royalty Revenues

We receive royalties from net sales on products related to patents that we licensed. Our most significant source of royalty revenue is derived from net worldwide sales of ANGIOMAX, which is licensed to The Medicines Company (TMC). Royalty revenues from the net worldwide sales of ANGIOMAX are recognized in an amount equal to the level of net sales achieved during a calendar year multiplied by the royalty rate in effect for that tier under our agreement with TMC. The royalty rate increases based upon which tier of total net sales are earned in any calendar year. For 2012 compared to 2011, as well as for 2011 compared to 2010, the increase in royalty revenues reflects an increase in the net worldwide sales of ANGIOMAX. The increase in royalty revenues related to the sale of ANGIOMAX for 2011 compared to 2010 also reflects a $14.7 million adjustment recorded in the fourth quarter of 2011, as net sales levels for 2011 achieved a new royalty tier.

In March 2012, the U.S. Patent and Trademark Office granted the extension of the term of the principal U.S. patent that covers ANGIOMAX to December 15, 2014. Under the terms of our royalty arrangement for ANGIOMAX, TMC is obligated to pay us royalties earned, on a country-by-country basis, until the later of (1) twelve years from the date of the first commercial sale of ANGIOMAX in such country or (2) the date upon which the product is no longer covered by a licensed patent in such country. The annual royalty rate is reduced by a specified percentage in any country where the product is no longer covered by a licensed patent and where sales have been reduced to a certain volume-based market share. TMC began selling ANGIOMAX in the U.S. in January 2001.

Corporate Partner Revenues

Our corporate partner revenues include amounts earned upon delivery of product under contract manufacturing agreements, revenues related to our arrangement with Samsung BioLogics Co. Ltd. (Samsung Biologics) to develop, manufacture and market biosimilar pharmaceuticals and supply agreement revenues covering products previously included within our product line that we have sold or exclusively licensed to third parties.

The decrease in corporate partner revenues for 2012 compared to 2011, as well as the increase for 2011 compared to 2010, is primarily related to a one-time cash payment of approximately $11.0 million received in exchange for entering into an asset transfer agreement in March 2011.

Reserves for Discounts and Allowances

Revenues from product sales are recorded net of applicable allowances for trade term discounts, wholesaler incentives, Medicaid rebates, VA and PHS discounts, managed care rebates, product returns, and other governmental rebates or applicable allowances including those associated with the implementation of pricing actions in certain international markets where we operate.

Reserves established for these discounts and allowances are classified as reductions of accounts receivable (if the amount is payable to our direct customer) or a liability (if the amount is payable to a party other than our customer). These reserves are based on estimates of the amounts earned or to be claimed on the related sales. Our estimates take into consideration our historical experience, current contractual and statutory requirements, specific known market events and trends, and forecasted customer buying and payment patterns. Actual amounts may ultimately differ from our estimates. If actual results vary, we adjust these estimates, which could have an effect on earnings in the period of adjustment. The estimates we make with respect to these allowances represent the most significant judgments with regard to revenue recognition.

Reserves for discounts, contractual adjustments and returns that reduced gross product revenues are summarized as follows:

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Discounts	$ 113.5	$ 96.0	$ 77.9	18.2%	23.2%
Contractual adjustments	512.2	346.4	282.6	47.9%	22.6%
Returns	21.9	14.8	14.3	48.0%	3.5%
Total allowances	$ 647.6	$ 457.2	$ 374.8	41.6%	22.0%
Gross product revenues	$ 4,813.7	$ 4,293.3	$ 3,844.9	12.1%	11.7%
Percent of gross product revenues	13.5%	10.6%	9.7%		

Discount reserves include trade term discounts and wholesaler incentives. For 2012 compared to 2011, the increase in discounts was primarily driven by wholesaler incentives as a result of price increases. For 2011 compared to 2010, the increase in discounts was primarily driven by increases in trade term and volume discounts and wholesaler incentives as a result of price increases.

Contractual adjustment reserves relate to Medicaid and managed care rebates, VA, PHS discounts and other government rebates or applicable allowances. For 2012 compared to 2011, as well as for 2011 compared to 2010, the increase in contractual adjustments was due to higher reserves for managed care and Medicaid and VA programs principally associated with higher rebates resulting from price increases as well as an increase in governmental rebates and allowances in certain of the international markets in which we operate. The amount of contractual adjustments as of December 31, 2012 includes our price adjustments related to sales of FAMPYRA described above under the heading *"Other Product Revenues"*.

Product return reserves are established for returns made by wholesalers. In accordance with contractual terms, wholesalers are permitted to return product for reasons such as damaged or expired product. The majority of wholesaler returns are due to product expiration. Reserves for product returns are recorded in the period the related revenue is recognized, resulting in a reduction to product sales. For 2012 compared to 2011, return reserves increased primarily due to returns associated with a voluntary withdrawal of a limited amount of AVONEX product in the first quarter of 2012 that demonstrated a trend in oxidation that may have led to expiry earlier than stated on its label as well as price increases. For 2011 compared to 2010, return reserves remained relatively unchanged.

Cost and Expenses

A summary of total cost and expenses is as follows:

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
Cost of sales, excluding amortization of acquired intangible assets	$ 545.5	$ 466.8	$ 400.3	16.9 %	16.6 %
Research and development	1,334.9	1,219.6	1,248.6	9.5 %	(2.3)%
Selling, general and administrative	1,277.5	1,056.1	1,031.5	21.0 %	2.4 %
Collaboration profit sharing	317.9	317.8	258.1	— %	23.1 %
Amortization of acquired intangible assets	202.2	208.6	208.9	(3.1)%	(0.2)%
Fair value adjustment of contingent consideration	27.2	36.1	—	(24.7)%	**
Restructuring charge	2.2	19.0	75.2	(88.4)%	(74.7)%
Acquired in-process research and development	—	—	245.0	— %	(100.0)%
Total cost and expenses	$ 3,707.4	$ 3,323.9	$ 3,467.5	11.5 %	(4.1)%

Cost of Sales, Excluding Amortization of Acquired Intangible Assets (Cost of Sales)

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
Cost of sales, excluding amortization of acquired intangible assets	$ 545.5	$ 466.8	$ 400.3	16.9%	16.6%

For 2012 compared to 2011, the increase in cost of sales was primarily driven by higher revenue from our core products, higher costs of the AVONEX PEN and increased funding related to the JCV antibody assay, nurse training fees, and our arrangement with Samsung Biologics.

For 2011 compared to 2010, the increase in cost of sales was driven by higher unit sales volumes, increased contract manufacturing and production costs, and an increase in amounts written down related to excess, obsolete, unmarketable, or other inventory. These increases were partially offset by the sale of inventory produced under our high-titer production process. Cost of sales for 2011 also includes increased costs associated with AVONEX PEN, the JCV antibody assay, and sales of FAMPYRA, while cost of sales for 2010 included $6.7 million of period expense related to the shutdown for capital upgrades of our manufacturing facility in Research Triangle Park, North Carolina (RTP).

Our products are subject to strict quality control and monitoring which we perform throughout the manufacturing process. Periodically, certain batches or units of product may no longer meet quality specifications or may expire. The expiry associated with our inventory is generally between 6 months and 5 years, depending on the product. Obsolescence due to expiration has historically been insignificant.

Inventory amounts written down related to excess, obsolete, unmarketable, or other are charged to cost of sales, and totaled $24.8 million, $25.4 million, and $11.8 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Research and Development

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Marketed products	$ 128.2	$ 111.0	$ 109.0	15.5 %	1.8 %
Late stage programs	467.0	428.1	379.8	9.1 %	12.7 %
Early stage programs	90.7	72.5	98.5	25.1 %	(26.4)%
Research and discovery	94.6	97.3	134.0	(2.8)%	(27.4)%
Other research and development costs	479.0	465.6	458.4	2.9 %	1.6 %
Milestone and upfront payments	75.4	45.1	68.9	67.2 %	(34.5)%
Total research and development	$ 1,334.9	$ 1,219.6	$ 1,248.6	9.5 %	(2.3)%

Research and development expense incurred in support of our marketed products includes costs associated with product lifecycle management activities and, if applicable, costs associated with the development of new indications for existing products. Late stage programs are programs in Phase 3 development or in registration stage. Early stage programs are programs in Phase 1 or Phase 2 development. Research and discovery represents costs incurred to support our discovery research and translational science efforts. Other research and development costs consist of indirect costs incurred in support of overall research and development activities and non-specific programs, including activities that benefit multiple programs, such as management costs as well as depreciation and other facility-based expenses.

For 2012 compared to 2011, the increase in research and development expense includes costs incurred in connection with our late and early stage programs, additional investments in our marketed products, an increase in upfront and milestone payments, and costs related to reorganizing a group in our research and development function. The increase in spending associated with our late stage product candidates was driven by increased clinical trial activity associated with our Factor VIII, dexpramipexole, and daclizumab product candidates as well as costs incurred in support of commercial preparatory capabilities related to Factor VIII.

At the end of December 2012, we learned that a Phase 3 trial investigating dexpramipexole in people with amyotrophic lateral sclerosis (ALS) did not meet its primary endpoint and failed to show efficacy in its key secondary endpoints. Based on these results, we have discontinued development of dexpramipexole in ALS. Prior to our decision to discontinue dexpramipexole, we had started the R&D extension program, ENVISION, and had entered into arrangements with certain suppliers for the purchase of raw materials and the supply of drug product. These arrangements have been canceled. We have accrued approximately $12.3 million of research and development expense, as of December 31, 2012, related to those firm commitments to purchase R&D services and inventory or to pay cancellation charges.

Research and development expense related to our early stage programs increased over the prior year comparative period primarily due to costs incurred in the advancement of our Anti-TWEAK program in lupus nephritis, our BIIB037 program for Alzheimer's disease, our Neublastin program for neuropathic pain, an increase in spending incurred in connection with our collaboration and license agreement with Portola Pharmaceuticals, Inc. for the development of the Syk inhibitor molecule and development of STX-100 for the treatment of idiopathic pulmonary fibrosis following our recent acquisition of Stromedix, Inc.

Research and development expense for 2011 compared to 2010, reflects our efforts to allocate resources within our research and development organization consistent with our restructuring initiative, which is described under the heading *Restructuring Charge,* and resulted in a reduction in spending related to certain programs which were terminated or are in the process of being discontinued. These decreases were offset by research and development costs associated with initiatives to grow our business, which included increased clinical trial activity for certain of our late stage product candidates, such as dexpramipexole, Factor VIII, Factor IX, and Peginterferon. Research and development expense for 2011 compared to 2010, also reflects a reduction in milestone and upfront payments recognized within research and development expense.

We intend to continue committing significant resources to targeted research and development opportunities where there is a significant unmet need and where the drug candidate has the potential to be highly differentiated. Specifically, we intend to continue to invest in bringing forward our MS pipeline and in pursuing additional therapies for autoimmune disorders, neurodegenerative diseases and hemophilia as well as make investments to enhance our early-stage pipeline.

Milestone and Upfront Payments included in Research and Development Expense

Included in total research and development expense in 2012 are charges totaling $71.0 million related to upfront payments made to Isis Pharmaceuticals, Inc. (Isis) in January, June and December 2012 upon entering into three separate agreements for the development of Isis' antisense investigational drug ISIS-SMNRx for the treatment of spinal muscular atrophy (SMA), product candidates related to the treatment of mytonic dystrophy (DM1), and antisense therapeutics for up to three gene targets, respectively. Research and development expense in 2011 included a charge of $36.8 million related to an upfront payment made in connection with our collaboration and license agreement entered into with Portola Pharmaceuticals, Inc. Research and development expense for 2010 included the $26.4 million upfront payment made to Knopp Neurosciences, Inc. (Knopp), which became payable to Knopp upon our entering a license agreement for dexpramipexole as well as a $30.0 million milestone paid to AbbVie Biotherapeutics, Inc. upon initiation of patient enrollment in a Phase 3 trial of daclizumab in relapsing MS.

Selling, General and Administrative

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
Selling, general and administrative	$ 1,277.5	$ 1,056.1	$ 1,031.5	21.0%	2.4%

For 2012 compared to 2011, the increase in selling, general and administrative expense was primarily driven by costs associated with developing commercial capabilities in preparation for the potential product launches of TECFIDERA, Factor VIII and Factor IX, an increase in costs associated with the development of our sales force and promotional spending in support of FAMPYRA, an increase in sales and marketing activities in support of AVONEX and TYSABRI, and an increase in grant and sponsorship activity. The successful commercialization of FAMPYRA and potential new products require significant investments. The increase in selling, general and administrative expense was offset by the positive impact of foreign currency exchange rates.

For 2011 compared to 2010, the increase in selling, general and administrative expenses was primarily due to initiatives to grow our business, the negative impact of foreign currency exchange rates and increased sales and marketing activities in support of AVONEX and TYSABRI, as well as costs incurred in support of the potential launch of TECFIDERA, offset by a decrease in grant and sponsorship activity and savings realized through our restructuring initiatives, which are described under the heading *Restructuring Charge*. Selling, general and administrative expenses for 2010 also included incremental charges totaling $18.6 million, which were recognized in relation to the modification of the equity based compensation of our former Chief Executive Officer.

We remain focused on preparing for multiple potential product launches in the coming years. As discussed above, we continue to invest in the development of commercial capabilities in support of our TECFIDERA program with the expectation of a U.S. launch in the second quarter of 2013. We also have begun to make investments in the development of commercial capabilities for our hemophilia franchise.

Collaboration Profit Sharing

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	% Change 2011 compared to 2010
Collaboration profit sharing	$ 317.9	$ 317.8	$ 258.1	—%	23.1%

Collaboration profit sharing includes the portion of rest of world net operating profits to be shared with Elan under the terms of our collaboration agreement for the development, manufacture and commercialization of TYSABRI. The amount also includes the reimbursement for our portion of third-party royalties paid by Elan on behalf of the collaboration relating to rest of world sales. For 2012 compared to 2011, collaboration profit sharing expense was consistent as a portion of our revenues recognized on sales of TYSABRI in Italy were deferred, as discussed under the heading *Product Revenues - TYSABRI*, resulting in rest of world net operating profits being lower, offset by unit volume revenue growth. For 2011 compared to 2010, the increase in collaboration profit sharing expense was due to an increase in TYSABRI rest of world sales resulting in higher rest of world net operating profits to be shared with Elan and resulting in growth in the third-party royalties Elan paid on behalf of the collaboration. For 2012, 2011, and 2010, our collaboration profit sharing expense included $53.2 million, $55.5 million and $45.5 million related to the reimbursement of third-party royalty payments made by Elan, which start to expire in 2013. For additional information about this collaboration, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

Amortization of Acquired Intangible Assets

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Amortization of acquired intangible assets	$ 202.2	$ 208.6	$ 208.9	(3.1)%	(0.2)%

For 2012 compared to 2011, as well as for 2011 compared to 2010, the change in amortization of acquired intangible assets is primarily driven by the amount of amortization recorded in relation to our AVONEX core technology asset.

AVONEX Core Technology Asset

Our most significant intangible asset is the core technology related to our AVONEX product. Our amortization policy reflects our belief that the economic benefit of our core technology is consumed as revenue is generated from our AVONEX product. We refer to this amortization methodology as the economic consumption model. An analysis of the anticipated lifetime revenues of AVONEX is performed annually during our long range planning cycle which is completed in the third quarter of each year, and this analysis serves as the basis for the calculation of our economic consumption model.

Amortization recorded for the first and second quarters of 2010 was recorded based upon the results of the 2009 analysis. Amortization recorded in the third and fourth quarters of 2010 and the first two quarters of 2011 was recorded based upon the results of our 2010 analysis, which did not result in a significant change in the expected lifetime revenues of AVONEX from the 2009 analysis.

The results of our 2011 analysis reflected an increase in the expected lifetime revenue of AVONEX. This increase in the expected lifetime revenues of AVONEX was primarily attributable to changes in expected impact of competitor products. As a result, amortization recorded for the third and fourth quarters of 2011 and the first two quarters of 2012 decreased from those amounts recorded in the previous four quarters.

Our most recent long range planning cycle was completed in the third quarter of 2012, which reflected a small decrease in the expected lifetime revenue of AVONEX. Based upon this analysis, amortization recorded in relation to our core intangible asset for the third and fourth quarters of 2012 increased in comparison to amounts recorded in the first half of 2012.

The estimated future amortization of our core intangible asset related to AVONEX is expected to be as follows:

(In millions)	As of December 31, 2012
2013	$ 162.7
2014	141.4
2015	123.7
2016	103.8
2017	87.2
Total	$ 618.8

We monitor events and expectations regarding product performance. If there are any indications that the assumptions underlying our most recent analysis would be different than those utilized within our current estimates, our analysis would be updated and may result in a significant change in the anticipated lifetime revenue of AVONEX determined during our most recent annual review.

Fair Value Adjustment of Contingent Consideration

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Fair value adjustment of contingent consideration	$ 27.2	$ 36.1	$ —	(24.7)%	**

The consideration for certain of our acquisitions includes future payments that are contingent upon the occurrence of a particular factor or factors. For acquisitions completed after January 1, 2009, we record a contingent consideration obligation for such contingent consideration payments at its fair value on the acquisition date. We revalue our acquisition-related contingent consideration obligations each reporting period. Changes in the fair value of our contingent consideration obligations, other than changes due to payments, are recognized as a fair value adjustment of contingent consideration within our consolidated statements of income.

In connection with our acquisition of Stromedix, Inc. in March 2012, we recorded a contingent consideration obligation of $122.2 million. The fair value of this contingent consideration obligation as of December 31, 2012 was $135.3 million. The increase in the fair value of this obligation of $13.1 million since the acquisition date was primarily due to changes in the discount rate and in the probability and expected timing related to the achievement of certain developmental milestones.

Upon completion of our purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH in September 2011, we recorded a contingent consideration obligation of $38.8 million. The fair value of this contingent consideration obligation as of December 31, 2012 and 2011 was $29.8 million and $31.9 million, respectively. The decrease in the fair value of this obligation of $9.0 million since the acquisition date was primarily due to changes in the probability and expected timing related to the achievement of certain cumulative sales-based and developmental milestones and in the discount rate as well as the payment of a $4.0 million developmental milestone.

In connection with our acquisition of Biogen Idec International Neuroscience GmbH (BIN), formerly Panima Pharmaceuticals AG (Panima), in December 2010, we recorded a contingent consideration obligation of $81.2 million. The fair value of this contingent consideration obligation as of December 31, 2012 and 2011 was $128.8 million and $119.1 million, respectively. The increase in the fair value of this obligation of $47.6 million since the acquisition date was primarily due to changes in the discount rate and in the probability and expected timing related to the achievement of certain remaining developmental milestones, offset by payments of $7.5 million in developmental milestones.

Restructuring Charge

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Restructuring charge	$ 2.2	$ 19.0	$ 75.2	(88.4)%	(74.7)%

In November 2010, we announced a number of strategic, operational, and organizational initiatives designed to provide a framework for the future growth of our business and realign our overall structure to become a more efficient and cost effective organization. As part of this initiative:

- We out-licensed or terminated certain research and development programs, including those in oncology and cardiovascular medicine, that are no longer a strategic fit for us.
- We completed a 13% reduction in workforce spanning our sales, research and development, and administrative functions.
- We vacated and recognized the sale of the San Diego, California facility as well as consolidated certain of our Massachusetts facilities.

As a result of these initiatives, we realized annual operating expense savings of which the substantial majority have been realized within research and development and selling, general and administrative expense. These savings were offset by costs associated with initiatives to grow our business. We have also increased our workforce to support our growth initiatives, including efforts to bring forward our late stage pipeline.

Costs associated with our workforce reduction primarily related to employee severance and benefits. Facility consolidation costs are primarily comprised of charges associated with closing these facilities, related lease obligations and additional depreciation recognized when the expected useful lives of certain assets have been shortened due to the consolidation and closing of related facilities and the discontinuation of certain research and development programs. As of December 31, 2012, substantially all restructuring charges have been incurred and paid.

The following table summarizes the activity of our restructuring liability:

(In millions)	Workforce Reduction	Facility Consolidation	Total
Restructuring reserve as of December 31, 2010	$ 60.6	$ 5.8	$ 66.4
Expense	15.8	2.4	18.2
Payments	(81.8)	(3.9)	(85.7)
Adjustments to previous estimates, net	(2.9)	—	(2.9)
Other adjustments	8.6	(3.2)	5.4
Restructuring reserve as of December 31, 2011	$ 0.3	$ 1.1	$ 1.4
Payments	(0.3)	(1.1)	(1.4)
Restructuring reserve as of December 31, 2012	$ —	$ —	$ —

Acquired In-process Research and Development (IPR&D)

	For the Years Ended December 31,			% Change	
(In millions, except percentages)	2012	2011	2010	2012 compared to 2011	2011 compared to 2010
Acquired in-process research and development	$ —	$ —	$ 245.0	—%	(100.0)%

In August 2010, we entered into a license agreement with Knopp for the development, manufacture and commercialization of dexpramipexole. We have since discontinued development of dexpramipexole. As we determined that we were the primary beneficiary of this relationship, we consolidated the results of Knopp and recorded an IPR&D charge of approximately $205.0 million upon initial consolidation within our consolidated statements of income for 2010. We attributed approximately $145.0 million of the total IPR&D charge to the noncontrolling interest, representing the noncontrolling interest's ownership interest in the equity of Knopp. For additional information related to this transaction, please read Note 20, *Investments in Variable Interest Entities* to our consolidated financial statements included in this report.

In connection with our acquisition of Biogen Idec Hemophilia Inc., formerly Syntonix Pharmaceuticals, Inc. (Syntonix), in January 2007, we agreed to make additional payments based upon the achievement of certain milestone events. One of these milestones was achieved when, in January 2010, we initiated patient enrollment in a registrational trial of Factor IX in hemophilia B. As a result of the achievement of this milestone we paid approximately $40.0 million to the former shareholders of Syntonix, which was reflected as a charge to acquired IPR&D within our consolidated statement of income for 2010.

Gain on Sale of Rights

	For the Years Ended December 31,			% Change	
(In millions, except percentages)	2012	2011	2010	2012 compared to 2011	2011 compared to 2010
Gain on sale of rights	$ 46.8	$ —	$ —	**	—%

During the third quarter of 2012, we sold all of our rights, including rights to royalties, related to BENLYSTA (belimumab) to a DRI Capital managed fund (DRI). We were entitled to these rights pursuant to a license agreement with Human Genome Sciences, Inc. and GlaxoSmithKline plc. For additional information related to this transaction, please read Note 4, *Gain on Sale of Rights* to our consolidated financial statements included in this report.

Other Income (Expense), Net

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Other income (expense), net	$ (0.7)	$ (13.5)	$ (19.0)	(94.8)%	(28.9)%

For 2012 compared to 2011, the change in other income (expense), net was primarily due to an increase in interest income due to acceleration of interest imputed on originally discounted accounts receivables during the second quarter of 2012, which were collected in Spain in advance of original estimates, offset by an increase in interest expense due to a decrease in the amount of capitalized interest. Other income (expense), net in 2012 includes a gain of $9.0 million recognized upon our acquisition of Stromedix in March 2012, which was based on the value derived from the purchase price of our equity interest held in Stromedix prior to the acquisition. The amount in 2011 includes a gain of $13.8 million on the sale of stock from our strategic investments portfolio that was deemed no longer strategic.

For 2011 compared to 2010, the change in other income (expense), net was primarily due to a decrease in interest expense driven by an increase in the amount of capitalized interest and a decrease in losses recognized in our strategic investment portfolio offset by a decrease in interest income due to lower interest yields on cash, cash equivalents, and marketable securities offset by an increase in average cash balances.

For additional information related to our strategic investments, please read Note 10, *Financial Instruments* to our consolidated financial statements included in this report.

Income Tax Provision

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Effective tax rate on pre-tax income	25.4%	26.0%	26.9%	(2.3)%	(3.3)%
Income tax expense	$ 470.6	$ 444.5	$ 331.3	5.9 %	34.2 %

Our effective tax rate fluctuates from year to year due to the global nature of our operations. The factors that most significantly impact our effective tax rate include variability in the allocation of our taxable earnings among multiple jurisdictions, changes in tax laws, the amount and characterization of our research and development expenses, acquisitions, and licensing transactions.

Our effective tax rate for 2012 compared to 2011 decreased primarily as a result of higher orphan drug credits for our Factor VIII, STX-100, dexpramipexole and other orphan credit eligible clinical trials, the cessation of certain intercompany royalties owed by a foreign wholly owned subsidiary to a U.S. wholly owned subsidiary on the international sales of one of our products and higher deductions related to our manufacturing activities. These decreases were partially offset by the correction of an error which had accumulated over several years in our deferred tax accounting for capitalized interest which resulted in an expense of $29.0 million.

Our effective tax rate for 2011 compared to 2010 decreased primarily due to our 2010 license and collaboration agreement with Knopp, which negatively impacted our 2010 effective tax rate due to the attribution to noncontrolling interest of $145.0 million of the associated IPR&D charge. Because the attributed amount was not an expense for tax purposes, our tax rate was unfavorably impacted by 2.8 percentage points. In addition, during 2011, we experienced an increase in research and development expenditures eligible for the orphan drug credit, a lower effective state tax rate resulting from a change in state law and the settlement of outstanding matters related to state and federal audits. These favorable items were offset by a higher percentage of our 2011 profits being earned in higher tax rate jurisdictions, principally the U.S., and a non-deductible charge for contingent consideration associated with the acquisition of Panima.

For additional information related to income taxes for 2012, 2011 and 2010, please read Note 18, *Income Taxes* to our consolidated financial statements included in this report.

Equity in Loss of Investee, Net of Tax

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Equity in loss of investee, net of tax	$ 4.5	$ —	$ —	**	—%

In February 2012, we finalized an agreement with Samsung BioLogics that established an entity, Samsung Bioepis, to develop, manufacture and market biosimilar pharmaceuticals. We account for this investment under the equity method of accounting. We recognize our share of the results of operations related to our investment in Samsung Bioepis one quarter in arrears. For additional information related to this transaction, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

Noncontrolling Interest

(In millions, except percentages)	For the Years Ended December 31, 2012	2011	2010	% Change 2012 compared to 2011	2011 compared to 2010
Net income (loss) attributable to noncontrolling interests, net of tax	$ —	$ 32.3	$ (106.7)	(100.0)%	(130.3)%

For 2012 compared to 2011, the change in net income attributable to noncontrolling interests, net of tax, reflects a reduction in earnings from our foreign joint ventures due to our purchase of the noncontrolling interest in our joint venture investments described below. Amounts recognized during 2011 also reflect the attribution of a $10.0 million milestone payment to Knopp upon dosing the first patient in a registrational study for dexpramipexole as well as the attribution of a $15.0 million milestone payment to Neurimmune upon our submission of an IND application for BIIB037. For 2011 compared to 2010, the change in net income attributable to noncontrolling interests, net of tax, primarily resulted from the impact of our Knopp transaction recorded in 2010, offset by a $25.0 million payment made to Cardiokine for termination of our lixivaptan collaboration agreement.

On September 6, 2011, we completed the purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH, our respective sales affiliates in Italy and Switzerland. Prior to this transaction, our consolidated financial statements reflected 100% of the operations of these joint venture investments and we recorded net income (loss) attributable to noncontrolling interests in our consolidated statements of income based on the percentage of ownership interest retained by our joint venture partners. We have continued to consolidate the operations of these entities following our purchase of the noncontrolling interest; however, as of September 6, 2011, we no longer allocate 50% of the earnings of these ventures to net income (loss) attributable to noncontrolling interests as Biogen Dompé SRL and Biogen Dompé Switzerland GmbH became wholly-owned subsidiaries of ours.

Cambridge Leases

In July 2011, we executed leases for two office buildings currently under construction in Cambridge, Massachusetts with a planned occupancy during the second half of 2013. Construction of these facilities began in late 2011. These buildings will serve as the future location of our corporate headquarters and will provide additional general and administrative and research and development office space.

As a result of our decision to relocate our corporate headquarters to Cambridge, Massachusetts, we expect to vacate part of our Weston, Massachusetts facility in the second half of 2013 upon completion of the new buildings and incur a charge between $15.0 million to $30.0 million. This estimate represents our remaining lease obligation for the vacated portion of our Weston facility, net of sublease income expected to be received. In addition, this decision has shortened the expected useful lives of certain leasehold improvements and other assets at our Weston facility and will result in approximately $15.0 million to $20.0 million of additional depreciation. As of December 31, 2012 and 2011, approximately $11.4 million and $4.7 million of this additional depreciation has been recognized.

Research Triangle Park Lease

In December 2012, we entered into an arrangement with Eisai, Inc. to lease a portion of their facility in RTP to manufacture our and Eisai's oral solid dose products and for Eisai to provide us with vial-filling services for biologic therapies and packaging services for oral solid dose products. The 10 year lease agreement, which is cancellable after 5 years and will become effective in February 2013, gives us the option to purchase the facility.

Market Risk

We conduct business globally. As a result, our international operations are subject to certain opportunities and risks which may affect our results of operations, including volatility in foreign currency exchange rates or weak economic conditions in the foreign markets in which we operate.

Foreign Currency Exchange Risk

Our results of operations are subject to foreign currency exchange rate fluctuations due to the global nature of our operations. While the financial results of our global activities are reported in U.S. dollars, the functional currency for most of our foreign subsidiaries is their respective local currency. Fluctuations in the foreign currency exchange rates of the countries in which we do business will affect our operating results, often in ways that are difficult to predict.

Our net income may also fluctuate due to the impact of our foreign currency hedging program, which is designed to mitigate, over time, a portion of the impact resulting from volatility in exchange rate changes on revenues. We use foreign currency forward contracts to manage foreign currency risk with the majority of our forward contracts used to hedge certain forecasted revenue transactions denominated in foreign currencies in the next 12 months. For a more detailed disclosure of our hedges outstanding, please read Note 11, *Derivative Instruments* to our consolidated financial statements included in this report. Our ability to mitigate the impact of exchange rate changes on revenues and net income diminishes as significant exchange rate fluctuations are sustained over extended periods of time. Other foreign currency gains or losses arising from our operations are recognized in the period in which we incur those gains or losses.

Pricing Pressure

Global economic conditions continue to present challenges for our industry. The global economic downturn and the deterioration of credit and economic conditions continue to impact our results of operations, particularly in countries where government-sponsored healthcare systems are the primary payers for healthcare. Global economic conditions may be further impacted by additional negative economic developments in countries such as Italy, Portugal and Spain, whose sovereign debt credit ratings have been downgraded. As a result, many countries worldwide, particularly those within the European Union, are reducing their public expenditures in an effort to achieve cost savings.

Governments in a number of international markets in which we operate, including Germany, France, Italy, the United Kingdom, Portugal and Spain have announced or implemented measures aimed at reducing healthcare costs to constrain the overall level of government expenditures. The implementation of measures varies by country and include, among other things, mandatory rebates and discounts, price reductions and suspensions on pricing increases on pharmaceuticals. Certain implemented measures negatively impacted our revenues in 2011 and 2012. We expect to see continued efforts to achieve additional reductions in public expenditures and consequently expect that our revenues and results of operations will be further negatively impacted if these, similar or more extensive measures are, or continue to be, implemented in these and other countries in which we operate. Based upon our most recent estimates, we expect that such measures will reduce our revenues in 2013 by approximately $45.0 to $60.0 million.

In addition, certain countries set prices by reference to the prices in other countries where our products are marketed. Thus, our inability to secure adequate prices in a particular country may impair our ability to obtain acceptable prices in existing and potential new markets and limit market growth. The continued implementation of pricing actions throughout Europe may also lead to higher levels of parallel trade.

Generally, in the United States there are fewer government-imposed constraints on the pricing of pharmaceuticals. However, given current trends in health care costs, we expect increased focus on overall health care expenditures in 2013 and beyond that may result in, among other things, constraints on pharmaceutical pricing, changes in level of rebates and other reimbursement mechanisms, the permissibility of cross-border trade, and the use of comparative effectiveness research.

Credit Risk

We are subject to credit risk from our accounts receivable related to our product sales. The majority of our accounts receivable arise from product sales in the U.S. and Europe with concentrations of credit risk limited due to the wide variety of customers and markets using our products, as well as their dispersion across many different geographic areas. Our accounts receivable are primarily due from wholesale distributors, public hospitals and other government entities. We monitor the financial performance and credit worthiness of our large customers so that we can properly assess and respond to changes in their credit profile. We operate in certain countries where weakness in economic conditions has resulted in extended collection periods. We continue to monitor these conditions, including the volatility associated with international economies and the relevant financial markets, and assess their possible impact on our business. Our historical write-offs of accounts receivable have not been significant.

Although our contractual payment terms have not changed, over the past year we noted greater volatility in the amount and timing of collections of accounts receivable balances in certain countries. In countries where we have experienced a pattern of extended payments and we expect to collect receivables greater than one year from the time of sale, we have discounted our receivables and reduced related revenues over the period of time that we estimate those amounts will be paid using the country's market-based borrowing rate for such period. The related receivables are classified at the time of sale as long-term assets.

Within the European Union, our accounts receivable in Spain, Italy and Portugal continue to be subject to significant payment delays due to government funding and reimbursement practices. Deteriorating credit and economic conditions have generally led to an increase in the average length of time that it takes to collect our accounts receivable in these countries, although these countries have introduced programs to pay down significantly overdue payables. Specifically during the third quarter of 2012, as part of a new program to resolve outstanding amounts long overdue, the Portuguese government paid us approximately $21.2 million, contributing to a decrease in our accounts receivable in Portugal. Also during this period, Portugal enacted legislation to limit their total expenditure on total pharmaceutical products. In recognizing revenue in Portugal, we have estimated the effect of these caps in determining our price. Similarly, in June 2012, the Spanish government paid us approximately $112.0 million, contributing to a significant decrease in our accounts receivables in Spain. Our net accounts receivable balances from product sales in Italy, Portugal and Spain totaled $207.5 million and $235.0 million as of December 31, 2012 and 2011, respectively, of which $17.6 million and $126.5 million were classified as non-current and included within investments and other assets within our consolidated balance sheets as of those dates. Approximately $11.8 million and $56.0 million of the aggregated balances for these four countries were overdue more than one year as of December 31, 2012 and 2011, respectively.

Our balance sheet exposure to Greece has been limited as we maintain no investment holdings backed by the Greek government and our only receivables in this market are due from our distributor, which totaled approximately $0.6 million and $4.0 million as of December 31, 2012 and 2011, respectively. These receivables remain current and in compliance with their contractual due dates. However, due to the current uncertainty, we recognize sales in Greece on a cash collection basis.

We believe that our allowance for doubtful accounts was adequate as of December 31, 2012 and 2011, respectively. However, if significant changes occur in the availability of government funding or the reimbursement practices of these or other governments, we may not be able to collect on amounts due to us from customers in such countries and our results of operations could be adversely affected.

Financial Condition and Liquidity

Our financial condition is summarized as follows:

(In millions, except percentages)	As of December 31, 2012	As of December 31, 2011	% Change 2012 compared to 2011
Financial assets:			
Cash and cash equivalents	$ 570.7	$ 514.5	10.9 %
Marketable securities — current	1,135.0	1,176.1	(3.5)%
Marketable securities — non-current	2,036.7	1,416.7	43.8 %
Total cash, cash equivalents and marketable securities	$ 3,742.4	$ 3,107.3	20.4 %
Borrowings:			
Current portion of notes payable and line of credit	$ 453.4	$ 3.3	**
Notes payable, line of credit, and other financing arrangements	687.4	1,060.8	(35.2)%
Total borrowings	$ 1,140.8	$ 1,064.1	7.2 %
Working Capital:			
Current assets	$ 3,244.3	$ 2,975.4	9.0 %
Current liabilities	(1,657.4)	(912.9)	81.6 %
Total working capital	$ 1,586.9	$ 2,062.5	(23.1)%

For the year ended December 31, 2012, certain significant cash flows were as follows:

- $133.2 million in cash collections on accounts receivable balances in Spain and Portugal as part of new programs to resolve outstanding amounts long overdue;
- $67.5 million in proceeds from the issuance of stock for share-based compensation arrangements;
- $46.8 million in proceeds from the sale of our royalty and other rights to BENLYSTA;
- $984.7 million used for share repurchases;
- $526.6 million in total payments for income taxes;
- $254.5 million used for purchases of property, plant and equipment;
- $72.4 million of net cash paid for the acquisition of Stromedix, Inc.;
- $71.0 million in upfront payments made to Isis, recognized as research and development expense, pursuant to our collaboration agreements dated January, June, and December 2012; and
- $32.1 million in contributions made to Samsung Bioepis.

For the year ended December 31, 2011, certain significant cash flows were as follows:

- $314.7 million in proceeds from the issuance of stock for share-based compensation arrangements;
- $104.6 million in proceeds received from Dompé Farmaceutici SpA for the purchase of Biogen Dompé SRL's outstanding receivables;
- $43.5 million in proceeds received from the sale of strategic investments and long-lived assets;
- $498.0 million used for share repurchases;
- $332.7 million in total payments for income taxes;
- $208.0 million used for purchases of property, plant and equipment;

- $148.3 million of payments made for the purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH;
- $36.8 million in upfront payment to Portola under our October 2011 license agreement and a $8.2 million investment in the equity of Portola;
- $25.0 million milestone payment made to Acorda capitalized as an intangible asset.

We have historically financed our operating and capital expenditures primarily through cash flows earned through our operations. We expect to continue funding our current and planned operating requirements principally through our cash flows from operations, as well as our existing cash resources. We believe that existing funds, when combined with cash generated from operations and our access to additional financing resources, if needed, are sufficient to satisfy our operating, working capital, strategic alliance, milestone payment, capital expenditure and debt service requirements for the foreseeable future. In addition, we may choose to opportunistically return cash to shareholders and pursue other business initiatives, including acquisition and licensing activities. We may, from time to time, also seek additional funding through a combination of new collaborative agreements, strategic alliances and additional equity and debt financings or from other sources should we identify a significant new opportunity.

We consider the unrepatriated cumulative earnings of certain of our foreign subsidiaries to be invested indefinitely outside the U.S. Of the total cash, cash equivalents and marketable securities at December 31, 2012, approximately $1.4 billion was generated from operations in foreign jurisdictions and is intended for use in our foreign operations or in connection with business development transactions outside of the U.S. In managing our day-to-day liquidity in the U.S., we do not rely on the unrepatriated earnings as a source of funds and we have not provided for U.S. federal or state income taxes on these undistributed foreign earnings.

For additional information related to certain risks that could negatively impact our financial position or future results of operations, please read the "*Risk Factors*" and "*Quantitative and Qualitative Disclosures About Market Risk*" sections of this report.

Share Repurchase Programs

In February 2011, our Board of Directors authorized the repurchase of up to 20.0 million shares of common stock. This authorization does not have an expiration date. In 2012, approximately 7.8 million shares were repurchased at a cost of $984.7 million.

We repurchased approximately 6.0 million shares at a cost of approximately $498.0 million under the 2011 authorization in 2011.

Approximately 6.2 million shares of our common stock remain available for repurchase under the 2011 authorization.

Cash, Cash Equivalents and Marketable Securities

Until required for another use in our business, we invest our cash reserves in bank deposits, certificates of deposit, commercial paper, corporate notes, U.S. and foreign government instruments and other interest bearing marketable debt instruments in accordance with our investment policy. We mitigate credit risk in our cash reserves and marketable securities by maintaining a well-diversified portfolio that limits the amount of exposure as to institution, maturity, and investment type. We also limit our exposure to European sovereign debt securities and maintain no holdings with respect to certain euro-zone states, such as Portugal, Italy, Greece, and Spain. The value of our investments, however, may be adversely affected by increases in interest rates, downgrades in the credit rating of the corporate bonds included in our portfolio, instability in the global financial markets that reduces the liquidity of securities included in our portfolio, and by other factors which may result in declines in the value of the investments. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio if the declines are other-than-temporary or sell investments for less than our acquisition cost which could adversely impact our financial position and our overall liquidity. For a summary of the fair value and valuation methods of our marketable securities please read Note 9, *Fair Value Measurements* to our consolidated financial statements included in this report.

The increase in cash, cash equivalents and marketable securities from December 31, 2011 is primarily due to net cash flows provided by operating activities and proceeds from the issuance of stock for share-based compensation arrangements offset by share repurchases, costs associated with a business acquisition and new license agreements and purchases of property, plant and equipment.

Borrowings

In June 2012 our $360.0 million senior unsecured revolving credit facility expired and was not renewed.

We have $450.0 million aggregate principal amount of 6.0% Senior Notes due March 1, 2013 and $550.0 million aggregate principal amount of 6.875% Senior Notes due March 1, 2018.

In connection with our 2006 distribution agreement with Fumedica, we issued notes totaling 61.4 million Swiss Francs which were payable to Fumedica in varying amounts from June 2008 through June 2018. Our remaining note payable to Fumedica had a present value of 16.4 million Swiss Francs ($17.9 million) and 18.6 million Swiss Franc ($19.7 million) as of December 31, 2012 and 2011, respectively.

For a summary of the fair and carrying values of our outstanding borrowings as of December 31, 2012 and 2011, please read Note 9, *Fair Value Measurements* to our consolidated financial statements included in this report.

Working Capital

We define working capital as current assets less current liabilities. The decrease in working capital from December 31, 2011 reflects an increase in total current assets of $268.9 million offset by a greater increase in total current liabilities of $744.5 million. The increase in total current liabilities primarily resulted from the inclusion of our 6.0% Senior Notes, which are due March 1, 2013, as a component of total current liabilities. The increase in total current assets was primarily driven by an increase in inventory and accounts receivables offset by a decrease in our total financial assets classified as current.

Cash Flows

Our net cash flows are summarized as follows:

	For the Years Ended December 31,			% Change	
(In millions, except percentages)	2012	2011	2010	2012 compared to 2011	2011 compared to 2010
Net cash flows provided by operating activities	$ 1,879.9	$ 1,727.7	$ 1,624.7	8.8 %	6.3 %
Net cash flows (used in) provided by investing activities	$ (950.3)	$ (1,650.3)	$ 345.3	(42.4)%	**
Net cash flows used in financing activities	$ (877.5)	$ (319.9)	$ (1,784.9)	**	(82.1)%

Operating Activities

Cash flows from operating activities represent the cash receipts and disbursements related to all of our activities other than investing and financing activities. We expect cash provided from operating activities will continue to be our primary source of funds to finance operating needs and capital expenditures for the foreseeable future.

Operating cash flow is derived by adjusting our net income for:

- Non-cash operating items such as depreciation and amortization, impairment charges and share-based compensation charges;
- Changes in operating assets and liabilities which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations; and
- Changes associated with the fair value of contingent milestones associated with our acquisitions of businesses and payments related to collaborations.

For 2012 compared to 2011, the increase in cash provided by operating activities was driven by an increase in net income, primarily resulting from increased product revenue, and higher accrued balances offset by an increase in deferred income taxes and inventory balances.

For 2011 compared to 2010, the increase in cash provided by operating activities was driven by an increase in net income primarily resulting from increased product revenues and $104.6 million in proceeds from Dompé Farmaceutici SpA for the purchase of Biogen Dompé SRL's outstanding receivables, offset by increased inventory balances and lower liabilities.

Investing Activities

For 2012 compared to 2011, the increase in net cash flows provided by investing activities is primarily due to a decrease in the net purchases of marketable securities offset by the net cash paid for the acquisition of Stromedix. Net purchases of marketable securities totaled $584.8 million in 2012, compared to $1,420.3 million in 2011.

For 2011 compared to 2010, the decrease in net cash flows provided by investing activities is primarily due to an increase in the net purchases of marketable securities. Net purchases of marketable securities totaled $1,420.3 million in 2011, compared to net proceeds received from sales and maturities of marketable securities totaling $680.3 million in 2010. Net cash flows used in investing activities for 2010 also reflect $85.0 million in net payments made to Knopp under our 2010 license and stock purchase agreements.

Financing Activities

For 2012 compared to 2011, the increase in net cash flows used in financing activities is due primarily to an increase in the amounts of our common stock we repurchased as well as a decrease in proceeds from the issuance of stock for share-based compensation arrangements. We received $67.5 million in 2012, compared to $314.7 million in 2011, related to stock option exercises and stock issuances under our employee stock purchase plan.

For 2011 compared to 2010, the decrease in net cash flows used in financing activities is due primarily to a decrease in the amounts of our common stock we repurchased and higher proceeds from the issuance of stock for share-based compensation arrangements in 2011, offset by the $148.3 million of payments made in 2011 for the purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH. In addition, we received $314.7 million in 2011 compared to $183.5 million in 2010, related to stock option exercises and stock issuances under our employee stock purchase plan. Cash used in financing activities during 2011, also includes the repayment of amounts outstanding under Biogen Dompé SRL's line of credit in connection with our recent purchase of the noncontrolling interest in our joint venture investment in Biogen Dompé SRL.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012, excluding amounts related to uncertain tax positions, amounts payable to tax authorities, funding commitments, contingent milestone payments, contingent consideration and our financing arrangements, as described below.

	Payments Due by Period				
(In millions)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
Non-cancellable operating leases (1), (2)	$ 654.8	$ 45.6	$ 112.2	$ 98.8	$ 398.2
Notes payable (3)	1,218.0	495.8	81.9	81.2	559.1
Purchase and other obligations (4)	97.5	92.1	4.4	0.7	0.3
Defined benefit obligation	36.4	—	—	—	36.4
Total contractual obligations	$ 2,006.7	$ 633.5	$ 198.5	$ 180.7	$ 994.0

(1) We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay additional amounts for taxes, insurance, maintenance and other operating expenses. Amounts reflected within the table, detail future minimum rental commitments under non-cancelable operating leases as of December 31 for each of the periods presented.

(2) Includes future minimum rental commitments related to leases executed for two buildings currently under construction in Cambridge, Massachusetts, with a planned occupancy during the second half of 2013. For additional information related to our leases in Cambridge, Massachusetts, please read Note 12, *Property, Plant and Equipment* to our consolidated financial statements included in this report.

Includes future minimum rental commitments of $9.3 million related to our lease arrangement with Eisai. The 10 year lease agreement, which is cancellable after 5 years and will become effective in February 2013, gives us the option to purchase the facility.

(3) Notes payable includes principal and interest payments.

(4) Purchase and other obligations include our obligations of approximately $14.4 million related to the fair value of net liabilities on derivative contracts due in less than one year, approximately $5.4 million related to fixed obligations for the purchase of natural gas and approximately $4.0 million related to obligations for communication services.

Tax Related Obligations

We exclude liabilities pertaining to uncertain tax positions from our summary of contractual obligations as we cannot make a reliable estimate of the period of cash settlement with the respective taxing authorities. As of December 31, 2012, we have approximately $71.7 million of liabilities associated with uncertain tax positions.

Other Funding Commitments

As of December 31, 2012, our cash contributions to Samsung Bioepis totaled 36.0 billion South Korean won (approximately $32.1 million). We are obligated to fund an additional 13.5 billion South Korean won (approximately $12.5 million), which is due within the next year. For additional information related to our relationship with Samsung Bioepis, please read Note 21, *Collaborative and Other Relationships* to our consolidated financial statements included in this report.

As of December 31, 2012, we have funding commitments of up to approximately $11.6 million as part of our investment in biotechnology oriented venture capital funds.

As of December 31, 2012, we have several on-going clinical studies in various clinical trial stages. Our most significant clinical trial expenditures are to clinical research organizations (CROs). The contracts with CROs are generally cancellable, with notice, at our option. We have recorded accrued expenses of approximately $26.5 million on our consolidated balance sheet for expenditures incurred by CROs as of December 31, 2012. We have approximately $440.0 million in cancellable future commitments based on existing CRO contracts as of December 31, 2012.

Contingent Milestone Payments

Based on our development plans as of December 31, 2012, we have committed to make potential future milestone payments to third parties of up to approximately $1.5 billion as part of our various collaborations, including licensing and development programs. Payments under these agreements generally become due and payable only upon achievement of certain development, regulatory or commercial milestones. Because the achievement of these milestones had not occurred as of December 31, 2012, such contingencies have not been recorded in our financial statements.

We anticipate that we may pay approximately $14.5 million of milestone payments in 2013, provided various development, regulatory or commercial milestones are achieved. Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of certain development, regulatory approval and commercial milestones. These milestones may not be achieved.

Contingent Consideration

In connection with our purchase of the noncontrolling interests in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH and our acquisitions of Stromedix, Biogen Idec International Neuroscience GmbH, Biogen Idec Hemophilia Inc., and Fumapharm AG, we agreed to make additional payments of up to approximately $1.0 billion based upon the achievement of certain milestone events. These milestones may not be achieved.

As the acquisitions of the noncontrolling interests in our joint venture investments and our acquisitions of Stromedix and Biogen Idec International Neuroscience GmbH occurred after January 1, 2009, we record contingent consideration liabilities at their fair value on the acquisition date and revalue these obligations each reporting period. For additional information related to these transactions please read Note 2, *Acquisitions*, to these consolidated financial statements.

In connection with our acquisition of Biogen Idec Hemophilia Inc. (BIH), formerly Syntonix in January 2007, we agreed to pay up to an additional $80.0 million if certain milestone events associated with the development of BIH's lead product, long-lasting recombinant Factor IX are achieved. The first $40.0 million contingent payment was achieved in the first quarter of 2010. An additional $20.0 million contingent payment will occur if prior to the tenth anniversary of the closing date, the FDA grants approval of a Biologic License Application for Factor IX. A second $20.0 million contingent payment will occur if prior to the tenth anniversary of the closing date, a marketing authorization is granted by the EMA for Factor IX. For additional information related to our acquisition of BIH, please read Note 2, *Acquisitions* to our consolidated financial statements included in this report.

In 2006, we acquired Fumapharm AG. As part of this acquisition we acquired FUMADERM and TECFIDERA (together, Fumapharm Products). We paid $220.0 million upon closing of the transaction and will pay an additional $15.0 million if a Fumapharm Product is approved for MS in the U.S. or E.U. We would also be required to make the following additional milestone payments to Fumapharm AG based on the attainment of certain sales levels of Fumapharm Products, less certain costs as defined in the acquisition agreement:

	Cumulative Sales Level				
Prior 12 Month Sales	**$500M**	**$1.0B**	**$2.0B**	**$3.0B**	**Each additional $1.0B up to $20.0B**
	Payment Amount (In millions)				
< $500 million	$ —	$ —	$ —	$ —	$ —
$500 million — $1.0 billion	22.0	25.0	50.0	50.0	50.0
$1.0 billion — $1.5 billion	—	50.0	100.0	100.0	100.0
$1.5 billion — $2.0 billion	—	—	150.0	150.0	150.0
$2.0 billion — $2.5 billion	—	—	200.0	200.0	200.0
$2.5 billion — $3.0 billion	—	—	—	250.0	250.0
> $3.0 billion	—	—	—	—	300.0

These payments will be accounted for as an increase to goodwill as incurred, in accordance with the accounting standard applicable to business combinations when we acquired Fumapharm. Payments are due within 30 days following the end of the quarter in which the applicable sales level has been reached and are based upon the total sales of Fumapharm Products in the prior twelve month period.

Financing Arrangement

In July 2011, we executed leases for two office buildings currently under construction in Cambridge, Massachusetts with a planned occupancy during the second half of 2013. Construction of these facilities began in late 2011. In accordance with accounting guidance applicable to entities involved with the construction of an asset that will be leased when the construction is completed, we are considered the owner of these properties during the construction period. Accordingly, we record an asset along with a corresponding financing obligation on our consolidated balance sheet for the amount of total project costs incurred related to the construction in progress for these buildings through completion of the construction period. Upon completion of the buildings, we will assess and determine if the assets and corresponding liabilities should be derecognized. As of December 31, 2012 and 2011, cost incurred by the developer in relation to the construction of these buildings totaled approximately $86.5 million and $2.2 million, respectively.

Other Off-Balance Sheet Arrangements

We do not have any relationships with entities often referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We consolidate variable interest entities if we are the primary beneficiary.

Legal Matters

For a discussion of legal matters as of December 31, 2012, please read Note 22, *Litigation* to our consolidated financial statements included in this report.

Critical Accounting Estimates

The preparation of our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP), requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We evaluate our estimates, judgments and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition and Related Allowances

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; our price to the customer is fixed or determinable; and collectability is reasonably assured.

Product Revenues

Revenues from product sales are recognized when title and risk of loss have passed to the customer, which is typically upon delivery. However, sales of TYSABRI in the U.S. are recognized on the "sell-through" model, that is, upon shipment of the product by Elan to its third party distributor rather than upon shipment to Elan. The timing of distributor orders and shipments can cause variability in earnings.

Revenues from Unconsolidated Joint Business

We collaborate with Genentech on the development and commercialization of RITUXAN. Revenues from unconsolidated joint business consist of (1) our share of pre-tax co-promotion profits in the U.S.; (2) reimbursement of our selling and development expense in the U.S.; and (3) revenue on sales of RITUXAN in the rest of world, which consists of our share of pre-tax co-promotion profits in Canada and royalty revenue on sales of RITUXAN outside the U.S. and Canada by F. Hoffmann-La Roche Ltd. (Roche) and its sublicensees. Pre-tax co-promotion profits are calculated and paid to us by Genentech in the U.S. and by Roche in Canada. Pre-tax co-promotion profits consist of U.S. and Canadian sales of RITUXAN to third-party customers net of discounts and allowances less the cost to manufacture RITUXAN, third-party royalty expenses, and distribution, selling and marketing, and joint development expenses incurred by Genentech, Roche and us. We record our share of the pre-tax co-promotion profits in Canada and royalty revenues on sales of RITUXAN outside the U.S. on a cash basis. Additionally, our share of the pre-tax co-promotion profits in the U.S. includes estimates made by Genentech and us and those estimates are subject to change. Actual results may ultimately differ from our estimates.

Reserves for Discounts and Allowances

We establish reserves for trade term discounts, wholesaler incentives, Medicaid and managed care rebates, VA and PHS discounts, product returns and other governmental discounts or applicable allowances associated with the implementation of pricing actions in certain of international markets in which we operate. These reserves are based on estimates of the amounts earned or to be claimed on the related sales. Our estimates take into consideration our historical experience, current contractual and statutory requirements, specific known market events and trends and forecasted customer buying patterns. If actual results vary, we may need to adjust these estimates, which could have an effect on earnings in the period of the adjustment. The estimates we make with respect to these allowances represent the most significant judgments with regard to revenue recognition.

In addition to the discounts and rebates described above and classified as a reduction of revenue, we also maintain certain customer service contracts with distributors and other customers in the distribution channel that provide us with inventory management and distribution services.

Bad Debt Reserves

Bad debt reserves are based on our estimated uncollectible accounts receivable. Given our historical experience with bad debts, combined with our credit management policies and practices, we do not presently maintain significant bad debt reserves. However certain of our customers are based in countries where the economic conditions continue to present challenges. We continue to monitor these conditions and associated impacts on the financial performance and credit worthiness of our large customers so that we can properly assess and respond to changes in their credit profile. Our historical write-offs of accounts receivable have not exceeded management's estimates.

Concentrations of Credit Risk

The majority of our receivables arise from product sales in the United States and Europe and are primarily due from wholesale distributors, public hospitals and other government entities. We monitor the financial performance and credit worthiness of our large customers so that we can properly assess and respond to changes in their credit profile. We continue to monitor economic conditions, including the volatility associated with international economies, and associated impacts on the relevant financial markets and our business, especially in light of the global economic downturn. The credit and economic conditions within many of the international markets in which we operate, particularly in certain countries throughout Europe, such as Italy, Spain and Portugal, have continued to deteriorate throughout 2012. These conditions have resulted in, and may continue to result in, an increase in the average length of time that it takes to collect on our accounts receivable outstanding in these countries.

In countries where we have experienced a pattern of extended payments and we expect to collect receivables greater than one year from the time of sale, we have discounted our receivables and reduced related revenues over the period of time that we estimate those amounts will be paid using the country's market-based borrowing rate for such period. The related receivables are classified at the time of sale as long-term assets.

To date, we have not experienced any significant losses with respect to the collection of our accounts receivable. If economic conditions worsen and/or the financial condition of our customers were to further deteriorate, our risk of collectability may increase, which may result in additional allowances and/or significant bad debts.

For additional information related to our concentration of credit risk associated with our accounts receivable balances, please read the subsection above entitled *"Credit Risk"* in this *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Royalty Revenues

We receive royalty revenues under license agreements with a number of third parties that sell products based on technology we have developed or to which we own rights. The license agreements provide for the payment of royalties to us based on sales of these licensed products. There are no future performance obligations on our part under these license agreements. We record these revenues based on estimates of the sales that occurred during the relevant period. The relevant period estimates of sales are based on interim data provided by licensees and analysis of historical royalties that have been paid to us, adjusted for any changes in facts and circumstances, as appropriate. We maintain regular communication with our licensees in order to assess the reasonableness of our estimates. Differences between actual royalty revenues and estimated royalty revenues are adjusted for in the period in which they become known, typically the following quarter. Historically, adjustments have not been material when compared to actual amounts paid by licensees. To the extent we do not have sufficient ability to accurately estimate revenues, we record such revenues on a cash basis.

Clinical Trial Expenses

Clinical trial expenses include expenses associated with CROs. The invoicing from CROs for services rendered can lag several months. We accrue the cost of services rendered in connection with CRO activities based on our estimate of site management, monitoring costs, and project management costs. We maintain regular communication with our CROs to gauge the reasonableness of our estimates. Differences between actual clinical trial expenses and estimated clinical trial expenses recorded have not been material and are adjusted for in the period in which they become known. We also accrue the costs of ongoing clinical trials associated with programs that have been terminated or discontinued for which there is no future economic benefit at the time the decision is made to terminate or discontinue the program.

Consolidation of Variable Interest Entities

We consolidate variable interest entities in which we are the primary beneficiary. For such consolidated entities where we own or are exposed to less than 100% of the economics, we record noncontrolling interest in our statement of income for the current results allocated to the third party equity interests.

In determining whether we are the primary beneficiary of a variable interest entity, we consider a number of factors, including our ability to direct the activities that most significantly affect the entity's economic success, our contractual rights and responsibilities under the arrangement and the significance of the arrangement to each party. These considerations impact the way we account for our existing collaborative and joint venture relationships and may result in the future consolidation of companies or entities with which we have collaborative or other arrangements.

Inventory

Inventories are stated at the lower of cost or market with cost determined in a manner that approximates the first-in, first-out (FIFO) method. Included in inventory are raw materials used in the production of multiple pre-clinical and clinical products, which are expensed as research and development costs when consumed.

Capitalization of Inventory Costs

Our policy is to capitalize inventory costs associated with our products prior to regulatory approval, when, based on management's judgment, future commercialization is considered probable and the future economic benefit is expected to be realized. We consider numerous attributes in evaluating whether the costs to manufacture a particular product should be capitalized as an asset. We assess the regulatory approval process and where the particular product stands in relation to that approval process, including any known safety or efficacy concerns, potential labeling restrictions and other impediments to approval. We evaluate our anticipated research and development initiatives and constraints relating to the product and the indication in which it will be used. We consider our manufacturing environment including our supply chain in determining logistical constraints that could hamper approval or commercialization. We consider the shelf life of the product in relation to the expected timeline for approval and we consider patent related or contract issues that may prevent or delay commercialization. We also base our judgment on the viability of commercialization, trends in the marketplace and market acceptance criteria. Finally, we consider the reimbursement strategies that may prevail with respect to the product and assess the economic benefit that we are likely to realize.

We expense previously capitalized costs related to pre-approval inventory upon a change in such judgment, due to, among other potential factors, a denial or significant delay of approval by necessary regulatory bodies. As of December 31, 2012, $38.3 million of our inventory, including costs associated with our TECFIDERA, Serum-Free AVONEX, Factor VIII and Factor IX programs, have been capitalized in advance of regulatory approval. As of December 31, 2011, the carrying value of our inventory did not include any costs associated with products that had not yet received regulatory approval.

There is a risk inherent in these judgments and any changes we make in these judgments may have a material impact on our results in future periods.

Obsolescence and Unmarketable Inventory

We periodically review our inventories for excess or obsolete inventory and write-down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual net realizable value is less than that estimated by us, or if it is determined that inventory utilization will further diminish based on estimates of demand, additional inventory write-downs may be required. Additionally, our products are subject to strict quality control and monitoring which we perform throughout the manufacturing process. In the event that certain batches or units of product no longer meet quality specifications or become obsolete due to expiration, we will record a charge to cost of sales to write-down any obsolete or otherwise unmarketable inventory to its estimated net realizable value. In all cases, product inventory is carried at the lower of cost or its estimated net realizable value.

Acquired Intangible Assets, including In-process Research and Development

We have acquired, and expect to continue to acquire, intangible assets through the acquisition of biotechnology companies or through the consolidation of variable interest entities. These intangible assets primarily consist of technology associated with human therapeutic products and in-process research and development product candidates. When significant identifiable intangible assets are acquired, we generally engage an independent third-party valuation firm to assist in determining the fair values of these assets as of the acquisition date. Management will determine the fair value of less significant identifiable intangible assets acquired. Discounted cash flow models are typically used in these valuations, and these models require the use of significant estimates and assumptions including but not limited to:

- estimating the timing of and expected costs to complete the in-process projects;
- projecting regulatory approvals;
- estimating future cash flows from product sales resulting from completed products and in process projects; and
- developing appropriate discount rates and probability rates by project.

We believe the fair values assigned to the intangible assets acquired are based upon reasonable estimates and assumptions given available facts and circumstances as of the acquisition dates.

If these projects are not successfully developed, the sales and profitability of the company may be adversely affected in future periods. Additionally, the value of the acquired intangible assets may become impaired. We believe that the foregoing assumptions used in the IPR&D analysis were reasonable at the time of the respective acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated.

Effective January 1, 2009, if we are purchasing a business, the acquired IPR&D is measured at fair value, capitalized as an intangible asset and tested for impairment at least annually until commercialization, after which time the IPR&D is amortized over its estimated useful life. If we acquire an asset or group of assets, that do not meet the definition of a business under applicable accounting standards; the acquired IPR&D is expensed on its acquisition date. Future costs to develop these assets are recorded to expense as they are incurred if the technology lacks alternative future uses.

Impairment and Amortization of Long-lived Assets and Accounting for Goodwill

Long-lived Assets Other than Goodwill

Long-lived assets to be held and used, including property plant and equipment as well as intangible assets, including IPR&D and trademarks, totaled approximately $3,373.8 million as of December 31, 2012 and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review our intangible assets with indefinite lives for impairment annually, as of October 31, and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

When performing our impairment assessment, we first assess qualitative factors to determine whether it is necessary to recalculate the fair value of our intangible assets with indefinite lives. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of our intangible assets with indefinite lives is less than its carrying amount, we calculate the fair value using the same methodology as described above. If the carrying value of our intangible assets with indefinite lives exceeds its fair value, then the intangible asset is written-down to their fair values.

Our most significant intangible asset is the core technology related to our AVONEX product. We believe the economic benefit of our core technology is consumed as revenue is generated from our AVONEX product, which we refer to as the economic consumption amortization model. This amortization methodology involves calculating a ratio of actual current period sales to total anticipated sales for the life of the product and applying this ratio to the carrying amount of the intangible asset. An analysis of the anticipated product sales of AVONEX is performed at least annually during our long range planning cycle, and this analysis serves as the basis for the calculation of our economic consumption amortization model. This analysis is based upon certain assumptions that we evaluate on a periodic basis, such as the anticipated product sales of AVONEX and AVONEX related products and expected impact of competitor products and our own pipeline product candidates, as well as the issuance of new patents or the extension of existing patents. We completed our most recent long range planning cycle in the third quarter of 2012.

We monitor events and expectations regarding product performance. If there are any indications that the assumptions underlying our most recent analysis would be different than those utilized within our current estimates, our analysis would be updated and may result in a significant change in the anticipated lifetime revenue of AVONEX determined during our most recent annual review.

We did not recognize an impairment charge related to our long-lived assets during 2012, 2011 and 2010.

Goodwill

Goodwill totaled approximately $1,201.3 million as of December 31, 2012, and relates largely to amounts that arose in connection with the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation. Our goodwill balances represent the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets when accounted for using the purchase method of accounting.

We assess our goodwill balance within our single reporting unit annually, as of October 31, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable to determine whether any impairment in this asset may exist and, if so, the extent of such impairment. We first assess qualitative factors to determine whether it is necessary to perform the current two-step impairment test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of our reporting unit is less than its carrying amount, the quantitative two-step impairment test is required; otherwise, no further testing is required. In the first step, we compare the fair value of our reporting unit to its carrying value. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of our reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of our reporting unit's goodwill. If the carrying value of our reporting unit's goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference.

We completed our required annual impairment test in the fourth quarter of 2012, 2011 and 2010 and determined in each of those periods that the carrying value of goodwill was not impaired. In each year, the fair value of our reporting unit, which includes goodwill, was significantly in excess of the carry value of our reporting unit.

Investments, including Fair Value Measures and Impairments

We invest in various types of securities, including short-term and long-term marketable securities, principally corporate notes, government securities including government sponsored enterprise mortgage-backed securities and credit card and auto loan asset-backed securities, in which our excess cash balances are invested.

In accordance with the accounting standard for fair value measurements we have classified our financial assets as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets that we have the ability to access. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs utilize unobservable data points for the asset.

As noted in Note 9, *Fair Value Measurements* to our consolidated financial statements, a majority of our financial assets have been classified as Level 2. These assets have been initially valued at the transaction price and subsequently valued utilizing third party pricing services. The pricing services use many observable market inputs to determine value, including reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events. We validate the prices provided by our third party pricing services by understanding the models used, obtaining market values from other pricing sources and analyzing pricing data in certain instances.

We also have some investments classified as Level 3 whose fair value is initially measured at transaction prices and subsequently valued using the pricing of recent financing or by reviewing the underlying economic fundamentals and liquidation value of the companies. We apply judgments and estimates when we validate the prices provided by third parties. While we believe the valuation methodologies are appropriate, the use of valuation methodologies is highly judgmental and changes in methodologies can have a material impact on our results of operations.

Impairment

We conduct periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale debt securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive income.

For available-for-sale debt securities with unrealized losses, management performs an analysis to assess whether we intend to sell or whether we would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. Where we intend to sell a security, or may be required to do so, the security's decline in fair value is deemed to be other-than-temporary and the full amount of the unrealized loss is reflected within earnings as an impairment loss.

Regardless of our intent to sell a security, we perform additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are identified where we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security and are reflected within earnings as an impairment loss.

Share-Based Compensation

We make certain assumptions in order to value and record expense associated with awards made under our share-based compensation arrangements. Changes in these assumptions may lead to variability with respect to the amount of expense we recognize in connection with share-based payments.

Determining the appropriate valuation model and related assumptions requires judgment, and includes estimating the expected market price of our stock on vesting date and stock price volatility as well as the term of the expected awards. Determining the appropriate amount to expense based on the anticipated achievement of performance targets requires judgment, including forecasting the achievement of future financial targets. The estimate of expense is revised periodically based on the probability of achieving the required performance targets and adjustments are made throughout the performance as appropriate. The cumulative impact of any revision is reflected in the period of change.

We also estimate forfeitures over the requisite service period when recognizing share-based compensation expense based on historical rates and forward-looking factors; these estimates are adjusted to the extent that actual forfeitures differ, or are expected to materially differ, from our estimates.

Contingent Consideration

For acquisitions completed after January 1, 2009, we record contingent consideration resulting from a business combination at its fair value on the acquisition date. Each reporting period thereafter, we revalue these obligations and record increases or decreases in their fair value as an adjustment to contingent consideration expense within the consolidated statement of income. Changes in the fair value of the contingent consideration obligations can result from adjustments to the discount rates and periods, updates in the assumed achievement or timing of any development milestones, or changes in the probability of certain clinical events and changes in the assumed probability associated with regulatory approval. These fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.

Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, changes in assumptions described above, could have a material impact on the amount of contingent consideration expense we record in any given period.

Income Taxes

We prepare and file income tax returns based on our interpretation of each jurisdiction's tax laws and regulations. In preparing our consolidated financial statements, we estimate our income tax liability in each of the jurisdictions in which we operate by estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. Significant management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this determination, under the applicable financial accounting standards, we are allowed to consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and the effects of tax planning strategies. Our estimates of future taxable income include, among other items, our estimates of future income tax deductions related to the exercise of stock options. In the event that actual results differ from our estimates, we adjust our estimates in future periods and we may need to establish a valuation allowance, which could materially impact our financial position and results of operations.

We account for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. We evaluate uncertain tax positions on a quarterly basis and consider various factors, that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. We adjust the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Our liabilities for uncertain tax positions can be relieved only if the contingency becomes legally extinguished through either payment to the taxing authority or the expiration of the statute of limitations, the recognition of the benefits associated with the position meet the "more-likely-than-not" threshold or the liability becomes effectively settled through the examination process. We consider matters to be effectively settled once the taxing authority has completed all of its required or expected examination procedures, including all appeals and administrative reviews; we have no plans to appeal or litigate any aspect of the tax position; and we believe that it is highly unlikely that the taxing authority would examine or re-examine the related tax position. We also accrue for potential interest and penalties, related to unrecognized tax benefits in income tax expense.

As of December 31, 2012, our non-U.S. subsidiaries' undistributed foreign earnings included in consolidated retained earnings and other basis differences aggregated approximately $3.3 billion. We intend to reinvest these earnings indefinitely in operations outside the U.S.; however, if we decide to repatriate funds in the future to execute our growth initiatives or to fund any other liquidity needs, the resultant tax consequences would negatively impact our results of operations. The residual U.S. tax liability, if such amounts were remitted, would be between $800 million to $900 million as of December 31, 2012.

Contingencies

We are currently involved in various claims and legal proceedings. On a quarterly basis, we review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim, asserted or unasserted, or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise our estimates. These revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations and financial position.

New Accounting Standards

For a discussion of new accounting standards please read Note 1, *Summary of Significant Accounting Principles* to our consolidated financial statements included in this report.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We have operations or maintain distribution relationships in the U.S., Europe, Middle East, Canada, Central and South America, Australia, New Zealand, Japan, China, India and elsewhere in Asia in connection with the sale of AVONEX and TYSABRI and in Germany in connection with the sale of FUMADERM. FAMPYRA is commercially available throughout the European Union and in Canada, Australia, New Zealand, Israel and South Korea. In addition, we receive royalty revenues based on worldwide product sales by our licensees and through Genentech on sales of RITUXAN in the rest of world. As a result, our financial position, results of operations and cash flows can be affected by market fluctuations in foreign exchange rates, primarily with respect to the Euro, Canadian dollar, Swiss franc, Danish krone, Swedish krona, British pound, and Japanese yen.

We use foreign currency forward contracts to manage foreign currency risk but do not engage in currency speculation. The majority of our forward contracts are used to hedge certain forecasted revenue transactions denominated in foreign currencies. We also use forward contracts to mitigate the foreign currency exposure related to certain balance sheet items. We have not elected hedge accounting for the balance sheet related items.

The following quantitative information includes the impact of currency movements on forward contracts used in both programs. As of December 31, 2012 and 2011, a hypothetical adverse 10% movement in foreign exchange rates compared to the U.S. dollar across all maturities (for example, a strengthening of the Euro) would result in a hypothetical decrease in the fair value of forward contracts of approximately $76.7 million and $79.6 million, respectively. Our use of this methodology to quantify the market risk of such instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. The quantitative information about market risk is limited because it does not take into account all foreign currency operating transactions.

In addition, the fair value of our marketable securities is subject to change as a result of potential changes in market interest rates. The potential change in fair value for interest rate sensitive instruments has been assessed on a hypothetical 100 basis point adverse movement across all maturities. As of December 31, 2012 and 2011, we estimate that such hypothetical adverse 100 basis point movement would result in a hypothetical loss in fair value of approximately $23.8 million and $17.9 million, respectively, to our interest rate sensitive instruments.

The returns from cash, cash equivalents and marketable securities will vary as short-term interest rates change. A 100 basis-point adverse movement (decrease) in short-term interest rates would decrease interest income by approximately $17.5 million and $14.8 million as of December 31, 2012 and 2011, respectively.

Item 8. ***Consolidated Financial Statements and Supplementary Data***

The information required by this Item 8 is contained on pages F-1 through F-67 of this report and is incorporated herein by reference.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Controls and Procedures

We have carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2012. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in ensuring that (a) the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (b) such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on our assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information concerning our executive officers is set forth under the heading *"Our Executive Officers"* in Part I of this report. The text of our code of business conduct, which includes the code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, is posted on our website, www.biogenidec.com, under the "Corporate Governance" subsection of the "About Us" section of the site. We intend to make all required disclosures regarding any amendments to, or waivers from, provisions of our code of business conduct at the same location of our website. We include our website address in this report only as an inactive textual reference and do not intend it to be an active link to our website.

The response to the remainder of this item is incorporated by reference from the discussion responsive thereto in the sections entitled "*Proposal 1 — Election of Directors,*" *"Corporate Governance,"* *"Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance*" and "*Miscellaneous — Stockholder Proposals*" contained in the proxy statement for our 2013 annual meeting of stockholders.

Item 11. *Executive Compensation*

The response to this item is incorporated by reference from the discussion responsive thereto in the sections entitled "*Executive Compensation and Related Information*" and *"Corporate Governance"* contained in the proxy statement for our 2013 annual meeting of stockholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The response to this item is incorporated by reference from the discussion responsive thereto in the sections entitled *"Stock Ownership"* and *"Equity Compensation Plan Information"* contained in the proxy statement for our 2013 annual meeting of stockholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The response to this item is incorporated by reference from the discussion responsive thereto in the sections entitled "*Certain Relationships and Related Person Transactions*" and *"Corporate Governance*" contained in the proxy statement for our 2013 annual meeting of stockholders.

Item 14. *Principal Accountant Fees and Services*

The response to this item is incorporated by reference from the discussion responsive thereto in the section entitled "*Proposal 2 — Ratification of the Selection of our Independent Registered Public Accounting Firm*" contained in the proxy statement for our 2013 annual meeting of stockholders.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

a. (1) *Consolidated Financial Statements:*

The following financial statements are filed as part of this report:

(2) *Financial Statement Schedules*

Schedules are omitted because they are not applicable, or are not required, or because the information is included in the consolidated financial statements and notes thereto.

(3) *Exhibits*

The exhibits listed on the Exhibit Index beginning on page A-1, which is incorporated herein by reference, are filed or furnished as part of this report or are incorporated into this report by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOGEN IDEC INC.

By: /S/ GEORGE A. SCANGOS

George A. Scangos
Chief Executive Officer

Date: February 5, 2013

Pursuant to the requirements the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ GEORGE A. SCANGOS George A. Scangos	Director and Chief Executive Officer (principal executive officer)	February 5, 2013
/s/ PAUL J. CLANCY Paul J. Clancy	Executive Vice President, Finance and Chief Financial Officer (principal financial officer)	February 5, 2013
/s/ GREGORY F. COVINO Gregory F. Covino	Vice President, Finance, Chief Accounting Officer and Controller (principal accounting officer)	February 5, 2013
/s/ WILLIAM D. YOUNG William D. Young	Director and Chairman of the Board of Directors	February 5, 2013
/s/ ALEXANDER J. DENNER Alexander J. Denner	Director	February 5, 2013
/s/ CAROLINE D. DORSA Caroline D. Dorsa	Director	February 5, 2013
/s/ NANCY L. LEAMING Nancy L. Leaming	Director	February 5, 2013
/s/ RICHARD C. MULLIGAN Richard C. Mulligan	Director	February 1, 2013
/s/ ROBERT W. PANGIA Robert W. Pangia	Director	February 5, 2013
/s/ STELIOS PAPADOPOULOS Stelios Papadopoulos	Director	February 5, 2013
/s/ BRIAN S. POSNER Brian S. Posner	Director	February 5, 2013
/s/ ERIC K. ROWINSKY Eric K. Rowinsky	Director	February 5, 2013
/s/ LYNN SCHENK Lynn Schenk	Director	February 5, 2013
/s/ STEPHEN A. SHERWIN Stephen A. Sherwin	Director	February 5, 2013

BIOGEN IDEC INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

See accompanying notes to these consolidated financial statements.

BIOGEN IDEC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Years Ended December 31,		
	2012	2011	2010
Revenues:			
Product, net	$ 4,166,074	$ 3,836,117	$ 3,470,056
Unconsolidated joint business	1,137,923	996,597	1,077,244
Other	212,464	215,920	169,123
Total revenues	5,516,461	5,048,634	4,716,423
Cost and expenses:			
Cost of sales, excluding amortization of acquired intangible assets	545,494	466,780	400,262
Research and development	1,334,919	1,219,602	1,248,604
Selling, general and administrative	1,277,465	1,056,133	1,031,540
Collaboration profit sharing	317,895	317,771	258,071
Amortization of acquired intangible assets	202,204	208,566	208,928
Fair value adjustment of contingent consideration	27,202	36,065	—
Restructuring charge	2,225	19,026	75,153
Acquired in-process research and development	—	—	244,976
Total cost and expenses	3,707,404	3,323,943	3,467,534
Gain on sale of rights	46,792	—	—
Income from operations	1,855,849	1,724,691	1,248,889
Other income (expense), net	(744)	(13,477)	(18,983)
Income before income tax expense and equity in loss of investee, net of tax	1,855,105	1,711,214	1,229,906
Income tax expense	470,554	444,528	331,333
Equity in loss of investee, net of tax	4,518	—	—
Net income	1,380,033	1,266,686	898,573
Net income (loss) attributable to noncontrolling interests, net of tax	—	32,258	(106,700)
Net income attributable to Biogen Idec Inc.	$ 1,380,033	$ 1,234,428	$ 1,005,273
Net income per share:			
Basic earnings per share attributable to Biogen Idec Inc.	$ 5.80	$ 5.09	$ 3.98
Diluted earnings per share attributable to Biogen Idec Inc.	$ 5.76	$ 5.04	$ 3.94
Weighted-average shares used in calculating:			
Basic earnings per share attributable to Biogen Idec Inc.	237,938	242,395	252,307
Diluted earnings per share attributable to Biogen Idec Inc.	239,740	245,033	254,867

See accompanying notes to these consolidated financial statements.

BIOGEN IDEC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Years Ended December 31,		
	2012	2011	2010
Net income	$ 1,380,033	$ 1,234,428	$ 1,005,273
Other comprehensive income:			
Unrealized gains (losses) on securities available for sale:			
Unrealized gains (losses) recognized during the period, net of tax of $2,940, $133 and $6,345	5,080	(224)	10,775
Less: reclassification adjustment for gains (losses) included in net income, net of tax of $486, $7,155 and $5,656	(903)	(12,184)	(9,631)
Unrealized gains (losses) on securities available for sale, net of tax of $2,454, $7,288 and $689	4,177	(12,408)	1,144
Unrealized gains (losses) on foreign currency forward contracts:			
Unrealized gains (losses) recognized during the period, net of tax of $1,396, $3,647 and $1,268	(11,808)	32,830	(9,767)
Less: reclassification adjustment for gains (losses) included in net income, net of tax of $3,360, $1,268 and $304	(31,713)	9,767	(1,502)
Unrealized gains (losses) on foreign currency forward contracts, net of tax of $4,756, $4,915 and $964	(43,521)	42,597	(11,269)
Unrealized gains (losses) on pension benefit obligation, net of tax	(12,656)	(9,280)	(1,942)
Currency translation adjustment	23,230	(25,834)	(60,039)
Total other comprehensive income (loss), net of tax	(28,770)	(4,925)	(72,106)
Comprehensive income	1,351,263	1,229,503	933,167
Comprehensive income attributable to noncontrolling interests, net of tax	65	37,161	(108,940)
Comprehensive income attributable to Biogen Idec Inc.	$ 1,351,328	$ 1,266,664	$ 824,227

See accompanying notes to these consolidated financial statements.

BIOGEN IDEC INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	As of December 31,	
	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 570,721	$ 514,542
Marketable securities	1,134,989	1,176,115
Accounts receivable, net	686,848	584,603
Due from unconsolidated joint business	268,395	228,724
Inventory	447,373	326,843
Other current assets	136,011	144,600
Total current assets	3,244,337	2,975,427
Marketable securities	2,036,658	1,416,737
Property, plant and equipment, net	1,742,226	1,571,387
Intangible assets, net	1,631,547	1,608,191
Goodwill	1,201,296	1,146,314
Investments and other assets	274,054	331,548
Total assets	$ 10,130,118	$ 9,049,604
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of notes payable and line of credit	$ 453,379	$ 3,292
Taxes payable	20,066	45,939
Accounts payable	203,999	186,448
Accrued expenses and other	979,945	677,210
Total current liabilities	1,657,389	912,889
Notes payable, line of credit and other financing arrangements	687,396	1,060,808
Long-term deferred tax liability	217,272	248,644
Other long-term liabilities	604,266	400,276
Total liabilities	3,166,323	2,622,617
Commitments and contingencies		
Equity:		
Biogen Idec Inc. shareholders' equity		
Preferred stock, par value $0.001 per share	—	—
Common stock, par value $0.0005 per share	127	128
Additional paid-in capital	3,854,525	4,185,048
Accumulated other comprehensive income (loss)	(55,305)	(26,535)
Retained earnings	4,486,794	3,106,761
Treasury stock, at cost; 17,655 shares and 13,518 shares, respectively	(1,324,618)	(839,903)
Total Biogen Idec Inc. shareholders' equity	6,961,523	6,425,499
Noncontrolling interests	2,272	1,488
Total equity	6,963,795	6,426,987
Total liabilities and equity	$ 10,130,118	$ 9,049,604

See accompanying notes to these consolidated financial statements.

BIOGEN IDEC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 1,380,033	$ 1,266,686	$ 898,573
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization of property, plant and equipment, and intangible assets	365,648	358,933	355,744
Acquired in-process research and development	—	—	271,376
Share-based compensation	118,566	113,005	167,826
Fair value adjustment of contingent consideration	27,202	36,065	—
Excess tax benefit from share-based compensation	(54,738)	(50,586)	(13,136)
Deferred income taxes	(116,900)	153,576	(81,410)
Write-down of inventory to net realizable value	24,821	25,446	11,808
Other	31,537	9,228	10,333
Changes in operating assets and liabilities, net:			
Accounts receivable	3,571	(73,374)	(99,227)
Due from unconsolidated joint business	(39,671)	(6,265)	(28,670)
Inventory	(140,309)	(59,219)	(4,527)
Other assets	(27,347)	(43,241)	(12,584)
Accrued expenses and other current liabilities	273,372	33,722	130,875
Other liabilities and taxes payable	34,112	(36,235)	17,692
Net cash flows provided by operating activities	1,879,897	1,727,741	1,624,673
Cash flows from investing activities:			
Proceeds from sales and maturities of marketable securities	2,749,558	2,276,720	2,668,694
Purchases of marketable securities	(3,334,434)	(3,696,995)	(1,988,394)
Acquisitions of businesses and variable interest entities, net of cash acquired	(72,401)	(5,000)	(157,428)
Purchases of property, plant and equipment	(254,548)	(208,020)	(173,055)
Proceeds from the sale of strategic investments and long-lived assets	10,058	43,480	—
Purchases of intangible assets	(6,634)	(44,155)	—
Purchases of other investments	(41,941)	(16,324)	(4,492)
Net cash flows (used in) provided by investing activities	(950,342)	(1,650,294)	345,325
Cash flows from financing activities:			
Purchase of treasury stock	(984,715)	(497,975)	(2,077,579)
Proceeds from issuance of stock for share-based compensation arrangements	67,493	314,650	183,486
Excess tax benefit from share-based compensation	54,738	50,586	13,136
Acquisition of noncontrolling interests	—	(148,264)	—
Net distributions to noncontrolling interests	(2,726)	(27,062)	(23,475)
Repayments of borrowings	(2,428)	(11,459)	(18,073)
Cash payments for contingent consideration	(2,500)	—	—
Net proceeds from financing arrangement for the sale of the San Diego facility	—	—	126,980
Other	(7,340)	(338)	10,606
Net cash flows used in financing activities	(877,478)	(319,862)	(1,784,919)
Net increase (decrease) in cash and cash equivalents	52,077	(242,415)	185,079
Effect of exchange rate changes on cash and cash equivalents	4,102	(2,641)	(7,370)
Cash and cash equivalents, beginning of the year	514,542	759,598	581,889
Cash and cash equivalents, end of the year	$ 570,721	$ 514,542	$ 759,598

See accompanying notes to these consolidated financial statements.

BIOGEN IDEC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Preferred stock		Common stock					Treasury stock				
	Shares	**Amount**	**Shares**	**Amount**	**Additional paid-in capital**	**Accumulated other comprehensive income (loss)**	**Retained earnings**	**Shares**	**Amount**	**Total Biogen Idec Inc. shareholders' equity**	**Noncontrolling interests**	**Total equity**
Balance, December 31, 2011	—	$ —	255,633	$ 128	$ 4,185,048	$ (26,535)	$ 3,106,761	(13,518)	$ (839,903)	$ 6,425,499	$ 1,488	$ 6,426,987
Net income							1,380,033			1,380,033	—	1,380,033
Other comprehensive income, net of tax						(28,770)				(28,770)	65	(28,705)
Distributions to noncontrolling interests										—	1,199	1,199
Capital contribution from noncontrolling interests										—	73	73
Deconsolidation of noncontrolling interests					(3)					(3)	(553)	(556)
Repurchase of common stock for Treasury pursuant to the 2011 share repurchase plan, at cost								(7,811)	(984,715)	(984,715)		(984,715)
Retirement of common stock pursuant to the 2011 share repurchase plan, at cost			(3,674)	(2)	(499,998)			3,674	500,000	—		—
Issuance of common stock under stock option and stock purchase plans			1,039	—	67,493					67,493		67,493
Issuance of common stock under stock award plan			1,239	1	(71,358)					(71,357)		(71,357)
Compensation expense related to share-based payments					123,956					123,956		123,956
Tax benefit from share-based payments					49,387					49,387		49,387
Balance, December 31, 2012	—	$ —	254,237	$ 127	$ 3,854,525	$ (55,305)	$ 4,486,794	(17,655)	$(1,324,618)	$ 6,961,523	$ 2,272	$ 6,963,795

See accompanying notes to these consolidated financial statements.

BIOGEN IDEC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY - (Continued)
(In thousands)

	Preferred stock		Common stock					Treasury stock				
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Shares	Amount	Total Biogen Idec Inc. shareholders' equity	Noncontrolling interests	Total equity
Balance, December 31, 2010	8	$ —	248,200	$ 124	$ 3,895,103	$ (21,610)	$ 1,872,481	(7,662)	$ (349,592)	$ 5,396,506	$ 52,937	$ 5,449,443
Net income							1,234,428			1,234,428	32,258	1,266,686
Other comprehensive income, net of tax						(4,925)				(4,925)	4,903	(22)
Distributions to noncontrolling interests							(148)			(148)	(26,914)	(27,062)
Acquisitions of noncontrolling interests					(125,641)					(125,641)	(61,696)	(187,337)
Repurchase of common stock for Treasury pursuant to the 2011 share repurchase plan, at cost								(6,018)	(497,975)	(497,975)		(497,975)
Issuance of common and treasury stock under stock option and stock purchase plans			5,458	3	306,982			162	7,664	314,649		314,649
Issuance of common stock under stock award plan			1,482	1	(50,954)					(50,953)		(50,953)
Conversion of preferred stock	(8)		493	—	—					—		—
Compensation expense related to share-based payments					117,347					117,347		117,347
Recharacterization of share-based awards from equity to cash-settled due to restructuring					(8,172)					(8,172)		(8,172)
Tax benefit from share-based payments					50,383					50,383		50,383
Balance, December 31, 2011	—	$ —	255,633	$ 128	$ 4,185,048	$ (26,535)	$ 3,106,761	(13,518)	$ (839,903)	$ 6,425,499	$ 1,488	$ 6,426,987

See accompanying notes to these consolidated financial statements.

BIOGEN IDEC INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY - (Continued)
(In thousands)

	Preferred stock		Common stock					Treasury stock				
	Shares	**Amount**	**Shares**	**Amount**	**Additional paid-in capital**	**Accumulated other comprehensive income (loss)**	**Retained earnings**	**Shares**	**Amount**	**Total Biogen Idec Inc. shareholders' equity**	**Noncontrolling interests**	**Total equity**
Balance, December 31, 2009	8	$ —	288,494	$ 144	$ 5,781,920	$ 50,496	$ 1,068,890	(13,639)	$ (679,920)	$ 6,221,530	$ 40,352	$ 6,261,882
Net income							1,005,273			1,005,273	(106,700)	898,573
Other comprehensive income, net of tax						(72,106)				(72,106)	(2,240)	(74,346)
Fair value of assets and liabilities acquired and assigned to noncontrolling interests (Note 20)										—	145,000	145,000
Distributions to noncontrolling interests										—	(33,891)	(33,891)
Capital contributions from noncontrolling interests										—	2,488	2,488
Termination of relationship with less than majority owned subsidiary										—	7,928	7,928
Repurchase of common stock for Treasury pursuant to the 2009 and 2010 share repurchase plans, at cost								(40,294)	(2,077,579)	(2,077,579)		(2,077,579)
Retirement of common stock pursuant to the 2009 and 2010 share repurchase plans			(40,294)	(20)	(2,077,559)			40,294	2,077,579	—		—
Issuance of treasury stock under stock option and stock purchase plans							(28,632)	4,020	212,118	183,486		183,486
Issuance of treasury stock under stock award plans							(173,050)	1,957	118,210	(54,840)		(54,840)
Compensation expense related to share-based payments					171,435					171,435		171,435
Tax benefit from share-based payments					19,307					19,307		19,307
Balance, December 31, 2010	8	$ —	248,200	$ 124	$ 3,895,103	$ (21,610)	$ 1,872,481	(7,662)	$ (349,592)	$ 5,396,506	$ 52,937	$ 5,449,443

See accompanying notes to these consolidated financial statements.

1. *Summary of Significant Accounting Policies*

Business Overview

Biogen Idec is a global biotechnology company focused on discovering, developing, manufacturing and marketing therapies for the treatment of multiple sclerosis and other autoimmune disorders, neurodegenerative diseases and hemophilia. We also collaborate on the development and commercialization of RITUXAN and anti-CD20 product candidates for the treatment of non-Hodgkin's lymphoma and other conditions.

Consolidation

Our consolidated financial statements reflect our financial statements, those of our wholly-owned subsidiaries and those of certain variable interest entities where we are the primary beneficiary. For consolidated entities where we own or are exposed to less than 100% of the economics, we record net income (loss) attributable to noncontrolling interests in our consolidated statements of income equal to the percentage of the economic or ownership interest retained in such entities by the respective noncontrolling parties. Intercompany balances and transactions are eliminated in consolidation.

In determining whether we are the primary beneficiary of an entity and therefore required to consolidate, we apply a qualitative approach that determines whether we have both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to that entity. These considerations impact the way we account for our existing collaborative relationships and other arrangements. We continuously assess whether we are the primary beneficiary of a variable interest entity as changes to existing relationships or future transactions may result in us consolidating or deconsolidating our partner(s) to collaborations and other arrangements.

Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates, judgments, and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments and methodologies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; our price to the customer is fixed or determinable; and collectability is reasonably assured.

Product Revenues

Revenues from product sales are recognized when title and risk of loss have passed to the customer, which is typically upon delivery. However, sales of TYSABRI in the U.S. are recognized on the "sell-through" model, that is, upon shipment of the product by Elan Pharma International, Ltd. (Elan), an affiliate of Elan Corporation, plc, to its third party distributor rather than upon shipment to Elan. Product revenues are recorded net of applicable reserves for discounts and allowances.

Reserves for Discounts and Allowances

We establish reserves for trade term discounts, wholesaler incentives, Medicaid rebates, Veterans Administration (VA) and Public Health Service (PHS) discounts, managed care rebates, product returns and other governmental rebates or applicable allowances, including those associated with the implementation of pricing actions in certain of the international markets in which we operate. Reserves established for these discounts and allowances are classified as reductions of accounts receivable (if the amount is payable to our direct customer) or a liability (if the amount is payable to a party other than our customer). These reserves are based on estimates of the amounts earned or to be claimed on the related sales. Our estimates take into consideration our historical experience, current contractual and statutory requirements, specific known market events and trends, and forecasted customer buying patterns. Actual amounts may ultimately differ from our estimates. If actual results vary, we will adjust these estimates, which could have an effect on earnings in the period of adjustment. The estimates we make with respect to these allowances represent the most significant judgments with regard to revenue recognition.

Product revenue reserves are categorized as follows: discounts, contractual adjustments and returns.

Discount reserves include trade term discounts and wholesaler incentives. Trade term discounts and wholesaler incentive reserves primarily relate to estimated obligations for credits to be granted to wholesalers for remitting payment on their purchases within established incentive periods and credits to be granted to wholesalers for compliance with various contractually-defined inventory management practices, respectively. We determine these reserves based on our experience, including the timing of customer payments.

Contractual adjustment reserves primarily relate to Medicaid and managed care rebates, VA and PHS discounts and other governmental rebates or applicable allowances.

- Medicaid rebate reserves relate to our estimated obligations to states under established reimbursement arrangements. Rebate accruals are recorded in the same period the related revenue is recognized resulting in a reduction of product revenue and the establishment of a liability which is included in other current liabilities. Our liability for Medicaid rebates consists of estimates for claims that a state will make for the current quarter, claims for prior quarters that have been estimated for which an invoice has not been received, invoices received for claims from the prior quarters that have not been paid, and an estimate of potential claims that will be made for inventory that exists in the distribution channel at period end.

- VA rebates or chargeback reserves represent our estimated obligations resulting from contractual commitments to sell products to qualified healthcare providers at prices lower than the list prices we charge to wholesalers which provide those products. The wholesaler charges us for the difference between what the wholesaler pays for the products and the ultimate selling price to the qualified healthcare providers. Rebate and chargeback reserves are established in the same period as the related revenue is recognized resulting in a reduction in product revenue and accounts receivable. Chargeback amounts are generally determined at the time of resale to the qualified healthcare provider from the wholesaler, and we generally issue credits for such amounts within a few weeks of the wholesaler notifying us about the resale. Our reserves for VA and chargebacks consists of amounts that we expect to issue for inventory that exists at the wholesalers that we expect will be sold to qualified healthcare providers and chargebacks that wholesalers have claimed for which we have not issued a credit.

- Managed care rebate reserves represent our estimated obligations to third parties, primarily pharmacy benefit managers. Rebate accruals are recorded in the same period the related revenue is recognized resulting in a reduction of product revenue and the establishment of a liability which is included in accrued expenses and other current liabilities. These rebates result from performance-based goals that are primarily based on attaining contractually specified sales volumes and growth and price increase limit allowances (price protection). The calculation of the accrual for these rebates is based on an estimate of the customer's buying patterns and the resulting applicable contractual rebate rate(s) to be earned over a contractual period.

- Other governmental rebates or applicable allowances primarily relate to mandatory rebates and discounts in markets where government-sponsored healthcare systems are the primary payers for healthcare.

Product return reserves are established for returns expected to be made by wholesalers and are recorded in the period the related revenue is recognized, resulting in a reduction to product sales. In accordance with contractual terms, wholesalers are permitted to return product for reasons such as damaged or expired product. The majority of wholesaler returns are due to product expiration. Expired product return reserves are estimated through a comparison of historical return data to their related sales on a production lot basis. Historical rates of return are determined for each product and are adjusted for known or expected changes in the marketplace specific to each product.

In addition to the discounts and rebates described above and classified as a reduction of revenue, we also maintain certain customer service contracts with distributors and other customers in the distribution channel that provide us with inventory management and distribution services.

In countries where we expect to collect receivables greater than one year, at the time of sale, we discount our revenues over the period of time that we estimate those amounts will be paid using our estimate of the country's borrowing rate. The related receivables are classified at the time of sale as long-term assets. We accrete interest income on these receivables, which is recognized as a component of other income (expense), net within our consolidated statement of income.

We also distribute no-charge product to qualifying patients under our patient assistance and patient replacement goods program. This program is administered through one of our distribution partners, which ships product for qualifying patients from its own inventory received from us. Gross revenue and the related reserves are not recorded on product shipped under this program and cost of sales is recorded when the product is shipped.

Revenues from Unconsolidated Joint Business

We collaborate with Genentech on the development and commercialization of RITUXAN. For additional information related to our collaboration with Genentech, please read Note 21, *Collaborative and Other Relationships*, to these consolidated financial statements. Revenues from unconsolidated joint business consist of (1) our share of pre-tax co-promotion profits in the U.S.; (2) reimbursement of our selling and development expense in the U.S.; and (3) revenue on sales of RITUXAN in the rest of world, which consists of our share of pre-tax co-promotion profits in Canada and royalty revenue on sales of RITUXAN outside the U.S. and Canada by F. Hoffmann-La Roche Ltd. (Roche) and its sublicensees. Pre-tax co-promotion profits are calculated and paid to us by Genentech in the U.S. and by Roche in Canada. Pre-tax co-promotion profits consist of U.S. and Canadian sales of RITUXAN to third-party customers net of discounts and allowances less the cost to manufacture RITUXAN, third-party royalty expenses, and distribution, selling and marketing, and joint development expenses incurred by Genentech, Roche and us. We record our share of the pretax co-promotion profits in Canada and royalty revenues on sales of RITUXAN outside the U.S. on a cash basis. Additionally, our share of the pretax co-promotion profits in the U.S. includes estimates made by Genentech and us and those estimates are subject to change. Actual results may ultimately differ from our estimates.

Royalty Revenues

We receive royalty revenues on sales by our licensees of other products covered under patents that we own. We do not have future performance obligations under these license arrangements. We record these revenues based on estimates of the sales that occurred during the relevant period. The relevant period estimates of sales are based on interim data provided by licensees and analysis of historical royalties that have been paid to us, adjusted for any changes in facts and circumstances, as appropriate. Differences between actual and estimated royalty revenues are adjusted for in the period in which they become known, typically the following quarter. Historically, adjustments have not been material when compared to actual amounts paid by licensees. If we are unable to reasonably estimate royalty revenue or do not have access to the information, then we record royalty revenues on a cash basis.

Milestone Revenues

We execute collaborative and other agreements which may contain milestone payments. Revenues from milestones, if they are considered substantive, are recognized upon successful accomplishment of the milestones. Determining whether a milestone is substantive involves judgment, including an assessment of our involvement in achieving the milestones and whether the amount of the payment is commensurate to our performance. If not considered substantive, milestones are initially deferred and recognized over the remaining performance obligation.

Multiple-Element Revenue Arrangements

We may enter into transactions that involve the sale of products and related services under multiple element arrangements. In accounting for these transactions, we allocate revenue to the various elements based on their selling price. The selling price of a revenue generating element can be based on current selling prices offered by us or another party for current products or management's best estimate of a selling price for future products. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

Fair Value Measurements

We have certain financial assets and liabilities recorded at fair value which have been classified as Level 1, 2 or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements.

- *Level 1* — Fair values are determined utilizing quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;
- *Level 2* — Fair values are determined by utilizing quoted prices for identical or similar assets and liabilities in active markets or other market observable inputs such as interest rates, yield curves and foreign currency spot rates; and
- *Level 3* — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The majority of our financial assets and liabilities have been classified as Level 2. Our financial assets and liabilities (which include our cash equivalents, derivative contracts, marketable debt securities, and plan assets for deferred compensation) have been initially valued at the transaction price and subsequently valued, at the end of each reporting period, utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation models, including both income and market based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.

We validate the prices provided by our third party pricing services by reviewing their pricing methods and matrices, obtaining market values from other pricing sources and analyzing pricing data in certain instances. After completing our validation procedures, we did not adjust or override any fair value measurements provided by our pricing services as of December 31, 2012 and 2011, respectively.

We also maintain venture capital investments classified as Level 3 whose fair value is initially measured at transaction prices and subsequently valued using the pricing of recent financing or by reviewing the underlying economic fundamentals and liquidation value of the companies. These investments include investments in certain biotechnology oriented venture capital funds which primarily invest in small privately-owned, venture-backed biotechnology companies. The fair value of our investments in these venture capital funds has been estimated using the net asset value of the fund. Gains and losses (realized and unrealized) included in earnings for the period are reported in other income (expense), net. The investments cannot be redeemed within the funds. Distributions from each fund will be received as the underlying investments of the fund are liquidated. The funds and therefore a majority of the underlying assets of the funds will not be liquidated in the near future. We apply judgments and estimates when we validate the prices provided by third parties. While we believe the valuation methodologies are appropriate, the use of valuation methodologies is highly judgmental and changes in methodologies can have a material impact on our results of operations.

Other

The carrying amounts reflected in the consolidated balance sheets for cash equivalents, current accounts receivable, due from unconsolidated joint business, other current assets, accounts payable, and accrued expenses and other, approximate fair value due to their short-term maturities.

Cash and Cash Equivalents

We consider only those investments which are highly liquid, readily convertible to cash and that mature within three months from date of purchase to be cash equivalents. As of December 31, 2012 and 2011, cash equivalents were comprised of money market funds and commercial paper, repurchase agreements, and other debt securities with maturities less than 90 days from the date of purchase.

Accounts Receivable

The majority of our accounts receivable arise from product sales and primarily represent amounts due from our wholesale distributors, public hospitals and other government entities. We monitor the financial performance and credit worthiness of our large customers so that we can properly assess and respond to changes in their credit profile. We provide reserves against trade receivables for estimated losses that may result from a customer's inability to pay. Amounts determined to be uncollectible are charged or written-off against the reserve. To date, such losses have not exceeded management's estimates.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk include cash and cash equivalents, investments, derivatives, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and investments by investing in a broad and diverse range of financial instruments as previously defined by us. We have established guidelines related to credit ratings and maturities intended to safeguard principal balances and maintain liquidity. Our investment portfolio is maintained in accordance with our investment policy, which defines allowable investments, specifies credit quality standards and limits the credit exposure of any single issuer. We minimize credit risk resulting from derivatives instruments by choosing only highly rated financial institutions as counterparties.

Concentrations of credit risk with respect to receivables, which are typically unsecured, are limited due to the wide variety of customers and markets using our products, as well as their dispersion across many different geographic areas. The majority of our accounts receivable arise from product sales in the United States and Europe and have standard payment terms which generally require payment within 30 to 90 days. We continue to monitor these economic conditions and assess the impacts of such changes in the relevant financial markets on our business, especially in light of sovereign credit developments. For additional information related to this concentration of credit risk, please read Note 5, *Accounts Receivable* to these consolidated financial statements.

As of December 31, 2012 and 2011, one wholesale distributor accounted for approximately 14.5% and 14.1% of consolidated receivables, respectively.

Marketable Securities and Other Investments

Marketable Debt Securities

Available-for-sale debt securities are recorded at fair market value and unrealized gains and losses are included in accumulated other comprehensive income (loss) in equity, net of related tax effects, unless the security has experienced a credit loss, we have determined that we have the intent to sell the security or we have determined that it is more likely than not that we will have to sell the security before its expected recovery. Realized gains and losses are reported in other income (expense), net, on a specific identification basis.

Marketable Equity Securities

Our marketable equity securities represent investments in publicly traded equity securities and are included in investments and other assets within our consolidated balance sheet. When assessing whether a decline in the fair value of a marketable equity security is other-than-temporary, we consider the fair market value of the security, the duration of the security's decline, and prospects for the underlying business, including favorable or adverse clinical trial results, new product initiatives and new collaborative agreements with the companies in which we have invested.

Non-Marketable Equity Securities

We also invest in equity securities of companies whose securities are not publicly traded and where fair value is not readily available. These investments are recorded using either the cost method or the equity method of accounting, depending on our ownership percentage and other factors that suggest we have significant influence. We monitor these investments to evaluate whether any decline in their value has occurred that would be other-than-temporary, based on the implied value of recent company financings, public market prices of comparable companies, and general market conditions and are included in investments and other assets within our consolidated balance sheet.

Evaluating Investments for Other-than-Temporary Impairments

We conduct periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive income.

For available-for-sale debt securities with unrealized losses, management performs an analysis to assess whether we intend to sell or whether we would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. Where we intend to sell a security, or may be required to do so, the security's decline in fair value is deemed to be other-than-temporary and the full amount of the unrealized loss is reflected within earnings as an impairment loss.

Regardless of our intent to sell a security, we perform additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are identified where we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security.

For equity securities, when assessing whether a decline in value is other-than-temporary, we consider the fair market value of the security, the duration of the security's decline, and the financial condition of the issuer. We then consider our intent and ability to hold the equity security for a period of time sufficient to recover our carrying value. Where we have determined that we lack the intent and ability to hold an equity security to its expected recovery, the security's decline in fair value is deemed to be other-than-temporary and is reflected within earnings as an impairment loss.

Equity Method of Accounting

In circumstances where we have the ability to exercise significant influence over the operating and financial policies of a company in which we have an investment, we utilize the equity method of accounting for recording investment activity. In assessing whether we exercise significant influence, we consider the nature and magnitude of our investment, the voting and protective rights we hold, any participation in the governance of the other company, and other relevant factors such as the presence of a collaboration or other business relationship. Under the equity method of accounting, we will record within our results of operations our share of income or loss of the other company.

Inventory

Inventories are stated at the lower of cost or market with cost determined in a manner that approximates the first-in, first-out (FIFO) method. Included in inventory are common or fungible raw materials used in the production of pre-clinical and clinical products, which are expensed as research and development costs when consumed.

Capitalization of Inventory Costs

We capitalize inventory costs associated with our products prior to regulatory approval, when, based on management's judgment, future commercialization is considered probable and the future economic benefit is expected to be realized. We consider numerous attributes in evaluating whether the costs to manufacture a particular product should be capitalized as an asset. We assess the regulatory approval process and where the particular product stands in relation to that approval process, including any known safety or efficacy concerns, potential labeling restrictions and other impediments to approval. We evaluate our anticipated research and development initiatives and constraints relating to the product and the indication in which it will be used. We consider our manufacturing environment including our supply chain in determining logistical constraints that could hamper approval or commercialization. We consider the shelf life of the product in relation to the expected timeline for approval and we consider patent related or contract issues that may prevent or delay commercialization. We also base our judgment on the viability of commercialization, trends in the marketplace and market acceptance criteria. Finally, we consider the reimbursement strategies that may prevail with respect to the product and assess the economic benefit that we are likely to realize. We expense previously capitalized costs related to pre-approval inventory upon a change in such judgment, due to, among other potential factors, a denial or significant delay of approval by necessary regulatory bodies.

As of December 31, 2012, $38.3 million of our inventory, including costs associated with our TECFIDERA, Serum-Free AVONEX, Factor VIII and Factor IX programs, have been capitalized in advance of regulatory approval. As of December 31, 2011, the carrying value of our inventory did not include any costs associated with products that had not yet received regulatory approval.

Obsolescence and Unmarketable Inventory

We periodically review our inventories for excess or obsolete inventory and write-down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual net realizable value is less than that estimated by us, or if it is determined that inventory utilization will further diminish based on estimates of demand, additional inventory write-downs may be required. Additionally, our products are subject to strict quality control and monitoring which we perform throughout the manufacturing process. In the event that certain batches or units of product no longer meet quality specifications or become obsolete due to expiration, we will record a charge to cost of sales to write-down any obsolete or otherwise unmarketable inventory to its estimated net realizable value. In all cases product inventory is carried at the lower of cost or its estimated net realizable value. Amounts written-down due to unmarketable inventory are charged to cost of sales, excluding amortization of acquired intangible assets.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The cost of normal, recurring, or periodic repairs and maintenance activities related to property, plant and equipment are expensed as incurred. The cost for planned major maintenance activities, including the related acquisition or construction of assets, is capitalized if the repair will result in future economic benefits.

Interest costs incurred during the construction of major capital projects are capitalized until the underlying asset is ready for its intended use, at which point the interest costs are amortized as depreciation expense over the life of the underlying asset. We also capitalize certain direct and incremental costs associated with the validation effort required for licensing by regulatory agencies of manufacturing equipment for the production of a commercially approved drug. These costs primarily include direct labor and material and are incurred in preparing the equipment for its intended use. The validation costs are amortized over the life of the related equipment.

In addition, we capitalize certain internal use computer software development costs. If the software is an integral part of production assets, these costs are included in machinery and equipment and are amortized on a straight-line basis over the estimated useful lives of the related software, which generally range from three to five years.

We generally depreciate or amortize the cost of our property, plant and equipment using the straight-line method over the estimated useful lives of the respective assets, which are summarized as follows:

Asset Category	Useful Lives
Land	Not depreciated
Buildings	15 to 40 years
Leasehold Improvements	Lesser of the useful life or the term of the respective lease
Furniture and Fixtures	5 to 7 years
Machinery and Equipment	5 to 20 years
Computer Software and Hardware	3 to 5 years

When we dispose of property, plant and equipment, we remove the associated cost and accumulated depreciation from the related accounts on our consolidated balance sheet and include any resulting gain or loss in our consolidated statement of income.

Intangible Assets

Our intangible assets consist of patents, licenses, core developed technology, in-process research and development acquired after January 1, 2009, trademarks, trade names, and assembled workforce. The majority of our intangible assets were recorded in connection with the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in 2003. Our intangible assets are recorded at fair value at the time of their acquisition and are stated within our consolidated balance sheets net of accumulated amortization and impairments, if applicable.

Intangible assets related to patents, licenses, and core developed technology are amortized over their estimated useful lives using the economic consumption method if anticipated future revenues can be reasonably estimated; the straight-line method is used when revenues cannot be reasonably estimated. Our amortization policy reflects the pattern that the economic benefits of the intangible assets are consumed. The useful lives of our intangible assets are primarily based on the legal or contractual life of the underlying patent or contract, which does not include additional years for the potential extension or renewal of the contract or patent. Intangible assets related to patents and licenses are amortized over their remaining estimated useful lives. Intangible assets related to trademarks, trade names and in-process research and development prior to commercialization are not amortized because they have indefinite lives, however they are subject to review for impairment. We review our intangible assets with indefinite lives for impairment annually, as of October 31, and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Our most significant intangible asset is the core technology related to our AVONEX product. We consume the economic benefits of this asset as AVONEX revenue is generated. Thus, our economic consumption model for this asset involves calculating a ratio of actual current period sales to total anticipated sales for the life of the product and applying this ratio to the carrying amount of the intangible asset. An analysis of the anticipated lifetime revenue of AVONEX is performed at least annually during our long range planning cycle, and this analysis serves as the basis for the calculation of our economic consumption amortization model. We believe this process has allowed us to reliably determine the best estimate of the pattern in which we will consume the economic benefits of our core technology intangible asset.

Acquired In-process Research and Development (IPR&D)

Acquired IPR&D represents the fair value assigned to research and development assets that have not been completed at the date of acquisition. The value assigned to acquired IPR&D is determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting revenue from the projects, and discounting the net cash flows to present value. The revenue and costs projections used to value acquired IPR&D were, as applicable, reduced based on the probability of success of developing a new drug. Additionally, the projections considered the relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by us and our competitors. The rates utilized to discount the net cash flows to their present value were commensurate with the stage of development of the projects and uncertainties in the economic estimates used in the projections described above.

We measure acquired IPR&D in business combinations completed prior to January 1, 2009, at fair value and expensed it on acquisition date if that technology lacked an alternative future use, or capitalized it as an intangible asset if certain criteria were met; however, effective January 1, 2009, when we purchase a business, the acquired IPR&D is measured at fair value, capitalized as an intangible asset and amortized upon commercialization over its estimated useful life. If we acquire an asset or group of assets that do not meet the definition of a business under applicable accounting standards, then the acquired IPR&D is expensed on its acquisition date. Future costs to develop these assets are expensed as incurred if the technology lacks alternative future uses.

We review amounts capitalized as acquired IPR&D for impairment at least annually, as of October 31, and whenever events or changes in circumstances indicate that the carrying value of the assets might not be recoverable.

When performing our impairment assessment, we first assess qualitative factors to determine whether it is necessary to recalculate the fair value of our acquired IPR&D. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of acquired IPR&D is less than its carrying amount, we calculate the fair value using the same methodology as described above. If the carrying value of our acquired IPR&D exceeds its fair value, then the intangible asset is written-down to their fair values.

Goodwill

Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets when accounted for using the purchase method of accounting. Goodwill is not amortized, but reviewed for impairment. Goodwill is reviewed annually, as of October 31, and whenever events or changes in circumstances indicate that the carrying value of the goodwill might not be recoverable.

We first assess qualitative factors to determine whether it is necessary to perform the current two-step impairment test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of our reporting unit is less than its carrying amount, the quantitative two-step impairment test is required; otherwise, no further testing is required. In the first step, we compare the fair value of our reporting unit to its carrying value. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of our reporting unit, then the second step of the impairment test is performed in order to determine the implied fair value of our reporting unit's goodwill. If the carrying value of our reporting unit's goodwill exceeds its implied fair value, then the company records an impairment loss equal to the difference. As described in Note 26, *Segment Information* to these consolidated financial statements, we operate in one business segment which we consider our only reporting unit.

Impairment of Long-Lived Assets

Long-lived assets to be held and used, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be recoverable.

Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their fair values. Long-lived assets to be disposed of are carried at fair value less costs to sell.

Contingent Consideration

The consideration for our acquisitions often includes future payments that are contingent upon the occurrence of a particular event. For acquisitions completed after January 1, 2009, we record a contingent consideration obligation for such contingent payments at fair value on the acquisition date. We estimate the fair value of contingent consideration obligations through valuation models that incorporate probability adjusted assumptions related to the achievement of the milestones and thus likelihood of making related payments. We revalue these contingent consideration obligations each reporting period. Changes in the fair value of our contingent consideration obligations are recognized within our consolidated statements of income. Changes in the fair value of the contingent consideration obligations can result from changes to one or multiple inputs, including adjustments to the discount rates and periods utilized, changes in the amount or timing of expected expenditures associated with product development, changes in the amount or timing of cash flows and reserves associated with products upon commercialization, changes in the assumed achievement or timing of any development milestones, changes in the probability of certain clinical events and changes in the assumed probability associated with regulatory approval.

Discount rates in our valuation models represent a measure of the credit risk associated with settling the liability. The period over which we discount our contingent obligations is based on the current development stage of the product candidates, our specific development plan for that product candidate adjusted for the probability of completing the development step, and when the contingent payments would be triggered. In determining the probability of success, we utilize data regarding similar milestone events from several sources, including industry studies and our own experience. These fair value measurements are based on significant inputs not observable in the market. Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, changes in assumptions could have a material impact on the amount of contingent consideration expense we record in any given period.

Derivative Instruments and Hedging Activities

We recognize all derivative instruments as either assets or liabilities at fair value in our consolidated balance sheets. Changes in the fair value of derivatives are recorded each period in current earnings or accumulated other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. We classify the cash flows from these instruments in the same category as the cash flows from the hedged items. We do not hold or issue derivative instruments for trading or speculative purposes.

We assess, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows or fair values of the hedged items. We also assess hedge ineffectiveness on a quarterly basis and record the gain or loss related to the ineffective portion to current earnings to the extent significant. If we determine that a forecasted transaction is no longer probable of occurring, we discontinue hedge accounting for the affected portion of the hedge instrument, and any related unrealized gain or loss on the contract is recognized in current earnings.

Translation of Foreign Currencies

The functional currency for most of our foreign subsidiaries is their local currency. For the Company's non-U.S. subsidiaries that transact in functional currency other than the U.S. dollar, assets and liabilities are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average foreign exchange rates for the period. Adjustments resulting from the translation of the financial statements of our foreign operations into U.S. dollars are excluded from the determination of net income and are recorded in accumulated other comprehensive income, a separate component of equity. For subsidiaries where the functional currency differs from the local currency, non-monetary assets and liabilities are translated at the rate of exchange in effect on the date assets were acquired while monetary assets and liabilities are translated at current rates of exchange as of the balance sheet date. Income and expense items are translated at the average foreign currency rates for the period. Translation adjustments of these subsidiaries are included in net income.

Accounting for Share-Based Compensation

Our share-based compensation programs grant awards which have included stock options, restricted stock units which vest based on stock performance known as market stock units (MSUs), performance-vested restricted stock units which will be settled in cash (CSPSs), performance-vested restricted stock units which settle in shares (PVRSUs), time-vested restricted stock units (RSUs) and shares issued under our employee stock purchase plan (ESPP). We charge the estimated fair value of awards against income over the requisite service period, which is generally the vesting period. Where awards are made with non-substantive vesting periods (for instance, where a portion of the award vests upon retirement eligibility), we estimate and recognize expense based on the period from the grant date to the date on which the employee is retirement eligible.

The fair values of our stock option grants are estimated as of the date of grant using a Black-Scholes option valuation model. The estimated fair values of the stock options are then expensed over the options' vesting periods.

The fair values of our RSUs are based on the market value of our stock on the date of grant. Compensation expense for RSUs is recognized over the applicable vesting period.

We apply an accelerated attribution method to recognize stock based compensation expense, net of estimated forfeitures, when accounting for our MSUs. The probability of actual shares expected to be earned is considered in the grant date valuation, therefore the expense will not be adjusted to reflect the actual units earned.

We apply an accelerated attribution method to recognize stock based compensation expense when accounting for our CSPSs and the fair value of the liability is remeasured at the end of each reporting period through expected cash settlement. Compensation expense associated with CSPSs is based upon the stock price and the number of units expected to be earned after assessing the probability that certain performance criteria will be met and the associated targeted payout level that is forecasted will be achieved, net of estimated forfeitures. Cumulative adjustments are recorded each quarter to reflect changes in the stock price and estimated outcome of the performance-related conditions until the date results are determined and settled.

We apply an accelerated attribution method to recognize stock based compensation expense when accounting for our PVRSUs. The number of units reflected as granted represents the target number of shares that are eligible to vest in full or in part and are earned subject to the attainment of certain performance criteria established at the beginning of the performance period. Compensation expense associated with these units is initially based upon the number of shares expected to vest after assessing the probability that certain performance criteria will be met and the associated targeted payout level that is forecasted will be achieved, net of estimated forfeitures. Cumulative adjustments are recorded quarterly to reflect subsequent changes in the estimated outcome of performance-related conditions until the date results are determined.

The purchase price of common stock under our ESPP is equal to 85% of the lower of (i) the market value per share of the common stock on the participant's entry date into an offering period or (ii) the market value per share of the common stock on the purchase date. However, for each participant whose entry date is other than the start date of the offering period, the amount shall in no event be less than the market value per share of the common stock as of the beginning of the related offering period. The fair value of the discounted purchases made under our ESPP is calculated using the Black-Scholes model. The fair value of the look-back provision plus the 15% discount is recognized as compensation expense over the purchase period. We apply a graded vesting approach since our ESPP provides for multiple purchase periods and is, in substance, a series of linked awards.

Research and Development Expenses

Research and development expenses consist of upfront fees and milestones paid to collaborators and expenses incurred in performing research and development activities, including compensation and benefits, facilities expenses, overhead expenses, clinical trial and related clinical manufacturing expenses, fees paid to clinical research organizations (CROs) and other outside expenses. Research and development expenses are expensed as incurred. Payments we make for research and development services prior to the services being rendered are recorded as prepaid assets on our consolidated balance sheets and are expensed as the services are provided. We also accrue the costs of ongoing clinical trials associated with programs that have been terminated or discontinued for which there is no future economic benefit at the time the decision is made to terminate or discontinue the program.

From time to time, we enter into development agreements in which we share expenses with a collaborative partner. We record payments received from our collaborative partners for their share of the development costs as a reduction of research and development expense, except as discussed within Note 21, *Collaborative and Other Relationships* to these consolidated financial statements. Expenses incurred by Genentech in the development of RITUXAN are not recorded as research and development expense, but rather reduce our share of co-promotion profits recorded as a component of unconsolidated joint business revenues.

For collaborations with commercialized products, if we are the principal, we record revenue and the corresponding operating costs in their respective line items within our consolidated statements of income. If we are not the principal, we record operating costs as a reduction of revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are primarily comprised of compensation and benefits associated with sales and marketing, finance, human resources, legal and other administrative personnel, outside marketing, advertising and legal expenses and other general and administrative costs.

Advertising costs are expensed as incurred. For the years ended December 31, 2012, 2011 and 2010, advertising costs totaled $54.3 million, $45.3 million and $35.3 million, respectively.

Income Taxes

The provision for income taxes includes federal, state, local and foreign taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be recovered or settled. We evaluate the realizability of our deferred tax assets and establish a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

We account for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. We evaluate uncertain tax positions on a quarterly basis and consider various factors, including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. We also accrue for potential interest and penalties, related to unrecognized tax benefits in income tax expense.

Contingencies

We are currently involved in various claims and legal proceedings. Loss contingency provisions are recorded if the potential loss from any claim, asserted or unasserted, or legal proceeding is considered probable and the amount can be reasonably estimated or a range of loss can be determined. These accruals represent management's best estimate of probable loss. Disclosure also is provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. On a quarterly basis, we review the status of each significant matter and assess its potential financial exposure. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise our estimates. These revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations and financial position.

Restructuring Charges

We have made estimates and judgments regarding the amount and timing of our restructuring expense and liability, including current and future period termination benefits and other exit costs to be incurred when related actions take place. We have also assessed the recoverability of certain long-lived assets employed in the business and, in certain instances shortened the expected useful life of the assets based on changes in their expected use. When we determine that the useful lives of assets are shorter than we had originally estimated, we record additional depreciation to reflect the assets' new shorter useful lives. Severance and other related costs and asset-related charges are reflected within our consolidated statement of income as a component of total restructuring charges incurred. Actual results may differ from these estimates. For additional information related to our recent restructuring efforts, please read Note 3, *Restructuring*, to these consolidated financial statements.

Earnings per Share

Basic earnings per share is computed using the two-class method. Under the two-class method, undistributed net income is allocated to common stock and participating securities based on their respective rights to share in dividends. We have determined that our preferred shares meet the definition of participating securities and, to the extent any are outstanding during a period, have allocated a portion of net income to our preferred shares on a pro rata basis. Net income allocated to preferred shares is excluded from the calculation of basic earnings per share.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* (ASU 2012-02). This newly issued accounting standard allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for indefinite-lived intangibles other than goodwill. Under that option, an entity would no longer be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on that qualitative assessment, that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. This ASU is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We adopted this standard in the fourth quarter of 2012, which did not have a material impact on our financial or results of operations.

2. Acquisitions

Stromedix, Inc.

On March 8, 2012, we completed our acquisition of all the outstanding stock of Stromedix, Inc., a privately held company located in Cambridge, Massachusetts. Stromedix was a business involved in the discovery of antibodies designed to treat fibrosis disorders. Stromedix' lead candidate, STX-100, was in Phase 2a of development in patients with idiopathic pulmonary fibrosis (IPF). The purchase price included a $75.0 million cash payment and up to a maximum of $487.5 million in contingent consideration in the form of development and approval milestones, of which $275.0 million relates directly to the development and approval of STX-100 for the treatment of IPF. The acquisition was funded from our existing cash on hand and has been accounted for as the acquisition of a business. In addition to acquiring the outstanding stock of the entity and obtaining the rights to STX-100, we obtained the services of key employees and the rights to a second antibody and an antibody conjugate, which are both in preclinical development.

Upon acquisition, we recorded a contingent consideration obligation of $122.2 million representing the fair value of the contingent consideration. This amount was estimated through a valuation model that incorporates industry based probability adjusted assumptions relating to the achievement of these milestones and the likelihood of us making payments. This fair value measurement is based upon significant inputs not observable in the market and therefore represents a Level 3 measurement. Subsequent changes in the fair value of this obligation will be recognized as adjustments to contingent consideration and reflected within our condensed consolidated statements of income. For additional information related to our fair value of this obligation, please read Note 9, *Fair Value Measurements* to these consolidated financial statements.

The purchase price consists of the following:

(In millions)		
Cash portion of consideration	$	75.0
Fair value of pre-existing equity ownership		10.2
Contingent consideration		122.2
Total purchase price	$	207.4

The following table summarizes the estimated fair values of the separately identifiable assets acquired and liabilities assumed as of March 8, 2012:

(In millions)		
In-process research and development	$	219.2
Goodwill		48.2
Deferred tax assets		17.8
Deferred tax liability		(77.9)
Other, net		0.1
Total purchase price	$	207.4

We estimated the fair value of the IPR&D programs acquired through a probability adjusted cash flow analysis utilizing a discount rate of 20.0%. Substantially all of the fair value is attributed to the primary indication of the lead candidate, STX-100, which is expected to be completed no earlier than fiscal 2020 at a remaining cost as of the acquisition date of approximately $290.0 million. The fair value associated with STX-100 for the treatment of IPF was $202.6 million. These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 fair value measurements.

The goodwill is related to establishing a deferred tax liability for the IPR&D intangible assets which have no tax basis and, therefore, are not tax deductible.

Pro forma results of operations would not be materially different as a result of the acquisition of Stromedix and therefore are not presented. After the acquisition date, our results of operations include the results of Stromedix.

Prior to the acquisition of Stromedix, we had an equity interest equal to approximately 5.0% of the company's total capital stock (on an "as converted" basis) pursuant to a license agreement we entered into with Stromedix in 2007 for the development of the STX-100 product candidate. Based on the fair market value of this equity interest derived from the purchase price, we recognized a gain of approximately $9.0 million in the first quarter of 2012, which was recorded as a component of other income (expense), net within our consolidated statement of income.

Noncontrolling Interest in Joint Ventures

On September 6, 2011, we completed the purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH, our respective sales affiliates in Italy and Switzerland, from our joint venture partners, Dompé Farmaceutici SpA and Dompé International SA, respectively. This transaction was funded from our existing cash on hand and has been accounted for as the acquisition of a noncontrolling interest. The purchase price of these shares was comprised of cash payments totaling $152.9 million plus up to $42.5 million in contingent consideration payable upon the achievement of commercial and regulatory milestones using exchange rates at the time of the transaction. As these amounts reflect payments to acquire a noncontrolling interest, these payments and the accrual of a liability related to the contingent consideration were recorded as a reduction in the noncontrolling interest for these entities with the remainder to additional paid in capital.

Upon acquisition, we recorded a contingent consideration obligation of $38.8 million representing the acquisition date fair value of the contingent consideration. This amount was estimated through a valuation model that incorporates probability weighted assumptions relating to the achievement of these milestones and thus the likelihood of us making payments. Subsequent changes in the fair value of this obligation will be recognized as adjustments to contingent consideration within our consolidated statements of income. For additional information related to our valuation of this obligation, please read Note 9, *Fair Value Measurements* to these consolidated financial statements.

In connection with our purchase of the noncontrolling interest in our joint venture investment in Biogen Dompé SRL, we entered into a credit assignment agreement with Dompé Farmaceutici SpA. Under the terms of this agreement, Dompé Farmaceutici SpA purchased all of Biogen Dompé SRL's outstanding receivables as of June 30, 2011, adjusted for cash received through September 5, 2011, for $104.6 million. We have no retained interests in the receivables and have accounted for this transaction as a sale. The carrying value of these receivables exceeded their fair value, which was determined by management using significant inputs not observable in the market and thus represents a Level 3 fair value measurement, and accordingly we recognized a loss of $1.8 million upon their disposition.

In addition, balances outstanding under Biogen Dompé SRL's credit line from Dompé Farmaceutici SpA were repaid in September 2011.

Biogen Idec International Neuroscience GmbH

In December 2010, we acquired 100% of the stock of Biogen Idec International Neuroscience GmbH (BIN), formerly Panima Pharmaceuticals AG, an affiliate of Neurimmune AG. The purchase price was comprised of a $32.5 million cash payment plus up to $395.0 million in contingent consideration payable upon the achievement of development milestones. BIN is a business involved in the discovery of antibodies designed to treat neurological disorders. Upon acquisition, we recorded a contingent consideration obligation of $81.2 million representing the acquisition date fair value of the contingent consideration. Subsequent changes in the fair value of this obligation are recognized as adjustments to contingent consideration within our consolidated statements of income. We allocated $110.9 million and $25.6 million of the total purchase price to acquired IPR&D and goodwill, respectively. The amount allocated to acquired IPR&D represented the fair value of the IPR&D programs acquired. The goodwill recognized is primarily attributable to establishing a deferred tax liability for the acquired IPR&D asset, which is not deductible for income tax purposes. For additional information related to our valuation of our contingent consideration obligation, please read Note 9, *Fair Value Measurements* to these consolidated financial statements.

Biogen Idec Hemophilia Inc.

In connection with our acquisition of Biogen Idec Hemophilia Inc. (BIH), formerly Syntonix Pharmaceuticals, Inc. (Syntonix), in January 2007, we agreed to pay up to an additional $80.0 million if certain milestone events associated with the development of BIH's lead product, long-lasting recombinant Factor IX, a product for the treatment of hemophilia B, are achieved. The first $40.0 million contingent payment was achieved in the first quarter of 2010 upon initiation of patient enrollment in a registrational trial of Factor IX. We recorded this payment as a charge to acquired IPR&D within our consolidated statement of income in 2010, in accordance with the accounting standards applicable to business combinations when we acquired BIH.

An additional $20.0 million contingent payment will occur if prior to the tenth anniversary of the closing date, the FDA grants approval of a Biologic License Application for Factor IX. A second $20.0 million contingent payment will occur if prior to the tenth anniversary of the closing date, a marketing authorization is granted by the EMA for Factor IX. If earned, these payments will be capitalized as an intangible asset when the related milestones are achieved.

3. Restructuring

In November 2010, we announced a number of strategic, operational, and organizational initiatives designed to provide a framework for the future growth of our business and realign our overall structure to become a more efficient and cost effective organization. As part of this initiative:

- We out-licensed or terminated certain research and development programs, including those in oncology and cardiovascular medicine, that are no longer a strategic fit for us.
- We completed a 13% reduction in workforce spanning our sales, research and development, and administrative functions.
- We vacated and recognized the sale of the San Diego, California facility as well as consolidated certain of our Massachusetts facilities.

Costs associated with our workforce reduction primarily related to employee severance and benefits. Facility consolidation costs are primarily comprised of charges associated with closing these facilities, related lease obligations and additional depreciation recognized when the expected useful lives of certain assets have been shortened due to the consolidation and closing of related facilities and the discontinuation of certain research and development programs. As of December 31, 2012, substantially all restructuring charges have been incurred and paid.

The following table summarizes the activity of our restructuring liability:

(In millions)	Workforce Reduction	Facility Consolidation	Total
Restructuring reserve as of December 31, 2010	$ 60.6	$ 5.8	$ 66.4
Expense	15.8	2.4	18.2
Payments	(81.8)	(3.9)	(85.7)
Adjustments to previous estimates, net	(2.9)	—	(2.9)
Other adjustments	8.6	(3.2)	5.4
Restructuring reserve as of December 31, 2011	$ 0.3	$ 1.1	$ 1.4
Payments	(0.3)	(1.1)	(1.4)
Restructuring reserve as of December 31, 2012	$ —	$ —	$ —

4. Gain on Sale of Rights

During the third quarter of 2012, we sold all of our rights, including rights to royalties, related to BENLYSTA (belimumab) to a DRI Capital managed fund (DRI). We were entitled to these rights pursuant to a license agreement with Human Genome Sciences, Inc. and GlaxoSmithKline plc (collectively the "Licensees"). Under the terms of the BENLYSTA sale agreement, we will receive payments from DRI equal to a multiple of royalties payable by the Licensees for the period covering October 2011 to September 2014 and a one-time contingency payment that could be paid to us if the cumulative royalties over the full royalty term exceed an agreed amount. DRI will retain all the royalty payments from sales of BENLYSTA. We have accounted for this as a sale of a long-lived asset with zero cost basis as we have transferred all of our substantive rights related to this asset.

Under the terms of this noncancelable sale, DRI will have no recourse to us for the Licensees' performance with respect to sales of BENLYSTA, even in the event of Licensees' insolvency, nonperformance or inability to comply with terms of the license agreement. We do not have any continuing involvement with DRI or the Licensees with respect to sales of BENLYSTA, and have concluded that the sale of the rights represents the culmination of an earnings process as we cannot reliably estimate the amount and timing of contingent payments.

The payments received during 2012, which covered the royalty period from October 1, 2011 to September 30, 2012, totaled $46.8 million, which was recorded as a gain on sale of rights within our consolidated statements of income. The remaining payments, which are contingent upon BENLYSTA sales over the period ending September 2014, will be recognized as the payments become due from DRI.

5. Accounts Receivable

Our accounts receivable primarily arise from product sales in the U.S. and Europe and mainly represent amounts due from our wholesale distributors, public hospitals and other government entities. Concentrations of credit risk with respect to our accounts receivable, which are typically unsecured, are limited due to the wide variety of customers and markets using our products, as well as their dispersion across many different geographic areas. The majority of our accounts receivable have standard payment terms which generally require payment within 30 to 90 days. We monitor the financial performance and credit worthiness of our large customers so that we can properly assess and respond to changes in their credit profile. We provide reserves against trade receivables for estimated losses that may result from a customer's inability to pay. Amounts determined to be uncollectible are charged or written-off against the reserve. To date, our historical write-offs of accounts receivable have not been significant.

The credit and economic conditions within Italy, Spain, Portugal and Greece, among other members of the European Union, remain uncertain. Deteriorating credit and economic conditions have generally led to an increase in the average length of time that it takes to collect our accounts receivable in some of these countries. In some regions in these countries where our collections have slowed and a significant portion of these receivables are routinely being collected over periods in excess of one year, we have discounted our receivables and reduced related revenues based on the period of time that we estimate those amounts will be paid, to the extent such period exceeds one year, using the country's market-based borrowing rate for such period. The related receivables are classified at the time of sale as long-term assets. We accrete interest income on these receivables, which is recognized as a component of other income (expense), net within our consolidated statements of income.

Our net accounts receivable balances from product sales in these countries are summarized as follows:

	As of December 31, 2012		
(In millions)	Current Balance Included within Accounts Receivable, net	Non-Current Balance Included within Investments and Other Assets	Total
Spain	$ 78.9	$ —	$ 78.9
Italy	$ 94.4	$ 10.2	$ 104.6
Portugal	$ 16.6	$ 7.4	$ 24.0
Greece	$ 0.6	$ —	$ 0.6

	As of December 31, 2011		
(In millions)	Current Balance Included within Accounts Receivable, net	Non-Current Balance Included within Investments and Other Assets	Total
Spain	$ 68.5	$ 65.5	$ 134.0
Italy	$ 19.4	$ 48.7	$ 68.1
Portugal	$ 20.6	$ 12.3	$ 32.9
Greece	$ 4.0	$ —	$ 4.0

Approximately $11.8 million and $56.0 million of the aggregated balances for these countries were overdue more than one year as of December 31, 2012 and 2011, respectively.

During the third quarter of 2012, as part of a new program to resolve outstanding amounts long overdue, the Portuguese government paid us approximately $21.2 million, contributing to a decrease in our accounts receivable in Portugal. Similarly, in June 2012, the Spanish government paid us approximately $112.0 million, contributing to a significant decrease in our accounts receivable in Spain.

The increase in accounts receivable related to sales in Italy is driven, in part, by the credit assignment agreement we completed in the third quarter of 2011. As of December 31, 2011, our accounts receivable balances in Italy totaled $68.1 million, all of which resulted from sales of product subsequent to June 30, 2011. As discussed in Note 2, *Acquisitions* to these consolidated financial statements, in connection with our purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL, which occurred during the third quarter of 2011, we entered into a credit assignment agreement with Dompé Farmaceutici SpA. Under the terms of this agreement, Dompé Farmaceutici SpA purchased all of Biogen Dompé SRL's outstanding receivables as of June 30, 2011. We retained no interests in these receivables and accounted for this transaction as a sale.

In the fourth quarter of 2011, Biogen Idec SRL received a notice from the Italian National Medicines Agency (AIFA) stating that sales of TYSABRI for the period from February 2009 through February 2011 exceeded by EUR30.7 million a reimbursement limit established pursuant to a Price Determination Resolution (Price Resolution) granted by AIFA in February 2007. In December 2011, we filed an appeal against AIFA in administrative court seeking a ruling that the reimbursement limit does not apply and that the position of AIFA is unenforceable. Since being notified that AIFA believes a reimbursement limit is in effect, we have deferred $62.7 million and $13.8 million of revenue in Italy during 2012 and 2011, respectively. We expect to continue to defer a portion of our revenues on future sales of TYSABRI in Italy until this matter is resolved. For additional information, please read Note 22, *Litigation* to these consolidated financial statements.

6. Reserves for Discounts and Allowances

An analysis of the amount of, and change in, reserves is summarized as follows:

(In millions)	Discounts	Contractual Adjustments	Returns	Total
2012				
Beginning balance	$ 12.6	$ 119.3	$ 23.7	$ 155.6
Current provisions relating to sales in current year	113.8	516.9	22.0	652.7
Adjustments relating to prior years	(0.3)	(4.7)	(0.1)	(5.1)
Payments/returns relating to sales in current year	(99.6)	(347.2)	(4.3)	(451.1)
Payments/returns relating to sales in prior years	(11.0)	(89.5)	(14.5)	(115.0)
Ending balance	$ 15.5	$ 194.8	$ 26.8	$ 237.1

(In millions)	Discounts	Contractual Adjustments	Returns	Total
2011				
Beginning balance	$ 13.9	$ 107.0	$ 21.1	$ 142.0
Current provisions relating to sales in current year	96.0	360.4	15.7	472.1
Adjustments relating to prior years	—	(14.0)	(0.9)	(14.9)
Payments/returns relating to sales in current year	(84.3)	(266.0)	(0.4)	(350.7)
Payments/returns relating to sales in prior years	(13.0)	(68.1)	(11.8)	(92.9)
Ending balance	$ 12.6	$ 119.3	$ 23.7	$ 155.6

(In millions)	Discounts	Contractual Adjustments	Returns	Total
2010				
Beginning balance	$ 13.9	$ 70.3	$ 18.9	$ 103.1
Current provisions relating to sales in current year	80.6	285.0	16.1	381.7
Adjustments relating to prior years	(2.7)	(2.4)	(1.8)	(6.9)
Payments/returns relating to sales in current year	(68.7)	(184.3)	(0.8)	(253.8)
Payments/returns relating to sales in prior years	(9.2)	(61.6)	(11.3)	(82.1)
Ending balance	$ 13.9	$ 107.0	$ 21.1	$ 142.0

The total reserves above, included in our consolidated balance sheets, are summarized as follows:

(In millions)	As of December 31, 2012	As of December 31, 2011
Reduction of accounts receivable	$ 46.1	$ 40.6
Current liability	191.0	115.0
Total reserves	$ 237.1	$ 155.6

7. Inventory

The components of inventory are summarized as follows:

(In millions)	As of December 31, 2012	As of December 31, 2011
Raw materials	$ 101.8	$ 83.8
Work in process	230.5	169.4
Finished goods	115.1	73.6
Total inventory	$ 447.4	$ 326.8

The components of inventory by product are summarized as follows:

(In millions)	As of December 31, 2012	As of December 31, 2011
AVONEX	$ 144.0	$ 113.3
TYSABRI	114.8	114.7
Other	86.8	15.0
Total finished goods and work in process	345.6	243.0
Raw materials	101.8	83.8
Total inventory	$ 447.4	$ 326.8

As of December 31, 2012, the carrying value of other inventory includes $38.3 million associated with our TECFIDERA, Serum-Free AVONEX, Factor VIII and Factor IX programs which have been capitalized in advance of regulatory approval.

Amounts written down related to excess, obsolete, unmarketable or other inventory are charged to cost of sales, and totaled $24.8 million, $25.4 million, and $11.8 million for the years ended December 31, 2012, 2011, and 2010, respectively.

8. Intangible Assets and Goodwill

In connection with our acquisition of Stromedix in March 2012, we acquired IPR&D programs with an estimated fair value of $219.2 million and recorded $48.2 million of goodwill, which represents the excess of the purchase price over the fair value of the net assets acquired. For a more detailed description of this transaction, please read Note 2, *Acquisitions* to these consolidated financial statements.

Intangible Assets

Intangible assets, net of accumulated amortization, impairment charges and adjustments, are summarized as follows:

		As of December 31, 2012			As of December 31, 2011		
(In millions)	Estimated Life	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Out-licensed patents	13-23 years	$ 578.0	$ (421.0)	$ 157.0	$ 578.0	$ (391.3)	$ 186.7
Core developed technology	15-23 years	3,005.3	(1,965.7)	1,039.6	3,005.3	(1,801.1)	1,204.2
In-process research and development	Up to 15 years upon commercialization	330.1	—	330.1	110.9	—	110.9
Trademarks and tradenames	Indefinite	64.0	—	64.0	64.0	—	64.0
In-licensed rights and patents	6-16 years	53.7	(12.9)	40.8	47.2	(4.8)	42.4
Assembled workforce	4 years	2.1	(2.1)	—	2.1	(2.1)	—
Total intangible assets		$4,033.2	$ (2,401.7)	$1,631.5	$3,807.5	$ (2,199.3)	$1,608.2

Amortization of acquired intangible assets totaled $202.2 million, $208.6 million, and $208.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. The estimated future amortization for acquired intangible assets is expected to be as follows:

(In millions)	As of December 31, 2012
2013	$ 207.4
2014	190.0
2015	166.4
2016	147.9
2017	113.9
Total	$ 825.6

Core Developed Technology

Core developed technology primarily relates to our AVONEX product which was recorded in connection with the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in 2003. Our most recent long range planning cycle was completed in the third quarter of 2012, which reflected a small decrease in the expected lifetime revenue of AVONEX resulting in an increase in amortization expense.

In-process Research and Development (IPR&D)

In-process research and development represents the fair value assigned to research and development assets that we acquire that have not been completed at the date of acquisition. In connection with our acquisition of Stromedix in March 2012, we acquired IPR&D programs with an estimated fair value of $219.2 million. For a more detailed description of this transaction, please read Note 2, *Acquisitions* to these consolidated financial statements.

In-licensed Rights and Patents

In July 2011, the European Commission (EC) granted a conditional marketing authorization for FAMPYRA in the E.U., which triggered a $25.0 million milestone payment to Acorda Therapeutics, Inc. (Acorda). This payment was made in the third quarter of 2011 and was capitalized as an intangible asset. Under the terms of our 2009 collaboration and license agreement, we pay Acorda additional milestones based on new indications and ex-U.S. net sales. The next expected milestone is $15.0 million, due when ex-U.S. net sales reach $100.0 million over a period of four consecutive quarters. These milestones are capitalized upon achievement as an intangible asset. Amortization utilizes an economic consumption model that includes an estimate of all of the probable future milestone payments we expect to make, such as sales-based milestones, for entering into the license agreement.

For additional information related to our collaboration with Acorda, please read Note 21, *Collaborative and Other Relationships* to these consolidated financial statements.

In the first quarter of 2011, we also licensed rights for the diagnostic and therapeutic application of recombinant virus-like particles, known as VP1 proteins, to detect antibodies of the JC virus (JCV) in serum or blood. Under the terms of this license, we expect to make payments totaling approximately $71.5 million through 2016. These payments include upfront and milestone payments as well as the greater of an annual maintenance fee or usage-based royalty payment. As of December 31, 2012 and 2011, we have recognized an intangible asset totaling $25.7 million and $19.2 million, respectively, reflecting the total amount of upfront payments made and other time-based milestone payments we expect to make. We will capitalize any additional payments due under this arrangement as an intangible asset when they become due. Amortization expense is recorded using an economic consumption model based on the number of JCV antibody assay tests performed each period compared to an estimate of the total tests we expect to perform multiplied by payments made to date and an estimate of all of the probable payments we expect to make through 2016.

Goodwill

The following table provides a roll forward of the changes in our goodwill balance:

	As of December 31,	
(In millions)	**2012**	**2011**
Goodwill, beginning of year	$ 1,146.3	$ 1,146.3
Goodwill acquired during the year	48.2	—
Other	6.8	—
Goodwill, end of year	$ 1,201.3	$ 1,146.3

For the year ended December 31, 2012, we corrected goodwill by $6.8 million to establish a deferred tax liability that existed at the time of the merger of Biogen, Inc and IDEC Pharmaceuticals Corporation in 2003. As of December 31, 2012, we had no accumulated impairment losses related to goodwill.

9. Fair Value Measurements

The tables below present information about our assets and liabilities that are regularly measured and carried at fair value and indicate the level within the fair value hierarchy of the valuation techniques we utilized to determine such fair value:

(In millions)	As of December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$ 439.4	$ —	$ 439.4	$ —
Marketable debt securities:				
Corporate debt securities	1,001.0	—	1,001.0	—
Government securities	1,657.8	—	1,657.8	—
Mortgage and other asset backed securities	512.9	—	512.9	—
Marketable equity securities	9.0	9.0	—	—
Venture capital investments	20.3	—	—	20.3
Derivative contracts	1.8	—	1.8	—
Plan assets for deferred compensation	14.3	—	14.3	—
Total	$ 3,656.5	$ 9.0	$ 3,627.2	$ 20.3
Liabilities:				
Derivative contracts	$ 14.4	$ —	$ 14.4	$ —
Contingent consideration obligations	293.9	—	—	293.9
Total	$ 308.3	$ —	$ 14.4	$ 293.9

(In millions)	As of December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$ 399.8	$ —	$ 399.8	$ —
Marketable debt securities:				
Corporate debt securities	602.6	—	602.6	—
Government securities	1,716.5	—	1,716.5	—
Mortgage and other asset backed securities	273.8	—	273.8	—
Marketable equity securities	0.1	0.1	—	—
Venture capital investments	23.5	—	—	23.5
Derivative contracts	39.5	—	39.5	—
Plan assets for deferred compensation	11.6	—	11.6	—
Total	$ 3,067.4	$ 0.1	$ 3,043.8	$ 23.5
Liabilities:				
Derivative contracts	$ 0.5	$ —	$ 0.5	$ —
Contingent consideration obligations	151.0	—	—	151.0
Total	$ 151.5	$ —	$ 0.5	$ 151.0

The fair value of Level 2 instruments classified as cash equivalents and marketable debt securities were determined through valuation models of third party pricing services. For a description of our validation procedures related to prices provided by third party pricing services, refer to Note 1, *Summary of Significant Accounting Policies: Fair Value Measurements*, to these consolidated financial statements.

Marketable Equity Securities and Venture Capital Investments

Our marketable equity securities represent investments in publicly traded equity securities. Our venture capital investments, which are all Level 3 measurements, include investments in certain venture capital funds, accounted for at fair value, which primarily invest in small privately-owned, venture-backed biotechnology companies. These venture capital investments represented approximately 0.2% of total assets of December 31, 2012 and 2011, respectively.

The following table provides a roll forward of the fair value of our venture capital investments, which are all Level 3 assets:

(In millions)	As of December 31, 2012	As of December 31, 2011
Fair value, beginning of year	$ 23.5	$ 20.8
Unrealized gains included in earnings	5.4	2.4
Unrealized losses included in earnings	(9.2)	(1.4)
Purchases	0.6	1.7
Fair value, end of year	$ 20.3	$ 23.5

Debt Instruments

The fair values of our debt instruments, which are all Level 2 measurements, are summarized as follows:

(In millions)	As of December 31, 2012	As of December 31, 2011
Notes payable to Fumedica	$ 20.0	$ 22.4
6.0% Senior Notes due March 1, 2013	453.7	474.1
6.875% Senior Notes due March 1, 2018	681.6	663.9
Total	$ 1,155.3	$ 1,160.4

The fair value of our notes payable to Fumedica was estimated using market observable inputs, including current interest and foreign currency exchange rates. The fair value of our Senior Notes was determined through market, observable, and corroborated sources.

Contingent Consideration Obligations

The following table provides a roll forward of the fair values of our contingent consideration obligations, which are all Level 3 measurements:

(In millions)	As of December 31, 2012	As of December 31, 2011
Fair value, beginning of year	$ 151.0	$ 81.2
Additions	122.2	38.8
Changes in fair value	27.2	36.0
Payments	(6.5)	(5.0)
Fair value, end of year	$ 293.9	$ 151.0

As of December 31, 2012 and 2011, approximately $271.5 million and $140.3 million, respectively, of the fair value of our total contingent consideration obligations were reflected as components of other long-term liabilities within our consolidated balance sheets with the remaining balances reflected as a component of accrued expenses and other.

In connection with our acquisition of Stromedix in March 2012, we recorded a contingent consideration obligation of $122.2 million representing the fair value of the contingent consideration. This valuation was based on probability weighted net cash outflow projections of $487.5 million, discounted using a rate of 4.4%, which is a measure of the credit risk associated with settling the liability. As of December 31, 2012, the fair value of this contingent consideration obligation was $135.3 million. Our most recent valuation was determined based upon probability weighted net cash outflow projections discounted using a rate of 3.6%. The increase in the fair value of this obligation of $13.1 million since the acquisition date was primarily due to changes in the discount rate and in the probability and expected timing related to the achievement of certain developmental milestones.

Upon completion of our purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH in September 2011, we recorded a contingent consideration obligation of $38.8 million. As of December 31, 2012 and 2011, the fair value of this contingent consideration obligation was $29.8 million and $31.9 million, respectively. Our most recent valuation was determined based upon probability weighted net cash outflow projections of $38.5 million, discounted using a rate of 2.4%, which is a measure of the credit risk associated with settling the liability. The decrease in the fair value of this obligation of $9.0 million since the acquisition date was primarily due to changes in the discount rate and in the probability and expected timing related to the achievement of certain cumulative sales-based and developmental milestones as well as the payment of a $4.0 million developmental milestone.

In connection with our acquisition of BIN in the fourth quarter of 2010, we recorded a contingent consideration obligation of $81.2 million. As of December 31, 2012 and 2011, the fair value of this contingent consideration obligation was $128.8 million and $119.1 million, respectively. Our most recent valuation was determined based upon probability weighted net cash outflow projections of $387.5 million, discounted using a rate of 3.6%, which is a measure of the credit risk associated with settling the liability. The increase in the fair value of this obligation of $47.6 million since the acquisition date was primarily due to changes in the discount rate and in the probability and expected timing related to the achievement of certain remaining developmental milestones, offset by payments of $7.5 million in developmental milestones.

Acquired IPR&D

In connection with our acquisition of Stromedix, we allocated $219.2 million of the total purchase price to acquired IPR&D, which was capitalized as an intangible asset. The amount allocated to acquired IPR&D was based on significant inputs not observable in the market and thus represented a Level 3 fair value measurement. These assets are tested for impairment annually until commercialization, after which time the IPR&D is amortized over its estimated useful life. For a more detailed description of this transaction, please read Note 2, *Acquisitions* to these consolidated financial statements.

There has been no impairment of our assets measured at fair value during the years ended December 31, 2012 and 2011. In addition, there were no changes in valuation techniques or inputs utilized or transfers between fair value measurement levels during the years ended December 31, 2012 and 2011. For additional information related to the valuation techniques and inputs utilized in valuation of our financial assets and liabilities, please read Note 1, *Summary of Significant Accounting Policies* to these consolidated financial statements.

10. Financial Instruments

Marketable Securities

The following tables summarize our marketable debt and equity securities:

As of December 31, 2012 (In millions)	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost
Available-for-sale:				
Corporate debt securities				
Current	$ 346.9	$ 0.3	$ —	$ 346.6
Non-current	654.1	2.8	(0.6)	651.9
Government securities				
Current	783.4	0.3	—	783.1
Non-current	874.4	0.8	—	873.6
Mortgage and other asset backed securities				
Current	4.8	—	—	4.8
Non-current	508.1	1.4	(1.3)	508.0
Total marketable debt securities	$ 3,171.7	$ 5.6	$ (1.9)	$ 3,168.0
Marketable equity securities, non-current	$ 9.0	$ 3.0	$ —	$ 6.0

As of December 31, 2011 (In millions)	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost
Available-for-sale:				
Corporate debt securities				
Current	$ 155.0	$ 0.2	$ (0.1)	$ 154.9
Non-current	447.6	1.2	(1.5)	447.9
Government securities				
Current	1,021.0	0.4	—	1,020.6
Non-current	695.5	0.9	(0.2)	694.8
Mortgage and other asset backed securities				
Current	0.1	—	—	0.1
Non-current	273.7	0.5	(1.3)	274.5
Total marketable debt securities	$ 2,592.9	$ 3.2	$ (3.1)	$ 2,592.8
Marketable equity securities, non-current	$ 0.1	$ —	$ (0.1)	$ 0.2

In the table above, as of December 31, 2011, government securities included $214.0 million of Federal Deposit Insurance Corporation (FDIC) guaranteed senior notes issued by financial institutions under the Temporary Liquidity Guarantee Programs. We no longer own securities with an FDIC guarantee because this program ended on December 31, 2012.

The following table summarizes our financial assets with maturities of less than 90 days from the date of purchase included within cash and cash equivalents on the accompanying consolidated balance sheet:

(In millions)	As of December 31, 2012	2011
Commercial paper	$ 40.7	$ —
Repurchase agreements	67.4	8.8
Short-term debt securities	331.3	391.0
Total	$ 439.4	$ 399.8

The carrying values of our commercial paper, including accrued interest, repurchase agreements, and our short-term debt securities approximate fair value.

Summary of Contractual Maturities: Available-for-Sale Securities

The estimated fair value and amortized cost of our marketable debt securities available-for-sale by contractual maturity are summarized as follows:

	As of December 31, 2012		As of December 31, 2011	
(In millions)	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 1,135.0	$ 1,134.5	$ 1,176.1	$ 1,175.6
Due after one year through five years	1,744.3	1,741.2	1,251.6	1,251.4
Due after five years	292.4	292.3	165.2	165.8
Total available-for-sale securities	$ 3,171.7	$ 3,168.0	$ 2,592.9	$ 2,592.8

The average maturity of our marketable debt securities available-for-sale as of December 31, 2012 and 2011 was 14 months.

Proceeds from Marketable Debt Securities

The proceeds from maturities and sales of marketable debt securities and resulting realized gains and losses are summarized as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Proceeds from maturities and sales	$ 2,749.6	$ 2,276.7	$ 2,668.7
Realized gains	$ 2.1	$ 3.9	$ 18.8
Realized losses	$ 3.5	$ 2.3	$ 2.5

Proceeds were generally reinvested. Realized losses for the year ended December 31, 2012, primarily relate to sales of agency mortgage-backed securities. Realized losses for the year ended December 31, 2011, primarily relate to sales of government and corporate securities. Realized losses for the year ended December 31, 2010, primarily relate to the sale of agency mortgage-backed securities and corporate debt securities.

Strategic Investments

As of December 31, 2012 and 2011, our strategic investment portfolio was comprised of investments totaling $64.2 million and $62.8 million, respectively, which are included in investments and other assets in our accompanying consolidated balance sheets.

Our strategic investment portfolio includes investments in marketable equity securities of certain biotechnology companies and our investments in venture capital funds accounted for at fair value which totaled $29.3 million and $23.6 million as of December 31, 2012 and 2011, respectively. Our strategic investment portfolio also includes other equity investments in privately-held companies and additional investments in venture capital funds accounted for under the cost method. The carrying value of these investments totaled $34.9 million and $39.2 million, as of December 31, 2012 and 2011, respectively.

Net Gains, Impairments and Changes to Fair Value

During the years ended December 31, 2012, 2011, and 2010, we realized net gains, impairments and changes to fair value recorded through income of $6.5 million and $7.3 million and net losses of $20.1 million, respectively, on our strategic investment portfolio. Included within the net gains recognized during the year ended December 31, 2012, was a gain of $9.0 million recognized upon our acquisition of Stromedix as we previously held an equity interest. For a more detailed description of this transaction, please read Note 2, *Acquisitions* to these consolidated financial statements. In 2011, we sold four strategic investments for $40.6 million, which resulted in a net gain of $13.5 million. In 2010 we sold one strategic investment for $1.8 million, which resulted in an insignificant loss.

Impairments

During the years ended December 31, 2012, 2011, and 2010, we recognized impairment charges on our marketable equity securities of certain biotechnology companies, investments in venture capital funds accounted for under the cost method, investments in venture capital funds accounted for under the equity method and investments in privately-held companies totaling $5.5 million, $9.9 million, and $19.2 million, respectively.

11. Derivative Instruments

Foreign Currency Forward Contracts

Due to the global nature of our operations, portions of our revenues are earned in currencies other than the U.S. dollar. The value of revenues measured in U.S. dollars is therefore subject to changes in foreign currency exchange rates. In order to mitigate these changes we use foreign currency forward contracts to lock in exchange rates associated with a portion of our forecasted international revenues.

Foreign currency forward contracts in effect as of December 31, 2012 and 2011 had durations of 1 to 12 months. These contracts have been designated as cash flow hedges and accordingly, to the extent effective, any unrealized gains or losses on these foreign currency forward contracts are reported in accumulated other comprehensive income (loss). Realized gains and losses for the effective portion of such contracts are recognized in revenue when the sale of product in the currency being hedged is recognized. To the extent ineffective, hedge transaction gains and losses are reported in other income (expense), net.

The notional value of foreign currency forward contracts that were entered into to hedge forecasted revenues is summarized as follows:

Foreign Currency: (In millions)	Notional Amount As of December 31, 2012	2011
Euro	$ 492.2	$ 496.4
Canadian dollar	31.8	22.9
Swedish krona	—	13.0
Total foreign currency forward contracts	$ 524.0	$ 532.3

The portion of the fair value of these foreign currency forward contracts that was included in accumulated other comprehensive income (loss) within total equity reflected losses of $11.8 million, gains of $36.5 million and losses of $11.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. We expect all contracts to be settled over the next 12 months and any amounts in accumulated other comprehensive income (loss) to be reported as an adjustment to revenue. We consider the impact of our and our counterparties' credit risk on the fair value of the contracts as well as the ability of each party to execute its contractual obligations. As of December 31, 2012 and 2011, respectively, credit risk did not materially change the fair value of our foreign currency forward contracts.

In relation to our foreign currency forward contracts, due to hedge ineffectiveness we recognized in other income (expense) net gains of $4.8 million, net losses of $3.9 million, and net gains of $0.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In addition, we recognized in product revenue net gains of $35.1 million, net losses of $36.9 million, and net gains of $45.7 million, for the years ended December 31, 2012, 2011 and 2010, respectively, for the settlement of certain effective cash flow hedge instruments. These settlements were recorded in the same period as the related forecasted revenues.

Summary of Derivatives Designated as Hedging Instruments

The following table summarizes the fair value and presentation in our consolidated balance sheets for derivatives designated as hedging instruments:

(In millions)	Balance Sheet Location	Fair Value As of December 31, 2012
Foreign Currency Contracts:		
Asset derivatives	Other current assets	$ 0.6
Liability derivatives	Accrued expenses and other	$ 11.5

(In millions)	Balance Sheet Location	Fair Value As of December 31, 2011
Foreign Currency Contracts:		
Asset derivatives	Other current assets	$ 32.6
Liability derivatives	Accrued expenses and other	$ —

The following table summarizes the effect of derivatives designated as hedging instruments on our consolidated statements of income:

For the Years Ended (In millions)	Amount Recognized in Accumulated Other Comprehensive Income (Loss) on Derivative Gain/(Loss) *(Effective Portion)*	Income Statement Location *(Effective Portion)*	Amount Reclassified from Accumulated Other Comprehensive Income (Loss) into Income Gain/(Loss) *(Effective Portion)*	Income Statement Location *(Ineffective Portion)*	Amount of Gain/(Loss) Recorded *(Ineffective Portion)*
December 31, 2012:					
Foreign currency contracts	($11.8)	Revenue	$35.1	Other income (expense)	$4.8
December 31, 2011:					
Foreign currency contracts	$36.5	Revenue	($36.9)	Other income (expense)	($3.9)
December 31, 2010:					
Foreign currency contracts	($11.0)	Revenue	$45.7	Other income (expense)	$0.4

Other Derivatives

We also enter into other foreign currency forward contracts, usually with one month durations, to mitigate the foreign currency risk related to certain balance sheet positions. We have not elected hedge accounting for these transactions.

The aggregate notional amount of these other outstanding foreign currency contracts was $243.2 million and $263.7 million as of December 31, 2012 and 2011, respectively. The fair value of these contracts was a net liability of $1.7 million as of December 31, 2012 compared to a net asset of $6.4 million as of December 31, 2011. Net gains of $4.2 million and $12.1 million related to these contracts were recognized as a component of other income (expense), net, for years ended December 31, 2012 and 2011, respectively.

12. Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost, net of accumulated depreciation. Components of property, plant and equipment, net are summarized as follows:

(In millions)	As of December 31, 2012	As of December 31, 2011
Land	$ 55.7	$ 51.9
Buildings	902.5	597.9
Leasehold improvements	107.3	102.7
Machinery and equipment	882.0	570.1
Computer software and hardware	476.6	439.7
Furniture and fixtures	46.9	37.6
Construction in progress	212.3	553.6
Total cost	2,683.3	2,353.5
Less: accumulated depreciation	(941.1)	(782.1)
Total property, plant and equipment, net	$ 1,742.2	$ 1,571.4

Depreciation expense totaled $164.3 million, $143.9 million and $144.9 million for 2012, 2011 and 2010, respectively.

For 2012, 2011 and 2010, we capitalized interest costs related to construction in progress totaling approximately $25.4 million, $32.6 million and $28.6 million, respectively. Capitalized interest costs are primarily related to the development of our large-scale biologics manufacturing facility in Hillerød, Denmark.

Hillerød, Denmark Facility

As of September 1, 2012, our large-scale biologics manufacturing facility in Hillerød, Denmark was ready for its intended use as we began the process of manufacturing clinical products for sale to third parties. As a result, we transferred $465.9 million from construction in progress to various fixed asset accounts. We ceased capitalizing a majority of the interest expense and began recording depreciation on the various assets during the third quarter of 2012. The average estimated useful life for the facility and its assets is 20 years. The facility is currently not licensed to produce commercial product, a process we expect to be completed in 2013.

Research Triangle Park, North Carolina Facility

In October 2012, we opened a new laboratory and office facility in Research Triangle Park, North Carolina. As a result, we transferred $47.8 million from construction in progress to various fixed asset accounts. We began recording depreciation on the various assets during the fourth quarter of 2012. The average estimated useful life for the facility and its assets is 15 years.

Cambridge Leases

In July 2011, we executed leases for two office buildings currently under construction in Cambridge, Massachusetts with a planned occupancy during the second half of 2013. Construction of these facilities began in late 2011. In accordance with accounting guidance applicable to entities involved with the construction of an asset that will be leased when the construction is completed, we are considered the owner of these properties during the construction period. Accordingly, we record an asset along with a corresponding financing obligation on our consolidated balance sheet for the amount of total project costs incurred related to the construction in progress for these buildings. Upon completion of the buildings, we will assess and determine if the assets and corresponding liabilities should be derecognized. As of December 31, 2012 and 2011, cost incurred by the developer in relation to the construction of these buildings totaled approximately $86.5 million and $2.2 million, respectively.

As a result of our decision to relocate our corporate headquarters in Cambridge, Massachusetts, we expect to vacate part of our Weston, Massachusetts facility in the second half of 2013 upon completion of the new buildings and incur a charge between $15.0 million to $30.0 million. This estimate represents our remaining lease obligation for the vacated portion of our Weston facility, net of sublease income expected to be received.

Research Triangle Park Lease

In December 2012, we entered into an arrangement with Eisai, Inc. to lease a portion of their facility in RTP to manufacture our and Eisai's oral solid dose products and for Eisai to provide us with vial-filling services for biologic therapies and packaging services for oral solid dose products. The 10 year lease agreement, which is cancellable after 5 years and will become effective in February 2013, gives us the option to purchase the facility.

13. Indebtedness

Our indebtedness is summarized as follows:

(In millions)	As of December 31, 2012	As of December 31, 2011
Current portion:		
6.0% Senior notes due March 1, 2013	$ 450.0	$ —
Note payable to Fumedica	3.4	3.3
Current portion of notes payable and line of credit	$ 453.4	$ 3.3
Non-current portion:		
6.0% Senior notes due March 1, 2013	$ —	$ 449.9
6.875% Senior notes due March 1, 2018	586.4	592.3
Note payable to Fumedica	14.5	16.4
Financing arrangement for the construction of the Cambridge facilities	86.5	2.2
Non-current portion of notes payable, line of credit and other financing arrangements	$ 687.4	$ 1,060.8

The following is a summary description of our principal indebtedness as of December 31, 2012:

Senior Notes

On March 4, 2008, we issued $450.0 million aggregate principal amount of 6.0% Senior Notes due March 1, 2013 and $550.0 million aggregate principal amount of 6.875% Senior Notes due March 1, 2018 that were originally priced at 99.886% and 99.184% of par, respectively. The discount is amortized as additional interest expense over the period from issuance through maturity. These notes are senior unsecured obligations. Interest on the notes is payable March 1 and September 1 of each year. The notes may be redeemed at our option at any time at 100% of the principal amount plus accrued interest and a specified make-whole amount. The notes contain a change of control provision that may require us to purchase the notes under certain circumstances. There is also an interest rate adjustment feature that requires us to pay interest at an increased rate on the notes if the credit rating on the notes declines below investment grade.

Upon the issuance of the debt we entered into interest rate swap contracts where we received a fixed rate and paid a variable rate. These contracts were terminated in December 2008. Upon termination of these swaps, the carrying amount of the 6.875% Senior Notes due in 2018 was increased by $62.8 million and is being amortized using the effective interest rate method over the remaining life of the Senior Notes and is being recognized as a reduction of interest expense. As of December 31, 2012, $39.1 million remains to be amortized.

Revolving Credit Facility

In June 2012 our $360.0 million senior unsecured revolving credit facility expired and was not renewed.

Notes Payable to Fumedica

In connection with our 2006 distribution agreement with Fumedica, we issued notes totaling 61.4 million Swiss Francs which were payable to Fumedica in varying amounts from June 2008 through June 2018. Our remaining note payable to Fumedica had a present value of 16.4 million Swiss Francs ($17.9 million) and 18.6 million Swiss Francs ($19.7 million) as of December 31, 2012 and 2011, respectively.

Financing Arrangements

During 2011 we recorded a financing obligation in relation to the construction of the two office buildings in Cambridge, Massachusetts. As of December 31, 2012 and 2011, cost incurred by the developer in relation to the construction of these buildings totaled approximately $86.5 million and $2.2 million, respectively. For additional information related to these transactions, please read Note 12, *Property, Plant & Equipment* to these consolidated financial statements.

Debt Maturity

Our total debt, excluding amounts related to our financing arrangements, mature as follows:

(In millions)	As of December 31, 2012
2013	$ 453.4
2014	3.5
2015	3.5
2016	3.5
2017	3.5
2018 and thereafter	553.5
Total	$ 1,020.9

The fair value of our debt is disclosed in Note 9, *Fair Value Measurements* to these consolidated financial statements.

14. Equity

Preferred Stock

The following table describes the number of shares authorized, issued and outstanding of our preferred stock as of December 31, 2012 and 2011:

	As of December 31, 2012			As of December 31, 2011		
(In thousands)	**Authorized**	**Issued**	**Outstanding**	**Authorized**	**Issued**	**Outstanding**
Series A	1,750	—	—	1,750	—	—
Series X junior participating	1,000	—	—	1,000	—	—
Undesignated	5,250	—	—	5,250	—	—
Total preferred stock	8,000	—	—	8,000	—	—

We have 8,000,000 shares of Preferred Stock authorized. Shares may be issued without a vote or action of stockholders from time to time in classes or series with the designations, powers, preferences, and the relative, participating, optional or other special rights of the shares of each such class or series and any qualifications, limitations or restrictions thereon as set forth in the instruments governing such shares. Any such Preferred Stock may rank prior to common stock as to dividend rights, liquidation preference or both, and may have full or limited voting rights and may be convertible into shares of common stock.

Common Stock

The following table describes the number of shares authorized, issued and outstanding of our common stock as of December 31, 2012 and 2011:

	As of December 31, 2012			As of December 31, 2011		
(In thousands)	**Authorized**	**Issued**	**Outstanding**	**Authorized**	**Issued**	**Outstanding**
Common stock	1,000,000	254,237	236,582	1,000,000	255,633	242,115

Share Repurchases

In February 2011, our Board of Directors authorized the repurchase of up to 20.0 million shares of common stock. This authorization does not have an expiration date. In 2012, approximately 7.8 million shares were repurchased at a cost of $984.7 million.

We repurchased approximately 6.0 million shares at a cost of approximately $498.0 million under the 2011 authorization in 2011.

Approximately 6.2 million shares of our common stock remain available for repurchase under the 2011 authorization.

15. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consisted of the following:

	As of December 31,	
(In millions)	**2012**	**2011**
Translation adjustments	$ (27.1)	$ (50.3)
Unrealized gains (losses) on securities available for sale	4.2	—
Unrealized gains (losses) on foreign currency forward contracts	(10.7)	32.8
Unfunded status of pension and postretirement benefit plans	(21.7)	(9.0)
Accumulated other comprehensive income (loss)	$ (55.3)	$ (26.5)

Unrealized holding gains on securities available for sale is shown net of tax of $2.5 million and $0.1 million as of December 31, 2012 and 2011, respectively. Unrealized gains (losses) on foreign currency forward contracts are shown net of tax of $1.1 million and $3.6 million as of December 31, 2012 and 2011, respectively. Tax amounts related to the unfunded status of pension and retirement benefit plans for December 31, 2012 and 2011 were immaterial. For discussion of the unfunded status of pension and retirement benefit plans, please read Note 25, *Employee Benefit Plans* to these consolidated financial statements.

Comprehensive income (loss) and its components are presented in the consolidated statements of comprehensive income.

16. Earnings per Share

Basic and diluted earnings per share are calculated as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Numerator:			
Net income attributable to Biogen Idec Inc.	$ 1,380.0	$ 1,234.4	$ 1,005.3
Adjustment for net income allocable to preferred stock	—	(0.5)	(2.0)
Net income used in calculating basic and diluted earnings per share	$ 1,380.0	$ 1,233.9	$ 1,003.3
Denominator:			
Weighted average number of common shares outstanding	237.9	242.4	252.3
Effect of dilutive securities:			
Stock options and employee stock purchase plan	0.5	1.0	0.9
Time-vested restricted stock units	1.0	1.3	1.6
Market stock units	0.3	0.3	0.1
Dilutive potential common shares	1.8	2.6	2.6
Shares used in calculating diluted earnings per share	239.7	245.0	254.9

Amounts excluded from the calculation of net income per diluted share because their effects were anti-dilutive were insignificant.

Earnings per share for the years ended December 31, 2012, 2011 and 2010 reflects, on a weighted average basis, the repurchase of 5.8 million shares, 6.0 million shares and 40.3 million shares, respectively, of our common stock under our share repurchase authorizations.

17. Share-based Payments

Share-based Compensation Expense

The following table summarizes share-based compensation expense included within our consolidated statements of income:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Research and development	$ 74.7	$ 62.0	$ 62.7
Selling, general and administrative	109.6	88.7	123.6
Restructuring charges	—	(0.6)	6.8
Subtotal	184.3	150.1	193.1
Capitalized share-based compensation costs	(5.4)	(4.5)	(3.5)
Share-based compensation expense included in total cost and expenses	178.9	145.6	189.6
Income tax effect	(53.4)	(44.6)	(60.3)
Share-based compensation expense included in net income attributable to Biogen Idec Inc.	$ 125.5	$ 101.0	$ 129.3

The following table summarizes share-based compensation expense associated with each of our share-based compensation programs:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Stock options	$ 2.3	$ 5.9	$ 26.1
Market stock units	23.3	14.6	10.0
Time-vested restricted stock units	93.0	89.6	129.4
Performance-vested restricted stock units settled in shares	0.1	1.0	5.3
Cash settled performance shares	60.4	32.7	15.0
Employee stock purchase plan	5.2	6.3	7.3
Subtotal	184.3	150.1	193.1
Capitalized share-based compensation costs	(5.4)	(4.5)	(3.5)
Share-based compensation expense included in total cost and expenses	$ 178.9	$ 145.6	$ 189.6

Windfall tax benefits from vesting of stock awards, exercises of stock options and ESPP participation were $54.7 million, $50.6 million and $13.1 million in 2012, 2011 and 2010, respectively. These amounts have been calculated under the alternative transition method in accordance with U.S. GAAP.

As of December 31, 2012, unrecognized compensation cost related to unvested share-based compensation was approximately $164.4 million, net of estimated forfeitures. We expect to recognize the cost of these unvested awards over a weighted-average period of 1.4 years.

Share-Based Compensation Plans

We have three share-based compensation plans pursuant to which awards are currently being made: (1) the Biogen Idec Inc. 2006 Non-Employee Directors Equity Plan (2006 Directors Plan); (2) the Biogen Idec Inc. 2008 Omnibus Equity Plan (2008 Omnibus Plan); and (3) the Biogen Idec Inc. 1995 Employee Stock Purchase Plan (ESPP). We have five share-based compensation plans under which there are outstanding awards, but from which no further awards can or will be made: (i) the IDEC Pharmaceuticals Corporation 1993 Non-Employee Directors Stock Option Plan; (ii) the IDEC Pharmaceuticals Corporation 1988 Stock Option Plan; (iii) the Biogen, Inc. 1985 Non-Qualified Stock Option Plan; (iv) the Biogen Idec Inc. 2003 Omnibus Equity Plan; and (v) the Biogen Idec Inc. 2005 Omnibus Equity Plan (2005 Omnibus Plan). We have not made any awards pursuant to the 2005 Omnibus Plan since our stockholders approved the 2008 Omnibus Plan and do not intend to make any awards pursuant to the 2005 Omnibus Plan in the future, except that unused shares under the 2005 Omnibus Plan have been carried over for use under the 2008 Omnibus Plan.

Directors Plan

In May 2006, our stockholders approved the 2006 Directors Plan for share-based awards to our directors. Awards granted from the 2006 Directors Plan may include stock options, shares of restricted stock, restricted stock units, stock appreciation rights and other awards in such amounts and with such terms and conditions as may be determined by a committee of our Board of Directors, subject to the provisions of the plan. We have reserved a total of 1.6 million shares of common stock for issuance under the 2006 Directors Plan. The 2006 Directors Plan provides that awards other than stock options and stock appreciation rights will be counted against the total number of shares reserved under the plan in a 1.5-to-1 ratio.

Omnibus Plans

In June 2008, our stockholders approved the 2008 Omnibus Plan for share-based awards to our employees. Awards granted from the 2008 Omnibus Plan may include stock options, shares of restricted stock, restricted stock units, performance shares, shares of phantom stock, stock appreciation rights and other awards in such amounts and with such terms and conditions as may be determined by a committee of our Board of Directors, subject to the provisions of the plan. Shares of common stock available for issuance under the 2008 Omnibus Plan consist of 15.0 million shares reserved for this purpose, plus shares of common stock that remained available for issuance under the 2005 Omnibus Plan on the date that our stockholders approved the 2008 Omnibus Plan, plus shares that are subject to awards under the 2005 Omnibus Plan which remain unissued upon the cancellation, surrender, exchange or termination of such awards. The 2008 Omnibus Equity Plan provides that awards other than stock options and stock appreciation rights will be counted against the total number of shares available under the plan in a 1.5-to-1 ratio.

Stock Options

We no longer grant stock options to our employees or directors. Outstanding stock options previously granted to our employees and directors generally have a ten-year term and vest over a period of between one and four years, provided the individual continues to serve at Biogen Idec through the vesting dates. Options granted under all plans are exercisable at a price per share not less than the fair market value of the underlying common stock on the date of grant. The estimated fair value of options, including the effect of estimated forfeitures, is recognized over the options' vesting periods. The fair value of the stock options granted in 2010 was estimated as of the date of grant using a Black-Scholes option valuation model that uses the following weighted-average assumptions:

	For the Years Ended December 31,		
	2012	2011	2010
Expected option life (in years)	**	**	4.5
Expected stock price volatility	**	**	30.8%
Risk-free interest rate	**	**	2.0%
Expected dividend yield	**	**	—%
Per share grant-date fair value	**	**	$ 16.52

** There were no grants of stock options made in 2012 and 2011.

The expected life of options granted is derived using assumed exercise rates based on historical exercise patterns and represents the period of time that options granted are expected to be outstanding. Expected stock price volatility is based upon implied volatility for our exchange-traded options and other factors, including historical volatility. After assessing all available information on either historical volatility, implied volatility, or both, we have concluded that a combination of both historical and implied volatility provides the best estimate of expected volatility. The risk-free interest rate used is determined by the market yield curve based upon risk-free interest rates established by the Federal Reserve, or non-coupon bonds that have maturities equal to the expected term. The dividend yield of zero is based upon the fact that we have not historically granted cash dividends, and do not expect to issue dividends in the foreseeable future. Stock options granted prior to January 1, 2006 were valued based on the grant date fair value of those awards, using the Black-Scholes option pricing model, as previously calculated for pro-forma disclosures.

The following table summarizes our stock option activity:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2011	1,691,000	$ 52.75
Granted	—	$ —
Exercised	(765,000)	$ 50.72
Cancelled	(19,000)	$ 51.99
Outstanding at December 31, 2012	907,000	$ 54.48

The total intrinsic values of options exercised in 2012, 2011 and 2010 totaled $63.0 million, $149.0 million, and $50.5 million, respectively. The aggregate intrinsic values of options outstanding as of December 31, 2012 totaled $83.3 million. The weighted average remaining contractual term for options outstanding as of December 31, 2012 was 4.4 years.

Of the options outstanding, 0.8 million were exercisable as of December 31, 2012. The exercisable options had a weighted-average exercise price of $54.87. The aggregate intrinsic value of options exercisable as of December 31, 2012 was $72.1 million. The weighted average remaining contractual term for options exercisable as of December 31, 2012 was 4.1 years.

A total of 0.9 million vested and expected to vest options were outstanding as of December 31, 2012. These vested and expected to vest options had a weighted average exercise price of $54.48 and an aggregated intrinsic value of $83.1 million. The weighted average remaining contractual term of vested and expected to vest options as of December 31, 2012 was 4.4 years.

The following table summarizes the amount of tax benefit realized for stock options and cash received from the exercise of stock options:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Tax benefit realized for stock options	$ 20.9	$ 47.5	$ 16.0
Cash received from the exercise of stock options	$ 38.8	$ 291.9	$ 160.0

Market Stock Units (MSUs)

MSUs awarded to employees vest in four equal annual increments beginning on the anniversary of the grant date. The vesting of these awards is subject to the respective employee's continued employment. The number of MSUs granted represents the target number of units that are eligible to be earned based on the attainment of certain market-based criteria involving our stock price. The number of MSUs earned is calculated at each annual anniversary from the date of grant over the respective vesting periods, resulting in multiple performance periods. Participants may ultimately earn between 0% and 150% of the target number of units granted based on actual stock performance. Accordingly, additional MSUs may be issued or currently outstanding MSUs may be cancelled upon final determination of the number of awards earned. Compensation expense, including the effect of forfeitures, is recognized over the applicable service period.

The following table summarizes our MSU activity:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2011	581,000	$ 69.49
Granted (a)	319,000	$ 134.95
Vested	(244,000)	$ 121.40
Forfeited	(50,000)	$ 75.94
Unvested at December 31, 2012	606,000	$ 94.73

(a) MSUs granted in 2012 include approximately 39,000 and 42,000 MSUs issued in 2012 based upon the attainment of performance criteria set for 2011 and 2010, respectively, in relation to shares granted in those years. The remainder of MSUs granted during 2012 include awards granted in conjunction with our annual awards made in February 2012 and MSUs granted in conjunction with the hiring of employees. These grants reflect the target number of shares eligible to be earned at the time of grant.

We value grants of MSUs using a lattice model with a Monte Carlo simulation. This valuation methodology utilizes several key assumptions, including the 60 calendar day average closing stock price on grant date, expected volatility of our stock price, risk-free rates of return and expected dividend yield. The assumptions used in our valuation are summarized as follows:

	For the Years Ended December 31, 2012	2011
Expected dividend yield	—%	—%
Range of expected stock price volatility	29.6% - 34.0%	25.7% - 33.4%
Range of risk-free interest rates	0.2% - 0.6%	0.3% - 1.9%
60 calendar day average stock price on grant date	$113.83 - $149.79	$66.78 - $101.16
Weighted-average per share grant date fair value	$134.95	$74.19

Cash Settled Performance Shares (CSPSs)

CSPSs awarded to employees vest in three equal annual increments beginning on the anniversary of the grant date. The vesting of these awards is subject to the respective employee's continued employment with such awards settled in cash. The number of CSPSs granted represents the target number of units that are eligible to be earned based on the attainment of certain performance measures established at the beginning of the performance period, which ends on December 31st of each year. Participants may ultimately earn between 0% and 200% of the target number of units granted based on the degree of actual performance metric achievement. Accordingly, additional CSPSs may be issued or currently outstanding CSPSs may be cancelled upon final determination of the number of units earned. CSPSs are settled in cash based on the 60 calendar day average closing stock price through each vesting date once the actual vested and earned number of units is known. Since no shares are issued, these awards will not dilute equity. Compensation expense, including the effect of forfeitures, is recognized over the applicable service period.

The following table summarizes our CSPS activity:

	Shares
Unvested at December 31, 2011	562,000
Granted (a)	327,000
Vested	(280,000)
Forfeited	(17,000)
Unvested at December 31, 2012	592,000

(a) CSPSs granted in 2012 include approximately 68,000 CSPSs issued in 2012 based upon the attainment of performance criteria set for 2011 in relation to shares granted in 2011. The remainder of the CSPSs granted in 2012 include awards granted in conjunction with our annual awards made in February 2012 and CSPSs granted in conjunction with the hiring of employees. These grants reflect the target number of shares eligible to be earned at the time of grant.

During 2012, we paid $28.7 million of cash in settlement of CSPS awards upon vesting.

Time-Vested Restricted Stock Units (RSUs)

RSUs awarded to employees generally vest no sooner than one-third per year over three years on the anniversary of the date of grant, or upon the third anniversary of the date of the grant, provided the employee remains continuously employed with us, except as otherwise provided in the plan. Shares of our common stock will be delivered to the employee upon vesting, subject to payment of applicable withholding taxes. RSUs awarded to directors for service on our Board of Directors vest on the first anniversary of the date of grant, provided in each case that the director continues to serve on our Board of Directors through the vesting date. Shares of our common stock will be delivered to the director upon vesting and are not subject to any withholding taxes. The fair value of all RSUs is based on the market value of our stock on the date of grant. Compensation expense, including the effect of forfeitures, is recognized over the applicable service period.

The following table summarizes our RSU activity:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2011	2,924,000	$ 60.72
Granted (a)	1,013,000	$ 124.54
Vested	(1,540,000)	$ 121.06
Forfeited	(210,000)	$ 79.55
Unvested at December 31, 2012	2,187,000	$ 90.37

(a) RSUs granted in 2012 primarily represent RSUs granted in conjunction with our annual awards made in February 2012 and awards made in conjunction with the hiring of new employees. RSUs granted in 2012 also include approximately 24,000 RSUs granted to our Board of Directors.

RSUs granted in 2011 and 2010 had weighted average grant date fair values of $70.01 and $54.79, respectively.

Performance-Vested Restricted Stock Units (PVRSUs)

The following table summarizes our PVRSU activity:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2011	47,000	$ 49.34
Granted	—	$ —
Vested	(46,000)	$ 119.03
Forfeited	(70)	$ 49.65
Unvested at December 31, 2012	930	$ 53.64

Grant Activity

In 2011 and 2010, approximately 1,000 and 4,000 and PVRSUs were granted with weighted average grant date fair values of $53.64 per share, respectively. The number of PVRSUs reflected as granted represents the target number of shares that are eligible to vest in full or in part and are earned subject to the attainment of certain performance criteria established at the beginning of the performance period, which ended December 31, 2009. Participants may ultimately earn up to 200% of the target number of shares granted in the event that the maximum performance thresholds are attained. Accordingly, additional PVRSUs may be issued upon final determination of the number of awards earned.

Once the earned number of performance-vested awards has been determined, the earned PVRSUs will then vest in three equal increments on (1) the later of the first anniversary of the grant date or the date of results determination; (2) the second anniversary of the grant date; and (3) the third anniversary of the grant date. The vesting of these awards is also subject to the respective employees' continued employment. Compensation expense associated with these PVRSUs is initially based upon the number of shares expected to vest after assessing the probability that certain performance criteria will be met and the associated targeted payout level that is forecasted will be achieved, net of estimated forfeitures. Cumulative adjustments are recorded quarterly to reflect subsequent changes in the estimated outcome of performance-related conditions until the date results are determined.

Employee Stock Purchase Plan (ESPP)

The following table summarizes our ESPP activity:

	For the Years Ended December 31,		
(In millions)	**2012**	**2011**	**2010**
Shares issued under ESPP	0.3	0.4	0.6
Cash received under ESPP	$ 28.7	$ 22.8	$ 23.5

Other

As part of the employee severance and benefits packages offered to employees affected by our workforce reduction made in connection with our 2010 restructuring initiative, we agreed to settle certain existing equity awards in cash, which resulted in an incremental charge of approximately $6.8 million recognized in the fourth quarter of 2010. This charge is reflected within our consolidated statement of income as a component of our total restructuring charge incurred in 2010.

In accordance with the transition agreement entered into with James C. Mullen who retired as our President and Chief Executive Officer on June 8, 2010, we agreed with Mr. Mullen, amongst other provisions, to vest all of Mr. Mullen's then-unvested equity awards on the date of his retirement and allow Mr. Mullen to exercise his vested stock options until June 8, 2013 or their expiration, whichever is earlier. The modifications to Mr. Mullen's existing stock options, RSUs and PVRSUs resulted in an incremental charge of approximately $18.6 million, which was recognized evenly over the service period from January 4, 2010 to June 8, 2010 as per the terms of the transition agreement.

18. Income Taxes

Income Tax Expense

Income before income tax provision and the income tax expense consist of the following:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Income before income taxes (benefit):			
Domestic	$ 1,398.0	$ 1,408.9	$ 846.4
Foreign	457.1	302.3	383.5
Total	$ 1,855.1	$ 1,711.2	$ 1,229.9
Income tax expense (benefit):			
Current:			
Federal	$ 507.9	$ 231.7	$ 357.7
State	35.6	15.1	19.6
Foreign	44.0	44.1	35.4
Total	587.5	290.9	412.7
Deferred:			
Federal	$ (133.0)	$ 160.9	$ (70.6)
State	(13.0)	(8.1)	(6.6)
Foreign	29.1	0.8	(4.2)
Total	(116.9)	153.6	(81.4)
Total income tax expense	$ 470.6	$ 444.5	$ 331.3

The 2012 deferred tax expense on foreign earnings includes an expense of $33.1 million related to capitalized interest at our Denmark manufacturing facility. Of this amount, $29.0 million represents the correction of an error in our accounting that had accumulated over several prior years. We do not consider this correction to be material.

Deferred Tax Assets and Liabilities

Significant components of our deferred tax assets and liabilities are summarized as follows:

(In millions)	As of December 31, 2012	2011
Deferred tax assets:		
Tax credits	$ 69.3	$ 60.0
Inventory, other reserves, and accruals	118.3	104.1
Capitalized costs	7.6	5.3
Intangibles, net	84.5	75.8
Net operating loss	37.5	22.9
Share-based compensation	58.6	54.7
Other	57.8	45.7
Valuation allowance	(12.3)	(10.8)
Total deferred tax assets	$ 421.3	$ 357.7
Deferred tax liabilities:		
Purchased intangible assets	$ (411.3)	$ (384.8)
Unrealized gain on investments and cumulative translation adjustment	(1.2)	(3.5)
Inventory	(50.8)	(76.8)
Depreciation, amortization and other	(146.4)	(133.1)
Total deferred tax liabilities	$ (609.7)	$ (598.2)

Tax Rate

Reconciliation between the U.S. federal statutory tax rate and our effective tax rate is summarized as follows:

	For the Years Ended December 31,		
	2012	2011	2010
Statutory rate	35.0%	35.0%	35.0%
State taxes	0.9	1.7	1.7
Taxes on foreign earnings	(6.2)	(5.9)	(10.7)
Credits and net operating loss utilization	(3.5)	(4.4)	(3.0)
Purchased intangible assets	1.2	1.3	1.9
IPR&D	—	—	5.0
Permanent items	(2.5)	(1.2)	(2.0)
Contingent consideration	0.5	0.7	—
Other	—	(1.2)	(1.0)
Effective tax rate	25.4%	26.0%	26.9%

As of December 31, 2012, we had net operating losses and general business credit carry forwards for federal income tax purposes of approximately $63.2 million and $2.9 million, respectively, which begin to expire in 2020. Additionally, for state income tax purposes, we had net operating loss carry forwards of approximately $95.6 million, which begin to expire in 2013. For state income tax purposes, we also had research and investment credit carry forwards of approximately $114.7 million, of which approximately $3.5 million begin to expire in 2013. For foreign income tax purposes, we had $8.8 million of net operating loss carryforwards, which do not expire.

In assessing the realizability of our deferred tax assets, we have considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this determination, under the applicable financial reporting standards, we are allowed to consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Our estimates of future taxable income take into consideration, among other items, our estimates of future income tax deductions related to the exercise of stock options. Based upon the level of historical taxable income and income tax liability and projections for future taxable income over the periods in which the deferred tax assets are utilizable, we believe it is more likely than not that we will realize the benefits of the deferred tax assets of our wholly owned subsidiaries. At December 31, 2012, we have a full valuation allowance on the deferred tax assets of a variable interest entity which we consolidate, based on uncertainties related to the realization of all of those assets. These assets totalling $10.9 million are excluded from our credit and loss carryforwards described above. In the event that actual results differ from our estimates or we adjust our estimates in future periods, we may need to establish a valuation allowance, which could materially impact our financial position and results of operations.

As of December 31, 2012, undistributed foreign earnings of non-U.S. subsidiaries included in consolidated retained earnings and other basis differences aggregated approximately $3.3 billion. We intend to reinvest these earnings indefinitely in operations outside the U.S. The residual U.S. tax liability, if such amounts were remitted, would be between $800 million to $900 million as of December 31, 2012.

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of our unrecognized tax benefits is summarized as follows:

(In millions)	2012	2011	2010
Balance at January 1,	$ 64.4	$ 121.5	$ 147.1
Additions based on tax positions related to the current period	13.0	2.2	3.6
Additions for tax positions of prior periods	69.8	48.6	13.3
Reductions for tax positions of prior periods	(18.6)	(75.8)	(18.5)
Statute expirations	(1.9)	(2.3)	(3.7)
Settlements	(0.8)	(29.8)	(20.3)
Balance at December 31,	$ 125.9	$ 64.4	$ 121.5

We and our subsidiaries are routinely examined by various taxing authorities. We file income tax returns in the U.S. federal jurisdiction, various U.S. states, and foreign jurisdictions. With few exceptions including the proposed disallowance we discuss below, we are no longer subject to U.S. federal tax examination for years before 2010 or state, local, or non-U.S. income tax examinations for years before 2004. During the year, we adjusted our unrecognized tax benefits to reflect new information arising during our on-going federal and state audit examinations including the filing of amended federal income tax returns to claim certain deductions.

In October 2011, in conjunction with our examination, the IRS has proposed a disallowance of approximately $130 million in deductions for tax years 2007, 2008 and 2009 related to payments for services provided by our wholly owned Danish subsidiary located in Hillerød, Denmark. We believe that these items represent valid deductible business expenses and will vigorously defend our position.

Included in the balance of unrecognized tax benefits as of December 31, 2012, 2011, and 2010 are $109.5 million, $31.3 million, and $26.2 million (net of the federal benefit on state issues), respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in future periods.

We recognize potential interest and penalties accrued related to unrecognized tax benefits in income tax expense. In 2012, we recognized a net interest expense of $0.1 million. During 2011, we recognized net interest benefit of $12.9 million. In 2010, we recognized a net interest expense of approximately $0.7 million. We have accrued approximately $2.5 million and $3.9 million for the payment of interest as of December 31, 2012 and 2011, respectively.

We do not anticipate any significant changes in our positions in the next twelve months other than expected settlements which have been classified as current liabilities within the accompanying balance sheet.

Contingencies

In 2006, the Massachusetts Department of Revenue (DOR) issued a Notice of Assessment against Biogen Idec MA Inc. (BIMA), one of our wholly-owned subsidiaries, for $38.9 million of corporate excise tax for 2002, which includes associated interest and penalties. The assessment asserted that the portion of sales attributable to Massachusetts (sales factor), the computation of BIMA's research and development credits and certain deductions claimed by BIMA were not appropriate, resulting in unpaid taxes for 2002. We filed an abatement application with the DOR seeking abatements for 2001, 2002 and 2003. Our abatement application was denied and on July 25, 2007, we filed a petition with the Massachusetts Appellate Tax Board (Massachusetts ATB) seeking, among other items, abatements of corporate excise tax for 2001, 2002 and 2003 and adjustments in certain credits and credit carry forwards for 2001, 2002 and 2003. On August 18, 2011, we reached a settlement with the DOR under which we agreed to pay $7.0 million in taxes, plus $5.0 million of interest, and agreed on the nature and amount of tax credits carried forward into 2004. This resolution did not have a significant impact on our results of operations, is related only to the 2001, 2002 and 2003 tax years, and does not resolve matters in dispute for subsequent periods.

On June 8, 2010, we received Notices of Assessment from the DOR against BIMA for $103.5 million of corporate excise tax, including associated interest and penalties, related to our 2004, 2005 and 2006 tax filings. We filed an abatement application with the DOR seeking abatement for 2004, 2005 and 2006. Our abatement application was denied in December 2010, and we filed a petition appealing the denial with the ATB on February 3, 2011, and hearing has been scheduled for April 2013. For all periods under dispute, we believe that positions taken in our tax filings are valid and we are contesting the assessments vigorously.

The audits of our tax filings for 2007 and 2008 are not completed. As these filings were prepared in a manner consistent with prior filings, we may receive an assessment for those years as well. Due to tax law changes effective January 1, 2009, the computation and deductions at issue in previous tax filings are not part of our subsequent tax filings in Massachusetts.

We believe that these assessments do not impact the amount of liabilities for income tax contingencies. However, there is a possibility that we may not prevail in defending all of our assertions with the DOR. If these matters are resolved unfavorably in the future, the resolution could have a material adverse impact on our effective tax rate and our results of operations.

19. Other Consolidated Financial Statement Detail

Supplemental Cash Flow Information

Supplemental disclosure of cash flow information for the years ended December 31, 2012, 2011 and 2010 is as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Cash paid during the year for:			
Interest	$ 65.4	$ 66.7	$ 68.1
Income taxes	$ 526.6	$ 332.7	$ 394.7

Non-cash Investing and Financing Activity

In March 2012, upon completion of our acquisition of Stromedix, we recorded $219.2 million of in-process research and development and $48.2 million of goodwill. In addition, we also recorded a contingent consideration obligation of $122.2 million.

In September 2011, upon completion of our acquisition of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH, we recorded a contingent consideration obligation of $38.8 million.

In connection with the construction of the Cambridge facilities that will be leased by us when the construction is completed, we have recorded an asset along with a corresponding financing obligation on our consolidated balance sheet as of December 31, 2012 and 2011, totaling approximately $86.5 million and $2.2 million, respectively. For additional information related to these transactions, please read Note 12, *Property, Plant & Equipment* to these consolidated financial statements.

In December 2010, upon completion of our acquisition of BIN, we recorded $110.9 million of in-process research and development and $25.6 million of goodwill. In addition, we also assumed a contingent consideration obligation of $81.2 million and a deferred tax liability of $23.7 million.

Other Income (Expense), Net

Components of other income (expense), net, are summarized as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Interest income	$ 29.5	$ 19.2	$ 22.3
Interest expense	(36.5)	(33.0)	(36.1)
Impairments on investments	(5.5)	(9.9)	(19.2)
Gain (loss) on investments, net	10.6	18.8	14.2
Foreign exchange gains (losses), net	(2.5)	(6.3)	(3.5)
Other, net	3.7	(2.3)	3.3
Total other income (expense), net	$ (0.7)	$ (13.5)	$ (19.0)

Accrued Expenses and Other

Accrued expenses and other consists of the following:

(In millions)	As of December 31, 2012	2011
Employee compensation and benefits	$ 248.5	$ 176.3
Revenue-related rebates	191.0	115.0
Deferred revenue	148.0	69.6
Clinical development expenses	51.6	40.8
Royalties and licensing fees	45.2	47.4
Collaboration expenses	37.4	44.2
Current portion of contingent consideration obligations	22.4	10.8
Other	235.8	173.1
Total accrued expenses and other	$ 979.9	$ 677.2

20. Investments in Variable Interest Entities

Consolidated Variable Interest Entities

Our consolidated financial statements include the financial results of variable interest entities in which we are the primary beneficiary.

Investments in Joint Ventures

On September 6, 2011, we completed the purchase of the noncontrolling interest in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH, our respective sales affiliates in Italy and Switzerland, from our joint venture partners, Dompé Farmaceutici SpA and Dompé International SA, respectively. Prior to this transaction, our consolidated financial statements reflected 100% of the operations of these joint venture investments and we recorded net income (loss) attributable to noncontrolling interests in our consolidated statements of income based on the percentage of ownership interest retained by our joint venture partners as we retained the power to direct the activities which most significantly and directly impacted their economic performance. We have continued to consolidate the operations of these entities following our purchase of the noncontrolling interest; however, as of September 6, 2011, we no longer allocate 50% of the earnings of these affiliates to net income (loss) attributable to noncontrolling interests as Biogen Dompé SRL and Biogen Dompé Switzerland GmbH became wholly-owned subsidiaries of the Company.

Until we completed our purchase of the noncontrolling interests, the assets of these joint ventures were restricted, from the standpoint of Biogen Idec, in that they were not available for our general business use outside the context of each joint venture. The joint ventures' most significant assets were accounts receivable from the ordinary course of business. The holders of the liabilities of each joint venture, including the credit line from Dompé Farmaceutici SpA to Biogen Dompé SRL, had no recourse to Biogen Idec. Balances outstanding under Biogen Dompé SRL's credit line were repaid in connection with this transaction. In addition, Dompé Farmaceutici SpA purchased all of Biogen Dompé SRL's outstanding receivables as of June 30, 2011, adjusted for cash received through September 5, 2011. For additional information related to this transaction, please read Note 2, *Acquisitions* to these consolidated financial statements.

Knopp

In August 2010, we entered into a license agreement with Knopp Neurosciences, Inc. (Knopp), a subsidiary of Knopp Holdings, LLC, for the development, manufacture and commercialization of dexpramipexole. Under the terms of the license agreement we made a $26.4 million upfront payment and agreed to pay Knopp development and sales-based milestone payments as well as royalties on future commercial sales. In addition, we also purchased 30.0% of the Class B common shares of Knopp for $60.0 million.

At the end of December 2012, we learned that a Phase 3 trial investigating dexpramipexole in people with amyotrophic lateral sclerosis (ALS) did not meet its primary endpoint and failed to show efficacy in its key secondary endpoints. Based on these results, we have discontinued development of dexpramipexole in ALS. Prior to our decision to discontinue dexpramipexole, we had started the R&D extension program, ENVISION, and had entered into arrangements with certain suppliers for the purchase of raw materials and the supply of drug product. These arrangements have been canceled. We have accrued approximately $12.3 million of research and development expense, as of December 31, 2012, related to those firm commitments to purchase R&D services and inventory or to pay cancellation charges.

In addition, we expect to terminate the license agreement and exercise our put option on the 30.0% of the Class B common shares to Knopp.

Due to the terms of the license agreement and our investment in Knopp, we had determined that we were the primary beneficiary of Knopp as we had the power to direct the activities that most significantly impacted Knopp's economic performance. As such, we consolidated the results of Knopp. As the license agreement with Knopp only gave us access to the underlying intellectual property of dexpramipexole and we did not acquire any employees or other processes, we determined that the transaction was an acquisition of an asset rather than a business. Therefore, we recorded an IPR&D charge of approximately $205.0 million upon the initial consolidation of Knopp, which was included within our consolidated statement of income for 2010. The amount allocated to IPR&D represented the fair value of the intellectual property of Knopp, which as of the effective date of the agreement, had not reached technological feasibility and had no alternative future use. This charge was determined using internal models based on projected revenues and development costs and adjusted for industry-specific probabilities of success. We attributed approximately $145.0 million of the IPR&D charge to the noncontrolling interest.

In March 2011, we dosed the first patient in a registrational study for dexpramipexole. The achievement of this milestone resulted in a $10.0 million payment due to Knopp. As we consolidated Knopp, we recognized this payment as a charge to noncontrolling interests in 2011.

A summary of activity related to this collaboration, excluding the initial accounting for the consolidation of Knopp, was as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Total upfront payments made to Knopp	$ —	$ —	$ 26.4
Milestone payments made to Knopp	$ —	$ 10.0	$ —
Total development expense incurred by the collaboration excluding upfront and milestone payments	$ 96.3	$ 44.8	$ 5.0
Total expense incurred by the collaboration associated with commercial capabilities in preparation for the potential product launch	$ 16.7	$ —	$ —
Biogen Idec's share of expense reflected within our consolidated statements of income	$ 113.0	$ 54.8	$ 31.4
Collaboration expense attributed to noncontrolling interests, net of tax	$ —	$ 8.6	$ —

The assets and liabilities of Knopp were not significant to our financial position or results of operations. We had provided no financing to Knopp other than previously contractually required amounts disclosed above.

Neurimmune SubOne AG

In 2007, we entered into a collaboration agreement with Neurimmune SubOne AG (Neurimmune), a subsidiary of Neurimmune AG, for the development and commercialization of antibodies for the treatment of Alzheimer's disease. Neurimmune conducts research to identify potential therapeutic antibodies and we are responsible for the development, manufacturing and commercialization of all products. Based upon our current development plans, we may pay Neurimmune up to $345.0 million in remaining milestone payments, as well as royalties on sales of any resulting commercial products.

We determined that we are the primary beneficiary of Neurimmune because we have the power through the collaboration to direct the activities that most significantly impact the entity's economic performance and are required to fund 100% of the research and development costs incurred in support of the collaboration agreement.

Amounts that are incurred by Neurimmune for research and development expenses incurred in support of the collaboration that we reimburse are reflected in research and development expense in our consolidated statements of income. In April 2011, we submitted an Investigational New Drug application for BIIB037 (human anti-Amyloid ß mAb) a beta-amyloid removal therapy, which triggered a $15.0 million milestone payment due to Neurimmune. As we consolidate Neurimmune, we recognized this payment as a charge to noncontrolling interests in the second quarter of 2011. Future milestone payments will be reflected within our consolidated statements of income as a charge to the noncontrolling interest, net of tax, when such milestones are achieved.

A summary of activity related to this collaboration is as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Milestone payments made to Neurimmune	$ —	$ 15.0	$ —
Total development expense incurred by the collaboration, excluding upfront and milestone payments	$ 13.3	$ 9.2	$ 15.5
Biogen Idec's share of expense reflected within our consolidated statements of income	$ 13.3	$ 24.2	$ 15.5
Collaboration expense attributed to noncontrolling interests, net of tax	$ —	$ 14.7	$ 1.0

A summary of activity related to this collaboration since inception, along with an estimate of additional future development expenses expected to be incurred by us, is as follows:

(In millions)	As of December 31, 2012
Total upfront and milestone payments made to Neurimmune	$ 35.0
Total expense incurred by Biogen Idec, excluding upfront and milestone payments	$ 53.5
Estimate of additional amounts to be incurred by us in development of the lead compound	$ 783.1

The assets and liabilities of Neurimmune are not significant to our financial position or results of operations as it is a research and development organization. We have provided no financing to Neurimmune other than previously contractually required amounts.

In December 2010, we completed our acquisition of BIN from Neurimmune AG, a related party to this collaboration. For additional information related to this transaction, please read Note 2, *Acquisitions* to these consolidated financial statements.

Unconsolidated Variable Interest Entities

We have relationships with other variable interest entities which we do not consolidate as we lack the power to direct the activities that significantly impact the economic success of these entities. These relationships include investments in certain biotechnology companies and research collaboration agreements. For additional information related to our significant collaboration arrangements with unconsolidated variable interest entities, please read Note 21, *Collaborative and Other Relationships* to these consolidated financial statements.

As of December 31, 2012 and 2011, the total carrying value of our investments in biotechnology companies that we have determined to be variable interest entities, but do not consolidate as we do not have the power to direct their activities, totaled $9.4 million and $14.6 million, respectively. Our maximum exposure to loss related to these variable interest entities is limited to the carrying value of our investments.

We have entered into research collaborations with certain variable interest entities where we are required to fund certain development activities. These development activities are included in research and development expense within our consolidated statements of income, as they are incurred.

We have provided no financing to these variable interest entities other than previously contractually required amounts.

21. Collaborative and Other Relationships

In connection with our business strategy, we have entered into various collaboration agreements which provide us with rights to develop, produce and market products using certain know-how, technology and patent rights maintained by our collaborative partners. Terms of the various collaboration agreements may require us to make milestone payments upon the achievement of certain product research and development objectives and pay royalties on future sales, if any, of commercial products resulting from the collaboration.

Depending on the collaborative arrangement, we may record funding receivables or payable balances with our partners, based on the nature of the cost-sharing mechanism and activity within the collaboration. We had no significant receivables or payables related to cost sharing arrangements with unconsolidated variable interest entities at December 31, 2012 and 2011, respectively.

Genentech (Roche Group)

We collaborate with Genentech, Inc., a wholly-owned member of the Roche Group, on the development and commercialization of RITUXAN and other anti-CD20 products. Our collaboration rights are limited to the U.S. and our rights to products licensed by Genentech are dependent upon Genentech's underlying license rights.

Our collaboration agreement does not have a fixed term and will continue in effect until we mutually agree to terminate the collaboration, except that if we undergo a change in control, as defined in the collaboration agreement, Genentech has the right to present an offer to buy the rights to RITUXAN and we must either accept Genentech's offer or purchase Genentech's rights on the same terms as its offer. Genentech will also be deemed concurrently to have purchased our rights to the other anti-CD20 products now in development in exchange for a royalty. Our collaboration with Genentech was created through a contractual arrangement and not through a joint venture or other legal entity.

In October 2010, we amended our collaboration agreement with Genentech with regard to the development of ocrelizumab and agreed to terms for the development of GA101, as summarized below. This amendment did not have an impact on our share of the co-promotion operating profits of RITUXAN in either 2012, 2011 or 2010.

Ocrelizumab

Genentech is now solely responsible for the further development and commercialization of ocrelizumab and funding future costs. Genentech cannot develop ocrelizumab in CLL, NHL or RA without our consent. We will receive tiered royalties between 13.5% and 24% on U.S. sales of ocrelizumab. Commercialization of ocrelizumab will not impact the percentage of the co-promotion profits we receive for RITUXAN.

GA101

We pay 35% of the development and commercialization expenses of GA101, which is recognized as research and development expense in our consolidated statements of income, and will receive between 35% and 39% of the profits of GA101 based upon the achievement of certain sales milestones. Before the October 2010 amendment and restatement of our collaboration agreement, we had paid 30% of the GA101 development expenses. During the fourth quarter of 2010, we paid approximately $10.0 million to compensate Genentech for our increased share of such previously incurred expenses. Commercialization of GA101 will impact our percentage of the co-promotion profits for RITUXAN, as summarized in the table below.

RITUXAN

While Genentech is responsible for the worldwide manufacturing of RITUXAN, development and commercialization rights and responsibilities under this collaboration are divided as follows:

U.S.

We share with Genentech co-exclusive rights to develop, commercialize and market RITUXAN in the U.S. For 2010, we contributed to the marketing and continued development of RITUXAN by maintaining a limited sales force dedicated to RITUXAN and performing limited development activity. However, during the fourth quarter of 2010, we agreed with Genentech to eliminate our current RITUXAN oncology and rheumatology sales force, with Genentech assuming sole responsibility for the U.S. sales and marketing of RITUXAN.

Canada

We and Genentech have assigned our rights under our collaboration agreement with respect to Canada to Roche.

Outside the U.S. and Canada

We have granted Genentech exclusive rights to develop, commercialize and market RITUXAN outside the U.S. and Canada. Under the terms of separate sublicense agreements between Genentech and Roche, development and commercialization of RITUXAN outside the U.S. and Canada is the responsibility of Roche and its sublicensees. We do not have any direct contractual arrangements with Roche or it sublicensees.

Under the terms of the collaboration agreement, we will be paid royalties between 10% and 12% on sales of RITUXAN outside the U.S. and Canada, with the royalty period lasting 11 years from the first commercial sale of RITUXAN on a country-by-country basis. The royalty periods for substantially all of the remaining royalty-bearing sales of RITUXAN in the rest of world markets expired in 2012. After 2012, we expect revenue on sales of RITUXAN in the rest of world will primarily be limited to our share of pre-tax co-promotion profits in Canada.

Co-promotion Profit-sharing Formula

Our current pretax co-promotion profit-sharing formula for RITUXAN, which resets annually, provides for a 30% share of co-promotion profits on the first $50.0 million of co-promotion operating profit with our share increasing to 40% if co-promotion operating profits exceed $50.0 million. Under the amended agreement, our share of the co-promotion profits for RITUXAN will change, as summarized in the table below, upon the following events:

- *First New Product FDA Approval:* the FDA's first approval of an anti-CD20 product other than ocrelizumab and GA101 that is acquired or developed by Genentech and is subject to the collaboration agreement (New Product).
- *First Non-CLL GA101 FDA Approval:* the FDA's first approval of GA101 in an indication other than CLL.
- *GA101 CLL Sales Trigger:* the first day of the quarter after U.S. gross sales of GA101 in any consecutive 12 month period reach $500.0 million.

Our share of the co-promotion operating profits for RITUXAN is calculated as follows:

		Before First New Product FDA Approval	
Co-promotion Operating Profits†	**After First New Product FDA Approval**	**First Non-CLL GA101 FDA Approval Occurs First**	**GA101 CLL Sales Trigger Occurs First**
I. First $50.0 million	30%	30%	30%
II. Above $50.0 million	—%	—%	35%
A. Until First GA101 Threshold Date	38%	39%	—%
B. After First GA101 Threshold Date			
1(a). Until First Threshold Date	37.5%	—%	—%
1(b). After First Threshold Date and until Second Threshold Date	35%	—%	—%
1(c). After Second Threshold Date	30%	—%	—%
2. Until Second GA101 Threshold Date	—%	37.5%	—%
C. After Second GA101 Threshold Date	—%	35%	—%

† First GA101 Threshold Date means the earlier of (1) the date of the First Non-CLL GA101 FDA Approval if U.S. gross sales of GA101 for the preceding consecutive 12 month period were at least $150.0 million or (2) the first day of the calendar quarter after the date of the First Non-CLL GA101 FDA Approval that U.S. gross sales of GA101 within any consecutive 12 month period have reached $150.0 million.

Second GA101 Threshold Date means the first day of the calendar quarter after U.S. gross sales of GA101 within any consecutive 12 month period have reached $500.0 million.

First Threshold Date means the earlier of (1) the GA101 CLL Sales Trigger, (2) the Second GA101 Threshold Date and (3) the later of (a) the first date that U.S. gross sales of New Products in any calendar year reach $150.0 million and (b) January 1 of the calendar year following the calendar year in which the First New Product FDA Approval occurs if gross sales of New Products reached $150.0 million within the same calendar year in which the First New Product FDA Approval occurred.

Second Threshold Date means the later of (1) the first date that U.S. gross sales of New Products in any calendar year reach $350.0 million and (2) January 1 of the calendar year following the calendar year in which the First Threshold Date occurs.

Our collaboration agreement also provides that we will be paid low single digit royalties on sales outside the U.S. and Canada of new anti-CD20 products developed or licensed by Genentech or controlled by us. These royalties will be payable for a period of 11 years from the first commercial sale of such products on a country-by-country basis.

Unconsolidated Joint Business Revenues

Revenues from unconsolidated joint business consists of (1) our share of pre-tax co-promotion profits in the U.S. (2) reimbursement of our selling and development expenses in the U.S.; and (3) revenue on sales of RITUXAN in the rest of world, which consist of our share of pre-tax co-promotion profits in Canada and royalty revenue on sales of RITUXAN outside the U.S. and Canada by Roche, and its sublicensees. Pre-tax co-promotion profits are calculated and paid to us by Genentech in the U.S. and by Roche in Canada. Pre-tax co-promotion profits consist of U.S. and Canadian sales of RITUXAN to third-party customers net of discounts and allowances less the cost to manufacture RITUXAN, third-party royalty expenses, distribution, selling, and marketing expenses, and joint development expenses incurred by Genentech, Roche and us. We record our share of the pretax co-promotion profits in Canada and royalty revenues on sales of RITUXAN outside the U.S. on a cash basis as we don't have access to the information or ability to estimate these profits or royalty revenue in the period incurred. Additionally, our share of the pre-tax co-promotion profits in the U.S. includes estimates made by Genentech and those estimates are subject to change. Actual results may ultimately differ from our estimates.

In June 2011, the collaboration recognized a charge of approximately $125.0 million, representing an estimate of compensatory damages and interest that might be awarded to Hoechst GmbH (Hoechst), in relation to an intermediate decision by the arbitrator in Genentech's ongoing arbitration with Hoechst. As a result of this charge to the collaboration, our share of RITUXAN revenues from unconsolidated joint business was reduced by approximately $50.0 million in the second quarter of 2011, a portion of which was recorded as a reduction in revenue on sales of RITUXAN in the rest of the world. The actual amount of our share of any damages may vary from our estimate depending on the nature of amount of any damages awarded to Hoechst. For additional information related to this matter, please read Note 22, *Litigation* to these consolidated financial statements.

Revenues from unconsolidated joint business are summarized as follows:

	For the Years Ended December 31,		
(In millions)	**2012**	**2011**	**2010**
Biogen Idec's share of pre-tax co-promotion profits in the U.S.	$ 1,031.7	$ 872.7	$ 848.0
Reimbursement of selling and development expenses in the U.S.	1.6	6.1	58.3
Revenue on sales of RITUXAN in the rest of world	104.6	117.8	170.9
Total unconsolidated joint business revenues	$ 1,137.9	$ 996.6	$ 1,077.2

In 2012, 2011, and 2010, the 40% co-promotion profit-sharing threshold was met during the first quarter.

Currently, we record our share of the expenses incurred by the collaboration for the development of anti-CD20 products in research and development expense in our consolidated statements of income. We incurred $35.4 million, $26.9 million, and $50.6 million in development expense for the years ended December 31, 2012, 2011, and 2010, respectively. After an anti-CD20 product is approved, we will record our share of the development expenses related to that product as a reduction of our share of pre-tax co-promotion profits in revenues from unconsolidated joint business. As a result of the October 2010 amendment of our collaboration agreement with Genentech, we are no longer responsible for any development costs for ocrelizumab.

Elan

We collaborate with Elan on the development, manufacture and commercialization of TYSABRI. Under the terms of our collaboration agreement, we manufacture TYSABRI and collaborate with Elan on the product's marketing, commercial distribution and ongoing development activities. The agreement is designed to effect an equal sharing of profits and losses generated by the activities of our collaboration. Under the agreement, however, once sales of TYSABRI exceeded specific thresholds, Elan was required to make milestone payments to us in order to continue sharing equally in the collaboration's results. Elan has made milestone payments to us of $75.0 million in the third quarter of 2008 and $50.0 million in the first quarter of 2009. These amounts were recorded as deferred revenue upon receipt and are recognized as revenue in our consolidated statements of income based on the ratio of units shipped in the current period over the total units expected to be shipped over the remaining term of the collaboration. No additional milestone payments are required under the agreement to maintain the current profit sharing split and as of December 31, 2012, $92.4 million remains to be amortized. The term of our collaboration agreement extends until November 2019. Each of Biogen Idec and Elan has the option to buy the other party's rights to TYSABRI upon expiration of the term or if the other party undergoes a change of control (as defined in the collaboration agreement). In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of TYSABRI are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

In the U.S., we sell TYSABRI to Elan who sells the product to third party distributors. Our sales price to Elan in the U.S. is set prior to the beginning of each quarterly period to effect an approximate equal sharing of the gross profit between Elan and us. We recognize revenue for sales in the U.S. of TYSABRI upon Elan's shipment of the product to the third party distributors, at which time all revenue recognition criteria have been met. As of December 31, 2012 and 2011, we had deferred revenue of $24.9 million and $23.8 million, respectively, for shipments to Elan that remained in Elan's ending inventory pending shipment of the product to the third party distributors. We incur manufacturing and distribution costs, research and development expenses, commercial expenses, and general and administrative expenses related to TYSABRI. We record these expenses to their respective line items within our consolidated statements of income when they are incurred. Research and development and sales and marketing expenses are shared equally with Elan and the reimbursement of these expenses is recorded as reductions of the respective expense categories. During the years ended December 31, 2012, 2011, and 2010, we recorded $43.7 million, $47.5 million and $49.8 million, respectively, as reductions of research and development expense for reimbursements from Elan. In addition, for the years ended December 31, 2012, 2011, and 2010, we recorded $99.9 million, $77.3 million and $68.5 million, respectively, as reductions of selling, general and administrative expense for reimbursements from Elan.

In the rest of world, we are responsible for distributing TYSABRI to customers and are primarily responsible for all operating activities. Generally, we recognize revenue for sales of TYSABRI in the rest of world at the time of product delivery to our customers. Payments are made to Elan for their share of the rest of world net operating profits to effect an equal sharing of collaboration operating profit. These payments also include the reimbursement for our portion of third-party royalties that Elan pays on behalf of the collaboration relating to rest of world sales. As rest of world sales of TYSABRI increase, our collaboration profit sharing expense is expected to increase. These amounts are reflected in the collaboration profit sharing line in our consolidated statements of income. For the years ended December 31, 2012, 2011 and 2010, $317.9 million, $317.8 million and $258.1 million, respectively, was reflected in the collaboration profit sharing line for our collaboration with Elan.

Acorda

In 2009, we entered into a collaboration and license agreement with Acorda Therapeutics, Inc. (Acorda) to develop and commercialize products containing fampridine in markets outside the U.S. We also have responsibility for regulatory activities and the future clinical development of related products in those markets.

In July 2011, the European Commission (EC) granted a conditional marketing authorization for fampridine in the E.U., under the trade name FAMPYRA, which triggered a $25.0 million milestone payment. This payment was made to Acorda Therapeutics, Inc. (Acorda) in 2011 and was capitalized as an intangible asset. A conditional marketing authorization is renewable annually and is granted to a medicinal product with a positive benefit/risk assessment that fulfills an unmet medical need when the benefit to public health of immediate availability outweighs the risk inherent in the fact that additional data are still required. This marketing authorization was renewed as of July 2012. As part of the conditions of the conditional marketing authorization for FAMPYRA, we will provide additional data from on-going clinical studies regarding FAMPYRA's benefits and safety in the long term. FAMPYRA is commercially available throughout the European Union and in Canada, Australia, New Zealand, Israel and South Korea.

Under the terms of the collaboration and license agreement, we pay Acorda tiered royalties based on the level of ex-U.S. net sales. We may pay up to $375.0 million of additional milestone payments to Acorda, based on the successful achievement of certain regulatory and commercial milestones. The next expected milestone would be $15.0 million, due if ex-U.S. net sales reach $100.0 million over a period of four consecutive quarters. We will capitalize these additional milestones as intangible assets upon achievement of the milestone which will then be amortized utilizing an economic consumption model and recognized as amortization of acquired intangible assets. Royalty payments are recognized as a cost of goods sold.

In connection with the collaboration and license agreement, we have also entered into a supply agreement with Acorda for the commercial supply of FAMPYRA. This agreement is a sublicense arrangement of an existing agreement between Acorda and Alkermes, who acquired Elan Drug Technologies, the original party to the license with Acorda.

A summary of activity related to this collaboration is as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Upfront and milestones payments made to Acorda	$ —	$ 25.0	$ —
Total development expense incurred by Biogen Idec Inc. excluding upfront and milestones payments	$ 18.6	$ 22.3	$ 22.8
Total commercialization expense incurred by Biogen Idec	$ 51.2	$ 14.7	$ —
Total expense reflected within our statements of income	$ 69.8	$ 37.0	$ 22.8
Total capitalized as an intangible asset	$ —	$ 25.0	$ —

A summary of activity related to this collaboration since inception, along with an estimate of additional future development expense expected to be incurred by us, is as follows:

(In millions)	As of December 31, 2012
Total upfront and milestone payments made to Acorda	$ 135.0
Total expense incurred by Biogen Idec, excluding upfront and milestone payments	$ 134.3

Swedish Orphan Biovitrum

In January 2007, we acquired 100% of the stock of Syntonix. Syntonix had previously entered into a collaboration agreement with Swedish Orphan Biovitrum (Sobi) to jointly develop and commercialize Factor VIII and Factor IX hemophilia products. In February 2010, we restructured the collaboration agreement and assumed full development responsibilities and costs, as well as manufacturing rights. In addition, the cross-royalty rates were reduced and commercial rights for certain territories were changed. As a result, we now have commercial rights for North America (the Biogen North America Territory) and for rest of the world markets outside of Europe, Russia, Turkey and certain countries in the Middle East (the Biogen Direct Territory). Subject to the exercise of an option right, Sobi will have commercial rights in Europe, Russia, Turkey and certain countries in the Middle East (the Sobi Territory).

In October 2012, we announced positive top-line results from the Phase 3 study, known as A-LONG, investigating our long-lasting recombinant Factor VIII-Fc fusion protein in hemophilia A, a rare inherited disorder which inhibits blood coagulation. We plan to submit a Biologics License Application to the FDA for our long-lasting Factor VIII product candidate in the first half of 2013.

We submitted a Biologics License Application to the FDA for marketing approval of our long-lasting recombinant Factor IX-Fc fusion protein in hemophilia B, a rare inherited disorder which inhibits blood coagulation, in the fourth quarter of 2012. The regulatory submission was based on the positive top-line results from the Phase 3 study known as B-LONG.

Under the terms of the option right, Sobi may, following our submission of a marketing authorization application to the EMA for each product developed under the collaboration, opt to take over final regulatory approval, pre-launch and commercialization activities in the Sobi Territory by making a payment into escrow of $10.0 million per product. Upon EMA regulatory approval of each such product, Sobi will be liable to reimburse us 50% of the sum of all shared manufacturing and development expenses incurred by us from October 1, 2009 through the date on which Sobi is registered as the marketing authorization holder for the applicable product, as well as 100% of certain development expenses incurred exclusively for the benefit of the Sobi Territory (the Opt-In Consideration). To effect Sobi's reimbursement to us for the Opt-In Consideration exceeding the escrow payment for each product, the cross-royalty structure for direct sales in each company's respective territories will be adjusted until the Opt-In Consideration is paid in full (the Reimbursement Period). The mechanism for reimbursement is outlined in the table below.

Under the amended agreement, amounts are payable as follows:

Royalty and Net Revenue Share Rates:	Method	Rate prior to 1st commercial sale in the Sobi Territory:	Rates should Sobi exercise its option right[3]: Base Rate following 1st commercial sale in the Sobi Territory:	Rates should Sobi exercise its option right[3]: Rate during the Reimbursement Period:
Sobi rate to Biogen on net sales in the Sobi Territory	Royalty	N/A	10 to 12%	Base Rate plus 5%
Biogen rate to Sobi on net sales in the Biogen North America Territory	Royalty	2%	10 to 12%	Base Rate less 5%
Biogen rate to Sobi on net sales in the Biogen Direct Territory	Royalty	2%	15 to 17%	Base Rate less 5%
Biogen rate to Sobi on net revenue[1] from the Biogen Distributor Territory[2]	Net Revenue Share	10%	50%	Base Rate less 15%

(1) Net revenue represents Biogen Idec's pre-tax receipts from third-party distributors, less expenses incurred by Biogen Idec in the conduct of commercialization activities supporting the distributor activities.

(2) The Biogen Distributor Territory represents Biogen territories where sales are derived utilizing a third-party distributor.

(3) A credit will be issued to Sobi against its reimbursement of the Opt-in Consideration in an amount equal to the difference in the rate paid by Biogen Idec to Sobi on sales in the Biogen territories for certain periods prior to the first commercial sale in the Sobi Territory versus the rate that otherwise would have been payable on such sales.

If the reimbursement of the opt-in consideration has not been achieved within six years of the first commercial sale of such product, we maintain the right to require Sobi to pay any remaining balances due to us within 90 days of the six year anniversary date of the first commercial sale.

Should Sobi not exercise its option right with respect to one or both products or should Sobi terminate the agreement with respect to one or both products we will obtain full worldwide development and commercialization rights for such affected products and we will be obligated to pay royalties to Sobi subject to separate terms, as defined under the restructured collaboration agreement. In addition, if EMA approval for any product is not granted within 18 months of the applicable EMA filing date, Sobi shall have the right to require that the escrow payment be refunded and revoke its option right for such product.

Amounts incurred by us in the development of long-lasting recombinant Factor VIII and Factor IX are reflected as research and development expenses in our consolidated statements of income. Prior to the restructuring of our collaboration agreement, our research and development expenses reflected reimbursement from Sobi in accordance with a cost-sharing agreement then in effect. Following the restructuring of our collaboration agreement, amounts incurred by us in the development of long-lasting recombinant Factor VIII and Factor IX are reflected as research and development expenses in our consolidated statements of income which include reimbursement of certain ongoing Sobi development expenses. A summary of collective activity related to these programs is as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Total development expense incurred by Biogen Idec Inc.	$ 142.9	$ 129.6	$ 78.9
Total expense incurred by Biogen Idec Inc. associated with commercial capabilities in preparation for the potential product launch	$ 44.7	$ 18.6	$ —
Total expense reflected within our consolidated statements of income	$ 187.6	$ 148.2	$ 78.5

A summary of activity related to this collaboration since inception, along with an estimate of additional future development expense expected to be incurred by us, is as follows:

(In millions)	As of December 31, 2012	
Total upfront and milestone payments received from Sobi	$	5.0
Total expense incurred by Biogen Idec Inc., excluding upfront and milestone payments	$	468.9
Estimate of additional amounts expected to be incurred by Biogen Idec in development of Factors VIII and IX	$	373.0

AbbVie Biotherapeutics, Inc.

We have a collaboration agreement with AbbVie Biotherapeutics, Inc., a subsidiary of AbbVie, Inc. (AbbVie) aimed at advancing the development and commercialization of daclizumab in MS. Under the agreement, development and commercialization costs and profits are shared equally. In January 2010, we agreed with our collaborator, AbbVie, to assume the manufacture of daclizumab.

Based upon our current development plans, we may incur up to an additional $60.0 million of payments upon achievement of development and commercial milestones related to the development of daclizumab.

A summary of activity related to this collaboration is as follows:

	For the Years Ended December 31,					
(In millions)	2012		2011		2010	
Total development expense incurred by the collaboration	$	128.0	$	105.2	$	74.8
Biogen Idec's share of expense reflected within our consolidated statements of income	$	65.6	$	54.2	$	37.4

Total expense incurred by the collaboration in 2010 reflects the $30.0 million milestone paid to AbbVie in May 2010 upon initiation of patient enrollment in a Phase 3 trial of daclizumab in relapsing MS. A summary of activity related to this collaboration since inception, along with an estimate of additional future development expense expected to be incurred by us, is as follows:

(In millions)	As of December 31, 2012	
Total upfront and milestone payments made to AbbVie	$	80.0
Total expense incurred by Biogen Idec, excluding upfront and milestone payments	$	279.7
Estimate of additional amounts to be incurred by us in development of current indications of daclizumab	$	222.1

Portola Pharmaceuticals, Inc.

On October 26, 2011, we entered into an exclusive, worldwide collaboration and license agreement with Portola Pharmaceuticals, Inc. (Portola) under which both companies will develop and commercialize highly selective, novel oral Syk inhibitors for the treatment of various autoimmune and inflammatory diseases, including asthma, rheumatoid arthritis and systemic lupus erythematosus.

Under the terms of the agreement, we provided Portola with an upfront payment of $36.8 million in cash and purchased $8.2 million in Portola equity, with potential additional payments of up to $406.8 million based on the achievement of certain development and regulatory milestones. During the third quarter of 2012, we decided to stop development of the Syk inhibitor for the treatment of rheumatoid arthritis. We are pursuing the development of the Syk inhibitor for the treatment of asthma.

A summary of collective activity related to these programs is as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Total expense incurred by the collaboration	$ 18.8	$ 1.1	$ —
Total expense reflected within our consolidated statements of income, excluding upfront and milestone payments	$ 14.2	$ 0.9	$ —

A summary of activity related to this collaboration since inception, along with an estimate of additional future development expense expected to be incurred by us, is as follows:

(In millions)	As of December 31, 2012
Total upfront payments paid to Portola	$ 36.8
Total development expense incurred by Biogen Idec Inc., excluding upfront and milestone payments	$ 15.1
Estimate of additional amounts to be incurred by Biogen Idec in development of current indications of Syk inhibitor	$ 695.1

Isis Pharmaceuticals, Inc.

In December, June and January 2012, we entered into three separate exclusive, worldwide option and collaboration agreements with Isis Pharmaceuticals, Inc. (Isis) under which both companies will develop and commercialize antisense therapeutics for up to three gene targets and Isis' product candidates for the treatment of myotonic dystrophy type 1 (DM1) and the treatment of spinal muscular atrophy (SMA), respectively.

Under the terms of the December agreement, we provided Isis with an upfront payment of $30.0 million and will make potential additional payments, prior to licensing, of up to $10.0 million based on the development of the selected product candidate as well as a mark-up of the cost estimate of the Phase 1 and Phase 2 trials. Isis will be responsible for global development of any product candidate through the completion of a Phase 2 trial and we will provide advice on the clinical trial design and regulatory strategy. We have an option to license the product candidate until completion of the Phase 2 trial. If we exercise our option, we will pay Isis up to a $70.0 million license fee and assume global development, regulatory and commercialization responsibilities. Isis could receive up to another $148.0 million in milestone payments upon the achievement of certain regulatory milestones as well as royalties on future sales if we successfully develop the product candidate after option exercise.

Under the terms of the June agreement for the DM1 candidate, we provided Isis with an upfront payment of $12.0 million and will make potential additional payments, prior to licensing, of up to $59.0 million based on the development of the selected product candidate. Isis will be responsible for global development of any product candidate through the completion of a Phase 2 trial and we will provide advice on the clinical trial design and regulatory strategy. We also have an option to license the product candidate until completion of the Phase 2 trial. If we exercise our option, we will pay Isis up to a $70.0 million license fee and assume global development, regulatory and commercialization responsibilities. Isis could receive up to another $130.0 million in milestone payments upon the achievement of certain regulatory milestones as well as royalties on future sales if we successfully develop the product candidate after option exercise.

Under the terms of the January agreement for the antisense investigation drug, ISIS-SMNRx, we paid Isis $29.0 million as an upfront payment and agreed to pay up to $45.0 million in milestones related to the clinical development of ISIS-SMNRx of which $18.0 million will become payable upon initiation of the first Phase 2/3 study of ISIS-SMNRx. Isis will be responsible for global development of ISIS-SMNRx through the completion of Phase 2/3 trials and we will provide advice on the clinical trial design and regulatory strategy. We also have an option to license ISIS-SMNRx until completion of the first successful Phase 2/3 trial. If we exercise our option, we will pay Isis a $75.0 million license fee and assume global development, regulatory and commercialization responsibilities. Isis could receive up to another $150.0 million in milestone payments upon the achievement of certain regulatory milestones as well as royalties on future sales of ISIS-SMNRx if we successfully develop ISIS-SMNRx after option exercise.

A summary of collective activity related to these programs is as follows:

(In millions)	For the Years Ended December 31, 2012	2011	2010
Total expense incurred by Biogen Idec Inc.	$ 0.6	$ —	$ —
Total expense reflected within our consolidated statements of income, excluding upfront and milestone payments	$ 0.6	$ —	$ —

A summary of activity related to these collaborations since inception, along with an estimate of additional future development expense expected to be incurred by us, is as follows:

(In millions)	As of December 31, 2012
Total upfront payments paid to Isis	$ 71.0
Total development expense incurred by Biogen Idec Inc., excluding upfront and milestone payments	$ 0.6
Estimate of additional amounts to be incurred by Biogen Idec in development of DM1 and SMA	$ 697.6

Samsung Biosimilar Agreement

In February 2012, we finalized an agreement with Samsung BioLogics Co. Ltd. (Samsung Biologics) that established an entity, Samsung Bioepis, to develop, manufacture and market biosimilar pharmaceuticals. Under the terms of the agreement, Samsung Biologics will contribute 280.5 billion South Korean won (approximately $250.0 million) for an 85 percent stake in Samsung Bioepis and we will contribute approximately 49.5 billion South Korean won (approximately $45.0 million) for the remaining 15 percent ownership interest. Our investment will be limited to this contribution as we have no obligation to provide any additional funding; however, we maintain an option to purchase additional stock in Samsung Bioepis in order to increase our ownership percentage up to 49.9 percent. The exercise of this option is within our control.

Samsung Biologics has the power to direct the activities of Samsung Bioepis which will most significantly and directly impact its economic performance. We account for this investment under the equity method of accounting as we maintain the ability to exercise significant influence over Samsung Bioepis through a presence on the entity's Board of Directors and our contractual relationship. Under the equity method, we record our original investment at cost and subsequently adjust the carrying value of our investments for our share of equity in the entity's income or losses according to our percentage of ownership. If losses accumulate, we will record our share of losses until our investment has been fully depleted. Once our investment has been fully depleted, we will recognize additional losses only if we provide or are required to provide additional funding. As of December 31, 2012, our cash contributions to Samsung Bioepis totaled 36.0 billion South Korean won (approximately $32.1 million). As of December 31, 2012, the carrying value of our investment in Samsung Bioepis totaled 29.7 billion South Korean won (approximately $27.8 million), which is classified as a component of investments and other assets within our consolidated balance sheets. We are obligated to fund an additional 13.5 billion South Korean won (approximately $12.5 million), which is due within the next year. We recognize our share of the results of operations related to our investment in Samsung Bioepis one quarter in arrears when the results of the entity become available, which will be reflected as equity in earnings (loss) of investee, net of tax within our consolidated statements of income. During the year ended December 31, 2012, we recognized a loss on our equity method investment of $4.5 million.

Simultaneous with formation of Samsung Bioepis, we entered into a license agreement and technical development and manufacturing services agreements with Samsung Bioepis. Under the terms of the license agreement, we granted Samsung Bioepis an exclusive license to use, develop, manufacture, and commercialize products created by Samsung Bioepis using Biogen Idec product-specific technology. In exchange, we will receive royalties on all products developed and commercialized by Samsung Bioepis. Under the terms of the technical development agreement, we will provide Samsung Bioepis technical development services and technology transfer services, which include, but are not limited to, cell culture development, purification process development, formulation development, and analytical development. Under the terms of our manufacturing agreement we will manufacture certain clinical drug substance, clinical drug product, commercial drug substance and commercial drug product pursuant to contractual terms. For the year ended December 31, 2012, we recognized $13.3 million in revenues in relation to these services, which is reflected as a component of other revenues within our consolidated statement of income. In addition, we have recorded $11.2 million as deferred revenue, which will be recognized as revenue when the drug substance or product is shipped.

22. Litigation

Massachusetts Department of Revenue

On June 8, 2010, we received Notices of Assessment from the Massachusetts DOR against BIMA for $103.5 million of corporate excise tax, including associated interest and penalties, related to our 2004, 2005 and 2006 tax filings. We filed an abatement application with the DOR, which was denied, and we filed a petition appealing the denial with the Massachusetts ATB on February 3, 2011, and a hearing has been scheduled for April 2013. For all periods under dispute, we believe that positions taken in our tax filings are valid and we are contesting the assessments vigorously.

Hoechst — Genentech Arbitration

On October 24, 2008, Hoechst GmbH (Hoechst), affiliate of Sanofi-Aventis Deutschland GmbH (Sanofi), filed with the ICC International Court of Arbitration (Paris) a request for arbitration against Genentech, claiming a breach of a license agreement (the Hoechst License) between one of Hoechst's predecessors and Genentech that was entered as of January 1, 1991 and terminated by Genentech effective October 27, 2008. The Hoechst License granted Genentech certain rights with respect to later-issued U.S. Patents 5,849,522 ('522 patent) and 6,218,140 ('140 patent) and other potential patents outside the U.S. The Hoechst License provided for potential royalty payments of 0.5% on net sales of certain products defined by the agreement. In that proceeding, Genentech maintains that no royalties are due because it does not infringe any of the relevant patents. Although we are not a party to the arbitration, we expect that any damages that may be awarded to Hoechst (should Hoechst attempt to enforce an arbitral award) may be a cost charged to our collaboration with Genentech.

In September 2012, the arbitrator ruled that Genentech is liable to Hoechst for royalties with respect to RITUXAN under the Hoechst License, and held a hearing on damages in November 2012, at which Hoechst claimed damages and interest of approximately EUR181.0 million, plus attorneys' fees and costs to be determined in a later proceeding. A decision on damages is pending. In December 2012, Genentech filed a Declaration of Appeal in the Paris Court of Appeal to vacate the arbitrator's decision on liability, and the appeal is pending. In the second quarter of 2011, we reduced our share of RITUXAN revenues from unconsolidated joint business by approximately $50.0 million to reflect our share of the approximately $125.0 million compensatory damages and interest that Genentech estimated might be awarded to Hoechst. The actual amount of our share of any damages may vary from this estimate depending on the nature or amount of any damages awarded to Hoechst, or if any final decision awarding damages is successfully challenged by Genentech.

Sanofi '522 and '140 Patent Litigation

On October 27, 2008, Sanofi filed suit against Genentech and Biogen Idec in federal court in Texas (E.D. Tex.) (Texas Action) claiming that RITUXAN and certain other Genentech products infringe the '522 patent and the '140 patent, and on the same day Genentech and Biogen Idec filed a complaint against Sanofi in federal court in California (N.D. Cal.) (California Action) seeking declaratory judgments that RITUXAN and the other Genentech products do not infringe the '522 patent or the '140 patent and that those patents are invalid and unenforceable. The Texas Action was ordered transferred to the federal court in the Northern District of California and consolidated with the California Action.

On April 21, 2011, the district court entered a separate and final judgment that the manufacture and sale of RITUXAN do not infringe the '522 patent or the '140 patent. The district court stayed further proceedings relating to Biogen Idec's and Genentech's claims seeking a declaration that the asserted patent claims are invalid and unenforceable. On March 22, 2012, the U.S. Court of Appeals for the Federal Circuit affirmed the judgment of non-infringement. No trial date has yet been set on the stayed claims. On May 1, 2012, Genentech filed a motion to enjoin Sanofi and those acting in concert with it, including Hoechst, from continuing the arbitration described above or enforcing any award of royalties under the Hoechst License, but the motion was denied on May 25, 2012. On June 6, 2012, Genentech appealed the denial to the U.S. Court of Appeals for the Federal Circuit and the appeal is pending.

'755 Patent Litigation

On September 15, 2009, we were issued U.S. Patent No. 7,588,755 ('755 Patent), which claims the use of interferon beta for immunomodulation or treating a viral condition, viral disease, cancers or tumors. This patent, which expires in September 2026, covers, among other things, the treatment of MS with our product AVONEX. On May 27, 2010, Bayer Healthcare Pharmaceuticals Inc. (Bayer) filed a lawsuit against us in the U.S. District Court for the District of New Jersey seeking a declaratory judgment of patent invalidity and non-infringement and seeking monetary relief in the form of attorneys' fees, costs and expenses. On May 28, 2010, BIMA filed a lawsuit in the U.S. District Court for the District of New Jersey alleging infringement of the '755 Patent by EMD Serono, Inc. (manufacturer, marketer and seller of REBIF), Pfizer, Inc. (co-marketer of REBIF), Bayer (manufacturer, marketer and seller of BETASERON and manufacturer of EXTAVIA), and Novartis

Pharmaceuticals Corp. (marketer and seller of EXTAVIA) and seeking monetary damages, including lost profits and royalties. The court has consolidated the two lawsuits, and we refer to the two actions as the "Consolidated '755 Patent Actions".

Bayer, Pfizer, Novartis and EMD Serono have all filed counterclaims in the Consolidated '755 Patent Actions seeking declaratory judgments of patent invalidity and noninfringement, and seeking monetary relief in the form of costs and attorneys' fees, and EMD Serono and Bayer have each filed a counterclaim seeking a declaratory judgment that the '755 Patent is unenforceable based on alleged inequitable conduct. Bayer has also amended its complaint to seek such a declaration. No trial date has yet been ordered, but we expect that the trial of the Consolidated '755 Patent Actions will take place in 2014.

GSK '612 Patent Litigation

On March 23, 2010, we and Genentech were issued U.S. Patent No. 7,682,612 ('612 Patent) relating to a method of treating CLL using an anti-CD20 antibody. The patent, which expires in November 2019, covers, among other things, the treatment of CLL with RITUXAN. On March 23, 2010, we and Genentech filed a lawsuit in federal court in the Southern District of California against Glaxo Group Limited and GlaxoSmithKline LLC (collectively, GSK) alleging infringement of that patent based upon GSK's manufacture, marketing and sale, offer to sell, and importation of ARZERRA. We seek damages, including a royalty and lost profits, and injunctive relief. GSK has filed a counterclaim seeking a declaratory judgment of patent invalidity, noninfringement, unenforceability, and inequitable conduct, and seeking monetary relief in the form of costs and attorneys' fees.

On November 15, 2011, the district court entered a separate and final judgment in favor of GSK on Biogen Idec's and Genentech's claims, and in favor of GSK on GSK's counterclaim for non-infringement, and stayed all further proceedings pending the outcome on appeal. Biogen Idec and Genentech filed a notice of appeal in the United States Court of Appeals for the Federal Circuit on December 5, 2011 and the appeal is pending.

Novartis V&D '688 Patent Litigation

On January 26, 2011, Novartis Vaccines and Diagnostics, Inc. (Novartis V&D) filed suit against us in federal district court in Delaware, alleging that TYSABRI infringes U.S. Patent No. 5,688,688 "Vector for Expression of a Polypeptide in a Mammalian Cell" ('688 Patent), which was granted in November 1997 and expires in November 2014. Novartis V&D seeks a declaration of infringement, a finding of willful infringement, compensatory damages, treble damages, interest, costs and attorneys' fees. On July 18, 2012, the court granted Novartis V&D leave to add Novartis Pharma AG, an alleged exclusive licensee of the '688 Patent, as co-plaintiff. We have not formed an opinion that an unfavorable outcome is either "probable" or "remote", and are unable to estimate the magnitude or range of any potential loss. We believe that we have good and valid defenses to the complaint and will vigorously defend against it. A trial has been set for January 2014.

Italian National Medicines Agency

In the fourth quarter of 2011, Biogen Idec SRL received a notice from the Italian National Medicines Agency (Agenzia Italiana del Farmaco or AIFA) stating that sales of TYSABRI for the period from February 2009 through February 2011 exceeded by EUR30.7 million a reimbursement limit established pursuant to a Price Determination Resolution (Price Resolution) granted by AIFA in February 2007. The Price Resolution set the initial price for the sale of TYSABRI in Italy and limited the amount of government reimbursement "for the first 24 months " of TYSABRI sales. As the basis for the claim, the AIFA notice referred to a 2001 Decree that provides for an automatic 24-month renewal of the terms of all Price Resolutions that are not renegotiated prior to the expiration of their term.

On November 17, 2011, Biogen Idec SRL responded to AIFA that the reimbursement limit in the Price Resolution by its terms relates only to the first 24 months of TYSABRI sales, which began in February 2007. On December 23, 2011, we filed an appeal in the Regional Administrative Tribunal of Lazio (Il Tribunale Amministrativo Regionale per il Lazio) in Rome against AIFA, seeking a ruling that our interpretation of the Price Resolution is valid and that the position of AIFA is unenforceable, and the appeal is pending. On November 21, 2012, the tribunal ruled that the Price Resolution would not automatically renew for another 24-month term pending resolution of the dispute. We have not formed an opinion that an unfavorable outcome of the dispute is either "probable" or "remote". We believe that we have good and valid grounds for our appeal and will vigorously pursue it.

Average Manufacturer Price Litigation

On September 6, 2011, we and several other pharmaceutical companies were served with a complaint originally filed under seal on October 28, 2008 in the United States District Court for the Eastern District of Pennsylvania by Ronald Streck (the relator) on behalf of himself and the United States, and the states of New Jersey, California, Rhode Island, Michigan, Montana, Wisconsin, Massachusetts, Tennessee, Oklahoma, Texas, Indiana, New Hampshire, North Carolina, Florida, Georgia,

New Mexico, Illinois, New York, Virginia, Delaware, Hawaii, Louisiana, Connecticut, and Nevada, (collectively States), and the District of Columbia, alleging violations of the False Claims Act, 31 U.S.C. § 3729 et seq. and state and District of Columbia statutory counterparts. The United States and the States have declined to intervene, and the District of Columbia has not intervened. The complaint was subsequently unsealed and served, and then amended. The amended complaint alleges that Biogen Idec and other defendants underreport Average Manufacturer Price (AMP) information to the Centers for Medicare and Medicaid Services, thereby causing Biogen Idec and other defendants to underpay rebates under the Medicaid Drug Rebate Program. The relator alleges that the underreporting has occurred because Biogen Idec and other defendants improperly consider various payments that they make to drug wholesalers to be discounts under applicable federal law. We and the other defendants filed a motion to dismiss the complaint, which was granted in part and denied in part on July 3, 2012. As to AMP submissions before January 1, 2007, the court dismissed all state and federal claims against us. As to AMP submissions after January 1, 2007, the court denied our motion to dismiss federal law claims. Plaintiff's remaining state-law claims were dismissed in whole as to claims under New Mexico law and in part as to claims under the laws of Delaware, New Hampshire, Texas, Connecticut, Georgia, Indiana, Montana, New York, Oklahoma, and Rhode Island. A trial has been set for September, 2014. We have not formed an opinion that an unfavorable outcome under the remaining claims is either "probable" or "remote," and are unable at this stage of the litigation to form an opinion as to the magnitude or range of any potential loss. We believe that we have good and valid defenses and intend vigorously to defend against the allegations.

Government Review of Sales and Promotional Practices

We have learned that state and federal governmental authorities are investigating our sales and promotional practices. We are cooperating with the government.

Qui Tam Litigation

In August, 2012, we learned that a relator, on behalf of the United States and certain states, filed a suit under seal on February 17, 2011 against us, Elan Corporation, plc, and Elan Pharmaceuticals, Inc. in the United States District Court for the Western District of Virginia. We have neither seen nor been served with the complaint, but understand that it was filed under the Federal False Claims Act.

Canada Lease Dispute

On April 18, 2008, First Real Properties Limited filed suit against Biogen Idec Canada Inc. (BI Canada) in the Superior Court of Justice in London, Ontario alleging breach of an offer for lease of property signed by BI Canada in 2007 and an unsigned proposed lease for the same property. The plaintiff's complaint seeks $7.0 million in damages, but the plaintiff submitted an expert report estimating the plaintiff's damages to be approximately $2.5 million after mitigation. The plaintiff also seeks costs of approximately $0.4 million and interest. Trial began in January 2013 and is ongoing.

Product Liability and Other Legal Proceedings

We are also involved in product liability claims and other legal proceedings generally incidental to our normal business activities. While the outcome of any of these proceedings cannot be accurately predicted, we do not believe the ultimate resolution of any of these existing matters would have a material adverse effect on our business or financial condition.

23. Commitments and Contingencies

Leases

We rent laboratory and office space and certain equipment under non-cancelable operating leases. These lease agreements contain various clauses for renewal at our option and, in certain cases, escalation clauses typically linked to rates of inflation. Rental expense under these leases, which terminate at various dates through 2028, amounted to $49.0 million in 2012, $46.2 million in 2011 and $44.8 million in 2010. In addition to rent, the leases may require us to pay additional amounts for taxes, insurance, maintenance and other operating expenses.

As of December 31, 2012, minimum rental commitments under non-cancelable leases, net of income from subleases, for each of the next five years and total thereafter were as follows:

(In millions)	2013	2014	2015	2016	2017	Thereafter	Total
Minimum lease payments (1)	$ 45.6	$ 58.5	$ 53.7	$ 49.7	$ 49.1	$ 398.2	$ 654.8
Less: income from subleases	(0.5)	(0.5)	—	—	—	—	(1.0)
Net minimum lease payments	$ 45.1	$ 58.0	$ 53.7	$ 49.7	$ 49.1	$ 398.2	$ 653.8

(1) Includes future minimum rental commitments related to leases executed for two office buildings currently under construction in Cambridge, Massachusetts with a planned occupancy during the second half of 2013. The leases both have 15 year terms and we have options to extend the term of each lease for two additional five-year terms. Future minimum rental commitments under these leases will total approximately $340.0 million over the initial 15 year lease terms.

Includes future minimum rental commitments of $9.3 million related to our lease arrangement with Eisai. The 10 year lease agreement, which is cancellable after 5 years and will become effective in February 2013, gives us the option to purchase the facility.

Balances also include remaining total minimum lease payments through 2025, totaling approximately $240.0 million, related to our current corporate headquarters in Weston, Massachusetts, which we expect will be reduced once we relocate our corporate headquarters to Cambridge Massachusetts.

For additional information related to these transactions, please read Note 12, *Property, Plant and Equipment* to these consolidated financial statements.

Under certain of our lease agreements, we are contractually obligated to return leased space to its original condition upon termination of the lease agreement. At the inception of a lease with such conditions, we record an asset retirement obligation liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. In subsequent periods, for each such lease, we record interest expense to accrete the asset retirement obligation liability to full value and depreciate each capitalized asset retirement obligation asset, both over the term of the associated lease agreement. Our asset retirement obligations were not significant as of December 31, 2012 or 2011.

Tax Related Obligations

We exclude liabilities pertaining to uncertain tax positions from our summary of contractual obligations as we cannot make a reliable estimate of the period of cash settlement with the respective taxing authorities. As of December 31, 2012, we have approximately $71.7 million of liabilities associated with uncertain tax positions.

Other Funding Commitments

As of December 31, 2012, our cash contributions to Samsung Bioepis totaled 36.0 billion South Korean won (approximately $32.1 million). We are obligated to fund an additional 13.5 billion South Korean won (approximately $12.5 million), which is due within the next year. For additional information related to our relationship with Samsung Bioepis, please read Note 21, *Collaborative and Other Relationships* to these consolidated financial statements.

As of December 31, 2012, we have funding commitments of up to approximately $11.6 million as part of our investment in biotechnology oriented venture capital funds.

As of December 31, 2012, we have several on-going clinical studies in various clinical trial stages. Our most significant clinical trial expenditures are to clinical research organizations (CROs). The contracts with CROs are generally cancellable, with notice, at our option. We have recorded accrued expenses of approximately $26.5 million on our consolidated balance sheet for expenditures incurred by CROs as of December 31, 2012. We have approximately $440.0 million in cancellable future commitments based on existing CRO contracts as of December 31, 2012.

Contingent Milestone Payments

Based on our development plans as of December 31, 2012, we have committed to make potential future milestone payments to third parties of up to approximately $1.5 billion as part of our various collaborations, including licensing and development programs. Payments under these agreements generally become due and payable only upon achievement of certain development, regulatory or commercial milestones. Because the achievement of these milestones had not occurred as of December 31, 2012, such contingencies have not been recorded in our financial statements.

Contingent Consideration

In connection with our purchase of the noncontrolling interests in our joint venture investments in Biogen Dompé SRL and Biogen Dompé Switzerland GmbH and our acquisitions of Stromedix, Biogen Idec International Neuroscience GmbH (BIN), Biogen Idec Hemophilia Inc. (BIH), and Fumapharm AG, we agreed to make additional payments based upon the achievement of certain milestone events. These milestones may not be achieved.

As the acquisitions of the noncontrolling interests in our joint venture investments and our acquisitions of Stromedix and BIN occurred after January 1, 2009, we record contingent consideration liabilities at their fair value on the acquisition date and revalue these obligations each reporting period. For additional information related to these transactions please read Note 2, *Acquisitions*, to these consolidated financial statements.

In connection with our acquisition of BIH, formerly Syntonix, in January 2007, we agreed to pay up to an additional $80.0 million if certain milestone events associated with the development of BIH's lead product, long-lasting recombinant Factor IX are achieved. The first $40.0 million contingent payment was achieved in the first quarter of 2010. An additional $20.0 million contingent payment will occur if prior to the tenth anniversary of the closing date, the FDA grants approval of a Biologic License Application for Factor IX. A second $20.0 million contingent payment will occur if prior to the tenth anniversary of the closing date, a marketing authorization is granted by the EMA for Factor IX. For additional information related to these transactions please read Note 2, *Acquisitions* to these consolidated financial statements.

In 2006, we acquired Fumapharm AG. As part of this acquisition we acquired FUMADERM and TECFIDERA (together, Fumapharm Products). We paid $220.0 million upon closing of the transaction and will pay an additional $15.0 million if a Fumapharm Product is approved for MS in the U.S. or E.U. We would also be required to make additional milestone payments to Fumapharm AG based on the attainment of certain sales levels of Fumapharm Products, less certain costs as defined in the acquisition agreement. These milestone payments are considered contingent consideration and will be accounted for as an increase to goodwill as incurred, in accordance with the accounting standard applicable to business combinations when we acquired Fumapharm.

24. Guarantees

As of December 31, 2012 and 2011, we did not have significant liabilities recorded for guarantees.

We enter into indemnification provisions under our agreements with other companies in the ordinary course of business, typically with business partners, contractors, clinical sites and customers. Under these provisions, we generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of our activities. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is unlimited. However, to date we have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the estimated fair value of these agreements is minimal. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2012 and 2011.

25. Employee Benefit Plans

We sponsor various retirement and pension plans. Our estimates of liabilities and expenses for these plans incorporate a number of assumptions, including expected rates of return on plan assets and interest rates used to discount future benefits.

401(k) Savings Plan

We maintain a 401(k) Savings Plan which is available to substantially all regular employees in the U.S. over the age of 21. Participants may make voluntary contributions. We make matching contributions according to the 401(k) Savings Plan's matching formula. Beginning in January 2008, all past and current matching contributions will vest immediately. Previously, the matching contributions vested over 4 years of service by the employee. Participant contributions vest immediately. The 401 (k) Savings Plan also holds certain transition contributions on behalf of participants who previously participated in the Biogen, Inc. Retirement Plan. The expense related to our 401(k) Savings Plan primarily consists of our matching contributions.

Expense related to our 401(k) Savings Plan totaled $32.8 million, $24.8 million and $26.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Deferred Compensation Plan

We maintain a non-qualified deferred compensation plan, known as the Supplemental Savings Plan (SSP), which allows a select group of management employees in the U.S. to defer a portion of their compensation. The SSP also provides certain credits to highly compensated U.S. employees, which are paid by the company. These credits are known as the Restoration Match. The deferred compensation amounts are accrued when earned. Such deferred compensation is distributable in cash in accordance with the rules of the SSP. Deferred compensation amounts under such plan as of December 31, 2012 and 2011 totaled approximately $66.9 million and $60.1 million, respectively, and are included in other long-term liabilities within the accompanying consolidated balance sheets. The SSP also holds certain transition contributions on behalf of participants who previously participated in the Biogen, Inc. Retirement Plan. Beginning in 2008, the Restoration Match vests immediately. Previously, the Restoration Match and transition contributions vested over four and seven years of service, respectively, by the employee. Participant contributions vest immediately. Distributions to participants can be either in one lump sum payment or annual installments as elected by the participants.

Pension Plan

Our retiree benefit plans include defined benefit plans for employees in our affiliates in Switzerland and Germany as well as other insignificant defined benefit plans in certain other countries in which we maintain an operating presence.

Our Swiss plan is a government-mandated retirement fund that provides employees with a minimum investment return. The minimum investment return is determined annually by Swiss government and was 1.5% in 2012 and 2.0% in 2011 and 2010, respectively. Under this plan, both we and certain of our employees with annual earnings in excess of government determined amounts are required to make contributions into a fund managed by an independent investment fiduciary. Employer contributions must be in an amount at least equal to the employee's contribution. Minimum employee contributions are based on the respective employee's age, salary, and gender. As of December 31, 2012 and 2011, the Plan had an unfunded net pension obligation of approximately $20.5 million and $10.0 million, respectively, and plan assets which totaled approximately $28.1 million and $20.1 million, respectively. In 2012, 2011 and 2010, we recognized expense totaling $3.8 million, $3.6 million and $3.0 million, respectively, related to our Swiss plan.

The obligations under the German plan are unfunded and totaled $15.9 million and $8.6 million as of December 31, 2012 and 2011, respectively. Net periodic pension cost related to the German plan totaled $1.9 million, $1.8 million and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

26. Segment Information

We operate as one business segment, which is the business of discovering, developing, manufacturing and marketing therapies for the treatment of multiple sclerosis and other autoimmune disorders, neurodegenerative diseases and hemophilia and therefore, our chief operating decision-maker manages the operations of our Company as a single operating segment. Enterprise-wide disclosures about product revenues, other revenues and long-lived assets by geographic area and information relating to major customers are presented below. Revenues are primarily attributed to individual countries based on location of the customer or licensee.

Revenue by product is summarized as follows:

	For the Years Ended December 31,								
	2012			2011			2010		
(In millions)	United States	Rest of World	Total	United States	Rest of World	Total	United States	Rest of World	Total
AVONEX	$ 1,793.7	$ 1,119.4	$ 2,913.1	$ 1,628.3	$ 1,058.3	$ 2,686.6	$ 1,491.6	$ 1,026.8	$ 2,518.4
TYSABRI	383.1	752.8	1,135.9	326.5	753.0	1,079.5	252.8	647.4	900.2
Other	—	117.1	117.1	—	70.0	70.0	—	51.5	51.5
Total product revenues	$ 2,176.8	$ 1,989.3	$ 4,166.1	$ 1,954.8	$ 1,881.3	$ 3,836.1	$ 1,744.4	$ 1,725.7	$ 3,470.1

Geographic Information

The following tables contain certain financial information by geographic area:

December 31, 2012 (In millions)	U.S.	Europe[1]	Germany	Asia	Other	Total
Product revenues from external customers	$ 2,176.8	$ 1,216.2	$ 409.2	$ 93.2	$ 270.7	$ 4,166.1
Revenues from unconsolidated joint business	$ 1,033.3	$ 14.3	$ —	$ 27.5	$ 62.8	$ 1,137.9
Other revenues from external customers	$ 170.2	$ 27.9	$ 1.1	$ 13.3	$ —	$ 212.5
Long-lived assets	$ 996.6	$ 738.6	$ 1.9	$ 2.9	$ 2.2	$ 1,742.2
December 31, 2011 (In millions)	**U.S.**	**Europe[1]**	**Germany**	**Asia**	**Other**	**Total**
Product revenues from external customers	$ 1,954.8	$ 1,163.3	$ 377.5	$ 88.7	$ 251.8	$ 3,836.1
Revenues from unconsolidated joint business	$ 878.8	$ 29.9	$ —	$ 30.7	$ 57.2	$ 996.6
Other revenues from external customers	$ 187.0	$ 28.3	$ 0.6	$ —	$ —	$ 215.9
Long-lived assets	$ 1,012.5	$ 816.6	$ 1.6	$ 5.3	$ 2.4	$ 1,838.4
December 31, 2010 (In millions)	**U.S.**	**Europe[1]**	**Germany**	**Asia**	**Other**	**Total**
Product revenues from external customers	$ 1,744.4	$ 1,090.7	$ 362.4	$ 69.0	$ 203.6	$ 3,470.1
Revenues from unconsolidated joint business	$ 906.3	$ 95.3	$ —	$ 26.0	$ 49.6	$ 1,077.2
Other revenues from external customers	$ 136.0	$ 32.6	$ 0.5	$ —	$ —	$ 169.1
Long-lived assets	$ 1,100.3	$ 717.4	$ 1.5	$ 5.4	$ 1.6	$ 1,826.2

(1) Represents amounts related to Europe less those attributable to Germany.

Revenues from Unconsolidated Joint Business

Approximately 21%, 20% and 23% of our total revenues in 2012, 2011 and 2010, respectively, are derived from our joint business arrangement with Genentech. For additional information related to our collaboration with Genentech, please read Note 21, *Collaborative and Other Relationships* to these consolidated financial statements.

Significant Customers

We recorded revenue from two wholesale distributors accounting for 20% and 10% of gross product revenues in 2012, 18% and 10% of gross product revenue in 2011, and 18% and 11% of gross product revenues in 2010.

Other

As of December 31, 2012, 2011 and 2010, approximately $713.4 million, $668.5 million and $644.7 million, respectively, of our long-lived assets were related to our manufacturing facilities in Denmark.

27. Quarterly Financial Data (Unaudited)

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2012	(a)	(b)		(c) (d)	
Product revenues	$ 975.4	$ 1,076.8	$ 1,039.1	$ 1,074.7	$ 4,166.1
Unconsolidated joint business revenues	$ 284.6	$ 284.6	$ 287.8	$ 280.9	$ 1,137.9
Other revenues	$ 32.0	$ 59.6	$ 58.6	$ 62.3	$ 212.5
Total revenues	$ 1,292.0	$ 1,421.0	$ 1,385.5	$ 1,417.9	$ 5,516.5
Gross profit	$ 1,158.8	$ 1,281.8	$ 1,246.2	$ 1,284.1	$ 4,971.0
Net income	$ 302.4	$ 387.1	$ 398.4	$ 292.1	$ 1,380.0
Net income attributable to Biogen Idec Inc.	$ 302.7	$ 386.8	$ 398.4	$ 292.1	$ 1,380.0
Basic earnings per share attributable to Biogen Idec Inc.	$ 1.26	$ 1.62	$ 1.68	$ 1.24	$ 5.80
Diluted earnings per share attributable to Biogen Idec Inc.	$ 1.25	$ 1.61	$ 1.67	$ 1.23	$ 5.76

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2011		(e)		(f)	
Product revenues	$ 907.1	$ 956.7	$ 975.8	$ 996.6	$ 3,836.1
Unconsolidated joint business revenues	$ 256.1	$ 216.5	$ 266.5	$ 257.5	$ 996.6
Other revenues	$ 40.1	$ 35.5	$ 67.7	$ 72.6	$ 215.9
Total revenues	$ 1,203.3	$ 1,208.6	$ 1,309.9	$ 1,326.7	$ 5,048.6
Gross profit	$ 1,100.2	$ 1,108.1	$ 1,186.4	$ 1,187.1	$ 4,581.9
Net income	$ 308.8	$ 304.0	$ 353.7	$ 300.2	$ 1,266.7
Net income attributable to Biogen Idec Inc.	$ 294.3	$ 288.0	$ 351.8	$ 300.2	$ 1,234.4
Basic earnings per share attributable to Biogen Idec Inc	$ 1.22	$ 1.19	$ 1.45	$ 1.24	$ 5.09
Diluted earnings per share attributable to Biogen Idec Inc	$ 1.20	$ 1.18	$ 1.43	$ 1.22	$ 5.04

Full year amounts may not sum due to rounding.

(a) Net income and net income attributable to Biogen Idec Inc. for the first quarter of 2012 includes a charge to research and development expense of $29.0 million related to an upfront payment made in connection with our development agreement entered into with Isis Pharmaceuticals, Inc. and a $12.4 million reduction resulting from an increase in our returns reserve and write-offs of unsold inventory due to a voluntary withdrawal of a limited amount of AVONEX product that has demonstrated a trend in oxidation that may lead to expiry earlier than stated on its label.

(b) Net income and net income attributable to Biogen Idec Inc. for the second quarter of 2012 includes a charge to research and development expense of $12.0 million related to an upfront payment made in connection with our development agreement entered into with Isis Pharmaceuticals, Inc.

(c) Net income and net income attributable to Biogen Idec Inc. for the fourth quarter of 2012 includes the correction of an error that had accumulated over several prior years in our deferred tax accounting for capitalized interest which resulted in an expense of $29.0 million.

(d) Net income and net income attributable to Biogen Idec Inc. for the fourth quarter of 2012 includes a charge to research and development expense of $30.0 million related to an upfront payment made in connection with our development agreement entered into with Isis Pharmaceuticals, Inc.

(e) Our share of RITUXAN revenues from unconsolidated joint business was reduced by approximately $50.0 million in the second quarter of 2011 as a result of an accrual for estimated compensatory damages (including interest) relating to Genentech's ongoing arbitration with Hoechst GmbH. For additional information related to this matter, please read Note 22, *Litigation* to these consolidated financial statements.

(f) Net income and net income attributable to Biogen Idec Inc. for the fourth quarter of 2011 includes a charge to research and development expense of $36.8 million related to an upfront payment made in connection with our collaboration and license agreement entered into with Portola Pharmaceuticals, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Biogen Idec Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Biogen Idec Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 5, 2013

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation, as amended. Filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
3.2	Second Amended and Restated Bylaws, as amended. Filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.
4.1	Reference is made to Exhibit 3.1 for a description of the rights, preferences and privileges of our Series A Preferred Stock and Series X Junior Participating Preferred Stock.
4.2	Indenture between Biogen Idec and The Bank of New York Trust Company, N.A. dated as of February 26, 2008. Filed as Exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-149379).
4.3	First Supplemental Indenture between Biogen Idec and The Bank of New York Trust Company, N.A. dated as of March 4, 2008. Filed as Exhibit 4.1 to our Current Report on Form 8-K filed on March 4, 2008.
10.1	Credit Agreement among Biogen Idec, Bank of America, N.A. as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Credit Partners L.P. as co-syndication agents, and the other lenders party thereto dated June 29, 2007. Filed as Exhibit 99.2 to our Current Report on Form 8-K filed on July 2, 2007.
10.2	Amendment No. 1 to Credit Agreement among Biogen Idec, Bank of America, N.A. as administrative agent, and the other lenders party thereto dated as of March 5, 2009. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
10.3†	Expression Technology Agreement between Biogen Idec and Genentech. Inc. dated March 16, 1995. Filed as an exhibit to Biogen Idec's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.
10.4	Letter Agreement between Biogen Idec and Genentech, Inc. dated May 21, 1996. Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on June 6, 1996.
10.5†	Second Amended and Restated Collaboration Agreement between Biogen Idec and Genentech, Inc. dated as of October 18, 2010. Filed as Exhibit 10.5 to our Annual Report on Form 10-K for the year ended December 31, 2010.
10.6†	Letter agreement regarding GA101 financial terms between Biogen Idec and Genentech, Inc. dated October 18, 2010. Filed as Exhibit 10.6 to our Annual Report on Form 10-K for the year ended December 31, 2010.
10.7†	ANTEGREN (now TYSABRI) Development and Marketing Collaboration Agreement between Biogen Idec and Elan Pharma International Limited dated August 15, 2000. Filed as Exhibit 10.48 to Biogen, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-12042) and incorporated herein by reference.
10.8*	Biogen Idec Inc. 2008 Omnibus Equity Plan. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on May 8, 2008.
10.9*	Amendment to Biogen Idec Inc. 2008 Omnibus Equity Plan dated October 13, 2008. Filed as Exhibit 10.19 to our Annual Report on Form 10-K for the year ended December 31, 2008.
10.10*	Form of restricted stock unit award agreement under the Biogen Idec Inc. 2008 Omnibus Equity Plan. Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on August 1, 2008.
10.11*	Form of nonqualified stock option award agreement under the Biogen Idec Inc. 2008 Omnibus Equity Plan. Filed as Exhibit 10.2 to our Current Report on Form 8-K filed on August 1, 2008.
10.12*	Form of cash-settled performance shares award agreement under the Biogen Idec Inc. 2008 Omnibus Equity Plan. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.
10.13*	Form of market stock unit award agreement under the Biogen Idec Inc. 2008 Omnibus Equity Plan. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.
10.14*	Biogen Idec Inc. 2006 Non-Employee Directors Equity Plan, as amended. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 28, 2010.
10.15*	Amendment to Biogen Idec Inc. 2006 Non-Employee Directors Equity Plan dated June 1, 2011. Filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
10.16*	Biogen Idec Inc. 2005 Omnibus Equity Plan. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 15, 2005.

Exhibit No.	Description
10.17*	Amendment No. 1 to the Biogen Idec Inc. 2005 Omnibus Equity Plan dated April 4, 2006. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
10.18*	Amendment No. 2 to the Biogen Idec Inc. 2005 Omnibus Equity Plan dated February 12, 2007. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
10.19*	Amendment to the Biogen Idec Inc. 2005 Omnibus Equity Plan dated April 18, 2008. Filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.20*	Amendment to Biogen Idec Inc. 2005 Omnibus Equity Plan dated October 13, 2008. Filed as Exhibit 10.30 to our Annual Report on Form 10-K for the year ended December 31, 2008.
10.21*	Biogen Idec Inc. 2003 Omnibus Equity Plan. Filed as Exhibit 10.73 to our Current Report on Form 8-K filed on November 12, 2003.
10.22*	Amendment to Biogen Idec Inc. 2003 Omnibus Equity Plan. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
10.23*	Amendment to Biogen Idec Inc. 2003 Omnibus Equity Plan dated April 18, 2008. Filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.24*	Amendment to Biogen Idec Inc. 2003 Omnibus Equity Plan dated October 13, 2008. Filed as Exhibit 10.34 to our Annual Report on Form 10-K for the year ended December 31, 2008.
10.25*	Biogen Idec Inc. 1995 Employee Stock Purchase Plan as amended and restated effective April 6, 2005. Filed as Appendix B to our Definitive Proxy Statement on Schedule 14A filed on April 15, 2005.
10.26*	IDEC Pharmaceuticals Corporation 1993 Non-Employee Directors Stock Option Plan, as amended and restated through February 19, 2003. Filed as Appendix B to our Definitive Proxy Statement on Schedule 14A filed on April 11, 2003.
10.27*	Amendment to IDEC Pharmaceuticals Corporation 1993 Non-Employee Directors Stock Option Plan dated April 18, 2008. Filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.28*	Amendment to IDEC Pharmaceuticals Corporation 1993 Non-Employee Directors Stock Option Plan dated June 1, 2011. Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
10.29*	IDEC Pharmaceuticals Corporation 1988 Stock Option Plan, as amended and restated through February 19, 2003. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 11, 2003.
10.30*	Amendment to the IDEC Pharmaceuticals Corporation 1988 Stock Option Plan dated April 16, 2004. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
10.31*	Amendment to IDEC Pharmaceuticals Corporation 1988 Stock Option Plan dated April 18, 2008. Filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.32*	Biogen, Inc. 1985 Non-Qualified Stock Option Plan, as amended and restated through April 11, 2003. Filed as Exhibit 10.22 to our Annual Report on Form 10-K for the year ended December 31, 2007.
10.33*	Amendment to Biogen, Inc. 1985 Non-Qualified Stock Option Plan dated April 18, 2008. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.34*	Amendment to Biogen, Inc. 1985 Non-Qualified Stock Option Plan dated October 13, 2008. Filed as Exhibit 10.45 to our Annual Report on Form 10-K for the year ended December 31, 2008.
10.35*	Biogen Idec Inc. 2008 Performance-Based Management Incentive Plan. Filed as Appendix B to Biogen Idec's Definitive Proxy Statement on Schedule 14A filed on May 8, 2008.
10.36*	Voluntary Executive Supplemental Savings Plan, as amended and restated effective January 1, 2004. Filed as Exhibit 10.13 to our Annual Report on Form 10-K for the year ended December 31, 2003.
10.37*	Supplemental Savings Plan, as amended and restated effective January 1, 2012. Filed as Exhibit 10.39 to our Annual Report on Form 10-K for the year ended December 31, 2011.

Exhibit No.	Description
10.38*	Voluntary Board of Directors Savings Plan, as amended and restated effective January 1, 2012. Filed as Exhibit 10.40 to our Annual Report on Form 10-K for the year ended December 31, 2011.
10.39*	Biogen Idec Inc. Executive Severance Policy — U.S. Executive Vice President, as amended effective October 13, 2008. Filed as Exhibit 10.51 to our Annual Report on Form 10-K for the year ended December 31, 2008.
10.40*	Biogen Idec Inc. Executive Severance Policy — International Executive Vice President, as amended effective October 13, 2008. Filed as Exhibit 10.52 to our Annual Report on Form 10-K for the year ended December 31, 2008.
10.41*	Biogen Idec Inc. Executive Severance Policy — U.S. Senior Vice President, as amended effective October 13, 2008. Filed as Exhibit 10.53 to our Annual Report on Form 10-K for the year ended December 31, 2008.
10.42*	Biogen Idec Inc. Executive Severance Policy — International Senior Vice President, as amended effective October 13, 2008. Filed as Exhibit 10.54 to our Annual Report on Form 10-K for the year ended December 31, 2008.
10.43*	Annual Retainer Summary for Board of Directors. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
10.44*	Form of indemnification agreement for directors and executive officers. Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on June 7, 2011.
10.45*	Employment Agreement between Biogen Idec and George A. Scangos dated as of June 28, 2010. Filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 1, 2010.
10.46*	Letter regarding employment arrangement of Paul J. Clancy dated August 17, 2007. Filed as Exhibit 10.49 to our Annual Report on Form 10-K for the year ended December 31, 2007.
10.47*	Letter regarding employment arrangement of Douglas E. Williams dated December 7, 2010. Filed as Exhibit 10.57 to our Annual Report on Form 10-K for the year ended December 31, 2011.
10.48*	Letter regarding employment arrangement of Steven H. Holtzman dated November 19, 2010. Filed as Exhibit 10.58 to our Annual Report on Form 10-K for the year ended December 31, 2011.
10.49*+	Letter regarding employment arrangement of Kenneth DiPietro dated December 12, 2011.
21+	Subsidiaries.
23+	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm.
31.1+	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1++	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101++	The following materials from Biogen Idec Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Equity and (vi) Notes to Consolidated Financial Statements.

^ References to "our" filings mean filings made by Biogen Idec Inc. and filings made by IDEC Pharmaceuticals Corporation prior to the merger with Biogen, Inc. Unless otherwise indicated, exhibits were previously filed with the Securities and Exchange Commission under Commission File Number 0-19311 and are incorporated herein by reference.

* Management contract or compensatory plan or arrangement.

† Confidential treatment has been granted or requested with respect to portions of this exhibit.

\+ Filed herewith.

\+ + Furnished herewith.